917


06017748

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Primary Metals Inc.

*CURRENT ADDRESS 306 - 850 West Hastings Street
Vancouver, British Columbia V6C 1E1

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

FILE NO. 82- 35031 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 10/27/06


RECEIVED
2006 SEP -7 P 3:46

PRIMARY METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

31 MARCH 2005 AND 2004

Expressed in Euros

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Primary Metals Inc.:

We have audited the consolidated balance sheets of Primary Metals Inc. as at 31 March 2005 and 2004 and the consolidated statements of loss and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 March 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
7 July 2005

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Primary Metals Inc. Statement 1

Consolidated Balance Sheets

As at 31 March

Euros

ASSETS	2005	2004 (Restated Note 4)
Current		
Cash	**339,529**	155,148
Accounts receivable - trade	**611,163**	173,073
- other	**240,821**	163,468
Prepaid expenses	**35,535**	4,886
Inventory *(Note 7)*	**1,743,935**	1,345,708
	2,970,983	1,842,283
Investments *(Note 8)*	**-**	46,405
Property, Plant and Equipment *(Note 9)*	**1,789,370**	1,290,353
	4,760,353	3,179,041

LIABILITIES	2005	2004
Current		
Export loan payable *(Note 10)*	**299,737**	200,428
Government assistance loan *(Note 10)*	**1,285,653**	337,079
Accounts payable and accrued liabilities	**2,809,583**	1,644,626
Current portion of long-term debt	**596,810**	410,136
	4,991,783	2,592,269
Long-Term Debt *(Note 12)*	**741,976**	662,524
Asset Retirement Obligations *(Note 17)*	**3,222,030**	3,068,599
Continued Operations *(Note 2)*		
Contingencies *(Note 17)*		

SHAREHOLDERS' DEFICIENCY	2005	2004
Share Capital *(Note 13)*	**62,366,379**	62,040,030
Convertible Security *(Note 13d)*	**26,509**	26,509
Contributed Surplus *(Note 14)*	**6,048,299**	6,058,639
Deficit - *Statement 2*	**(72,636,623)**	(71,269,529)
	(4,195,436)	(3,144,351)
	4,760,353	3,179,041

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael Raftery" , Director

- See Accompanying Notes -

Primary Metals Inc. Statement 2

Consolidated Statements of Loss and Deficit

For the Years Ended 31 March

Euros

	2005	2004 (Restated Note 4)
Sales *(Note 16)*	**6,138,214**	5,993,718
Cost of Sales	**6,358,069**	6,353,367
Gross Margin	**(219,855)**	(359,649)
Accretion of asset retirement obligation *(Note 17)*	**153,431**	146,123
Administrative Expenses	**446,223**	522,377
Amortization and depletion	**507,037**	293,610
Foreign Exchange	**(102,796)**	(128,305)
Interest and Financing	**217,495**	107,993
Professional fees	**166,756**	108,165
Stock-Based Compensation *(Note 13f)*	**-**	16,718
	1,388,146	1,066,681
Loss Before the Undernoted	**(1,608,001)**	(1,426,330)
Gain on forgiveness of debt *(Note 11d)*	**249,672**	-
Loss on retirement of assets *(Note 9)*	**(29,017)**	-
Other income	**61,907**	271,944
Write-down of investments *(Note 8)*	**(41,655)**	-
Loss Before Taxes	**(1,367,094)**	(1,154,386)
Income taxes *(Note 18)*	**-**	-
Loss for the Year	**(1,367,094)**	(1,154,386)
Deficit - beginning of year, as reported	**(71,269,529)**	(68,442,667)
Effect of change in accounting policies *(Note 4)*	**-**	(1,672,476)
Deficit - beginning of year, as restated	**(71,269,529)**	(70,115,143)
Deficit - End of Year	**(72,636,623)**	(71,269,529)
Loss Per Share - Basic and Diluted	**(0.19)**	(0.21)
Weighted-Average Number of Shares	**7,422,150**	5,566,397

- See Accompanying Notes -

Primary Metals Inc.

Statement 3

Consolidated Statements of Cash Flows

For the Years Ended 31 March

Euros

	2005	2004 (Restated Note 4)
Cash Provided By (Used In) Operating Activities		
Loss for the year	(1,367,094)	(1,154,386)
Items not involving cash		
Accretion of asset retirement obligation	153,431	146,123
Amortization and depletion	507,037	293,610
Interest accretion on long-term debt	25,071	25,847
Gain on forgiveness of debt	(249,672)	-
Foreign exchange gain on forgiven debt	(41,290)	-
Loss on retirement of assets	29,017	-
Write-down of investments	41,655	-
Stock-based compensation	-	16,718
	(901,845)	(672,088)
Net change in non-cash working capital	220,638	893,816
	(681,207)	221,728
Cash Provided By (Used In) Financing Activities		
Export loan	99,309	(804,064)
Government assistance loan	948,574	337,079
Long-term debt	(90,383)	111,111
Share capital issued for cash	316,009	140,471
	1,273,509	(215,403)
Cash Used In Investing Activities		
Purchase of property, plant and equipment	(412,671)	(52,408)
Proceeds on sale of investments	4,750	-
	(407,921)	(52,408)
Net Increase (Decrease) In Cash	184,381	(46,083)
Cash position - beginning of year	155,148	201,231
Cash Position - End of Year	339,529	155,148

Supplemental Schedule of Non-Cash Investing and Financing Transactions		
Contributed surplus arising from interest discounts on non-interest bearing long-term debt	-	53,618
Long-term debt, interest and accretion settled through the issuance of share capital	-	49,969
Equipment acquired under capital lease	622,400	-
Transfer of contributed surplus to share capital upon exercise of stock options	10,340	-

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates. The operations in Portugal are self-sustaining and as such the functional currency has been determined to be the Euro for purposes of these consolidated financial statements.

Effective 10 April 2003, the Company acquired Primary Mining Canada Inc. ("PMC") *(Note 6)*. The business combination of the Company and PMC has been accounted for using the reverse takeover method of purchase accounting. In accordance with the principles of reverse takeover accounting, the consolidated financial statements have been prepared on the basis that PMC is the deemed acquirer. Accordingly, the consolidated financial statements for the period from 1 May 2002 to 9 April 2003 reflect only the assets, liabilities and results of operations of AMC, the legal subsidiary. The consolidated financial statements for the periods beginning after 10 April 2003 reflect the assets, liabilities and results of operations of PMC and the assets, liabilities and results of operations of the Company. These consolidated financial statements are issued under the name of the legal parent (the Company) but are deemed to be a continuation of the legal subsidiary PMC.

At the time of the acquisition, the Company and PMC had non-coterminous year-ends. During the prior year, the Company changed its year-end to 31 March to match that of PMC. Accordingly, the comparative figures include the assets, liabilities and results of operations of the Company for the eleven months ended 31 March 2004 and the assets, liabilities and results of operations of PMC for the year ended 31 March 2004.

2. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has:

i) incurred significant operating losses over the past several years;
ii) a working capital deficiency of 2,020,800 Euros as at 31 March 2005;
iii) economic dependence on sales to a single customer *(Note 16)*;
iv) several contingencies including environmental contingencies *(Note 17)*;
v) no insurance on its mining assets nor loss of profits insurance.

The Company's continued existence is dependent upon its ability to retain and expand its financing arrangements and to restore and maintain profitable operations. In addition to an improving tungsten market, a new long-term sales agreement *(Note 20a)*, and access to a new line of credit *(Note 20b)*, management believes that a substantial reduction in operating costs per unit is possible with the introduction of low profile methods, improved efficiencies and replacement of equipment that has exceeded useful lives. Also, management is in the process of increasing the operating rate to make use of excess capacity. There is, of course, no assurance that the Company's current efforts will be successful.

2. Continued Operations - *continued*

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned, as described above, will mitigate the adverse conditions and events, which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3. Significant Accounting Policies

a) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i) Owned 100% by PMC
(ii) Owned 100% by BVI
(iii) Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

b) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

c) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date, revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period.

The accounts of the Company's Canadian operations have been translated into Euros as follows:

i) Monetary assets and liabilities at year-end rates,
ii) All other assets and liabilities at historical rates, and
iii) Revenue and expense items at the average rate of exchange prevailing during the year.
iv) Gains and losses arising on translation are charged to the statement of operations in the period in which they occur.

3. Significant Accounting Policies - *Continued*

d) Foreign Currency Risk

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

e) Loss per Common Share

Loss per share is calculated based on the weighted-average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options, warrants and debt conversion would be anti-dilutive, and therefore basic and diluted loss per share are the same.

f) Inventory

Mine stores and concentrates are valued at the lower of average cost and net realizable value less a provision for obsolescence.

g) Amortization, Depletion and Impairment

Mining equipment, plant and property are depleted on a unit of production basis, based on estimated recoverable reserves. Estimated recoverable reserves include proven and probable reserves. Other administrative equipment is amortized on a straight-line basis over their estimated useful lives. Property, plant and equipment that are currently not in use or that are under development will not be amortized until such property, plant and equipment are put into use.

Management periodically reviews future operating cash flows of its mining operations in determining if adjustments to the carrying values of its mining assets are required to record those assets at the net recoverable amount. The ultimate recoverability of the amounts capitalized for the mining assets is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in the mining assets have been based on best estimates. However, it is reasonably possible that changes could occur in the near term, which could adversely affect management's estimates and may result in further write-downs of capitalized carrying values.

h) Grants

Grants in respect of capital expenditures are credited against the related capital expenditure on becoming unconditional.

i) Leased Assets

Assets acquired under capital leases are capitalized and the outstanding future lease obligations are shown in long-term debt. The assets are depreciated over their useful economic lives. The interest element of leasing payments represents a constant proportion of the capital balance outstanding and is charged to the profit and loss account over the period of the lease. All other leases are regarded as operating leases and the payments made under them are charged to the profit and loss account as incurred over the lease term.

3. Significant Accounting Policies - *Continued*

j) Environmental Expenditures

The operations of the Company may be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable. The Company's policy is to comply with legal requirements, as instigated by government agencies or appropriate authorities, as a minimum where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development *(Note 4b)*.

k) Revenue Recognition

Revenue from sales is recognized when title to the concentrates passes under firm sales contracts and collection is reasonably assured. When concentrates are shipped under consignment arrangements, revenue is recognized once the delivered consignment stock is drawn down for processing by the customer.

l) Financial Derivatives

It is not the Company's policy to speculate with the use of derivatives. In respect of any contracts employed to hedge the future sale of product, any gain or loss is taken to the profit and loss account when realized either by the physical delivery of the product or the closure of the instrument.

m) Accounting for Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax asset and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. When acquisitions are made and a difference exists between the cost of the asset and its tax basis, a future income tax liability or asset is recorded. The amount of the future income tax liability or asset is included in the initial carrying value of the acquired asset.

n) Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

4. Changes in Accounting Policies

a) Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. It is applied on a prospective basis and applies to all awards granted on or after 1 May 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by Section 3870, the Company enacted prospectively early adoption of the fair-value based method of accounting for awards issued to employees after 1 May 2003. The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair-value based method. In prior years, stock-based compensation expense was recognized only when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

4. Changes in Accounting Policies - *Continued*

b) Asset Retirement Obligation

Mining operations are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the Company's environmental policies.

Effective 1 April 2004, the Company adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The change in policy was applied retroactively with restatement of prior periods. Upon acquisition of Panasqueira in April 2003, the Company took an impairment charge on the mineral property and certain of the mining assets, effectively valuing the mine at a nominal value. In restating the prior period amounts for an increase in the asset retirement obligation, the resulting increase in the asset would have been subject to the same impairment charge. Therefore, the 2004 opening deficit has been charged with the retroactive adjustment for the asset retirement obligation. The impact of the change was to increase the asset retirement obligation and opening deficit by 1,672,476 Euros. The accretion for 2004 of 146,123 Euros was charged to operations *(Note 17b)*.

5. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 16)* is denominated in U.S. funds. This contract accounted for 86% of consolidated sales for the year ended 31 March 2005 (2004 - 86%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar. At 31 March 2004 the exchange rate was 1.22 and at 31 March 2005 it was 1.30. The change in the exchange rate over the year yields a decrease of approximately 6.2% in the sales values in Euros on the U.S. denominated sales on the basis of comparing a sale made in March 2004 against a sale made in March 2005. Management partially mitigates this risk by arranging credit facilities that are denominated in U.S. funds *(Note 12)*.

5. Financial Instruments - *Continued*

The Company is exposed to currency risk on its debt as certain of its credit facilities are denominated in U.S. funds *(Note 12)*. The Company's obligations under these loans are negatively impacted by declines in the Euro versus the U.S. dollar. During the period from April 2004 through 31 March 2005 the increase in the exchange rate yielded foreign exchange gains, which partially offset losses resulting from the increase in the Euro versus the U.S. dollar on U.S. dollar denominated sales.

The Company has a concentration of sales *(Note 16)* such that from June 2004, all sales of tungsten concentrates were to a single customer.

6. Share and Asset Purchase Agreement

On 10 April 2003, the Company acquired the following assets from Avocet Mining PLC ("AMP"), a UK public company:

(i) 100% of the issued and outstanding shares of Primary Mining Canada Inc. ("PMC"), which owns 100% of the issued and outstanding shares of Beralt Ventures Inc. ("BVI"), which owns approximately 100% (5,499,996 of 5,500,000) of the issued and outstanding shares of Beralt Tin & Wolfram (Portugal) S.A. ("Beralt");

(ii) approximately 10.6% of Lermontovskaya Gornorudnaya Compania ("LGC"), a Russian Open Stock company. During the year, the Company disposed of these shares to an arm's length party for net cash proceeds of 4,750 Euros;

(iii) the rights to acquire two-thirds of the share capital of Minera Malaga Santolalla ("MAL"), which owns tungsten mining and exploration rights in Peru;

(iv) a royalty interest based on production of an ammonium metatungstate plant ("AMT"), located in Alabama; and

(v) the transfer of certain Assigned Loans in the amount of 2,926,230 Euros from AMP to the Company. The Assigned Loans represent the net debt owing from Beralt to AMP at Completion after deducting the Retained Loans *(Note 11)* in the amount of 2,140,000 Euros.

Consideration for the acquisition was the issuance of 5 common shares of the Company for the shares of AMC, US $1 *(Note 8)* for the shares of LGC, the rights to MAL and the AMT royalty interest and 1,999,995 common shares of the Company for the Assigned Loans. AMP was also granted 1,000,000 common share purchase warrants in connection with the acquisition of the shares of AMC and for the Assigned Loans. The warrants are exercisable at CDN $0.11 until 10 April 2006 and at CDN $0.125 from 11 April 2006 until their expiry on 10 April 2008 *(Note 13d)*. The 2,000,000 shares issued and the 1,000,000 warrants granted are subject to an escrow agreement dated 10 April 2003. The escrow agreement restricts the release of both the shares and warrants.

As part of the agreement, AMP agreed to sell to the Company for nominal consideration a debt in the amount of 429,421 Euros owing from AVI to AMP. AMP also agreed to provide certain working capital loans *(Note 12a)* to the Company and to Beralt in order to assist with the working capital needs of the Company.

7. Inventory

Details are as follows:

	2005	2004
Concentrates		
- On hand	**717,803**	85,730
- On consignment	**-**	199,870
Mine stores	**1,275,532**	1,309,508
Provision for obsolescence	**(249,400)**	(249,400)
	1,743,935	1,345,708

8. Investments

Details are as follows:

	2005	2004
Land	**-**	46,404
Other (*)	**-**	1
	-	46,405

(*) This amount represents the consideration paid for the shares, rights and a royalty interest as part of the reverse takeover transaction, at cost *(Note 6)* as follows:

(i) approximately 10.6% of Lermontovskaya Gornorudnaya Compania ("LGC"), a Russian Open Stock company. During the year, the Company disposed of these shares to an arm's length party for net cash proceeds of 4,750 Euros;

(ii) the rights to acquire two-thirds of the share capital of Minera Malaga Santolalla ("MAL"), which owns tungsten mining and exploration rights in Peru;

(iii) a royalty interest based on production of an ammonium metatungstate plant ("AMT"), located in Alabama.

During the year, the Company wrote off all costs relating to these investments.

9. Property, Plant and Equipment

Details are as follows:

	2005	2004
Mill, buildings and mine development	**16,306,346**	15,992,114
Mining equipment	**14,312,466**	14,602,947
Transportation equipment	**597,697**	1,038,924
Administration	**470,018**	588,161
Equipment under capital lease	**1,997,263**	1,374,863
	33,683,790	33,597,009
Provisions for impairment	**(10,815,247)**	(10,815,247)
Accumulated amortization and depletion	**(21,079,173)**	(21,491,409)
	1,789,370	1,290,353

During the year, the Company removed certain fully depreciated assets from the accounts and disposed of certain assets for a loss on retirement of 29,017 Euros.

10. Loans Payable

a) **Export Loan Payable**

Details are as follows:

	2005	2004
Note payable to Caixa Geral de Depositos, Portugal, bearing interest at Libor plus 1.25%, repayable 120 days from each advance and secured by exported tungsten concentrates	**299,737**	200,428

The loan is denominated in U.S. funds and the balance owing at 31 March 2005 is US$394,600 (2004 – US$246,317).

b) **Government Assistance Loan**

Details are as follows:

	2005	2004
Advances with interest payable at an estimated rate of 6.2%, currently without specific terms of repayment	**1,285,653**	337,079

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

11. Due to Related Company

a) Details are as follows:

	2005	2004
Retained loan payable to AMP *(Note 11b)*	-	2,140,000
Valuation allowance *(Note 11c)*	-	(2,140,000)
	-	-

b) Original terms of the unsecured Retained Loan included interest at 5% per annum and contingent repayments upon Beralt reaching a certain profitability target. The contingent repayments also included 2.5% of the sale of any assets by Beralt, including tungsten concentrates, in excess of 10,000,000 Euros per annum. On 31 December 2010, any unpaid balance would have been deemed repaid in full.

c) Based upon management's estimates regarding future selling prices of tungsten concentrates, the ability of Beralt to reach the profitability target and the prospects of Beralt exceeding the 10,000,000 Euros sales threshold, it was determined that a full valuation allowance be taken on the loan payable.

d) During the year, Almonty, LLC ("Almonty"), a private U.S. company, acquired 3,379,342 common shares of the Company from AMP. Concurrently, Almonty subscribed for two private placements for a total of 1,538,888 shares of the Company, including 1,200,000 warrants *(Note 13)*. These transactions effectively gave Almonty voting control of the Company.

As part of Almonty's agreement with AMP, AMP assigned the Retained Loan and the Convertible Revolving Credit Note *(Note 12)* to BVI for $1, whereupon BVI subscribed for additional shares in Beralt to capitalize the debt. The effect of these assignments to the parent of Beralt was to effectively forgive both of the loans payable by Beralt. Accordingly, the Company has recorded a gain on forgiveness of debt during the year of 249,672 Euros, which relates to the Convertible Revolving Credit Note.

AMP also assigned the US$50,000 Convertible Loan Agreement *(Note 12)* to Almonty. This loan was repaid to Almonty subsequent to 31 March 2005 *(Note 20e)*.

12. Long-Term Debt

a) Details are as follows:

	2005	2004
Almonty, a related company *(Note 11d)*		
Convertible Loan Agreement		
Non-interest bearing, unsecured, due 15 January 2005 *(Note 20e)*	**45,163**	45,163
Interest discount at 8% per annum	**(5,944)**	(5,944)
Interest accretion recorded	**5,944**	3,172
Foreign exchange gain	**(8,197)**	-
	36,966	42,391
AMP, a related company		
Convertible Revolving Credit Note		
Bearing interest upon reaching certain prescribed operating results at 8% per annum, unsecured and repayable on demand after 30 June 2006.	**362,394**	362,394
Interest discount at 8% per annum on management assumption the loan will remain non-interest bearing	**(111,295)**	(111,295)
Interest accretion recorded	**39,863**	17,564
Foreign exchange gain	**(41,290)**	-
Balance forgiven *(Note 11d)*	**(249,672)**	
	-	268,663
Caixa Geral de Depositos		
Mechanization loan, bearing interest at 3.83%, repayable at 62,246 Euros per quarter, secured by related equipment, due December 2006	**435,676**	522,819
Locapor		
Capital lease payable, repayable at 13,817 Euros per quarter blended interest and principal, implicit interest at 4.47% per annum, due 16 December 2006, secured by the related equipment	**126,984**	178,243
Other		
Capital lease payable, repayable at US$15,553 per month blended interest and principal beginning 1 May 2005, implicit interest at 4.49% per annum, expiring 30 April 2008, secured by the related equipment *(Note 20b)*	**401,669**	60,544
Capital lease payable, non-interest bearing, repayable at 8,449 Euros per month expiring September 2006, secured by the related equipment	**165,291**	-
Finance contract payable, repayable in semi-annual payments of 21,525 Euros, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	**172,200**	-
	1,338,786	1,072,660
Less: Current portion	**(596,810)**	(410,136)
	741,976	662,524

12. Long-Term Debt - *Continued*

b) Scheduled principal repayments are as follows:

Twelve Months Ended 31 March	Euros
2006	596,810
2007	503,996
2008	182,985
2009	54,995
	1,338,786

c) The Company has an overdraft facility with Caixa Geral de Depositos to a limit of 100,000 Euros and bearing interest at Euribor three-month rate plus 4% per annum and is unsecured. The balance of this facility as at 31 March 2005 is Nil Euros (2004 – Nil Euros).

13. Share Capital

Details are as follows:

a) Authorized share capital: 100,000,000 common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	Common Shares	Euros
Balance – 30 April 2003	4,050,001	61,849,590
Issued for private placement at Cdn$0.10 per share	750,000	47,170
Issued for private placement at Cdn$0.115 per share	1,290,000	93,301
Issued in settlement of convertible debt at Cdn$0.10/share	794,495	49,969
Balance – 31 March 2004	6,884,496	62,040,030
Issued for private placement at Cdn$0.18 per share	338,888	37,968
Issued for private placement at Cdn$0.225 per share (i)	1,200,000	168,057
Issued on exercise of options	275,000	24,897
Issued on exercise of warrants	983,334	85,087
Stock-based compensation *(Note 13f)*	-	10,340
Balance – 31 March 2005	9,681,718	62,366,379

(i) Includes 1,200,000 warrants to purchase 1,200,000 common shares at a price of Cdn$0.30 expiring 23 March 2007.

13. Share Capital - *Continued*

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. A summary of stock option activities during the reported periods is as follows:

	2005	2004
Balance - Beginning of year	**600,000**	400,000
Granted	**-**	200,000
Exercised	**(275,000)**	-
Expired	**(65,000)**	-
Balance - End of year	**260,000**	600,000

Outstanding and exercisable stock options at 31 March 2005 are as follows:

Options Outstanding			Options Exercisable	
Number Outstanding	Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
260,000	3.13	Cdn $0.12	260,000	Cdn $0.12

d) Details of the issued and outstanding warrants are as follows:

Price		Expiry	Warrants		Euros
Cdn $	0.11 or	10 April 2006			
Cdn $	0.125	10 April 2008	1,000,000	(i)	26,509
Cdn $	0.12	19 June 2005	390,000		-
Cdn $	0.15	11 July 2005	666,666		-
Cdn $	0.30	23 March 2007	1,200,000		-
			3,256,666		26,509

(i) The fair value of the warrants issued in connection with the qualifying transaction *(Note 6)* was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	64%
Risk-free interest rate	3.60%
Expected life of options	5 years

e) As at 31 March 2005, there were 1,737,371 (31 March 2004 – 2,784,507) common shares in escrow, which may only be released pursuant to the terms of the escrow agreements.

13. Share Capital - *Continued*

f) Stock-Based Compensation

For the years ended 31 March, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2005	2004
Total options granted	-	200,000
Average exercise price (in Cdn$)	-	0.20
Estimated fair value of compensation	-	16,718
Estimated fair value per option	-	0.08

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	-	4.02%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	78%
Expected option life in years	-	5 years

The company has recorded stock-based compensation for the options that vested during the year as follows:

	2005	2004
Number of options vested in year	-	200,000
Total compensation recognized for the year	-	16,718
Transfer to share capital – options exercised (i)	**(10,340)**	-
Net change in contributed surplus for the year *(Note 14)*	**(10,340)**	16,718

(i) During the year, employees and consultants exercised 275,000 (2004 – Nil) options for which the related stock-based compensation has been recorded as share capital in these financial statements.

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

14. Contributed Surplus

Details are as follows:

	Euros
Balance - 30 April 2003	5,988,303
Contributed surplus arising from interest discounts on non-interest bearing long-term debt from AMP	53,618
Contributed surplus arising from the granting of stock options *(Note 13f)*	16,718
Balance – 31 March 2004	6,058,639
Transfer to share capital upon exercise of stock options *(Note 13f)*	(10,340)
Balance – 31 March 2005	6,048,299

15. Related Party Transactions

Related party transactions and balances not otherwise disclosed in these financial statements are as follows:

	2005	2004
a) Marketing commissions paid to a director of Beralt	**53,900**	51,376
b) Consulting fees paid or accrued to directors	**10,855**	8,417
	64,755	59,793

16. Sales and Economic Dependence

Details of sales generated from customers, who individually account for approximately 10% or more of that year's consolidated sales are as follows:

	2005	2004
Number of large customers	**1**	3
Amount of sales to large customers	**5,278,859**	5,152,730
Total consolidated sales	**6,138,214**	5,993,718
Total percentage of consolidated sales generated from large customers	**86.0%**	86.0%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of these contracts at economic rates.

17. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) Rio

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. It is the Company's opinion that any reclamation of the old workings will not be to the Company's account. The Company has entered into a letter of understanding with the local municipal government in Portugal for the transfer of these old mine workings, tailings and waste rock disposal areas to the municipality for nominal consideration. The various terms and conditions of the letter of understanding are subject to a final agreement being signed. The municipality is currently improving the area as a tourist attraction. No asset retirement obligation has been recorded for these workings.

Should the transfer of these workings not complete as contemplated, the Company could become liable for reclamation costs. This contingency would affect the reported liabilities and shareholder's deficiency should the Company become obligated to perform such site restoration by contract or regulation at some future date. Such costs could be significant as the area was in operation from the 1880's until the late 1990's.

b) Barroca Grande

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

The Company has estimated the fair value of the asset retirement obligation upon acquisition to be 2,922,476 Euros. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details are as follows:

	2005	2004
Reclamation and restoration		
Opening balance	**1,945,799**	1,853,142
Accretion during the year	**97,291**	92,657
Closing balance	**2,043,090**	1,945,799
Employee termination		
Opening balance	**1,122,800**	1,069,334
Accretion during the year	**56,140**	53,466
Closing balance	**1,178,940**	1,122,800
Total asset retirement obligation – opening balance	**3,068,599**	2,922,476
Total accretion during the year	**153,431**	146,123
Total asset retirement obligation – closing balance *(Note 4b)*	**3,222,030**	3,068,599

18. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the year ended 31 March 2005 are as follows:

	Euros
Consolidated accounting loss before income taxes	(1,367,094)
Adjustments for differences between accounting and taxable income:	
Amortization	507,037
Stock-based compensation	-
Accretion	178,502
Other	(245,812)
Consolidated loss for tax purposes	(927,367)
Statutory tax rate	35.6%
Expected tax expense (recovery) for the year	(330,143)
Increase (decrease) in taxes due to:	
Foreign income at different tax rates	107,240
Current valuation allowance	222,903
Tax expense (recovery) for the year	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 March 2005 are as follows:

	Euros
Non-capital loss carry-forwards	2,396,682
Property, plant and equipment	2,640,561
Other	12,821
	5,050,064
Valuation allowance	(5,050,064)
	-

As at 31 March 2005, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal as follows:

Year of Expiry	Canada	Portugal
2006	-	1,858,000
2007	31,000	1,303,000
2008	30,000	369,000
2009	35,000	959,000
2010	44,000	1,895,000
2011	113,000	1,840,000
2012	126,000	-
Total	379,000	8,224,000

19. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

31 March 2005	Canada	Portugal	Consolidated
Segment revenue	-	6,138,214	6,138,214
Segment operating income (loss)	(115,831)	(1,251,263)	(1,367,094)
Identifiable assets	328,040	4,432,313	4,760,353

31 March 2004	Canada	Portugal	Consolidated
Segment revenue	-	5,993,718	5,993,718
Segment operating income (loss)	(100,049)	(1,054,337)	(1,154,386)
Identifiable assets	124,449	3,054,592	3,179,041

20. Subsequent Events

In addition to items disclosed elsewhere in these consolidated financial statements, the Company conducted the following transactions after 31 March 2005:

a) Signed an exclusive multi-year sales agreement for the sale of all or substantially all of the tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated with assistance from Almonty, a major shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty will share equally in any incremental revenues realized from sales under the new contract. In addition, Almonty has agreed to assume 50% of Beralt's US$500,000 obligation under a capital lease *(Note 12)*;

b) Signed a credit facility agreement with Almonty, who will provide the Company with a US$500,000 convertible line of credit. The loan will be available in increments of US$125,000 per quarter beginning on 15 July 2005. The loan will bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date;

b) Signed management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively;

c) Granted 775,000 five-year stock options at an exercise price of Cdn$0.51 per share;

d) Issued 1,056,666 shares upon the exercise of warrants for cash proceeds of Cdn$146,800: and

e) Repaid the US$50,000 convertible loan payable to Almonty *(Note 12)*.

PRIMARY METALS INC.

Report to Shareholders and
Management Discussion and Analysis of
Financial Position and Results of Operations
For the Year ended March 31, 2005

July 27, 2005

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements as of and for the year ended March 31, 2005.

To the Shareholders:

Caution

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

General

We are pleased to report that, in this financial year, our Beralt operating subsidiary not only survived its initial period of crisis, but has now dramatically improved productivity, production throughput, equipment maintenance and employee morale. It has also made good progress in other areas, including environmental. While the unprecedented decline in value of the U.S. dollar during the year adversely affected cash flows and the ability to attract investment funds, the situation has improved and the Company is now benefiting from a recent dramatic increase in the price of tungsten. In addition, we continued to seek the investment needed to complete equipment replacement and access new mining areas underground.

Compared to the previous year, ore mined increased by 55% and finished tungsten concentrate production increased by 32%. Mine operations this year have been restricted to sections with below-average ore grades due to lack of development underground. The current acquisition of new equipment and implementation of plans to expand underground development and mining activities should result in further improvements in productivity and production.

The market outlook is very good at present. Supply of tungsten concentrates from western mines has reduced and is a low fraction of consumption, while Chinese use has risen substantially. The recent increase in the price of tungsten has greatly improved the Company's prospects.

During the year, the Company received nominal consideration for disposing of its 10.6% interest in Lermontovskaya Gornorudnaya Compania, a Russian Open Stock company. In addition, in March 2005, the Company entered into an agreement with Avocet Mining PLC ("AMP") and Almonty, LLC ("Almonty") whereby the Almonty acquired AMP's 49.09% interest in the Company. The agreement received regulatory approval, and the effects on the Company were as follows:

- AMP assigned the 2,140,000 Euro Retained Loan and the US$412,000 principal balance of the Convertible Revolving Credit Note to the Company for $1. The Company then subscribed for shares in Beralt to extinguish these loans payable of Beralt, thereby improving the position of the Company;

- Almonty subscribed for a private placement of 338,888 common shares of the Company at a price of CAD$0.18 per share for total proceeds of CAD$61,000 (see *"Outstanding Share Capital"*);
- Almonty subscribed for a private placement of 1,200,000 units of the Company at a price of CAD$0.225 per unit for total proceeds of CAD$270,000 (see *"Outstanding Share Capital"*); and,
- AMP assigned the US$50,000 Convertible Loan to Almonty. Subsequent to March 31, 2005, the Company repaid this loan to Almonty.

Nature of Business

The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt"). Beralt was acquired in April 2003 in a transaction accounted for as a reverse takeover.

The mine is one of the oldest and most enduring in Europe. Operations commenced in its area a century ago. With a brief halt in 1994, it has operated continuously for over 50 years. It is one of the few western tungsten mines that survived the long period during which Chinese exports, at low prices, dominated the market. In recent years, the operation produced at below capacity. Sales were to a limited number of customers at contracted prices. Investment to develop the mine and replace equipment was low.

The Company is in the process of improving the operations of the mine, increasing its output and lowering its unit costs, to take advantage of improving demand and tungsten prices. It is the Company's view that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt should be in a position to benefit considerably as this trend continues, provided it is able to implement its plans for development.

In particular, Beralt must successfully address the necessary replacement of equipment, particularly mining equipment. It has introduced modern, low-profile equipment to the mine and has ordered additional mining equipment, which should significantly increase the rate of mining, reduce the quantity of waste rock handled and improve the grade of the ore to the processing plant. Financing for such equipment results primarily from the Company's current improvement in cash flow.

Beralt's processing plant, while old, has capacity to process significantly higher volumes than at present, at low incremental cost.

If Beralt can fully implement its plans, the benefits for the Company's shareholders could be high. However, there still exists significant risk regarding tungsten prices, completion of financing requirements for additional equipment, and the effects of currency exchange rates.

While maintaining its focus on tungsten, the Company intends to continue to seek and evaluate other opportunities within the minerals resource sector.

Overall Performance

The commencement of the current financial year was marked by improvements in all areas. This was in contrast to the fourth quarter of 2004 in which equipment breakdowns and falling morale lowered production while shipments realized spot market prices well below production cost.

The first favorable factor was the provision, as from March 2004, of financial assistance for a six-month period under a government program. This was highly important to solve the January/March 2004 cash demands and permit orderly steps to restore stability. During the period of assistance, the Company received 1,211,000 Euros.

Most important for the long-term future of the operation, a new, strong management team was appointed and is performing exceptionally well. It is a combination of very well qualified younger professionals and experienced managers that know the mine and believe in its potential.

Further, the improvement in the tungsten market continued and facilitated the completion of an important two-year sales contract, ending in April, 2006, that provides for the sale of substantially all of production even if the operating rate is significantly increased. This contract was subsequently replaced with a more favourable multi-year tungsten sales contract (see *"Subsequent Events"*).

Morale is again high and monthly production levels in excess of 45,000 tonnes of ore and 10,000 metric tonne units ("MTUs"- one hundredth of a metric tonne, or 10kg of contained tungsten in concentrates) have already been achieved. Insufficient forward development in the mine resulted in lower average grades of mined ore, otherwise finished tungsten production would have been significantly higher.

Particular attention is being given to equipment maintenance. Several mining units have been overhauled. New equipment to replace other, old mining equipment is required and has been ordered to improve availability, productivity and maintenance costs. By the end of the current year, the Company had taken delivery of one low-profile jumbo drill and two low-profile load-haul-dump ("LHD") units. Initial performance of the new machines is encouraging and delivery of additional equipment is expected later this year.

Selected Annual Information

All of the annual and quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. The 2004 results have been restated to give effect to the retroactive adoption of CICA Handbook Section 3110 *"Asset Retirement Obligations"* (see *"Changes in Accounting Policies"*). Selected information for the last three completed fiscal years, ended March 31, is as follows:

(In Euros)	2005	2004	2003
Total sales	6,138,000	5,994,000	5,847,000
Loss for the period – as previously reported	1,367,000	1,008,000	694,000
Accretion of asset retirement obligation	153,000	146,000	n/a
Loss for the period – as restated	1,367,000	1,154,000	694,000
Loss per share (basic and diluted) – as previously reported	0.19	0.18	0.23
Loss per share (basic and diluted) – as restated	0.19	0.21	0.23
Total assets	4,760,000	3,179,000	4,912,000
Long-term debt	1,339,000	1,073,000	1,039,000

Sales were higher in 2004 than in 2003 due to higher quantities delivered from previously established consignment inventories. The net loss in 2004 was increased by lower production in the final quarter and a higher volume of spot sales at low prices. Sales for 2005 increased mostly due to increased tungsten prices. However, the net loss in 2005 increased over that of 2004 due to increases in borrowing costs relating to the government assistance loan and new equipment contracts, professional fees, and increased amortization due to higher production levels. In each successive year, sales revenues and net losses have been negatively impacted by declines in the US Dollar/Euro exchange rate.

Selected Quarterly Information

Selected information for the last eight quarters has been restated due to the retroactive adoption of CICA Handbook Section 3110, as described above:

(In Euros)	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Total sales	1,584,000	1,470,000	1,409,000	1,675,000
Loss for the period – as previously reported	7,000	410,000	531,000	266,000
Accretion of asset retirement obligation	39,000	38,000	38,000	38,000
Loss for the period – as restated	46,000	448,000	569,000	304,000
Loss per share (basic and diluted) – as previously reported	0.01	0.06	0.08	0.04
Loss per share (basic and diluted) – as restated	0.01	0.07	0.08	0.04

(In Euros)	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Total sales	1,807,000	1,105,000	1,802,000	1,280,000
Loss for the period – as previously reported	754,000	173,000	13,000	68,000
Accretion of asset retirement obligation	36,000	36,000	37,000	37,000
Loss for the period – as restated	790,000	209,000	50,000	105,000
Loss per share (basic and diluted) – as previously reported	0.12	0.03	0.00	0.01
Loss per share (basic and diluted) – as restated	0.12	0.03	0.01	0.02

Comparison of the current and previous quarterly sales levels is complicated by the fact that under a new sales agreement (see "*Overall Performance*"), in fiscal 2005, the Company shipped, and recognized as sales, substantially all of its monthly production. In the prior year, the Company shipped production under consignment sales agreements and recognized sales only when the customer drew down consignment inventories. Therefore, fluctuations in sales in the prior year were based more upon the timing of customer requirements and changes in consignment inventories than by the Company's production levels. Notwithstanding these quarterly fluctuations, 2005 annual sales levels are relatively consistent with 2004 (See "*Results of Operations*").

The reduced loss for the fourth quarter of 2005 is due mainly to higher tungsten prices, increased production, and fewer equipment failures. The large loss for the fourth quarter of 2004 is due to a combination of lost production volume due to equipment breakdowns, lower ore grades and low spot sales prices. During the fourth quarter of 2004, market quotations for tungsten concentrates were below US$50/MTU and spot sales based on such low prices were far from economic.

Results of Operations

Production

Production for the year of 109,397 MTUs from 513,793 tonnes of ore processed compares to production of 82,947 MTUs from 331,018 tonnes of ore processed in the previous fiscal year. The process plant recovered grade fell from approximately 0.25% WO_3 in 2004 to 0.21% WO_3 in 2005 due the mining of lower grade ore as a result of a lack of mine development done during the year.

The improvement in tonnes produced for the current year represents a 55% increase over the previous year and reflects the success of the workforce and management team in meeting plans and establishing higher operating rates. Although maintenance costs including equipment overhaul were high, new maintenance standards were established and equipment availability improved. Improvement due to the addition of the three new pieces of equipment is also beginning to show in the quarterly results.

Sales
Sales of 104,109 MTU's during the year compare to 102,461 MTU's in the previous fiscal year, representing a 2% increase. This increase is consistent with the 2% increase in the value of sales for the year, which rose to 6,138,214 Euros in 2005 from 5,993,718 Euros in the previous year.

The Company experienced a negative impact on sales during the year due to the effect of a weakening U.S. dollar as the Company's sales are denominated in U.S. dollars. However, the impact of this decline in the value of sales was offset by the increase in the price of tungsten. The quoted price of ammonium paratungstate ("APT"), upon which our tungsten sales contract price is based, rose from a range of approximately US$82 to US$93 per MTU between April 2004 and January 2005 to approximately US$140 per MTU in March 2005. Subsequently, the price rose to the US$290 level in June 2005. The positive effects of these prices will be felt in the first and second quarter of fiscal 2006.

Operating Margin
The operating margin was a negative 220,000 Euros for the year, which was an improvement from the negative margin of 360,000 Euros for fiscal 2004.

Costs of sales of 6,358,000 Euros for the year were consistent with the 6,353,000 Euros for the previous year. This is consistent with the levels of MTU's sold in the periods, which increased only 2% over the previous year.

The improved operating margin for 2005 is due primarily to the increase in MTU's sold in the year, as well as the fact that the units sold late in the year were sold at higher than average prices for the year. Margins have been negatively affected by the weakening of the U.S. dollar and the reduced ore grades, but more latterly, they have been positively affected by reduced unit costs of tonnes mined and an increase in the price of tungsten.

Other Expenses
General and administrative costs, net of other items, totaled 1,146,000 Euros for the year as compared to 795,000 Euros in 2004 as follows:

(In Euros)	2005	2004
Salaries, wages and benefits	259,000	335,000
Communications	13,000	13,000
Travel and accommodation	60,000	64,000
Office and general	84,000	64,000
Insurance	12,000	29,000
Consulting	4,000	8,000
Transfer agent, filing fees and shareholder information	14,000	9,000
Total administrative expenses	446,000	522,000
Accretion of asset retirement obligation	153,000	146,000
Amortization and depletion	507,000	294,000
Foreign exchange	(103,000)	(128,000)
Interest and financing	217,000	108,000
Professional fees	167,000	108,000
Stock-based compensation	-	17,000
Other items	(241,000)	(272,000)
Totals	1,146,000	795,000

Administrative expenses for the current year were lower than the prior year's due to the Company moving to cut costs wherever possible. Interest costs were higher in 2005 due to the additional long-term debt

relating to asset acquisitions as well as interest accrued on the government assistance loan. Legal costs in fiscal 2005 include the costs of defending a lawsuit filed by a company alleging a breach of an alleged sales contract. The lawsuit was subsequently dismissed. Amortization increased for the year due to the addition of drill and other mining equipment in the year, as well as due to the increase in units of production for the year. Foreign exchange adjustments vary with the levels of U.S. and Canadian dollar denominated monetary assets and changes in these exchange rates compared to the Euro.

Loss
Due to the negative gross margin and the increase in other costs, the loss for the year of 1,367,000 Euros (0.19 Euros per share) was higher than the 1,154,000 Euros loss (0.21 Euros per share) recorded in the previous year. The 2005 loss also includes other items that vary from the previous year: gain on forgiveness of debt (250,000 Euros), loss on retirement of assets (29,000 Euros), loss on write-down of investments (42,000 Euros), as well as a 210,000 Euros reduction in other income compared to 2004, a large portion of which related to the sale of houses at the mine site in the previous year.

Cash Flows
Cash flow from operating activities (before changes in non-cash working capital) for the year was negative 902,000 Euros compared to negative 672,000 Euros for last year. The change in cash flows is due to the higher losses experienced in the current year as detailed above.

Within non-cash working capital, the most notable changes for the current year were a 515,000 Euro increase in accounts receivable, a 398,000 Euro increase in inventory, and a 1,165,000 Euro increase in accounts payable providing net cash flow of 221,000 Euros from changes in non-cash working capital items.

Within financing activities, the Company received 316,000 Euros from the issuance of shares (see *"Outstanding Share Capital"*), a further 874,000 Euros in advances under the government assistance loan (before accrued interest), and 99,000 Euros of bank debt. The Company repaid 90,000 Euros of long-term debt during the year. The Company also acquired 622,000 Euros in mining equipment under capital lease arrangements during current the year.

After taking account of 413,000 Euros spent on capital asset purchases, there was a net increase in cash balances of 184,000 Euros for the year ended March 31, 2005.

At March 31, 2005, cash balances totaled 340,000 Euros.

Financial Position and Liquidity
Current liabilities exceed current assets by 2,000,000 Euros; however, management expects to negotiate long-term repayment provisions for the government assistance loan, for which 1,285,000 Euros was included in current liabilities at March 31, 2005 whereupon current assets and current liabilities should be in closer balance. As at March 31, 2005, liquid resources are close to the minimum required to conduct operations. Beralt is vulnerable to any event that negatively affects cash flows.

Beralt is making every effort to improve its production and cash flows generated from operations. To achieve its production objectives, new equipment is being acquired and arrangements have been made to lease certain equipment. More equipment purchases and/or leases will be necessary. With the recent improvement in tungsten prices, it is probable that funding of the necessary financing will be generated by cash flow from operations in the near future.

Discussion of Fourth Quarter Results
Comparison of the current and previous fourth quarter sales levels is complicated by differences in the types of sales made between the two quarters – see discussion at *"Selected Quarterly Information."* Sales of 1,584,000 Euros from 26,011 MTUs for Q4 2005 compare to sales of 1,807,000 Euros from 35,958 for

Q4 2004. This represents an increase over 2004 of approximately 11 Euros per MTU, or 21%. For the fourth quarter of 2005, tonnes of ore produced increased by 107%, and MTU's of tungsten produced increased by 86% over Q4 2004 levels.

A loss of 39,000 Euros for the fourth quarter of 2005 compares to a loss of 790,000 Euros for the fourth quarter of 2004. The reduced loss for the fourth quarter of 2005 is due mainly to higher tungsten prices, increased and more efficient production, and fewer equipment failures. The large prior quarter loss is due to a combination of lost production volume due to equipment breakdowns, lower ore-grades and low spot sales prices. During this quarter, market quotations for tungsten concentrates were below US$50/MTU and spot sales based on such low prices were far from economic.

Capital Resources and Commitments
The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. Current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

Outstanding Share Capital
As at March 31, 2005, the Company had outstanding 9,681,718 common shares. In addition, the Company had outstanding 260,000 share purchase options and 3,256,666 share purchase warrants for total diluted shares outstanding of 13,198,384.

During the period, the Company completed a private placement of 338,888 common shares at a price of CAD$0.18 per share for proceeds of 37,968 Euros and a private placement of 1,200,000 units at a price of CAD$0.225 per unit for proceeds of 168,057 Euros. The units are comprised of one share and one two-year warrant to purchase one additional share at CAD$0.30 per share. The Company also issued 275,000 shares upon the exercise of stock options, and 983,334 shares upon the exercise of warrants for total cash proceeds of 109,984 Euros.

Subsequent to March 31, 2005, the Company granted 775,000 five-year stock options with an exercise price of CAD$0.51 and received cash proceeds of CAD$146,800 upon the exercise of 1,056,666 warrants.

As at the date hereof, the Company had outstanding 10,738,384 common shares. In addition, the Company has outstanding 1,035,000 share purchase options and 2,200,000 share purchase warrants for total diluted shares outstanding of 13,973,384.

Related Parties
During the year, marketing and consulting fees of 64,755 Euros (2004 – 59,793 Euros) were paid to directors of the Company.

Changes in Accounting Policies
Changes in accounting policies during the year are as follows:

Effective 1 April 2004, the Company adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the

liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The change in policy was applied retroactively with restatement of prior periods. Upon acquisition of Panasqueira in April 2003, the Company took an impairment charge on the mineral property and certain of the mining assets, effectively valuing the mine at a nominal value. In restating the prior period amounts for an increase in the asset retirement obligation, the resulting increase in the asset would have been subject to the same impairment charge. Therefore, the 2004 opening deficit has been charged with the retroactive adjustment for the asset retirement obligation. The impact of the change was to increase the asset retirement obligation and opening deficit by 1,672,476 Euros. The accretion for 2004 of 146,123 Euros was charged to operations.

Financial Instruments
The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*"), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

Subsequent Events
The Company conducted the following transactions after 31 March 2005:

- Signed an exclusive multi-year sales agreement for the sale of all or substantially all of the tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated with assistance from Almonty, a major shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty will share equally in any incremental revenues realized from sales under the new contract. In addition, Almonty has agreed to assume 50% of Beralt's US$500,000 obligation under a capital lease;
- Signed a credit facility agreement with Almonty, who will provide the Company with a US$500,000 convertible line of credit. The loan will be available in increments of US$125,000 per quarter beginning on 15 July 2005. The loan will bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date;
- Signed management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively;
- Granted 775,000 five-year stock options at an exercise price of Cdn$0.51 per share;
- Issued 1,056,666 shares upon the exercise of warrants for cash proceeds of Cdn$146,800; and
- Repaid the US$50,000 convertible loan payable to Almonty.

Risks and Contingencies
There is risk that Beralt will be unable to sufficiently progress its improvement program over the next few months and will fail to establish profitable operations. Access to additional funds and early delivery of new equipment will be important. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, and should the necessary investments in equipment and mine development not be made, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations
With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

Approval
The Board of Directors of the Company has approved the disclosure contained in this annual Management Discussion and Analysis.

A copy of this MD&A will be provided to any applicant on request.

PRIMARY METALS INC.

Form 52-109FT1 – Certification of Annual Filings

I, Kerry Spong, Chief Financial Officer of Primary Metals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the Issuer) for the financial year ending March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 27, 2005

"Kerry Spong"

Kerry Spong
Chief Financial Officer

PRIMARY METALS INC.

Form 52-109FT1 – Certification of Annual Filings

I, Jonathan Carter, President and Chief Executive Officer of Primary Metals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the Issuer) for the financial year ending March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 27, 2005

"Jonathan Carter"

Jonathan Carter
President and Chief Executive Officer


RECEIVED
2005 SEP -7 P 3:45

PRIMARY METALS INC.

306-850 West Hastings Street
Vancouver, B.C. V6C 1E1
Tel: 604-669-8988
Fax: 604-669-2744

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2005

Unaudited

Expressed in Euros

These interim consolidated financial statements for the three months ended 30 June 2005 have been prepared by management and have not been subject to review by the Company's auditors.

Primary Metals Inc. <u>Statement 1</u>

Interim Consolidated Balance Sheets

Euros
Unaudited

ASSETS	30 June 2005	31 March 2005
Current		
Cash	**756,182**	339,529
Accounts receivable - trade	**1,833,324**	611,163
- other	**279,460**	240,821
Prepaid expenses	**205,850**	35,535
Inventory *(Note 6)*	**1,836,691**	1,743,935
	4,911,507	2,970,983
Property, Plant and Equipment *(Note 8)*	**1,773,615**	1,789,370
	6,685,122	4,760,353

LIABILITIES		
Current		
Export loan payable *(Note 9)*	**413,497**	299,737
Government assistance loan *(Note 9)*	**1,286,938**	1,285,653
Accounts payable and accrued liabilities	**3,319,910**	2,809,583
Current portion of long-term debt	**896,028**	596,810
	5,916,373	4,991,783
Long-Term Debt *(Note 10)*	**325,763**	741,976
Asset Retirement Obligations *(Note 11)*	**3,262,305**	3,222,030
	9,504,441	8,955,789
Continued Operations *(Note 2)*		
Contingencies and Commitments *(Notes 11 and 17)*		
SHAREHOLDERS' DEFICIENCY		
Share Capital *(Note 12)*	**62,428,157**	62,366,379
Convertible Security *(Note 12d)*	**26,509**	26,509
Contributed Surplus *(Note 13)*	**6,100,921**	6,048,299
Deficit - *Statement 2*	**(71,374,906)**	(72,636,623)
	(2,819,319)	(4,195,436)
	6,685,122	4,760,353

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael Raftery" , Director

- See Accompanying Notes -

Primary Metals Inc. Statement 2

Interim Consolidated Statements of Income (Loss) and Deficit

For the Three Months Ended 30 June

Euros

Unaudited

		2005	2004 (Restated Note 4)
Sales, *net (Note 14)*		**3,693,463**	1,675,132
Cost of Sales		**1,886,719**	1,608,696
Gross Margin		**1,806,744**	66,436
Accretion of asset retirement obligation *(Note 11)*		**40,275**	36,531
Administrative Expenses		**181,695**	179,129
Amortization and depletion		**148,951**	80,740
Foreign Exchange		**45,811**	1,300
Interest and Financing		**47,870**	22,524
Professional fees		**38,264**	32,270
Stock-Based Compensation *(Note 12f)*		**52,622**	-
		555,488	352,494
Income (Loss) Before the Undernoted		**1,251,256**	(286,058)
Other income (expense)		**10,461**	(16,438)
Income (Loss) Before Income Taxes		**1,261,717**	(302,496)
Income taxes *(Note 16)*		**-**	-
Income (Loss) for the Period		**1,261,717**	(302,496)
Deficit - beginning of period, as reported		**(72,636,623)**	(69,450,930)
Effect of change in accounting policies *(Note 4)*		**-**	(1,672,476)
Deficit - beginning of period, as restated		**(72,636,623)**	(71,123,406)
Deficit - End of Period		**(71,374,906)**	(71,425,902)
Earnings (Loss) Per Share - Basic	**Euros**	**0.13**	(0.04)
Earnings (Loss) Per Share - Diluted	**Euros**	**0.09**	(0.04)
Weighted-Average Number of Shares		**9,866,993**	6,884,496
Weighted-Average Number of Shares - Diluted		**13,435,326**	10,524,496

- See Accompanying Notes -

Primary Metals Inc. Statement 3

Interim Consolidated Statements of Cash Flows

For the Three Months Ended 30 June
Euros
Unaudited

	2005	2004 (Restated Note 4)
Cash Provided By (Used In) Operating Activities		
Income (loss) for the period	**1,261,717**	(302,496)
Items not involving cash		
Accretion of asset retirement obligation	**40,275**	36,531
Amortization and depletion	**148,951**	80,740
Interest accretion on long-term debt	**-**	5,394
Stock-based compensation	**52,622**	-
	1,503,565	(179,831)
Net change in non-cash working capital	**(1,013,544)**	(134,059)
	490,021	(313,890)
Cash Provided By (Used In) Financing Activities		
Export loan	**113,760**	(200,428)
Government assistance loan	**1,285**	691,501
Long-term debt	**(116,995)**	(59,020)
Share capital issued for cash	**61,778**	-
	59,828	432,053
Cash Used In Investing Activities		
Purchase of property, plant and equipment	**(133,196)**	(17,536)
Net Increase In Cash	**416,653**	100,627
Cash position - beginning of period	**339,529**	155,148
Cash Position - End of Period	**756,182**	255,775

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates. The operations in Portugal are self-sustaining and as such the functional currency has been determined to be the Euro for purposes of these consolidated financial statements.

2. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions and events cast doubt upon the validity of this assumption. The Company has:

i) incurred significant operating losses over the past several years;
ii) a working capital deficiency of 1,004,866 Euros as at 30 June 2005 (2,020,800 Euros as at 31 March 2005);
iii) economic dependence on sales to a single customer *(Note 14)*;
iv) several contingencies including environmental contingencies *(Note 11)*;
v) no insurance on its mining assets nor loss of profits insurance.

The Company's continued existence is dependent upon its ability to retain and expand its financing arrangements and to restore and maintain profitable operations. In addition to an improving tungsten market, a new long-term sales agreement *(Note 14)*, and access to a new line of credit *(Note 9c)*, management believes that a substantial reduction in operating costs per unit is possible with the introduction of low profile methods, improved efficiencies and replacement of equipment that has exceeded useful lives. Also, management is in the process of increasing the operating rate to make use of excess capacity. There is, of course, no assurance that the Company's current efforts will be successful.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned, as described above, will mitigate the adverse conditions and events, which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3. Significant Accounting Policies

a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 March 2005.

b) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i) Owned 100% by PMC
(ii) Owned 100% by BVI
(iii) Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

c) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

d) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date, revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period.

The accounts of the Company's Canadian operations have been translated into Euros as follows:

i) Monetary assets and liabilities at year-end rates,
ii) All other assets and liabilities at historical rates, and
iii) Revenue and expense items at the average rate of exchange prevailing during the year.
iv) Gains and losses arising on translation are charged to the statement of operations in the period in which they occur.

3. Significant Accounting Policies - *continued*

e) Revenue Recognition

Revenue from sales is recognized when title to the concentrates passes under firm sales contracts and collection is reasonably assured. Sales are recorded net of incremental sales revenues paid or payable to third parties *(Notes 14 and 15d)*.

f) Comparative figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

4. Changes in Accounting Policies

Asset Retirement Obligation

Mining operations are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the Company's environmental policies.

Effective 1 April 2004, the Company adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The change in policy was applied retroactively with restatement of prior periods. Upon acquisition of Panasqueira in April 2003, the Company took an impairment charge on the mineral property and certain of the mining assets, effectively valuing the mine at a nominal value. In restating the prior period amounts for an increase in the asset retirement obligation, the resulting increase in the asset would have been subject to the same impairment charge. Therefore, the 2004 opening deficit has been charged with the retroactive adjustment for the asset retirement obligation. The impact of the change was to increase the 1 April 2004 opening asset retirement obligation and opening deficit by 1,672,476 Euros. The accretion for 2004 of 36,531 Euros was charged to operations *(Note 11)*.

5. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency and credit risks arising from these financial instruments.

All of the Company's debt is at fixed interest rates except for the export loan, which is at a floating rate, and to this extent, the Company is exposed to interest rate risk.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 14)* is denominated in U.S. funds. This contract accounted for 90.1% of consolidated sales for the period ended 30 June 2005 (2004 - 78%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar. Management partially mitigates this risk by arranging credit facilities that are denominated in U.S. funds *(Notes 9 and 10)*. The Company's obligations under these U.S. dollar loans are negatively impacted by declines in the Euro versus the U.S. dollar.

The Company has a concentration of sales *(Note 14)* such that from June 2004, substantially all sales of tungsten concentrates were to a single customer. The Company has experienced no bad debts resulting from trade credit extended to this customer.

6. Inventory

Details are as follows:

	30 June 2005	31 March 2005
Concentrates	**716,313**	717,803
Mine stores	**1,369,778**	1,275,532
Provision for obsolescence	**(249,400)**	(249,400)
	1,836,691	1,743,935

7. Investments

The Company owns the rights to acquire two-thirds of the share capital of Minera Malaga Santolalla, which owns tungsten mining and exploration rights in Peru, and a royalty interest based on production of an ammonium metatungstate plant located in Alabama. On 31 March 2005, the Company wrote off all costs (41,655 Euros) relating to these investments.

8. Property, Plant and Equipment

Details are as follows:

	30 June 2005	31 March 2005
Mill, buildings and mine development	**16,359,386**	16,306,346
Mining equipment	**14,392,622**	14,312,466
Transportation equipment	**597,697**	597,697
Administration	**470,018**	470,018
Equipment under capital lease	**1,997,263**	1,997,263
	33,816,986	33,683,790
Provisions for impairment	**(10,815,247)**	(10,815,247)
Accumulated amortization and depletion	**(21,228,124)**	(21,079,173)
	1,773,615	1,789,370

9. Loans Payable

a) Export Loan Payable

Details are as follows:

	30 June 2005	31 March 2005
Note payable to Caixa Geral de Depositos, Portugal, bearing interest at Libor plus 1.25%, repayable 120 days from each advance and secured by exported tungsten concentrates	**413,497**	299,737

The loan is denominated in U.S. funds and the balance owing at 30 June 2005 is US$500,000 (31 March 2005 – US$394,600).

b) Government Assistance Loan

Details are as follows:

	30 June 2005	31 March 2005
Advances with interest payable at an estimated rate of 6.2%, currently without specific terms of repayment	**1,286,983**	1,285,653

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

9. Loans Payable - *Continued*

c) Convertible Line of Credit

During the period, the Company signed a credit facility agreement with Almonty, LLC ("Almonty"), a private U.S. company and major shareholder of the Company. The agreement provides for a US$500,000 convertible line of credit available in increments of US$125,000 per quarter beginning on 15 July 2005. Advances under the facility will bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

10. Long-Term Debt

a) Details are as follows:

	30 June 2005	31 March 2005
Almonty, a related company		
Convertible Loan Agreement		
Non-interest bearing, unsecured, due 15 January 2005 *(Note 19b)*	**45,163**	45,163
Interest discount at 8% per annum	**(5,944)**	(5,944)
Interest accretion recorded	**5,944**	5,944
Foreign exchange gain	**(3,834)**	(8,197)
	41,329	36,966
Caixa Geral de Depositos		
Mechanization loan, bearing interest at 3.83%, repayable at 62,246 Euros per quarter, secured by related equipment, due December 2006	**373,430**	435,676
Locapor		
Capital lease payable, repayable at 13,817 Euros per quarter blended interest and principal, implicit interest at 4.47% per annum, due 16 December 2006, secured by the related equipment	**114,583**	126,984
Other		
Capital lease payable, repayable at US$44,750 per month blended interest and principal beginning 1 May 2005, implicit interest at 4.94% per annum, expiring 30 April 2006, secured by the related equipment *(Note 14)*	**397,020**	401,669
Capital lease payable, non-interest bearing, repayable at 8,449 Euros per month expiring September 2006, secured by the related equipment	**139,944**	165,291
Finance contract payable, repayable in semi-annual payments of 21,525 Euros, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	**155,485**	172,200
	1,221,791	1,338,786
Less: Current portion	**(896,028)**	(596,810)
	325,763	741,976

10. Long-Term Debt - *Continued*

b) Scheduled principal repayments are as follows:

Twelve Months Ended 30 June	Euros
2006	896,028
2007	261,189
2008	43,050
2009	21,524
	1,221,791

c) The Company has an unsecured overdraft facility with Caixa Geral de Depositos to a limit of 100,000 Euros bearing interest at Euribor three-month rate plus 4% per annum. The balance of this facility as at 30 June 2005 is Nil Euros (31 March 2005 – Nil Euros).

11. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) **Rio**

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. It is the Company's opinion that any reclamation of the old workings will not be to the Company's account. The Company has entered into a letter of understanding with the local municipal government in Portugal for the transfer of these old mine workings, tailings and waste rock disposal areas to the municipality for nominal consideration. The various terms and conditions of the letter of understanding are subject to a final agreement being signed. The municipality is currently improving the area as a tourist attraction. No asset retirement obligation has been recorded for these workings.

Should the transfer of these workings not complete as contemplated, the Company could become liable for reclamation costs. This contingency would affect the reported liabilities and shareholder's deficiency should the Company become obligated to perform such site restoration by contract or regulation at some future date. Such costs could be significant as the area was in operation from the 1880's until the late 1990's.

b) **Barroca Grande**

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

11. Asset Retirement Obligations - *Continued*

c) The Company has estimated the fair value of the asset retirement obligation upon acquisition to be 2,922,476 Euros. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details for the periods ended 30 June are as follows:

	2005	2004
Total asset retirement obligation – opening balance *(Note 4)*	**3,222,030**	2,922,476
Total accretion during the period	**40,275**	36,531
Total asset retirement obligation – closing balance	**3,262,305**	2,959,007

12. Share Capital

Details are as follows:

a) Authorized share capital: 100,000,000 common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	30 June 2005		30 June 2004	
	Number	Amount	Number	Amount
Balance – Beginning of period	**9,681,718**	**62,366,379**	6,884,496	62,056,748
Issued and fully paid:				
Exercise of warrants	**723,333**	**61,778**	-	-
Balance – End of period	**10,405,051**	**62,428,157**	6,884,496	62,056,748

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. A summary of stock option activities during the reported periods is as follows:

	2005	2004
Balance - Beginning of period	**260,000**	600,000
Granted	**775,000**	-
Balance - End of period	**1,035,000**	600,000

12. Share Capital - *Continued*

c) *Continued*

Details of stock options outstanding as at 30 June 2005 are as follows:

	Number		Exercise Price	Expiry Date
Directors and officers	200,000	Cdn$	$ 0.10	10 April 2008
Directors and officers	60,000	Cdn$	$ 0.20	10 September 2008
Directors,officers and employees	775,000	Cdn$	$ 0.51	6 May 2010
	1,035,000			

The outstanding options have a weighted-average exercise price of Cdn$0.41 and the weighted-average remaining life of the options is 4.35 years. As at 30 June 2005, a total of 453,750 (2004 – 600,000) of the outstanding options have vested.

d) Details of the issued and outstanding warrants are as follows:

Price	Expiry	Warrants		Euros
Cdn $ 0.11 or	10 April 2006			
Cdn $ 0.125	10 April 2008	1,000,000	(i)	26,509
Cdn $ 0.15	11 July 2005	333,333		-
Cdn $ 0.30	23 March 2007	1,200,000		-
		2,533,333		26,509

(i) The fair value of the warrants was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Risk-free interest rate	3.60%
Expected dividend yield	0.00%
Expected stock price volatility	64.0%
Expected option life in years	5.00

e) As at 30 June 2005, there were 1,047,136 (2004 – 2,094,272) common shares in escrow, which are being released over time pursuant to the terms of the escrow agreements.

f) **Stock-Based Compensation**

For the periods ended 30 June, the Company issued stock options to its directors, officers and employees and estimated stock-based compensation as follows:

	2005	2004
Total options granted	**775,000**	-
Average exercise price (in Cdn$)	**0.51**	-
Estimated fair value of compensation	**160,542**	-
Estimated fair value per option	**0.21**	-

12. Share Capital - *Continued*

f) Stock-Based Compensation - *Continued*

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	**3.65%**	-
Expected dividend yield	**0.00%**	-
Expected stock price volatility	**75.0%**	-
Expected option life in years	**5.00**	-

The company has recorded stock-based compensation for the options that vested during the periods as follows:

	2005	2004
Number of options vested in period	**193,750**	-
Total compensation recognized for the period *(Note 13)*	**52,622**	-

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

13. Contributed Surplus

Details are as follows:

	2005	2004
Balance - beginning of period	**6,048,299**	6,058,639
Stock-based compensation *(Note 12f)*	**52,622**	-
Balance - end of period	**6,100,921**	6,058,639

14. Sales and Economic Dependence

Details of sales generated from customers that individually account for approximately 10% or more of consolidated sales are as follows:

	2005	2004
Number of large customers	**1**	1
Amount of sales to large customers	**3,327,802**	1,306,602
Total consolidated sales	**3,693,463**	1,675,132
Total percentage of consolidated sales generated from large customers	**90.1%**	78.0%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of this contract at economic rates.

During the period, the Company signed an exclusive multi-year sales agreement for the sale of all or substantially all of its tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated by Almonty, a major shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty will share equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease *(Note 10)*.

Sales revenues received in the period under the new agreement exceeded those that would have been received under the old agreement by 722,420 Euros *(Note 15d)*.

15. Related Party Transactions

During the period, the Company conducted transactions with related parties as follows:

a) paid or accrued marketing commissions of 11,906 Euros (2004 – 4,105 Euros) to a director of Beralt;
b) paid or accrued consulting and management fees of 23,551 Euros (2004 – 2,101 Euros) to directors;
c) sold tungsten concentrate to Almonty for sales revenue of 234,685 Euros. The transaction was conducted in the normal course of business, and was recorded at the exchange amount, such amount being in excess of the price received for similar arms length sales in the month of sale;
d) pursuant to the new sales agreement *(Note 14)*, the Company paid Almonty its share of incremental revenues, net of 36,817 Euros in lease payments paid by Almonty, totalling 324,398 Euros;
e) Accounts payable and accrued liabilities includes 204,565 Euros (2004 – Nil Euros) payable to Almonty.

16. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the periods ended 30 June are as follows:

	2005	2004
Consolidated accounting income (loss) before taxes	**1,261,717**	(302,496)
Adjustments for differences between accounting and taxable income:		
Amortization	**(241,049)**	(219,260)
Stock-based compensation	**52,622**	-
Accretion	**40,275**	36,531
Consolidated loss for tax purposes	**1,113,565**	(485,225)
Statutory tax rate	**35.6%**	35.6%
Expected tax expense (recovery) for the period	**396,429**	(172,740)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	**(112,771)**	15,003
Application of prior year loss carry-forwards	**(283,658)**	-
Current valuation allowance	**-**	157,737
Tax expense (recovery) for the period	**-**	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 30 June 2005 are as follows:

	Euros
Non-capital loss carry-forwards	2,113,213
Property, plant and equipment	2,556,673
Other	12,821
	4,682,707
Valuation allowance	(4,682,707)
	-

As at 30 June 2005, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal as follows:

Year of Expiry	Canada	Portugal
2006	-	663,000
2007	31,000	1,303,000
2008	30,000	369,000
2009	35,000	959,000
2010	44,000	1,895,000
2011	113,000	1,840,000
2012	126,000	-
2013	127,000	-
	506,000	7,029,000

17. Commitments

During the period, the Company signed management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

18. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

30 June 2005	Canada	Portugal	Consolidated
Segment revenue	-	3,693,463	3,693,463
Segment operating income (loss)	(127,057)	1,388,774	1,261,717
Identifiable assets	325,550	6,359,572	6,685,122

30 June 2004	Canada	Portugal	Consolidated
Segment revenue	-	1,675,132	1,675,132
Segment operating income (loss)	(52,827)	(355,323)	(302,496)
Identifiable assets	81,393	3,664,792	3,746,185

19. Subsequent Events

The Company conducted the following transactions after 30 June 2005:

a) issued 333,333 shares upon the exercise of warrants for cash proceeds of Cdn$50,000: and

b) repaid the US$50,000 convertible loan payable to Almonty *(Note 10)*.

PRIMARY METALS INC.

Report to Shareholders and
Management Discussion and Analysis of
Financial Position and Results of Operations
For the Three Months ended June 30, 2005

August 24, 2005

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2005 and the unaudited interim consolidated financial statements for the three months ended June 30, 2005.

To the Shareholders:

Caution
Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

General
We are pleased to report that our operating subsidiary is now benefiting from a recent dramatic increase in the price of tungsten. Operations have now become profitable, and cash flow is currently positive. In addition, we have recently completed equipment acquisitions and are preparing to increase the production rate as well as access new mining areas underground.

Compared to the same period in the previous year, ore mined increased by 36% and finished tungsten concentrate production increased by 11%. Mine operations this period have been restricted to sections with below-average ore grades due to limits of recent development underground. The current acquisition of new equipment and implementation of plans to expand underground development and mining activities should result in future improvements in productivity and production.

The market outlook is very good at present. Supply of tungsten concentrates from western mines has declined, while Chinese use has risen substantially. The recent increase in the price of tungsten has greatly improved the Company's prospects.

Nature of Business
The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt"). Beralt was acquired in April 2003 in a transaction accounted for as a reverse takeover.

The mine is one of the oldest and most enduring in Europe. Operations commenced in its area a century ago. With a brief halt in 1994, it has operated continuously for over 50 years. It is one of the few western tungsten mines that survived the long period during which Chinese exports, at low prices, dominated the market. In recent years, the operation produced at below capacity. Sales were to a limited number of customers at contracted prices and investment to develop the mine and replace equipment was limited.

The Company is in the process of improving the operations of the mine, increasing its output and lowering its unit costs, to take advantage of improving demand and tungsten prices. It is the Company's view that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt should be in a position to benefit considerably as this trend continues and as it completes the implementation of all its plans for development.

Beralt has now taken significant steps to address the necessary replacement of equipment, particularly mining equipment. It has introduced modern, low-profile equipment to the mine and has recently received, subsequent to the first quarter, the first units of additional mining equipment, which should significantly increase the rate of mining, reduce the quantity of waste rock handled and improve the grade of the ore to the processing plant. Financing for such equipment is provided primarily from the Company's current improved cash flow and from lease-to-own arrangements with suppliers.

Beralt's processing plant, while old, has the capacity to process significantly higher volumes than at present, at low incremental cost. The availability of the processing plant has now been increased from two to three shifts per day, five days per week. If Beralt can fully implement its plans, the benefits for the Company's shareholders could be high. However, there still exists significant risk regarding tungsten prices, as well as completion of financing requirements for additional equipment and the effects of currency exchange rates.

While maintaining its focus on tungsten, the Company intends to continue to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere.

Overall Performance

The Company's 2005 fiscal financial year was marked by improvements in all areas and included the appointment of a new, strong management team that continues to perform exceptionally well. It is a combination of very well qualified younger professionals and experienced managers that know the mine and believe in its potential. In addition, Almonty, LLC ("Almonty"), a private U.S. company, obtained 3,379,342 common shares from Avocet Mining PLC ("AMP") and subscribed for an additional 1,538,888 shares by way of two private placements, thereby becoming a major shareholder of the Company. As part of the Almonty-AMP transaction, a contingent loan payable of 2,140,000 Euros and an operating line of credit of US$412,000 were forgiven. The effect of this transaction was to reduce Beralt's debt by 2,458,000 Euros. As a full valuation allowance had been taken on the contingent loan payable at the parent company level, the Company's consolidated debt was reduced by approximately 250,000 Euros.

In the first quarter of fiscal 2006, the improvement in the tungsten market continued and facilitated the completion of an important multi-year sales contract with improved terms that provides for the sale of substantially all of Beralt's production, even if the operating rate is significantly increased (see *"Results of Operations – Sales"*).

Morale is high and monthly production levels in excess of 50,000 tonnes of ore and 10,000 metric tonne units ("MTUs"- one hundredth of a metric tonne, or 10kg of contained tungsten trioxide in concentrates) have already been achieved. Insufficient forward development in the mine resulted in lower average grades of mined ore, otherwise finished tungsten production would have been significantly higher.

Particular attention is being given to equipment maintenance and several mining units have been overhauled. New equipment to replace old mining equipment is being introduced currently in order to improve availability, productivity and maintenance costs. Initial performance of the new machines is encouraging and improvements from the newly delivered equipment are expected in the coming months.

Selected Quarterly Information

All of the quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. The fiscal 2005 and 2004 results have been restated to give effect to the retroactive adoption of CICA Handbook Section 3110 *"Asset Retirement Obligations"* (see *"Changes in Accounting Policies"* in the Company's annual MD&A for the year ended March 31, 2005). Selected information for the last eight quarters is as follows:

(In Euros)	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Total sales	3,693,000	1,584,000	1,470,000	1,409,000
Income (loss) – as previously reported	1,262,000	(7,000)	(410,000)	(531,000)
Accretion of asset retirement obligation	n/a	(39,000)	(39,000)	(38,000)
Income (loss) – as restated	n/a	(46,000)	(449,000)	(569,000)
Income (loss) per share – basic – as previously reported	0.13	(0.01)	(0.06)	(0.08)
Income (loss) per share – diluted – as previously reported	0.09	(0.01)	(0.06)	(0.08)
Income (loss) per share – basic – as restated	n/a	(0.01)	(0.07)	(0.08)
Income (loss) per share - diluted – as restated	n/a	(0.01)	(0.07)	(0.08)

(In Euros)	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Total sales	1,675,000	1,807,000	1,105,000	1,802,000
Loss for the period – as previously reported	(266,000)	(754,000)	(173,000)	(13,000)
Accretion of asset retirement obligation	(37,000)	(36,000)	(36,000)	(37,000)
Loss for the period – as restated	(303,000)	(790,000)	(209,000)	(50,000)
Loss per share (basic and diluted) – as previously reported	(0.04)	(0.12)	(0.03)	(0.00)
Loss per share (basic and diluted) – as restated	(0.04)	(0.12)	(0.03)	(0.01)

Comparison of the current and previous quarterly sales levels is complicated by the fact that in fiscal 2005, the Company shipped, and recognized as sales, substantially all of its monthly production. In fiscal 2004, the Company shipped production under consignment sales agreements and recognized sales only when the customer drew down consignment inventories. Therefore, fluctuations in sales in fiscal 2004 were based more upon the timing of customer requirements and changes in consignment inventories than by the Company's production levels. Notwithstanding these quarterly fluctuations, 2005 annual sales were relatively consistent with 2004 annual sales.

The reduced loss for the fourth quarter of 2005 is due mainly to higher tungsten prices, increased production, and fewer equipment failures. In addition, the Company realized a gain on settlement of debt during the fourth quarter of 2005 totalling 250,000 Euros. The large loss for the fourth quarter of 2004 is due to a combination of lost production volume due to equipment breakdowns, lower ore grades and low spot sales prices. During the fourth quarter of 2004, market quotations for tungsten concentrates were below US$50/MTU and spot sales based on such low prices were far from economic.

The large swing to profitability in the first quarter of 2006 is due to the continued dramatic increase in the price of tungsten, as well as the more favourable sales contract that was signed during the quarter.

Results of Operations

Production

Production for the quarter of 28,546 MTUs from 149,245 tonnes of ore processed compares to production of 25,784 MTUs from 109,851 tonnes of ore processed in the same quarter of the previous fiscal year. During the quarter, the process plant recovered grade fell from approximately 0.23% WO_3 in fiscal 2005 to 0.19% WO_3 in fiscal 2006 due the mining of lower grade ore as a result of a lack of mine development

done during the intervening year. Compared to the same quarter of the previous year, the Company realized a 10% reduction in the cost per tonne of ore mined, however, this increase in productivity was outweighed by the 17% decrease in recovered grade. Consequently, the direct cost of production per MTU increased from approximately 57 Euros for the quarter ended June 2004 to approximately 63 Euros for the quarter ended June 2005. The Company anticipates that the introduction of the new low-profile mining equipment should further enhance productivity efficiencies and result in improved grades, which should lower future unit costs.

The improvement in tonnes produced for the current quarter represents a 36% increase over the previous year's quarter and reflects the success of the workforce and management team in meeting plans and establishing higher operating rates. Improvement due to the addition of the three new pieces of equipment in the fourth quarter of fiscal 2005 is beginning to show in the quarterly results.

Sales

Sales of 30,709 MTU's during the quarter compare to 28,649 MTU's in the same quarter of the previous fiscal year, representing a 7% increase. Total consolidated sales for the quarter (including sales of by-products and aggregates) rose to 3,693,000 Euros in 2005 from 1,675,000 Euros in the previous year's quarter, representing a 121% increase. This increase is due to a 7% increase in the number of MTU's sold plus an average increase in sales prices realized in the quarter of approximately 110% over those of the same quarter of the previous year.

The quoted price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, rose from a range of approximately US$86 to US$92 per MTU between April and June 2004 to a range of approximately US$209 to US$295 per MTU between April and June 2005. This represents, on average, an increase of approximately 190% over the same quarter of the previous year. The average price for July 2005 was US$281 per MTU. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the same quarter of the previous year, the U.S. dollar weakened against the Euro, resulting in reduced sales values on a comparative basis. In comparing the value of sales for the first quarter of fiscal 2005 and fiscal 2006, the U.S. dollar translated, on average, into 0.8299 and 0.7943 Euros respectively, representing a decrease of 4.3% in the value of sales translated into Euros for the current quarter over that of the previous year.

During the quarter, Almonty negotiated a new multi-year sales contract with Osram Sylvania for the benefit of the Company. The contract provides for the sale of all or substantially all of the Company's tungsten concentrate production. The agreement replaces the previous agreement that was to expire on April 30, 2006, and in addition to a longer term, includes more favourable pricing compared to the previous contract (see – *"Related Party Transactions"*).

Operating Margin

The operating margin was 1,807,000 Euros for the quarter, which was a vast improvement over the margin of 66,000 Euros for the same quarter of fiscal 2004.

Cost of sales of 1,887,000 Euros for the quarter were 17% higher than the 1,609,000 Euros for the previous year's quarter. This increase is due to the 7% increase in the number of MTU's sold in the quarter, as well as a 9% increase in the cost per MTU sold in the quarter, which results from the increase in the amount of waste rock currently being handled.

The improved operating margin for the quarter is due primarily to the increase in MTU's sold in the period and the higher prices realized over those of the same quarter of the previous year. Margins have

been negatively affected by the weakening of the U.S. dollar and the reduced ore grades, but they have been positively affected by reduced unit costs of tonnes mined and an increase in the price of tungsten.

Other Expenses
General and administrative costs, net of other items, totaled 545,000 Euros for the quarter as compared to 369,000 Euros in the same quarter of fiscal 2005 as follows:

(In Euros)		Q1 2006	Q1 2005
Accretion of asset retirement obligation		40,000	37,000
Administrative expenses		182,000	179,000
Amortization and depletion		149,000	81,000
Foreign exchange		46,000	1,000
Interest and financing		48,000	23,000
Professional fees		38,000	32,000
Stock-based compensation		52,000	-
Other items		(10,000)	16,000
	Totals	545,000	369,000

General and administrative expenses for the current quarter were higher than those of the prior year's due mostly to increases in amortization and depletion, foreign exchange losses, interest and financing costs, and stock-based compensation. Amortization and depletion increased due to the recent additions of mining equipment, as well as due to the increase in units of production for the current quarter. Foreign exchange adjustments vary with the levels of U.S. and Canadian dollar denominated monetary assets and changes in these exchange rates compared to the Euro. During the quarter, the U.S. dollar strengthened slightly against the Euro, which produced translation losses on the Companies U.S. dollar denominated debt. Interest costs were higher than in fiscal 2005 due to the additional long-term debt relating to asset acquisitions as well as interest accrued on the government assistance loan. During the current quarter, the Company granted 775,000 incentive stock options to employees and directors (see *"Outstanding Share Data"*) of which 193,750 options vested during the quarter. Stock-based compensation of 52,000 Euros relating to the vested options was recorded in the quarter. There were no such options granted or vested in the previous year's quarter.

Income (Loss)
Net income for the current quarter of 1,262,000 Euros (0.13 Euros per share) was substantially higher than the 303,000 Euros loss (0.04 Euros per share) recorded in the same quarter of the previous year and results mostly due to the increase in sales prices experienced in the quarter.

Cash Flows
Cash flow from operating activities (before changes in non-cash working capital) for the quarter was 1,504,000 Euros compared to negative 180,000 Euros for the comparative quarter. The change in cash flows is due to the higher income experienced in the current quarter as detailed above.

Within non-cash working capital, the most notable changes for the current quarter were a 1,261,000 Euro increase in accounts receivable, a 170,000 Euro increase in prepaid expenses, and a 510,000 Euro increase in accounts payable providing a net cash outflow of 1,014,000 Euros from changes in non-cash working capital items. The increase in accounts receivable is due to the higher trade receivables resulting from larger sales transactions and funds were received subsequent to the quarter under review. The increase in prepaid expenses results from a deposit paid in advance of receiving new equipment.

Within financing activities, the Company received 62,000 Euros from the issuance of shares (see *"Outstanding Share Capital"*), and 114,000 Euros of bank debt. The Company repaid 117,000 Euros of long-term debt during the quarter.

After taking into account 133,000 Euros incurred on capital asset purchases, there was a net increase in cash balances of 417,000 Euros for the quarter ended June 30, 2005.

At June 30, 2005, cash balances totaled 756,000 Euros.

Liquidity
Current liabilities exceed current assets by 1,005,000 Euros (2,021,000 as at March 31, 2005); however, management expects to negotiate long-term repayment provisions for the government assistance loan, for which 1,287,000 Euros was included in current liabilities at June 30, 2005, whereupon working capital would become positive.

The Company currently has equipment financed under capital lease, term loan, or finance contracts, which total 1,180,000 Euros and call for monthly payments of approximately 73,000 Euros. These payments are currently being covered by cash flow from operations.

With the recent improvement in the price of tungsten, the Company expects that its liquidity position will improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the uncertainty of tungsten prices, there is no assurance of any long term improvement in liquidity. Until a healthy working capital position is restored, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Capital Resources and Commitments
The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development. The Company intends to finance further capital expenditures from operating cash flows, and has no plans to raise equity funds for the Panasqueira mine at the present time.

During the current quarter, the Company signed a credit facility agreement with Almonty, who will provide the Company with a US$500,000 convertible line of credit. The loan will be available in increments of US$125,000 per quarter beginning on 15 July 2005. The loan will bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company has entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

Outstanding Share Capital
As at June 30, 2005, the Company had outstanding 10,405,051 common shares. In addition, the Company had outstanding 1,035,000 share purchase options and 2,533,333 share purchase warrants for total diluted shares outstanding of 13,973,384.

During the quarter, the Company issued 723,333 shares upon the exercise of share purchase warrants for total cash proceeds of 61,778 Euros. The Company also granted 775,000 five-year stock options with an exercise price of CAD$0.51. These options are subject to vesting provisions of 18 months in accordance with the Company's stock option plan.

Subsequent to June 30, 2005, the Company received cash proceeds of CAD$50,000 upon the exercise of 333,333 warrants.

As at the date hereof, the Company had outstanding 10,738,384 common shares, 1,035,000 share purchase options, and 2,200,000 share purchase warrants for total diluted shares outstanding of 13,973,384.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at June 30, 2005 or as at the date hereof.

Related Parties

During the quarter, marketing, consulting, and management fees of 35,457 Euros (2005 – 6,206 Euros) were paid to directors of the Company. The increase in such fees paid to directors is due to the increase in activity in the Company during the first quarter of 2006 resulting directly from the recent increase in the price of tungsten, and the Company's actions taken to take advantage of the current prices, which included arranging for the acquisition of new equipment, and implementing new maintenance standards. In addition, directors of the Company have been providing an increased level of investor relations information due to the recent interest in the Company's stock. The Company currently has no salaried employees to handle some of these functions.

During the quarter, the Company signed an exclusive multi-year sales agreement (see – "*Results of Operations - Sales*") negotiated by Almonty, a major shareholder of the Company. For its part in renegotiating the contract, Almonty will share equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease. Sales revenues received in the quarter under the new agreement exceeded those that would have been received under the old agreement by 722,420 Euros. Accordingly, during the quarter, the Company paid Almonty its share of incremental revenues, net of 36,817 Euros in lease payments paid by Almonty, totalling 324,398 Euros.

During the quarter, the Company sold tungsten concentrate to Almonty for sales revenue of 234,685 Euros. The transaction was conducted in the normal course of business, and was recorded at the exchange amount, such amount being in excess of the price received for similar arms length sales in the month of sale.

Changes in Accounting Policies

There were no changes in accounting policies during the quarter.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*" and "*Results of Operations – Sales*"), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company

has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Subsequent Events
Subsequent to June 30, 2005 the Company received cash proceeds of CAD$50,000 upon the exercise of 333,333 warrants.

Risks and Contingencies
There is risk that Beralt will be unable to sufficiently progress its improvement program over the next few months and will fail to establish profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, and should the necessary investments in equipment and mine development not be made, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations
With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

Approval
The Board of Directors of the Company has approved the disclosure contained in this interim MD&A.

A copy of this MD&A will be provided to any applicant on request.

PRIMARY METALS INC.

Form 52-109F1 – Certification of Interim Filings

I, Jonathan Carter, President and Chief Executive Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 24, 2005

"Jonathan Carter"

Jonathan Carter
President and Chief Executive Officer

PRIMARY METALS INC.

Form 52-109F1 – Certification of Interim Filings

I, Kerry Spong, Chief Financial Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 24, 2005

"Kerry Spong"

Kerry Spong
Chief Financial Officer


RECEIVED
2006 SEP -7 P 3:47

PRIMARY METALS INC.

306-850 West Hastings Street
Vancouver, B.C. V6C 1E1
Tel: 604-669-8988
Fax: 604-669-2744

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 SEPTEMBER 2005

Unaudited

Expressed in Euros

These interim consolidated financial statements for the six months ended 30 September 2005 have been prepared by management and have not been subject to review by the Company's auditors.

Primary Metals Inc. Statement 1

Interim Consolidated Balance Sheets

Euros
Unaudited

ASSETS	30 September 2005	31 March 2005
Current		
Cash	**2,330,459**	339,529
Accounts receivable - trade	**1,190,552**	611,163
- other	**382,545**	240,821
Prepaid expenses and equipment deposits	**450,177**	35,535
Inventory *(Note 6)*	**1,478,874**	1,743,935
	5,832,607	2,970,983
Property, Plant and Equipment *(Note 8)*	**2,919,792**	1,789,370
	8,752,399	4,760,353

LIABILITIES		
Current		
Export loan *(Note 9)*	**164,425**	299,737
Government assistance loan *(Note 9)*	**1,302,777**	1,285,653
Accounts payable and accrued liabilities	**3,253,790**	2,809,583
Current portion of long-term debt	**946,631**	596,810
	5,667,623	4,991,783
Long-Term Debt *(Note 10)*	**760,038**	741,976
Asset Retirement Obligations *(Note 11)*	**3,302,580**	3,222,030
	9,730,241	8,955,789
Continued Operations *(Note 2)*		
Contingencies and Commitments *(Notes 11 and 17)*		

SHAREHOLDERS' DEFICIENCY		
Share Capital *(Note 12)*	**62,520,026**	62,366,379
Convertible Security *(Note 12d)*	**26,509**	26,509
Contributed Surplus *(Note 13)*	**6,304,185**	6,048,299
Deficit - *Statement 2*	**(69,828,562)**	(72,636,623)
	(977,842)	(4,195,436)
	8,752,399	4,760,353

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael Raftery", Director

- See Accompanying Notes -

Primary Metals Inc. Statement 2

Interim Consolidated Statements of Income (Loss) and Deficit

Euros
Unaudited

		Three Months Ended 30 September 2005	Six Months Ended 30 September 2005	Three Months Ended 30 September 2004 (Restated Note 4)	Six Months Ended 30 September 2004 (Restated Note 4)
Sales *(Note 14)*		4,209,401	7,902,864	1,408,527	3,083,659
Operating Costs		2,036,111	3,922,830	1,627,021	3,235,717
Gross Margin		2,173,290	3,980,034	(218,494)	(152,058)
Accretion of Asset retirement Obligation *(Note 11)*		40,275	80,550	36,531	73,062
Administrative Expenses		165,447	347,142	141,333	320,462
Amortization and Depletion		94,291	243,242	111,902	192,642
Foreign Exchange Loss (Gain)		(15,488)	30,323	(7,389)	(6,089)
Interest and Financing		51,541	99,411	26,098	48,622
Professional Fees		29,750	68,014	21,773	54,043
Stock-Based Compensation *(Note 12f)*		225,350	277,972	-	-
		591,166	1,146,654	330,248	682,742
Income (Loss) Before the Undernoted		1,582,124	2,833,380	(548,742)	(834,800)
Other income (expense)		(35,780)	(25,319)	(18,732)	(35,170)
Income (Loss) Before Income Taxes		1,546,344	2,808,061	(567,474)	(869,970)
Income taxes *(Note 16)*		-	-	-	-
Income (Loss) for the Period		1,546,344	2,808,061	(567,474)	(869,970)
Deficit - beginning of period, as reported		(71,374,906)	(72,636,623)	(69,716,895)	(69,450,930)
Effect of change in accounting policies *(Note 4)*		-	-	(1,709,007)	(1,672,476)
Deficit - beginning of period, as restated		(71,374,906)	(72,636,623)	(71,425,902)	(71,123,406)
Deficit - End of Period		(69,828,562)	(69,828,562)	(71,993,376)	(71,993,376)
Income (Loss) Per Share – Basic	**Euros**	0.14	0.27	(0.08)	(0.13)
Income (Loss) Per Share – Diluted	**Euros**	0.11	0.20	(0.08)	(0.13)
Weighted Average Number of Shares		10,711,108	10,291,357	6,884,496	6,884,496
Weighted Average Number of Shares - Diluted		14,552,983	14,133,232	6,884,496	6,884,496

- See Accompanying Notes -

Primary Metals Inc. Statement 3

Interim Consolidated Statements of Cash Flows

Euros
Unaudited

	Three Months Ended 30 September 2005	Six Months Ended 30 September 2005	Three Months Ended 30 September 2004 (Restated Note 4)	Six Months Ended 30 September 2004 (Restated Note 4)
Cash Provided By (Used In) Operating Activities				
Income (loss) for the period	**1,546,344**	**2,808,061**	(567,474)	(869,970)
Items not involving cash				
Accretion of asset retirement obligation	**40,275**	**80,550**	36,531	73,062
Amortization and depletion	**94,291**	**243,242**	111,902	192,642
Interest accretion on long-term debt	**-**	**-**	7,293	12,687
Stock-based compensation	**225,350**	**277,972**	-	-
	1,906,260	**3,409,825**	(411,748)	(591,579)
Net change in non-cash working capital	**587,057**	**(426,487)**	425,960	291,901
	2,493,317	**2,983,338**	14,212	(299,678)
Cash Provided By (Used In) Financing Activities				
Export loan	**(249,072)**	**(135,312)**	-	(200,428)
Government assistance loan	**15,839**	**17,124**	183,401	874,902
Long-term debt	**484,878**	**367,883**	(45,879)	(104,899)
Share capital issued for cash	**69,783**	**131,561**	-	-
	321,428	**381,256**	137,522	569,575
Cash Used In Investing Activities				
Purchase of property, plant and equipment	**(1,240,468)**	**(1,373,664)**	(41,249)	(58,785)
Net Increase In Cash	**1,574,277**	**1,990,930**	110,485	211,112
Cash position - beginning of period	**756,182**	**339,529**	255,775	155,148
Cash Position - End of Period	**2,330,459**	**2,330,459**	366,260	366,260

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Stock-based compensation recorded as share capital	**22,086**	**22,086**	-	-
Equipment acquired under capital lease	**-**	**-**	408,000	408,000

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates. The operations in Portugal are self-sustaining and as such the functional currency has been determined to be the Euro for purposes of these consolidated financial statements.

2. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions and events cast doubt upon the validity of this assumption. The Company has:

i) incurred significant operating losses over the past several years;
ii) economic dependence on sales to a single customer *(Note 14)*;
iii) several contingencies including environmental contingencies *(Note 11)*;
iv) no insurance on its mining assets nor loss of profits insurance.

The Company's continued existence is dependent upon its ability to retain its financing arrangements and to maintain profitable operations. In addition to an improving tungsten market, a new long-term sales agreement *(Note 14)*, and access to a new line of credit *(Note 9c)*, management believes that a substantial reduction in operating costs per unit is possible with the Company's recent introduction of low profile methods, improved efficiencies and replacement of equipment that has exceeded useful lives. Also, management is in the process of increasing the operating rate to make use of excess capacity. There is, of course, no assurance that the Company's current efforts will be successful.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned, as described above, will mitigate the adverse conditions and events, which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3. Significant Accounting Policies

a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 March 2005.

3. Significant Accounting Policies - *Continued*

b) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i) Owned 100% by PMC
(ii) Owned 100% by BVI
(iii) Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

c) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

d) Amortization, Depletion and Impairment

Mining equipment, plant and property are depleted on a unit of production basis, based on estimated recoverable reserves. Estimated recoverable reserves include proven and probable reserves. Other administrative equipment is amortized on a straight-line basis over their estimated useful lives. Property, plant and equipment that are currently not in use or that are under development will not be amortized until such property, plant and equipment are put into use.

e) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date; revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period.

The accounts of the Company's Canadian operations have been translated into Euros as follows:

i) Monetary assets and liabilities at year-end rates,
ii) All other assets and liabilities at historical rates, and
iii) Revenue and expense items at the average rate of exchange prevailing during the year.
iv) Gains and losses arising on translation are charged to the statement of operations in the period in which they occur.

3. Significant Accounting Policies - *Continued*

f) Revenue Recognition

Revenue from sales is recognized when title to the concentrates passes under firm sales contracts and collection is reasonably assured. Sales are recorded net of incremental sales revenues paid or payable to third parties *(Notes 14 and 15d)*.

g) Comparative figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

4. Changes in Accounting Policies

Asset Retirement Obligation

Mining operations are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the Company's environmental policies.

Effective 1 April 2004, the Company adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The change in policy was applied retroactively with restatement of prior periods. Upon acquisition of Panasqueira in April 2003, the Company took an impairment charge on the mineral property and certain of the mining assets, effectively valuing the mine at a nominal value. In restating the prior period amounts for an increase in the asset retirement obligation, the resulting increase in the asset would have been subject to the same impairment charge. Therefore, the 2004 opening deficit has been charged with the retroactive adjustment for the asset retirement obligation. The impact of the change was to increase the 1 April 2004 opening asset retirement obligation and opening deficit by 1,672,476 Euros. The accretion for 2004 of 73,062 Euros was charged to operations *(Note 11)*.

5. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, prepaid deposits, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency and credit risks arising from these financial instruments.

All of the Company's debt is at fixed interest rates except for the export loan (164,425 Euros) and an equipment loan (130,500 Euros), which are at floating rates, and to this extent, the Company is exposed to interest rate risk.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 14)* is denominated in U.S. funds. This contract accounted for 95.1% of consolidated sales for the period ended 30 September 2005 (2004 – 87.3%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar. Management partially mitigates this risk by arranging credit facilities that are denominated in U.S. funds *(Notes 9 and 10)*. The Company's obligations under these U.S. dollar loans are negatively impacted by declines in the Euro versus the U.S. dollar.

The Company has a concentration of sales *(Note 14)* such that substantially all sales of tungsten concentrates are to a single customer. The Company has experienced no bad debts resulting from trade credit extended to this customer.

6. Inventory

Details are as follows:

	30 September 2005	31 March 2005
Concentrates	**171,935**	717,803
Mine stores	**1,556,339**	1,275,532
Provision for obsolescence	**(249,400)**	(249,400)
	1,478,874	1,743,935

7. Investments

The Company owns the rights to acquire two-thirds of the share capital of Minera Malaga Santolalla, which owns tungsten mining and exploration rights in Peru *(Note19b)*, and a royalty interest based on production of an ammonium metatungstate plant located in Alabama. On 31 March 2005, the Company wrote off all costs (41,655 Euros) relating to these investments.

8. Property, Plant and Equipment

Details are as follows:

	30 September 2005	31 March 2005
Mill, buildings and mine development	**15,768,102**	16,306,346
Mining equipment	**15,317,601**	14,312,466
Transportation equipment	**793,497**	597,697
Administration equipment	**475,565**	470,018
Equipment under capital lease	**1,997,263**	1,997,263
	34,352,028	33,683,790
Provisions for impairment	**(10,815,247)**	(10,815,247)
Accumulated amortization	**(20,616,989)**	(21,079,173)
	2,919,792	1,789,370

9. Loans Payable

a) **Export Loan Payable**

Details are as follows:

	30 September 2005	31 March 2005
Note payable to Caixa Geral de Depositos, Portugal, bearing interest at Libor plus 1.25%, repayable 120 days from each advance and secured by exported tungsten concentrates	**164,425**	299,737

The loan is denominated in U.S. funds and the balance owing at 30 September 2005 is US$198,297 (31 March 2005 – US$394,600).

b) **Government Assistance Loan**

Details are as follows:

	30 September 2005	31 March 2005
Advances with interest payable at an estimated rate of 6.2%, currently without specific terms of repayment	**1,302,777**	1,285,653

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

9. Loans Payable - *Continued*

c) Convertible Line of Credit

During the period, the Company signed a credit facility agreement with Almonty, LLC ("Almonty"), a private U.S. company and major shareholder of the Company. The agreement provides for a US$500,000 convertible line of credit available in increments of US$125,000 per quarter beginning on 15 July 2005. Advances under the facility will bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

10. Long-Term Debt

a) Details are as follows:

	30 September 2005	31 March 2005
Almonty, a related company		
Convertible Loan Agreement - non-interest bearing, unsecured, due 15 January 2005	-	36,966
Caixa Geral de Depositos		
Mechanization loan, bearing interest at 3.83%, repayable at 62,246 Euros per quarter, secured by related equipment, due December 2006	**311,184**	435,676
Locapor		
Capital lease payable, repayable at 13,817 Euros per quarter blended interest and principal, implicit interest at 4.47% per annum, due 16 December 2006, secured by the related equipment	**102,043**	126,984
Other		
Capital lease payable, repayable at US$44,750 per month blended interest and principal beginning 1 May 2005, implicit interest at 4.94% per annum, expiring 30 April 2006, secured by the related equipment *(Note 14)*	**287,489**	401,669
Capital lease payable, non-interest bearing, repayable at 8,449 Euros per month expiring September 2006, secured by the related equipment	**114,597**	165,291
Finance contract payable, repayable in semi-annual payments of 21,525 Euros, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	**155,486**	172,200
Finance contract payable, repayable in quarterly payments of 27,501 Euros, with interest at 8.60% per annum, maturing August 2009, secured by the related equipment	**440,020**	-
Finance contracts payable, repayable in monthly payments totalling 8,922 Euros, with interest at rates to 5.00% per annum, maturing between August 2006 and September 2010, secured by the related equipment	**295,850**	-
	1,706,669	1,338,786
Less: current portion	**946,631**	596,810
	760,038	741,976

10. Long-Term Debt - *Continued*

b) Scheduled principal repayments are as follows:

Twelve Months Ended 30 September	Euros
2006	946,631
2007	373,849
2008	187,282
2009	167,084
2010	31,823
	1,706,669

c) The Company has an unsecured overdraft facility with Caixa Geral de Depositos to a limit of 100,000 Euros bearing interest at Euribor three-month rate plus 4% per annum. The balance of this facility as at 30 September 2005 is Nil Euros (31 March 2005 – Nil Euros).

11. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) **Rio**

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. It is the Company's opinion that any reclamation of the old workings will not be to the Company's account. The Company has entered into a letter of understanding with the local municipal government in Portugal for the transfer of these old mine workings, tailings and waste rock disposal areas to the municipality for nominal consideration. The various terms and conditions of the letter of understanding are subject to a final agreement being signed. The municipality is currently improving the area as a tourist attraction. No asset retirement obligation has been recorded for these workings.

Should the transfer of these workings not complete as contemplated, the Company could become liable for reclamation costs. This contingency would affect the reported liabilities and shareholder's deficiency should the Company become obligated to perform such site restoration by contract or regulation at some future date. Such costs could be significant as the area was in operation from the 1880's until the late 1990's.

b) **Barroca Grande**

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

11. Asset Retirement Obligations - *Continued*

c) The Company has estimated the fair value of the asset retirement obligation upon acquisition to be 2,922,476 Euros. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details for the periods ended 30 September are as follows:

	2005	2004
Total asset retirement obligation – beginning of period *(Note 4)*	**3,222,030**	2,922,476
Total accretion during the period	**80,550**	73,062
Total asset retirement obligation – end of period	**3,302,580**	2,995,538

12. Share Capital

Details are as follows:

a) Authorized share capital: 100,000,000 common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	30 September 2005		30 September 2004	
	Number	**Amount**	Number	Amount
Balance – beginning of period	**9,681,718**	**62,366,379**	6,884,496	62,056,748
Issued and fully paid:				
Exercise of options	**103,125**	**34,702**	-	-
Exercise of warrants	**1,056,666**	**96,859**	-	-
Stock-based compensation for options exercised *(Note 13)*	**-**	**22,086**	-	-
Balance – end of period	**10,841,509**	**62,520,026**	6,884,496	62,056,748

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. A summary of stock option activities during the reported periods is as follows:

	2005	2004
Balance - beginning of period	**260,000**	600,000
Granted	**1,485,000**	-
Exercised	**(103,125)**	-
Balance - end of period	**1,641,875**	600,000

12. Share Capital - *Continued*

c) *Continued*

Details of stock options outstanding as at 30 September 2005 are as follows:

	Number		Exercise Price	Expiry Date
Directors and officers	200,000	Cdn$	$ 0.10	10 April 2008
Directors and officers	60,000	Cdn$	$ 0.20	10 September 2008
Directors, officers and employees	671,875	Cdn$	$ 0.51	6 May 2010
Directors and consultants	710,000	Cdn$	$ 2.15	26 August 2010
	1,641,875			

The outstanding options have a weighted-average exercise price of Cdn$1.16 and the weighted-average remaining life of the options is 4.42 years. As at 30 September 2005, a total of 625,000 (2004 – 600,000) of the outstanding options have vested.

d) Details of the issued and outstanding warrants as at 30 September 2005 are as follows:

Price	Expiry	Warrants	Euros
Cdn $ 0.11 or	10 April 2006		
Cdn $ 0.125	10 April 2008	1,000,000 (i)	26,509
Cdn $ 0.30	23 March 2007	1,200,000	-
		2,200,000	26,509

(i) The fair value of the warrants was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Risk-free interest rate	3.60%
Expected dividend yield	0.00%
Expected stock price volatility	64.0%
Expected option life in years	5.00

e) As at 30 September 2005, there were 1,047,136 (2004 – 2,094,272) common shares in escrow, which are being released over time pursuant to the terms of the escrow agreements.

f) **Stock-Based Compensation**

For the periods ended 30 September, the Company issued stock options to its directors, officers, employees, and consultants, and estimated the related stock-based compensation as follows:

	2005	2004
Total options granted	**1,485,000**	-
Average exercise price (in Cdn$)	**1.29**	-
Estimated fair value of compensation	**847,318**	-
Estimated fair value per option	**0.57**	-

12. Share Capital - *Continued*

f) **Stock-Based Compensation** - *Continued*

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	**3.50%**	-
Expected dividend yield	**0.00%**	-
Expected stock price volatility	**79.00%**	-
Expected option life in years	**5.00**	-

The company has recorded stock-based compensation for the options that vested during the periods as follows:

	2005	2004
Number of options vested in period	**274,375**	-
Total compensation recognized for the period *(Note 13)*	**277,972**	-

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

13. Contributed Surplus

Details are as follows:

	September 2005	September 2004
Balance - beginning of period	**6,048,299**	6,058,639
Stock-based compensation *(Note 12f)*	**277,972**	-
Transfer to share capital – options exercised *(Note 12b)*	**(22,086)**	-
Balance - end of period	**6,304,185**	6,058,639

During the period, employees exercised 103,125 (2004 – Nil) stock options for which the related stock-based compensation has been recorded as share capital in these financial statements.

14. Sales and Economic Dependence

Details of sales generated from customers that individually account for approximately 10% or more of consolidated sales are as follows:

	2005	2004
Number of large customers	**1**	1
Amount of sales to large customers	**7,514,657**	2,693,268
Total consolidated sales	**7,902,864**	3,083,659
Total percentage of consolidated sales generated from large customers	**95.1%**	87.3%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of this contract at economic rates.

During the period, the Company signed an exclusive multi-year sales agreement for the sale of all or substantially all of its tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated by Almonty, a major shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty will share equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease *(Note 10)*.

Sales revenues received in the period under the new agreement exceeded those that would have been received under the old agreement by 1,857,765 Euros *(Note 15d)*.

15. Related Party Transactions

During the period, the Company conducted transactions with related parties as follows:

a) paid or accrued marketing commissions of 24,358 Euros (2004 – 36,618 Euros) to a director of Beralt;
b) paid or accrued consulting and management fees of 53,550 Euros (2004 – 2,101 Euros) to directors;
c) sold tungsten concentrate to Almonty for sales revenue of 234,685 Euros. The transaction was conducted in the normal course of business, and was recorded at the exchange amount, such amount being in excess of the price received for similar arms length sales in the month of sale;
d) pursuant to the new sales agreement *(Note 14)*, the Company paid Almonty its share of incremental revenues, net of 91,930 Euros in lease payments paid by Almonty, totalling 836,953 Euros;
e) Accounts payable and accrued liabilities includes 110,575 Euros (2004 – Nil Euros) payable to Almonty.

16. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the periods ended 30 September are as follows:

	2005	2004
Consolidated accounting income (loss) before taxes	**2,808,061**	(869,970)
Adjustments for differences between accounting and taxable income:		
Amortization	**(406,758)**	(407,905)
Stock-based compensation	**277,972**	-
Accretion	**80,550**	85,749
Consolidated loss for tax purposes	**2,759,825**	1,192,126
Statutory tax rate	**35.6%**	35.6%
Expected tax expense (recovery) for the period	**982,498**	(424,397)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	**(269,615)**	59,319
Application of prior year loss carry-forwards	**(712,883)**	-
Current valuation allowance	**-**	365,078
Tax expense (recovery) for the period	**-**	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 30 September 2005 are as follows:

	Euros
Non-capital loss carry-forwards	1,698,337
Property, plant and equipment	2,528,706
Other	12,821
	4,239,864
Valuation allowance	(4,239,864)
	-

As at 30 September 2005, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal as follows:

Year of Expiry	Canada	Portugal
2007	4,000	378,000
2008	31,000	369,000
2009	36,000	959,000
2010	45,000	1,895,000
2011	118,000	1,980,000
2012	21,000	-
2013	204,000	-
	459,000	5,581,000

17. Commitments

During the period, the Company signed management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

18. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

30 September 2005	Canada	Portugal	Consolidated
Segment revenue	-	7,902,864	7,902,864
Segment operating income (loss)	(439,370)	3,247,431	2,808,061
Identifiable assets	214,912	8,537,487	8,752,399

30 September 2004	Canada	Portugal	Consolidated
Segment revenue	-	3,083,659	3,083,659
Segment operating income (loss)	(55,480)	(814,490)	(869,970)
Identifiable assets	22,631	4,028,960	4,051,591

19. Subsequent Events

The Company conducted the following transactions after 30 September 2005:

a) issued 50,000 shares upon the exercise of options for cash proceeds of Cdn$25,500; and

b) entered into an agreement with Dynacor Mines Inc. to transfer all rights held by the Company under its option to acquire two thirds of the share capital of Malaga Santolalla *(Note 7)* in exchange for a cash payment of US$650,000, subject to closing upon completion of final documentation.

PRIMARY METALS INC.

Report to Shareholders and
Management Discussion and Analysis of
Financial Position and Results of Operations
For the Six Months ended September 30, 2005

November 28, 2005

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2005 and the unaudited interim consolidated financial statements for the six months ended September 30, 2005.

To the Shareholders:

Caution

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

General

We are pleased to report that our tungsten mining operation continues to benefit from the recent increase in the price of tungsten and operations are profitable, with positive cash flow. The mine has now essentially completed planned equipment acquisitions to improve production efficiencies and new development work is underway to access new mining areas underground. The Company is also undertaking a surface and underground drilling program to provide additional information for mine planning purposes and to investigate potential mineralization elsewhere in the mine.

Compared to the same six-month period in the previous year, ore mined increased by 17% and finished tungsten concentrate production decreased by 7%. The increase in tonnes mined results from improved efficiencies by our mining team, as well as from the effects of the recent additions of new equipment. The decrease in tungsten production results from the lack of past development work to access new mine areas as well as the treatment of some lower grade material from current development work. The mine plans to continue to undertake new development work at the same time as continuing normal mining operations and the acquisition of new equipment and implementation of these is expected to result in future improvements in both productivity and tungsten production.

The market outlook continues to be positive and the recent increase in the price of tungsten has greatly improved the Company's prospects.

Nature of Business

The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt").

The mine is one of the oldest and most enduring in Europe and has managed to continue operations even in times of low tungsten demand and low prices. Operations commenced at Panasqueira a century ago and have continued with only brief interruptions. The Company is now improving the mine operations, to take

advantage of higher tungsten prices. The Company believes that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt is able to benefit considerably from higher tungsten prices as it completes the implementation of all its plans for development.

Beralt has recently introduced modern, low-profile equipment to the mine, which should significantly increase the rate of mining, reduce the quantity of waste rock handled and improve the grade of the ore to the processing plant as development work progresses. Financing for such equipment has been provided primarily from the Company's current improved cash flow and from lease-to-own and contract financing arrangements with suppliers.

Beralt's processing plant, while old, has the capacity to process significantly higher volumes than at present, at low incremental cost with plant availability of three shifts per day, five days per week. If Beralt can fully implement its plans, the benefits for the Company's shareholders could be high although there still exist significant risks regarding tungsten prices and the effects of currency exchange rates.

While maintaining its focus on tungsten, the Company intends to continue to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere.

Overall Performance

The Company's 2005 fiscal financial year was marked by improvements in all areas and included the appointment of a new, strong management team that continues to perform exceptionally well. It is a combination of very well qualified younger professionals and experienced managers that know the mine and believe in its potential. In addition, Almonty, LLC ("Almonty"), a private U.S. company, obtained 3,379,342 common shares from Avocet Mining PLC ("AMP") and subscribed for an additional 1,538,888 shares by way of two private placements, thereby becoming a major shareholder of the Company. As part of the Almonty-AMP transaction, a contingent loan payable of 2,140,000 Euros and an operating line of credit of US$412,000 were forgiven. The effect of this transaction was to reduce Beralt's debt by 2,458,000 Euros. A full valuation allowance had been taken on the contingent loan payable at the parent company level and the Company's consolidated debt was reduced by approximately 250,000 Euros.

In the first quarter of fiscal 2006, the improvement in the tungsten market continued and facilitated the completion of an important multi-year sales contract with improved terms that provides for the sale of substantially all of Beralt's production, even if the operating rate is significantly increased (see *"Results of Operations – Sales"*).

Morale is high and recent monthly production levels in excess of 50,000 tonnes of ore and 10,000 metric tonne units ("MTUs"- one hundredth of a metric tonne, or 10kg of contained tungsten trioxide in concentrates) have been achieved. Insufficient forward development in the mine in the past has resulted in lower average grades of mined ore, otherwise finished tungsten concentrate production would have been significantly higher. Development work at the mine is now being addressed and is currently in progress.

New equipment to replace old mining equipment has been introduced throughout the second quarter, and additional pieces are due for delivery by early December. When fully implemented, this new equipment should improve availability and productivity and reduce maintenance costs. Initial performance of the new machines received to date is encouraging and improvements from the newly delivered equipment are expected in the coming months. The estimated capital cost of the refurbishment program is 3.5 million Euros for the 2006 fiscal year of which almost 2 million Euros has been completed to date.

Selected Quarterly Information

All of the quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. The fiscal 2005 and 2004 results have been restated to give effect to the retroactive adoption of CICA Handbook Section 3110

"*Asset Retirement Obligations*" (see "*Changes in Accounting Policies*" in the Company's annual MD&A for the year ended March 31, 2005). Selected information for the last eight quarters is as follows:

(In Euros)	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Total sales	4,209,000	3,693,000	1,584,000	1,470,000
Income (loss) – as previously reported	n/a	n/a	(7,000)	(410,000)
Accretion of asset retirement obligation	n/a	n/a	(39,000)	(39,000)
Income (loss) – as restated	1,546,000	1,262,000	(46,000)	(449,000)
Income (loss) per share – basic – as previously reported	n/a	n/a	(0.01)	(0.06)
Income (loss) per share – diluted – as previously reported	n/a	n/a	(0.01)	(0.06)
Income (loss) per share – basic – as restated	0.14	0.13	(0.01)	(0.07)
Income (loss) per share - diluted – as restated	0.11	0.09	(0.01)	(0.07)

(In Euros)	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Total sales	1,409,000	1,675,000	1,807,000	1,105,000
Loss for the period – as previously reported	(530,000)	(266,000)	(754,000)	(173,000)
Accretion of asset retirement obligation	(37,000)	(37,000)	(36,000)	(36,000)
Loss for the period – as restated	(567,000)	(303,000)	(790,000)	(209,000)
Loss per share (basic and diluted) – as previously reported	(0.08)	(0.04)	(0.12)	(0.03)
Loss per share (basic and diluted) – as restated	(0.08)	(0.04)	(0.12)	(0.03)

Comparison of the current and previous quarterly sales levels is complicated by the fact that in fiscal 2006 and 2005, the Company shipped, and recognized as sales, substantially all of its monthly production, whereas in fiscal 2004, the Company shipped production under consignment sales agreements and recognized sales only when the customer drew down consignment inventories. Therefore, fluctuations in sales in fiscal 2004 were based more upon the timing of customer requirements and changes in consignment inventories than by the Company's production levels. Notwithstanding these quarterly fluctuations, 2005 annual sales were relatively consistent with 2004 annual sales.

The reduced loss for the fourth quarter of fiscal 2005 is due mainly to higher tungsten prices, increased production, and fewer equipment failures. In addition, the Company realized a gain on settlement of debt during the fourth quarter of 2005 totalling 250,000 Euros. The large loss for the fourth quarter of 2004 is due to a combination of lost production volume due to equipment breakdowns, lower ore grades and low spot sales prices.

The large swing to profitability in the first and second quarters of 2006 is due to the continued increase in the price of tungsten, as well as the more favourable sales contract that was signed during the first quarter.

Results of Operations

Production

Production for the second quarter of 17,782 MTUs from 110,301 tonnes of ore processed compares to 28,546 MTUs from 149,245 tonnes of ore processed in the first quarter of the year, and to production of 24,069 MTUs from 112,834 tonnes of ore processed in the second quarter of the previous fiscal year. For the current six-month period, the mine produced 46,328 MTUs from 259,546 tonnes of ore processed compared to 49,853 MTUs from 222,685 tonnes in the same period of the previous year.

The reduction in tonnes mined over the first quarter is due to the fact that the mine shuts down for three weeks during August each year for annual vacations and maintenance. Tonnes mined remain fairly consistent with the same quarter of the prior year.

The decrease in MTU's produced compared to the first quarter of the current year and the second quarter of the prior year is due to a decline in the grade of ore mined, as well as to the annual three week holiday period in August. In fiscal 2006, the mined grade was 0.21% WO_3 in the second quarter compared to 0.23% WO_3 in the first quarter. During the six-month periods, the mined grade was 0.22% WO_3 in fiscal 2006 compared to 0.28% WO_3 in fiscal 2005. These differences are due to current mining of lower grade ore as a result of a lack of mine development done during the intervening periods. In addition, a certain amount of marginal ore obtained from current development work was processed in the current period to provide incremental production and to take advantage of excess capacity, further reducing the ore grade. As development work progresses and additional underground galleries are opened up, it is expected that the mined ore grade will show improvement. Results from the current drilling program will also assist in further defining areas of higher grade ore.

Processing plant recoveries of tungsten were slightly reduced in the second quarter of 2006 (81% recovery) compared to the first quarter (82% recovery); in the first six months, recoveries were 81.3% in 2006 compared to 80.8% recovery in 2005. It is expected that the introduction of a new gravity concentrator for slime material next year will result in a small but important improvement in tungsten recovery.

Compared to the same six-month period of the previous year, the Company realized an 11% reduction in the cost per tonne of ore mined, however, this increase in productivity was outweighed by the 18% decrease in recovered tungsten grade from 0.22% in 2005 to 0.18% in 2006. Consequently, the direct cost of production per MTU increased by 11% from approximately 64 Euros for the first six months of fiscal 2005 to approximately 71 Euros for the first six months of fiscal 2006. After factoring out distribution costs and deducting by-product credits, the cost per MTU produced was 58 Euros in the first six months of fiscal 2005 and 65 Euros in the first six months of the current year. The Company anticipates that the introduction of the new low-profile mining equipment should further enhance productivity efficiencies and result in improved tungsten grades as further development work is completed, which is expected to lower future unit costs.

Overall, the improvement in tonnes mined during the current six-month period represents a 17% increase over the previous year's quarter and reflects the success of the workforce and management team in meeting plans and establishing higher operating rates. Improvement due to the recent addition of the new pieces of equipment is beginning to show in the quarterly results.

Sales

Sales of 26,318 MTU's during the second quarter compare to 24,156 MTU's in the same quarter of the previous fiscal year, representing a 9% increase. Sales of 57,027 MTU's during the six-month period compare to 52,702 MTU's in the same period of the previous fiscal year, representing an 8% increase.

Total consolidated sales for the second quarter (including sales of by-products and aggregates) rose to 4,209,000 Euros from 1,409,000 Euros in the previous year's quarter, representing a 199% increase. Total consolidated sales for the six month period (including sales of by-products and aggregates) rose to 7,903,000 Euros from 3,084,000 Euros in the same period of the previous year, representing a 156% increase. This increase is due to an 8% increase in the number of MTU's sold in the six-month period plus an average increase in sales prices realized in the period of approximately 152% over those of the same period of the previous year.

The quoted European price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, rose from a range of approximately US$86 to US$92 per MTU between April and September 2004 to a range of approximately US$209 to US$295 per MTU between April and September 2005. This represents, on average, an increase of approximately 186% over the same six-month period of the previous year. The average price for October 2005 was US$257 per MTU and

current prices are in the region of US$260 per MTU. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the same quarter of the previous year, the U.S. dollar strengthened slightly against the Euro, resulting in slightly increased sales values on a comparative basis.

During the first quarter, Almonty negotiated a new multi-year sales contract with Osram Sylvania for the benefit of the Company. The contract provides for the sale of all or substantially all of the Company's tungsten concentrate production. The agreement replaces the previous agreement that was to expire on April 30, 2006, and in addition to a longer term, includes more favourable pricing compared to the previous contract (see – *"Related Party Transactions"*).

Operating Margin

The operating margin was 2,173,000 Euros for the second quarter, which was a 20% improvement over the operating margin of 1,807,000 Euros for the first quarter and a major improvement over the negative margin of 218,000 Euros for the same quarter of the previous year. Gross margin of 3,980,000 Euros for the six-month period compares with a negative gross margin of 152,000 Euros in the previous year.

Cost of sales of 2,036,000 Euros for the quarter was 25% higher than the 1,627,000 Euros for the previous year's quarter. Cost of sales of 3,923,000 Euros for the six months was 21% higher than the 3,236,000 Euros for the previous year's period. This increase is primarily due to the 8% increase in the number of MTU's sold in the six-month period, as well as a 10% increase in the cost per MTU sold in the period, which results from the increase in the amount of waste rock currently being handled.

The improved operating margins for the quarter and six-month period are due primarily to the increase in MTU's sold in the periods and the higher prices realized over those of the same periods of the previous year. Margins have been only slightly positively affected by the strengthening of the U.S. dollar, and negatively affected by the reduced ore grades, despite improvements in mining costs.

Other Expenses

General and administrative costs, net of other items, totaled 627,000 Euros for the quarter as compared to 349,000 Euros in the same quarter of the previous year as follows:

(In Euros)		Q2 2006	Q2 2005
Accretion of asset retirement obligation		40,000	37,000
Administrative expenses		165,000	141,000
Amortization and depletion		94,000	112,000
Foreign exchange loss (gain)		(15,000)	(7,000)
Interest and financing		52,000	26,000
Professional fees		30,000	21,000
Stock-based compensation		225000	-
Other items		36,000	19,000
	Totals	627,000	349,000

General and administrative expenses for the current quarter were higher than those of the prior year's due mostly to the recording of stock-based compensation (a non-cash item) for stock options granted to directors, employees, and consultants during the current quarter. There were small increases in administrative costs, interest and financing costs, professional fees, and other items, but overall, expenses were relatively consistent with the prior year's quarter. Amortization and depletion decreased due to the reduction in the units of production in the current quarter and an adjustment to the estimated tonnage to be

mined. The new mining equipment is being amortized over estimated useful lives, which have been set at five years for loaders and haulers and seven years for drill units. Foreign exchange adjustments vary with the levels of U.S. and Canadian dollar denominated monetary assets and changes in these exchange rates compared to the Euro. During the quarter, the U.S. and Canadian dollars strengthened slightly against the Euro, which produced translation gains on the Company's net U.S. and Canadian dollar denominated monetary assets. Interest costs were higher than in fiscal 2005 due to the additional long-term debt relating to asset acquisitions as well as interest accrued on the government assistance loan. During the current six-month period, the Company granted 1,485,000 incentive stock options to employees and directors (see *"Outstanding Share Data"*) of which 274,375 options vested during the period. Stock-based compensation of 278,000 Euros relating to the vested options was recorded in the period. There were no such options granted or vested in the six-month period of the previous year.

For the six-months ended September 30, 2005, total general and administrative costs, net of stock-based compensation, accretion of asset retirement obligation, and amortization and depletion, were 545,000 Euros compared to 417,000 for the same period in the previous year. This increase is reflective of the additional activity of the Company with the recent rise in sales, production, and investor interest in the Company during the period.

Income (Loss)

Net income for the current quarter of 1,546,000 Euros (0.14 Euros per share) was 23% higher than the first quarter net income of 1,262,000 Euros (0.13 Euros per share) and substantially higher than the 567,000 Euros loss (0.08 Euros per share loss) recorded in the same quarter of the previous year. Net income for the current six-month period of 2,808,000 Euros (0.27 Euros per share) was substantially higher than the 870,000 Euros loss (0.13 Euros per share loss) recorded in the same six-month period of the previous year. These increases result mostly due to the increase in sales prices experienced in the period.

Cash Flows

Cash flow from operating activities (before changes in non-cash working capital) for the current quarter of 1,906,000 Euros was 27% higher than the first quarter cash flow of 1,504,000 Euros and a significant improvement over the negative 412,000 Euros for the comparative quarter of the previous year. For the six months ended September 30, 2005, the Company generated a positive cash flow from operations (before changes in non-cash working capital) of 3,410,000 Euros compared to negative cash flow of 592,000 Euros for the same period in the prior year. The change in cash flows is due to the higher income experienced in the current period as detailed above.

Within non-cash working capital, the most notable changes for the current quarter were a 643,000 Euro decrease in accounts receivable, a 244,000 Euro increase in prepaid expenses and equipment deposits, and a 658,000 Euro increase in inventory providing a net cash outflow of 587,000 Euros from changes in non-cash working capital items.

Within financing activities, during the quarter the Company received 70,000 Euros from the issuance of shares (see *"Outstanding Share Capital"*), increased its long-term debt by 485,000 Euros, and repaid 249,000 Euros of bank debt. In the six months to September 30, 2005, the Company repaid 368,000 Euros of existing long-term debt and received 736,000 Euros from new long-term financing contracts relating to new equipment acquisitions.

After taking into account 1,240,000 Euros incurred on capital asset purchases, there was a net increase in cash balances of 1,574,000 Euros for the quarter ended September 30, 2005. During the six-month period, the Company increased its cash reserves by 1,991,000 Euros.

At September 30, 2005, cash balances totalled 2,330,000 Euros compared to 366,000 Euros at September 30, 2004 reflecting the significant improvements in operations during the year.

Liquidity
Current assets exceed current liabilities by 165,000 Euros, which compares to a negative working capital position of 2,021,000 Euros as at March 31, 2005. Management expects to negotiate long-term repayment provisions for the government assistance loan, for which 1,303,000 Euros was included in current liabilities at September 30, 2005, whereupon working capital would improve substantially.

The Company currently has equipment financed under capital lease, term loan, and finance contract agreements, which total 1,707,000 Euros and call for monthly payments of approximately 102,000 Euros. These payments are currently being covered by cash flow from operations.

With the recent improvement in the price of tungsten, the Company expects that its liquidity position will improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the risks and uncertainty of tungsten prices, there can be no assurance of long term improvement in liquidity. Until a healthy working capital position is restored, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Capital Resources and Commitments
The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development. The Company intends to finance further capital expenditures from operating cash flows, and has no plans to raise equity funds for the Panasqueira mine at the present time.

During the current quarter, the Company signed a credit facility agreement with Almonty, who will provide the Company with a US$500,000 convertible line of credit. The loan will be available in increments of US$125,000 per quarter beginning on 15 July 2005. The loan will bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company has entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

Outstanding Share Capital
As at September 30, 2005, the Company had outstanding 10,841,509 common shares. In addition, the Company had outstanding 1,641,875 share purchase options and 2,200,000 share purchase warrants for total diluted shares outstanding of 14,683,384.

During the six-month period, the Company issued 1,056,666 shares upon the exercise of share purchase warrants for total cash proceeds of 96,859 Euros and 103,125 shares upon the exercise of options for total cash proceeds of 34,702 Euros. The Company also granted 775,000 five-year stock options with an exercise price of CAD$0.51 during the first quarter and 710,000 five-year stock options with an exercise price of CAD$2.15 during the second quarter. These options are subject to vesting provisions of 18 months in accordance with the Company's stock option plan.

Subsequent to September 30, 2005, the Company received cash proceeds of CAD$25,500 upon the exercise of 50,000 options.

As at the date hereof, the Company had outstanding 10,891,509 common shares, 1,591,875 share purchase options, and 2,200,000 share purchase warrants for total diluted shares outstanding of 14,683,384.

Off-Balance Sheet Arrangements
The Company had no off-balance sheet arrangements as at September 30, 2005 or as at the date hereof.

Related Parties
During the six-month period, marketing, consulting, and management fees of 77,908 Euros (2005 – 38,719 Euros) were paid to directors of the Company. The increase in such fees paid to directors is due to the increase in activity in the Company during the first two quarters of 2006 resulting directly from the recent increase in the price of tungsten, and the Company's actions taken to take advantage of the current prices, which included arranging for the acquisition of new equipment, and implementing new maintenance standards. In addition, directors of the Company have been providing an increased level of investor relations information due to the recent interest in the Company's stock. The Company currently has no salaried employees to handle some of these functions.

During the first quarter, the Company signed an exclusive multi-year sales agreement (see – *"Results of Operations - Sales"*) negotiated by Almonty, a major shareholder of the Company. For its part in renegotiating the contract, Almonty will share equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease. Sales revenues received in the six-month period under the new agreement exceeded those that would have been received under the old agreement by 1,858,000 Euros. Accordingly, during the quarter, the Company paid Almonty its share of incremental revenues, net of 92,000 Euros in lease payments paid by Almonty, totalling 837,000 Euros.

During the first quarter, the Company sold tungsten concentrate to Almonty for sales revenue of 234,685 Euros. The transaction was conducted in the normal course of business, and was recorded at the exchange amount, such amount being in excess of the price received for similar arms length sales in the month of sale.

Changes in Accounting Policies
There were no changes in accounting policies during the period under review.

Financial Instruments
The Company's financial instruments consist of cash, accounts receivable, prepaid deposits, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*" and *"Results of Operations – Sales"*), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Subsequent Events
Subsequent to September 30, 2005 the Company received cash proceeds of CAD$25,500 upon the exercise of 50,000 options and entered into an agreement with an arm's length party to transfer all rights held by the Company under its option to acquire two thirds of the share capital of Malaga Santolalla in exchange for a cash payment of US$650,000, subject to closing upon completion of final documentation. Malaga Santolalla owns tungsten mining and exploration rights in Peru.

Risks and Contingencies
There is risk that Beralt will be unable to sufficiently progress its improvement program over the next few months and will fail to establish profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, and should the necessary investments in equipment and mine development not be made, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations
With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly and has also entered into a contract with Ascenta Capital Partners Inc. to coordinate investor relations activities for the Company.

Approval
The Board of Directors of the Company has approved the disclosure contained in this interim MD&A.

A copy of this MD&A will be provided to any applicant on request.

PRIMARY METALS INC.

Form 52-109F1 – Certification of Interim Filings

I, Jonathan Carter, President and Chief Executive Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 28, 2005

"Jonathan Carter"

Jonathan Carter
President and Chief Executive Officer

PRIMARY METALS INC.

Form 52-109F1 – Certification of Interim Filings

I, Kerry Spong, Chief Financial Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 28, 2005

"Kerry Spong"

Kerry Spong
Chief Financial Officer


RECEIVED
SEP -7 P 3:47

PRIMARY METALS INC.

306-850 West Hastings Street
Vancouver, B.C. V6C 1E1
Tel: 604-669-8988
Fax: 604-669-2744

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

Unaudited

Expressed in Euros

These interim consolidated financial statements for the nine months ended 31 December 2005 have been prepared by management and have not been subject to review by the Company's auditors.

Primary Metals Inc. Statement 1

Interim Consolidated Balance Sheets

Euros
Unaudited

ASSETS	31 December 2005	31 March 2005
Current		
Cash	**2,671,919**	339,529
Accounts receivable - trade	**1,322,184**	611,163
- other	**362,990**	240,821
Prepaid expenses and equipment deposits	**249,742**	35,535
Inventory *(Note 6)*	**1,486,213**	1,743,935
	6,093,048	2,970,983
Property, Plant and Equipment *(Note 8)*	**3,963,693**	1,789,370
	10,056,741	4,760,353
LIABILITIES		
Current		
Export loan payable *(Note 9)*	**167,840**	299,737
Government assistance loan *(Note 9)*	**1,331,285**	1,285,653
Accounts payable and accrued liabilities	**2,837,959**	2,809,583
Current portion of long-term debt	**1,003,165**	596,810
	5,340,249	4,991,783
Long-Term Debt *(Note 10)*	**918,485**	741,976
Asset Retirement Obligation *(Note 11)*	**3,342,856**	3,222,030
	9,601,590	8,955,789
Continued Operations *(Note 2)*		
Contingencies and Commitments *(Notes 11 and 17)*		
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital *(Note 12)*	**62,623,767**	62,366,379
Convertible Security *(Note 12d)*	**19,882**	26,509
Contributed Surplus *(Note 13)*	**6,437,366**	6,048,299
Deficit - *Statement 2*	**(68,625,864)**	(72,636,623)
	455,155	(4,195,436)
	10,056,741	4,760,353

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael Raftery", Director

- See Accompanying Notes -

Primary Metals Inc. Statement 2

Interim Consolidated Statements of Income (Loss) and Deficit

Euros
Unaudited

	Three Months Ended 31 December 2005	Nine Months Ended 31 December 2005	Three Months Ended 31 December 2004 (Restated Note 4)	Nine Months Ended 31 December 2004 (Restated Note 4)
Sales *(Note 14)*	3,608,771	11,511,635	1,470,063	4,553,722
Operating Costs	2,261,388	6,184,218	1,581,431	4,817,147
Gross Margin	1,347,383	5,327,417	(111,368)	(263,425)
Accretion of Asset Retirement Obligation *(Note 11)*	40,276	120,826	38,357	115,073
Administrative Expenses	232,510	579,652	159,762	480,225
Amortization and Depletion	169,974	413,216	139,941	332,583
Foreign Exchange Loss (Gain)	(28,986)	1,337	(3,199)	(9,288)
Interest and Financing	51,757	151,168	23,271	71,893
Professional Fees	44,011	112,025	-	54,043
Stock-Based Compensation *(Note 12f)*	143,539	421,511	-	-
	653,081	1,799,735	358,132	1,044,529
Income (Loss) Before the Under-Noted	694,302	3,527,682	(469,500)	(1,307,954)
Gain on sale of assets *(Note 7)*	503,438	503,438	-	-
Other income (expense)	4,958	(20,361)	21,030	(14,140)
Income (Loss) Before Income Taxes	1,202,698	4,010,759	(448,470)	(1,322,094)
Income taxes *(Note 16)*	-	-	-	-
Income (Loss) for the Period	1,202,698	4,010,759	(448,470)	(1,322,094)
Deficit - beginning of period – as reported	(69,828,562)	(72,636,623)	(70,247,838)	(69,450,930)
Effect of change in accounting policies *(Note 4)*	-	-	(1,895,315)	(1,818,599)
Deficit - beginning of period – as restated	(69,828,562)	(72,636,623)	(72,143,153)	(71,269,529)
Deficit - End of Period	(68,625,864)	(68,625,864)	(72,591,623)	(72,591,623)
Income (Loss) Per Share – Basic	0.11	0.38	(0.07)	(0.19)
Income (Loss) Per Share – Diluted	0.08	0.29	(0.07)	(0.19)
Weighted-Average Number of Shares – Basic	11,069,226	10,551,590	6,884,496	6,884,496
Weighted-Average Number of Shares – Diluted	14,461,101	13,943,465	6,884,496	6,884,496

- See Accompanying Notes -

Primary Metals Inc. Statement 3

Interim Consolidated Statements of Cash Flows

Euros
Unaudited

Cash Resources Provided by (Used In)	Three Months Ended 31 December 2005	Nine Months Ended 31 December 2005	Three Months Ended 31 December 2004 (Restated Note 4)	Nine Months Ended 31 December 2004 (Restated Note 4)
Operating Activities				
Income (loss) for the period	1,202,698	4,010,759	(448,470)	(1,322,094)
Items not involving cash				
Accretion of asset retirement obligation	40,276	120,826	38,357	115,073
Amortization and depletion	169,974	413,216	139,941	332,583
Gain on sale of assets	(503,438)	(503,438)	-	-
Interest accretion on long-term debt	-	-	6,571	19,258
Stock-based compensation	143,539	421,511	-	-
	1,053,049	4,462,874	(263,601)	(855,180)
Net change in non-cash working capital	(334,812)	(761,299)	39,056	330,957
	718,237	3,701,575	(224,545)	(524,223)
Financing Activities				
Export loan	3,415	(131,897)	-	(200,428)
Government assistance loan	28,508	45,632	(921)	873,981
Long-term debt	214,981	582,864	(71,655)	(176,554)
Share capital issued for cash	86,756	218,317	-	-
	333,660	714,916	(72,576)	496,999
Investing Activities				
Proceeds from sale of assets	503,438	503,438	-	-
Purchase of property, plant and equipment	(1,213,875)	(2,587,539)	(22,693)	(81,478)
	(710,437)	(2,084,101)	(22,693)	(81,478)
Net Increase (Decrease) In Cash	341,460	2,332,390	(319,814)	(108,702)
Cash position - beginning of period	2,330,459	339,529	366,260	155,148
Cash Position - End of Period	2,671,919	2,671,919	46,446	46,446

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Interest accretion on long-term debt	-	-	6,571	19,258
Fair value of stock options exercised	10,358	32,444	-	-
Fair value of warrants exercised	6,627	6,627	-	-
Unrealized foreign exchange	-	-	85,225	85,225
Equipment acquired under capital lease	-	-	214,400	622,400

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates. The operations in Portugal are self-sustaining and as such the functional currency has been determined to be the Euro for purposes of these consolidated financial statements.

2. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions and events cast doubt upon the validity of this assumption. The Company has:

i) incurred significant operating losses over the past several years;
ii) economic dependence on sales to a single customer *(Note 14)*;
iii) several contingencies including environmental contingencies *(Note 11)*;
iv) no insurance on its mining assets nor loss of profits insurance.

The Company's continued existence is dependent upon its ability to retain its financing arrangements and to maintain profitable operations. In addition to an improving tungsten market, a new long-term sales agreement *(Note 14)*, and access to a new line of credit *(Note 9c)*, management believes that a substantial reduction in operating costs per unit is possible with the Company's recent introduction of low profile methods, improved efficiencies and replacement of equipment that has exceeded useful lives. Also, management is in the process of increasing the operating rate to make use of excess capacity. There is, of course, no assurance that the Company's current efforts will be successful.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned, as described above, will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3. Significant Accounting Policies

a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 March 2005.

3. Significant Accounting Policies - *Continued*

b) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i) Owned 100% by PMC
(ii) Owned 100% by BVI
(iii) Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

c) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

d) Amortization and Depletion

Mining machinery, plant and property are depleted on a unit of production basis, based on estimated recoverable reserves. Estimated recoverable reserves include proven and probable reserves and the portion of mineralized zones expected to be classified as reserves. Mining and administrative equipment is amortized on a straight-line basis over their estimated useful lives. Property, plant and equipment that are currently not in use or that are under development will not be amortized until such property, plant and equipment are put into use.

e) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date; revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period.

The accounts of the Company's Canadian operations have been translated into Euros as follows:

i) Monetary assets and liabilities at year-end rates,
ii) All other assets and liabilities at historical rates, and
iii) Revenue and expense items at the average rate of exchange prevailing during the year.
iv) Gains and losses arising on translation are charged to the statement of operations in the period in which they occur.

---

3. Significant Accounting Policies - *Continued*

f) Revenue Recognition

Revenue from sales is recognized when title to the concentrates passes under firm sales contracts and collection is reasonably assured. Sales are recorded net of incremental sales revenues paid or payable to third parties *(Notes 14 and 15d)*.

g) Comparative figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

---

4. Changes in Accounting Policies

Asset Retirement Obligation

Mining operations are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the Company's environmental policies.

Effective 1 April 2004, the Company adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The change in policy was applied retroactively with restatement of prior periods. Upon acquisition of Panasqueira in April 2003, the Company took an impairment charge on the mineral property and certain of the mining assets, effectively valuing the mine at a nominal value. In restating the prior period amounts for an increase in the asset retirement obligation, the resulting increase in the asset would have been subject to the same impairment charge. Therefore, the 2004 opening deficit has been charged with the retroactive adjustment for the asset retirement obligation. The impact of the change was to increase the 1 April 2004 opening asset retirement obligation and opening deficit by €1,672,476 with subsequent accretion charged to operations *(Note 11)*.

---

5. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, prepaid deposits, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company is exposed to significant interest, currency and credit risks arising from these financial instruments.

All of the Company's debt is at fixed interest rates except for the export loan (€167,840) and equipment loans totalling (€193,520), which are at floating rates, and to this extent, the Company is exposed to interest rate risk.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 14)* is denominated in U.S. funds. This contract accounted for 95.3% of consolidated sales for the period ended 31 December 2005 (2004 – 91.3%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar. Management partially mitigates this risk by arranging credit facilities that are denominated in U.S. funds *(Notes 9 and 10)*. The Company's obligations under these U.S. dollar loans are negatively impacted by declines in the Euro versus the U.S. dollar.

The Company has a concentration of sales *(Note 14)* such that substantially all sales of tungsten concentrates are to a single customer. The Company has experienced no bad debts resulting from trade credit extended to this customer.

6. Inventory

Details are as follows:

	31 December 2005	31 March 2005
Concentrates	**135,794**	717,803
Mine stores	**1,599,819**	1,275,532
Provision for obsolescence	**(249,400)**	(249,400)
	1,486,213	1,743,935

7. Investments

The Company owns a royalty interest based on production of an ammonium metatungstate plant located in Alabama and owned the rights to acquire two-thirds of the share capital of Minera Malaga Santolalla ("Malaga"), which owns tungsten mining and exploration rights in Peru. On 31 March 2005, the Company wrote off all costs (€41,655) relating to these investments. During the period, the Company sold its option on Malaga for a cash payment of US$650,000, less closing and legal costs of US$47,716, for a gain on sale of €503,438.

8. Property, Plant and Equipment

Details are as follows:

	31 December 2005	31 March 2005
Mill, buildings and mine development	**15,985,491**	16,306,346
Mining equipment	**16,282,464**	14,312,466
Transportation equipment	**819,116**	597,697
Administration equipment	**481,569**	470,018
Equipment under capital lease	**1,997,263**	1,997,263
	35,565,903	33,683,790
Provisions for impairment	**(10,815,247)**	(10,815,247)
Accumulated amortization	**(20,786,963)**	(21,079,173)
	3,963,693	1,789,370

9. Loans Payable

a) Export Loan Payable

Details are as follows:

	31 December 2005	31 March 2005
Note payable to Caixa Geral de Depositos, Portugal, bearing interest at Libor plus 1.25%, repayable 120 days from each advance and secured by exported tungsten concentrates	**167,840**	299,737

The loan is denominated in U.S. funds and the balance owing at 31 December 2005 is US$198,700 (31 March 2005 – US$394,600).

b) Government Assistance Loan

Details are as follows:

	31 December 2005	31 March 2005
Advances with interest payable at an estimated rate of 6.2%, currently without specific terms of repayment	**1,331,285**	1,285,653

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

9. Loans Payable - *Continued*

c) Convertible Line of Credit

During the period, the Company signed a credit facility agreement with Almonty, LLC ("Almonty"), a private U.S. company and major shareholder of the Company. The agreement provides for a US$500,000 convertible line of credit available in increments of US$125,000 per quarter beginning on 15 July 2005. Advances under the facility will bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

10. Long-Term Debt

a) Details are as follows:

	31 December 2005	31 March 2005
Almonty, a related company		
Convertible Loan Agreement - non-interest bearing, unsecured, due 15 January 2005	-	36,966
Caixa Geral de Depositos		
Mechanization loan, bearing interest at 3.83%, repayable at €62,246 per quarter, secured by related equipment, due December 2006	248,938	435,676
Locapor		
Capital lease payable, repayable at €13,817 per quarter blended interest and principal, implicit interest at 4.47% per annum, maturing 16 December 2006, secured by the related equipment	89,366	126,984
Other		
Capital lease payable, repayable at US$44,750 per month blended interest and principal, implicit interest at 4.94% per annum, maturing 30 April 2006, secured by the related equipment *(Note 14)*	175,255	401,669
Capital lease payable, non-interest bearing, repayable at €8,449 per month maturing September 2006, secured by the related equipment	89,250	165,291
Finance contract payable, repayable in semi-annual payments of €21,525, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	129,150	172,200
Finance contract payable, repayable in quarterly payments of €27,501, with interest at 8.60% per annum, maturing August 2009, secured by the related equipment	412,519	-
Finance contract payable, repayable in quarterly payments of €24,515, with interest at 8.70% per annum, maturing October 2009, secured by the related equipment	392,238	-
Other finance contracts payable, repayable in monthly payments totalling €23,407, with interest at rates to 5.00% per annum, maturing between August 2006 and September 2010, secured by the related equipment	384,934	-
	1,921,650	1,338,786
Less: current portion	1,003,165	596,810
	918,485	741,976

10. Long-Term Debt - *Continued*

b) Scheduled principal repayments are as follows:

Twelve Months Ended 31 December	Euros
2006	1,048,216
2007	308,119
2008	309,873
2009	232,419
2010	23,023
	1,921,650

c) The Company has an unsecured overdraft facility with Caixa Geral de Depositos to a limit of €100,000 bearing interest at Euribor three-month rate plus 4% per annum. The balance of this facility as at 31 December 2005 is €Nil (31 March 2005 – €Nil).

11. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) **Rio**

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. It is the Company's opinion that any reclamation of the old workings will not be to the Company's account. The Company has entered into a letter of understanding with the local municipal government in Portugal for the transfer of these old mine workings, tailings and waste rock disposal areas to the municipality for nominal consideration. The various terms and conditions of the letter of understanding are subject to a final agreement being signed. The municipality is currently improving the area as a tourist attraction. No asset retirement obligation has been recorded for these workings.

Should the transfer of these workings not complete as contemplated, the Company could become liable for reclamation costs. This contingency could affect the reported liabilities and shareholder's deficiency should the Company become obligated to perform such site restoration by contract or regulation at some future date. Such costs could be significant as the area was in operation from the 1880's until the late 1990's.

b) **Barroca Grande**

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

11. Asset Retirement Obligations - *Continued*

c) The Company has estimated the fair value of the asset retirement obligation upon acquisition to be €2,922,476 *(Note 4)*. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details for the periods ended 31 December are as follows:

	2005	2004
Total asset retirement obligation – beginning of period	**3,222,030**	3,068,599
Total accretion during the period	**120,826**	115,073
Total asset retirement obligation – end of period	**3,342,856**	3,183,672

12. Share Capital

Details are as follows:

a) Authorized share capital: 100,000,000 common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	2005		2004	
	Number	Amount	Number	Amount
Balance – beginning of period	**9,681,718**	**62,366,379**	6,884,496	62,056,748
Issued and fully paid:				
Exercise of stock options	**153,125**	**51,985**	-	-
Exercise of warrants	**1,556,666**	**166,332**	-	-
Fair value of stock options exercised *(Note 13)*	-	**32,444**	-	-
Fair value of warrants exercised *(Note 12d)*	-	**6,627**	-	-
Balance – end of period	**11,391,509**	**62,623,767**	6,884,496	62,056,748

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. A summary of stock option activities during the reported periods is as follows:

	2005	2004
Balance - beginning of period	**260,000**	600,000
Granted	**1,585,000**	-
Exercised	**(153,125)**	-
Balance - end of period	**1,691,875**	600,000

12. Share Capital - *Continued*

c) *Continued*

Details of stock options outstanding as at 31 December 2005 are as follows:

	Number		Exercise Price	Expiry Date
Directors and officers	200,000	Cdn$	$ 0.10	10 April 2008
Directors and officers	60,000	Cdn$	$ 0.20	10 September 2008
Directors, officers and employees	621,875	Cdn$	$ 0.51	6 May 2010
Directors and consultants	710,000	Cdn$	$ 2.15	26 August 2010
Consultants	100,000	Cdn$	$ 2.91	1 December 2010
	1,691,875			

The outstanding options have a weighted-average exercise price of Cdn$1.28 and the weighted-average remaining life of the options is 4.21 years. As at 31 December 2005, a total of 785,625 (2004 – 600,000) of the outstanding options have vested.

d) Details of the issued and outstanding warrants as at 31 December 2005 are as follows:

Price		Expiry	Warrants		Euros
Cdn $	0.11 or	10 April 2006			
Cdn $	0.125	10 April 2008	750,000	(i)	19,882
Cdn $	0.30	23 March 2007	950,000		-
			1,700,000		19,882

(i) The fair value of the warrants was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Risk-free interest rate	3.60%
Expected dividend yield	0.00%
Expected stock price volatility	64.0%
Expected option life in years	5.00

During the period, 250,000 of these warrants were exercised for cash proceeds of €18,639. The related fair value of €6,627 has been recorded as share capital *(Note 12b)*.

e) As at 31 December 2005, there were 690,235 (2004 – 1,737,371) common shares in escrow, which are being released over time pursuant to the terms of the escrow agreements.

f) **Stock-Based Compensation**

For the periods ended 31 December, the Company issued stock options to its directors, officers, employees, and consultants, and estimated the related stock-based compensation as follows:

	2005	2004
Total options granted	**1,585,000**	-
Average exercise price (in Cdn$)	**1.40**	-
Estimated fair value of compensation	**976,297**	-
Estimated fair value per option	**0.62**	-

12. Share Capital - *Continued*

f) Stock-Based Compensation - *Continued*

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	**3.52%**	-
Expected dividend yield	**0.00%**	-
Expected stock price volatility	**79.00%**	-
Expected option life in years	**5.00**	-

The company has recorded stock-based compensation for the options that vested during the periods as follows:

	2005	2004
Number of options vested in period	**678,750**	-
Total compensation recognized for the period *(Note 13)*	**421,511**	-

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

13. Contributed Surplus

Details are as follows:

	2005	2004
Balance - beginning of period	**6,048,299**	6,058,639
Stock-based compensation *(Note 12f)*	**421,511**	-
Fair value of stock options exercised (i)	**(32,444)**	-
Balance - end of period	**6,437,366**	6,058,639

(i) During the period, employees exercised 153,125 (2004 – Nil) stock options for which the related fair value has been recorded as share capital (*Note 12b*).

14. Sales and Economic Dependence

Details of sales generated from customers that individually account for approximately 10% or more of consolidated sales are as follows:

	2005	2004
Number of significant customers	**1**	1
Sales to significant customers	**10,975,465**	4,156,637
Total consolidated sales	**11,511,635**	4,553,722
Total percentage of consolidated sales generated from significant customers	**95.3%**	91.3%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of this contract at economic rates.

During the period, the Company signed an exclusive multi-year sales agreement for the sale of all or substantially all of its tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated by Almonty, a major shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty will share equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease *(Note 10)*.

Sales revenues received in the period under the new agreement exceeded those that would have been received under the old agreement by €2,800,294 *(Note 15d)*.

15. Related Party Transactions

During the period, the Company conducted transactions with related parties as follows:

a) paid or accrued marketing commissions of €36,970 (2004 – €38,241) to a director of Beralt;
b) paid or accrued consulting and management fees of €74,700 (2004 – €Nil) to directors;
c) sold tungsten concentrate to Almonty for sales revenue of €234,685. The transaction was conducted in the normal course of business, and was recorded at the exchange amount, such amount being in excess of the price received for similar arms length sales in the month of sale;
d) pursuant to the new sales agreement *(Note 14)*, the Company paid Almonty its share of incremental revenues, net of €148,419 in lease payments paid by Almonty, totalling €1,256,138;
e) accounts payable and accrued liabilities includes €138,035 (2004 – €Nil) payable to Almonty.

16. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the periods ended 31 December are as follows:

	2005	2004
Consolidated accounting income (loss) before taxes	**4,010,759**	(1,322,094)
Adjustments for differences between accounting and taxable income:		
Amortization	**(626,784)**	(567,964)
Stock-based compensation	**421,511**	-
Accretion	**120,826**	115,073
Consolidated loss for tax purposes	**3,926,312**	(1,774,985)
Statutory tax rate	**35.6%**	35.6%
Expected tax expense (recovery) for the period	**1,397,767**	(631,895)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	**(327,052)**	83,263
Application of prior year loss carry-forwards	**(1,070,715)**	548,632
Current valuation allowance	**-**	-
Tax expense (recovery) for the period	**-**	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 December 2005 are as follows:

	Euros
Non-capital loss carry-forwards	1,380,087
Property, plant and equipment	2,468,285
Other	12,829
	3,861,201
Valuation allowance	(3,861,201)
	-

As at 31 December 2005, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal as follows:

Year of Expiry	Canada	Portugal
2007	4,000	-
2008	34,000	-
2009	40,000	837,000
2010	50,000	1,895,000
2014	109,000	1,980,000
	237,000	4,712,000

17. Commitments

During the period, the Company signed management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

18. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

31 December 2005	Canada	Portugal	Consolidated
Segment revenue	-	11,511,635	11,511,635
Segment operating income (loss)	(147,270)	4,158,029	4,010,759
Identifiable assets	769,865	9,286,876	10,056,741

31 December 2004	Canada	Portugal	Consolidated
Segment revenue	-	4,553,722	4,553,722
Segment operating income (loss)	(70,511)	(1,251,583)	(1,322,094)
Identifiable assets	22,938	3,750,675	3,773,613

19. Subsequent Events

The Company conducted the following transactions after 31 December 2005:

a) Issued 25,000 shares upon the exercise of options for cash proceeds of Cdn$53,750; and

b) Issued 250,000 shares upon the exercise of warrants for cash proceeds of Cdn$27,500.

PRIMARY METALS INC.

Report to Shareholders and
Management Discussion and Analysis of
Financial Position and Results of Operations
For the Nine Months ended December 31, 2005

February 28, 2006

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2005 and the unaudited interim consolidated financial statements for the nine months ended December 31, 2005.

To the Shareholders:

Caution
Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and in filings under the Company's profile on www.sedar.com.

General
We are pleased to report that our tungsten mining operations continue to be profitable, with positive cash flow. Tungsten prices remain strong. Sales revenue is up 153% over the same nine-month period of the previous year to €11,512,000 and net income for the period was €4,011,000. The planned equipment acquisitions to improve production efficiencies in the mine were completed and new development work was underway to access new mining areas underground during the third quarter, which will positively impact the ongoing mining operations. The Company also started a surface and underground drilling program to provide additional information for mine planning purposes and to investigate potential mineralization elsewhere in the mine. The results of this new work, together with the results of underground development work, will be incorporated into an independent technical report for completion after the fourth quarter.

Compared to the same nine-month period in the previous year, ore mined increased by 17% and finished tungsten concentrate production decreased by 9%. The increase in tonnes mined results from improved efficiencies by our mining team, and from the effects of the additions of new equipment. The decrease in tungsten production results from the lack of past development work to access new mine areas as well as the treatment of some lower grade material from current development work, resulting overall in a lower grade of ore to the processing plant. The development work will be continued and with the new equipment and increased output from the mine, is expected to result in future improvements in ore grade and tungsten production.

The market outlook continues to be positive and the continued improvement in the price of tungsten is very encouraging for the Company's long term prospects.

Nature of Business
The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the

operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt").

The mine is one of the oldest and most enduring in Europe and has managed to continue operations even in times of low tungsten demand and low prices. Operations commenced at Panasqueira a century ago and have continued with only brief interruptions. The Company is improving the mine operations with a view to the long term, to take advantage of higher tungsten prices. The Company believes that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt is able to benefit considerably from higher tungsten prices as it completes the implementation of all its plans for development.

Beralt has recently introduced modern, low-profile underground mining equipment, which has now demonstrated a significant increase to the rate of mining, and is now starting to show a reduction in the quantity of waste rock handled as well as an improvement to the grade of the ore to the processing plant as development work progresses. During the month of January, mine output increased to an average of 3,000 tonnes per operating day. Financing for the new equipment has been provided primarily from the Company's current improved cash flow and from lease-to-own and contract financing arrangements with suppliers.

Beralt's processing plant has increased operations to 5½ days per week to accommodate the increased mine output of 3,000 tonnes per day at relatively low incremental cost, although further refurbishment of the processing plant will be required in the coming months.

While maintaining its focus on tungsten, the Company intends to continue to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere.

Overall Performance
The Company's 2005 fiscal financial year was marked by improvements in all areas and included the appointment of a new, strong management team that continues to perform exceptionally well. It is a combination of very well qualified younger professionals and experienced managers that know the mine and believe in its potential. In addition, Almonty, LLC ("Almonty"), a private U.S. company, obtained 3,379,342 common shares from Avocet Mining PLC ("AMP") and subscribed for an additional 1,538,888 shares by way of two private placements, thereby becoming a major shareholder of the Company. As part of the Almonty-AMP transaction, a contingent loan payable of €2,140,000 and an operating line of credit of US$412,000 were forgiven. The effect of this transaction was to reduce Beralt's debt by €2,458,000. A full valuation allowance had been taken on the contingent loan payable at the parent company level and the Company's consolidated debt was reduced by approximately €250,000.

In the first quarter of fiscal 2006, the improvement in the tungsten market continued and facilitated the completion of an important, new multi-year sales contract with improved terms that provides for the sale of substantially all of Beralt's production, even if the operating rate is significantly increased (see *"Results of Operations – Sales"*).

Morale continues to be high and recent monthly production levels at the mine have reached record levels in excess of 3,000 tonnes per day and monthly sales of over 10,000 metric tonne units ("MTUs"- one hundredth of a metric tonne, or 10kg of contained tungsten trioxide in concentrates) have been achieved. Although Panasqueira continues to be very profitable, insufficient forward development in the mine in the past has continued to result in lower average grades of mined ore, otherwise finished tungsten concentrate production would have been significantly higher. Development work at the mine is now being addressed and will continue for the foreseeable future to ensure extended continuity of mineable ore.

The new equipment has been introduced to replace old mining equipment throughout the second and third quarters. The performance of the new machines received to date is encouraging and improvements have

already been demonstrated and are expected to continue in the future. The estimated capital cost of the refurbishment program is €3.5 million for the 2006 fiscal year of which almost €2.6 million has been completed to date.

Selected Quarterly Information

All of the quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. The fiscal 2005 and 2004 results have been restated to give effect to the retroactive adoption of CICA Handbook Section 3110 *"Asset Retirement Obligations"* (see *"Changes in Accounting Policies"* in the Company's annual MD&A for the year ended March 31, 2005). Selected information for the last eight quarters is as follows:

(In Euros)	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Total sales	3,609,000	4,209,000	3,693,000	1,584,000
Income (loss) – as previously reported	n/a	n/a	n/a	(7,000)
Accretion of asset retirement obligation	n/a	n/a	n/a	(39,000)
Income (loss) – as restated	1,203,000	1,546,000	1,262,000	(46,000)
Income (loss) per share – basic – as previously reported	n/a	n/a	n/a	(0.01)
Income (loss) per share – diluted – as previously reported	n/a	n/a	n/a	(0.01)
Income (loss) per share – basic – as restated	0.11	0.14	0.13	(0.01)
Income (loss) per share – diluted – as restated	0.08	0.11	0.09	(0.01)

(In Euros)	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Total sales	1,470,000	1,409,000	1,675,000	1,807,000
Loss for the period – as previously reported	(410,000)	(530,000)	(266,000)	(754,000)
Accretion of asset retirement obligation	(39,000)	(37,000)	(37,000)	(36,000)
Loss for the period – as restated	(449,000)	(567,000)	(303,000)	(790,000)
Loss per share (basic and diluted) – as previously reported	(0.06)	(0.08)	(0.04)	(0.12)
Loss per share (basic and diluted) – as restated	(0.07)	(0.08)	(0.04)	(0.12)

Comparison of the current and previous quarterly sales levels is complicated by the fact that in fiscal 2006 and 2005, the Company shipped, and recognized as sales, substantially all of its monthly production, whereas in fiscal 2004, the Company shipped production under consignment sales agreements and recognized sales only when the customer drew down consignment inventories. Therefore, fluctuations in sales in fiscal 2004 were based more upon the timing of customer requirements and changes in consignment inventories than by the Company's production levels. Notwithstanding these quarterly fluctuations, 2005 annual sales were relatively consistent with 2004 annual sales.

The reduced loss for the fourth quarter of fiscal 2005 is due mainly to higher tungsten prices, increased production, and fewer equipment failures. In addition, the Company realized a gain on settlement of debt during the fourth quarter of 2005 totalling €250,000. The large loss for the fourth quarter of 2004 is due to a combination of lost production volume due to equipment breakdowns, lower ore grades and low spot sales prices.

The large swing to profitability in the first, second, and third quarters of 2006 is due to the continued increase in the price of tungsten, as well as the more favourable sales contract that was signed during the first quarter. Sales and income in the third quarter were lower than the second quarter due to the focus on development work, which resulted in the processing of lower grade ore; as well as the upgrades of critical components of the mine and plant, which resulted in lower production (see *"Results of Operations"*).

Results of Operations

Production

Production for the third quarter of 23,764 MTUs from 155,629 tonnes of ore processed compares to 17,782 MTUs from 110,301 tonnes of ore processed in the second quarter, and to production of 26,816 MTUs from 132,493 tonnes of ore processed in the third quarter of the previous fiscal year. For the current nine-month period, the mine produced 70,092 MTUs from 415,175 tonnes of ore processed compared to 76,669 MTUs from 355,178 tonnes in the same period of the previous year.

The large increase in tonnes mined in the third quarter compared to the second quarter is due to the fact that the mine shuts down for three weeks during August each year for annual vacations and maintenance. Tonnes mined are 4% higher than the first quarter of the current year, and are 17% higher than the same quarter, and the nine-month period, of the prior year.

Similarly, MTU's produced are much higher than the second quarter, due to the annual vacation shut-down, but are 17% lower than the MTU's produced in the first quarter of the current year and 11% lower than the third quarter of the prior year. This is due to a decline in the grade of ore mined in both the second and third quarters of this year. In fiscal 2006, the mined grade was 0.19% WO_3 in the third quarter compared to 0.21% WO_3 in the second quarter and 0.23% WO_3 in the first quarter. During the nine-month periods, the mined grade was 0.21% WO_3 in fiscal 2006 compared to 0.27% WO_3 in fiscal 2005. These differences are due to current mining of lower grade ore as a result of a lack of mine development done during the intervening periods. In addition, a certain amount of marginal ore obtained from current development work was processed in the current period to provide incremental production and to take advantage of excess capacity, further reducing the ore grade. As development work progresses and additional underground galleries are opened up, it is expected that the mined ore grade will show improvement. During January 2006, some improvement in ore grade was realized compared to the average for the previous quarter and averaged 0.21% for the month (which was also the average grade for the nine-month period). Results from the current drilling program will also assist in further defining areas of higher-grade ore.

Processing plant recoveries of tungsten in the third quarter of 2006 averaged 81% and were comparable to the second and first quarters (81% and 82% recovery, respectively); in the first nine months, recoveries were 81% in 2006 comparable to 81% recovery in 2005. It is expected that the introduction of a new gravity concentrator for slime material in the fourth quarter will result in a small but important improvement in tungsten recovery.

Compared to the same nine-month period of the previous year, the Company realized a 3% reduction in the cost per tonne of ore mined, however, this increase in productivity was outweighed by the 23% decrease in recovered tungsten grade from 0.22% in 2005 to 0.17% in 2006. Consequently, the direct cost of production per MTU increased by 26% from approximately €63 for the first nine months of fiscal 2005 to approximately €79 for the first nine months of fiscal 2006. After factoring out distribution costs and deducting by-product credits, the cost per MTU produced was €55 in the first nine months of fiscal 2005 and €73 in the first nine months of the current year. The Company anticipates that the introduction of the new low-profile mining equipment should further enhance productivity efficiencies and result in improved tungsten grades as further development work is completed, which is expected to lower future unit costs.

Overall, the improvement in tonnes mined during the current nine-month period represents a 17% increase over the previous year's quarter and reflects the success of the workforce and management team in meeting plans and establishing higher operating rates. Improvement due to the recent addition of the new pieces of equipment is beginning to show.

Sales
Sales of 23,429 MTU's during the third quarter compare to 26,318 MTU's in the second quarter, and 25,396 MTU's in the same quarter of the previous fiscal year. Sales of 80,456 MTU's during the nine-month period compare to 78,098 MTU's in the same period of the previous fiscal year, representing an 3% increase. The Company is currently shipping substantially all of its production, maintaining little or no inventory of concentrates.

Total consolidated sales for the third quarter (including sales of by-products and aggregates) rose to €3,609,000 from €1,470,000 in the previous year's quarter, representing a 145% increase. Total consolidated sales for the nine-month period (including sales of by-products and aggregates) rose to €11,512,000 from €4,554,000 in the same period of the previous year, representing a 153% increase. This increase is due to a 3% increase in the number of MTU's sold in the nine-month period plus an average increase in sales prices realized in the period of approximately 186% over those of the same period of the previous year.

The quoted European price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, rose from a range of approximately US$85 to US$93 per MTU between April and December 2004 to a range of approximately US$209 to US$295 per MTU between April and December 2005. This represents, on average, an increase of approximately 186% over the same nine-month period of the previous year. The average price for January 2006 was US$264 per MTU and current prices are in the region of US$280 to 285 per MTU. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the same quarter of the previous year, the U.S. dollar strengthened against the Euro, resulting in an increase in sales values of approximately 12% on a comparative basis.

During the first quarter, Almonty negotiated a new multi-year sales contract with Osram Sylvania for the benefit of the Company. The contract provides for the sale of all or substantially all of the Company's tungsten concentrate production. The agreement replaces the previous agreement that was to expire on April 30, 2006, and in addition to a longer term, includes more favourable pricing compared to the previous contract (see – *"Related Party Transactions"*).

Operating Margin
The operating margin was €1,347,000 for the third quarter, which compares to €2,173,000 for the second quarter, as discussed below, and a negative margin of €111,000 for the third quarter of the previous year. Gross margin of €5,327,000 for the nine-month period compares with a negative gross margin of €263,000 in the previous year.

Cost of sales of €2,261,000 for the quarter compares to €2,036,000 for the second quarter and €1,581,000 for the third quarter of the previous year. Cost of sales of €6,184,000 for the nine months was 28% higher than the €4,817,000 for the previous year's period. This increase is primarily due to the 3% increase in the number of MTU's sold in the nine-month period, as well as a 22% increase in the cost per MTU sold in the period, which results from the increase in the amount of waste rock currently being handled.

The improved operating margin for the nine-month period is due primarily to the increase in MTU's sold in the period and the higher prices realized over those of the same period of the previous year. Margins have also been positively affected by the strengthening of the U.S. dollar. The reduced operating margin of the third quarter compared with that of the second quarter of the current year is due to a combination of a reduction in the number of MTU's sold and an increase in costs due to the reduced ore grades and the amount of waste rock being handled, as described above.

Other Expenses
General and administrative costs, net of other items, totaled €658,000 for the quarter as compared to €379,000 in the same quarter of the previous year as follows:

(In Euros)		Q3 2006	Q3 2005
Accretion of asset retirement obligation		40,000	38,000
Administrative expenses		232,000	160,000
Amortization and depletion		170,000	140,000
Foreign exchange loss (gain)		(29,000)	(3,000)
Interest and financing		52,000	23,000
Professional fees		44,000	-
Stock-based compensation		144,000	-
Other items		5,000	21,000
	Totals	658,000	379,000

General and administrative expenses for the current quarter were higher than those of the prior year's due mostly to the recording of stock-based compensation (a non-cash item) for stock options granted to directors, employees, and consultants during the current quarter. There were also increases in administrative costs, interest and financing costs, and professional fees, resulting from the increase in sales, investor relations, and other management activities of the Company during the current quarter, compared to the prior year's quarter. Amortization and depletion increased due to the increase in the units of production in the current quarter and an adjustment to the estimated tonnage to be mined. The new mining equipment is being amortized over estimated useful lives, which have been set at five years for loaders and haulers and seven years for drill units. Foreign exchange adjustments vary with the levels of U.S. and Canadian dollar denominated monetary assets and changes in these exchange rates compared to the Euro. During the quarter, the U.S. and Canadian dollars strengthened against the Euro, which produced translation gains on the Company's net U.S. and Canadian dollar denominated monetary assets. Interest costs were higher than in fiscal 2005 due to the additional long-term debt relating to asset acquisitions as well as interest accrued on the government assistance loan.

For the quarter ended December 31, 2005, total general and administrative costs, net of stock-based compensation, accretion of asset retirement obligation, and amortization and depletion were €304,000 compared to €201,000 for the same quarter in the previous year. This increase is reflective of the additional activity of the Company with the recent rise in sales, production, and investor interest in the Company during the period.

During the current quarter, the Company granted 100,000 incentive stock options to consultants (see *"Outstanding Share Data"*) and 210,625 stock options vested during the quarter. Stock-based compensation of €144,000 relating to the vested options was recorded in the period. There were no such options granted or vested in the same quarter of the previous year.

Income (Loss)
Net income for the current quarter of €1,203,000 (€0.11 per share) was lower than the second quarter net income of €1,546,000 (€0.14 per share) due to a lower number of MTU's sold and an increase in the cost of units sold (see *"Results of Operations- Sales and Operating Margin"*). However, the current quarter net income is substantially higher than the €448,000 loss (€0.07 per share loss) recorded in the same quarter of the previous year. Net income for the current nine-month period of €4,011,000 (€0.38 per share) was also substantially higher than the €1,322,000 loss (€0.19 per share loss) recorded in the same nine-month period of the previous year. The increases result mostly due to the increase in sales prices experienced in the period. During the current quarter, the Company also realized a gain of €503,000 upon the sale of its option on a tungsten property located in Peru. No such gain was recorded in the prior year's quarter.

Net income reported in Canadian dollars amounts to $1,678,000 ($0.15 per share) for the current quarter and $5,034,000 ($0.56 per share) for the nine-month period. During the nine months ended December 31, 2005, the Canadian dollar strengthened by approximately 12% against the Euro, resulting in a reduction in the earnings per share amounts as reported in Canadian dollars. To provide a basis for comparison and to present the effect of foreign exchange on the Company's Canadian dollar results, the $0.15 per share reported in the current quarter of the year would have been $0.17 had the average exchange rate for the period remained the same as in the first quarter of the year. Similarly, the earnings per share of $0.56 for the nine-month period would have been $0.60 per share.

Cash Flows
Cash flow from operating activities (before changes in non-cash working capital) for the current quarter of €1,053,000 compares to the negative €264,000 for the comparative quarter of the previous year. For the nine months ended December 31, 2005, the Company generated a positive cash flow from operations (before changes in non-cash working capital) of €4,463,000 compared to negative cash flow of €855,000 for the same period in the prior year. The change in cash flows is due to the higher income experienced in the current period as detailed above.

Within non-cash working capital, the most notable changes for the current quarter were a €112,000 increase in accounts receivable, a €200,000 decrease in prepaid expenses and equipment deposits, and a €416,000 reduction in accounts payable providing a net cash outflow of €335,000 from changes in non-cash working capital items.

Within financing activities, during the quarter the Company received €87,000 from the issuance of shares (see *"Outstanding Share Capital"*) and increased its long-term debt by €215,000. In the nine months to December 31, 2005, the Company repaid €632,000 of existing long-term debt and received €1,215,000 from new long-term financing contracts relating to new equipment acquisitions.

After taking into account €1,214,000 incurred on capital asset purchases, and the receipt of €503,000 on the sale of other assets, there was a net increase in cash balances of €341,000 for the quarter ended December 31, 2005. During the nine-month period, the Company increased its cash reserves by €2,332,000.

At December 31, 2005, cash balances totalled €2,672,000 compared to €46,000 at December 31, 2004 reflecting the significant improvements in operations during the year.

Liquidity
At the end of the third quarter, the Company's working capital position was positive with current assets exceeding current liabilities by €753,000, which compares to a negative working capital position of €2,021,000 as at March 31, 2005. Management expects to negotiate long-term repayment provisions for the government assistance loan, for which €1,331,000 is included in current liabilities at December 31, 2005, whereupon working capital would improve substantially.

The Company currently has equipment financed under capital lease, term loan, and finance contract agreements, which total €1,922,000 and call for monthly payments of approximately €116,000. These payments are currently being covered by cash flow from operations.

With the recent improvement in the price of tungsten, the Company expects that its liquidity position will improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the risks and uncertainty of tungsten prices, there can be no assurance of long term improvement in liquidity. Until a healthy working capital position is restored, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Capital Resources and Commitments
The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development. The Company intends to finance further capital expenditures from operating cash flows, and has no plans to raise equity funds for the Panasqueira mine at the present time.

During the first quarter, the Company signed a credit facility agreement with Almonty, who will provide the Company with a US$500,000 convertible line of credit. The loan is available in increments of US$125,000 per quarter beginning on 15 July 2005. The loan will bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company has entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

Outstanding Share Capital
As at December 31, 2005, the Company had outstanding 11,391,509 common shares. In addition, the Company had outstanding 1,691,875 share purchase options and 1,700,000 share purchase warrants for total diluted shares outstanding of 14,783,384.

During the nine-month period, the Company issued 1,556,666 shares upon the exercise of share purchase warrants for total cash proceeds of €166,332 and 153,125 shares upon the exercise of options for total cash proceeds of €51,985. The Company also granted 775,000 five-year stock options with an exercise price of CAD$0.51 during the first quarter, 710,000 five-year stock options with an exercise price of CAD$2.15 during the second quarter, and 100,000 five-year stock options with an exercise price of CAD$2.91 during the third quarter. These options are subject to vesting provisions of 18 months in accordance with the Company's stock option plan.

Subsequent to December 31, 2005, the Company received cash proceeds of CAD$27,500 upon the exercise of 250,000 warrants and CAD$53,750 upon the exercise of 25,000 stock options at CAD$2.15 per share.

As at the date hereof, the Company had outstanding 11,666,509 common shares, 1,666,875 share purchase options, and 1,450,000 share purchase warrants for total diluted shares outstanding of 14,783,384.

Off-Balance Sheet Arrangements
The Company had no off-balance sheet arrangements as at December 31, 2005 or as at the date hereof.

Related Parties
During the nine-month period, marketing, consulting, and management fees of €111,670 (2005 – €38,241) were paid to directors of the Company. The increase in such fees paid to directors is due to the increase in activity in the Company during the first three quarters of 2006 resulting directly from the

recent increase in the price of tungsten, and the Company's actions taken to take advantage of the current prices, which included arranging for the acquisition of new equipment, and implementing new maintenance standards. In addition, directors of the Company have been providing an increased level of investor relations information due to the recent interest in the Company's stock. The Company currently has no salaried employees to handle some of these functions, however, during the period, the Company hired an investor relations firm to help handle some of the increased investor interest in the Company (see – *"Investor Relations"*).

During the first quarter, the Company signed an exclusive multi-year sales agreement (see – *"Results of Operations - Sales"*) negotiated by Almonty, a major shareholder of the Company. For its part in renegotiating the contract, Almonty will share equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease. Sales revenues received in the nine-month period under the new agreement exceeded those that would have been received under the old agreement by €2,800,000. Accordingly, during the nine-month period, the Company paid Almonty its share of incremental revenues, net of €148,000 in lease payments paid by Almonty, totalling €1,256,000.

During the first quarter, the Company sold tungsten concentrate to Almonty for sales revenue of €234,685. The transaction was conducted in the normal course of business, and was recorded at the exchange amount, such amount being in excess of the price received for similar arms length sales in the month of sale.

Changes in Accounting Policies
There were no changes in accounting policies during the period under review.

Financial Instruments
The Company's financial instruments consist of cash, accounts receivable, prepaid deposits, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*" and *"Results of Operations – Sales"*), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Subsequent Events
Subsequent to December 31, 2005 the Company received cash proceeds of CAD$27,500 upon the exercise of 250,000 share purchase warrants and cash proceeds of CAD$53,750 upon the exercise of 25,000 options at $2.15 per share

Risks and Contingencies
There is risk that Beralt will be unable to sufficiently progress its improvement program over the next few months and will fail to establish profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will

persist. Should these prices not continue, and should the necessary investments in equipment and mine development not be made, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly and has also entered into a contract with Ascenta Capital Partners Inc. to coordinate investor relations activities for the Company.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A.
A copy of this MD&A will be provided to any applicant on request.

PRIMARY METALS INC.

Form 52-109F1 – Certification of Interim Filings

I, Jonathan Carter, President and Chief Executive Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 28, 2006

"Jonathan Carter"

Jonathan Carter
President and Chief Executive Officer

PRIMARY METALS INC.

Form 52-109F1 – Certification of Interim Filings

I, Kerry Spong, Chief Financial Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 28, 2006

"Kerry Spong"

Kerry Spong
Chief Financial Officer


RECEIVED
2006 SEP -7 P 3:47

PRIMARY METALS INC.

306-850 West Hastings Street
Vancouver, B.C. V6C 1E1
Tel: 604-669-8988
Fax: 604-669-2744

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 June 2006

Unaudited

Expressed in Euros

These interim consolidated financial statements for the three months ended 30 June 2006 have been prepared by management and have not been subject to review by the Company's auditors.

Primary Metals Inc. Statement 1

Interim Consolidated Balance Sheets

Euros
Unaudited

ASSETS	30 June 2006	31 March 2006
Current		
Cash	**3,775,159**	3,122,170
Accounts receivable - trade	**520,728**	55,185
- other	**623,765**	429,978
Prepaid expenses	**93,236**	42,841
Inventory *(Note 4)*	**2,312,570**	2,331,626
	7,325,458	5,981,800
Future Income Tax Assets *(Note 13)*	**2,466,527**	2,755,207
Property, Plant and Equipment *(Note 6)*	**5,656,978**	4,654,236
	15,448,963	13,391,243

LIABILITIES	30 June 2006	31 March 2006
Current		
Government assistance loan *(Note 7b)*	**1,350,296**	1,334,456
Accounts payable and accrued liabilities	**3,831,340**	3,031,142
Current portion of long-term debt	**671,209**	807,130
	5,582,845	5,172,728
Long-Term Debt *(Note 8)*	**1,048,002**	870,645
Asset Retirement Obligations *(Note 9)*	**3,425,421**	3,383,131
	10,326,268	9,426,504
Contingencies *(Note 9)*		
SHAREHOLDERS' EQUITY		
Share Capital *(Note 10)*	**62,865,643**	62,713,071
Convertible Security *(Note 10d)*	**13,255**	13,255
Contributed Surplus *(Note 11)*	**6,643,018**	6,535,221
Deficit - *Statement 2*	**(64,399,221)**	(65,296,808)
	5,122,695	3,964,739
	15,448,963	13,391,243

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael Raftery", Director

- See Accompanying Notes -

Primary Metals Inc. Statement 2

Interim Consolidated Statements of Income and Deficit

For the Three Months Ended 30 June

Euros

Unaudited

		2006	2005
Sales, *net (Note 12)*		**4,761,827**	3,693,463
Cost of Sales		**2,674,245**	1,886,719
Gross Margin		**2,087,582**	1,806,744
Accretion of asset retirement obligation *(Note 9)*		**42,290**	40,275
Administrative Expenses		**301,735**	181,695
Amortization and depletion		**215,157**	148,951
Foreign Exchange		**120,232**	45,811
Interest and Financing		**64,394**	47,870
Professional fees		**47,792**	38,264
Stock-Based Compensation *(Note 10f)*		**122,037**	52,622
		913,637	555,488
Income Before the Undernoted		**1,173,945**	1,251,256
Other income		**12,322**	10,461
Income Before Income Taxes		**1,186,267**	1,261,717
Future income tax expense *(Note 13)*		**288,680**	-
Income for the Period		**897,587**	1,261,717
Deficit - beginning of period		**(65,296,808)**	(72,636,623)
Deficit - End of Period		**(64,399,221)**	(71,374,906)
Earnings Per Share - Basic	**Euros**	**0.07**	0.13
Earnings Per Share - Diluted	**Euros**	**0.06**	0.09
Weighted-Average Number of Shares - Basic		**12,108,130**	9,866,993
Weighted-Average Number of Shares - Diluted		**14,235,436**	13,435,326

- See Accompanying Notes -

Primary Metals Inc. Statement 3

Interim Consolidated Statements of Cash Flows

For the Three Months Ended 30 June

Euros

Unaudited

Cash Provided By (Used In)	2006	2005
Operating Activities		
Income for the period	**897,587**	1,261,717
Items not involving cash		
Accretion of asset retirement obligation	**42,290**	40,275
Amortization and depletion	**215,157**	148,951
Change in future income tax assets	**288,680**	-
Stock-based compensation	**122,037**	52,622
	1,565,751	1,503,565
Net change in non-cash working capital	**109,529**	(1,013,544)
	1,675,280	490,021
Financing Activities		
Export loan	**-**	113,760
Government assistance loan	**15,840**	1,285
Long-term debt	**(104,064)**	(116,995)
Share capital issued for cash	**138,332**	61,778
	(50,108)	59,828
Investing Activities		
Purchase of property, plant and equipment	**(1,072,399)**	(133,196)
Net Increase In Cash	**652,989**	416,653
Cash position - beginning of period	**3,122,170**	339,529
Cash Position - End of Period	**3,775,159**	756,182

Supplemental Schedule of Non-Cash Investing and Financing Transactions		
Equipment acquired under capital lease	**145,500**	-
Fair value of stock options exercised	**14,240**	-

- See Accompanying Notes -

1. Nature of Operations

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates.

2. Significant Accounting Policies

a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 March 2006.

b) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i) Owned 100% by PMC
(ii) Owned 100% by BVI
(iii) Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

c) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

d) Revenue Recognition

Revenue from sales is recognized when title to the concentrates passes under firm sales contracts and collection is reasonably assured. Sales are recorded net of incremental sales revenues paid or payable to third parties *(Notes 12 and 14d)*.

2. Significant Accounting Policies - *continued*

e) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date, revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period. The accounts of the Company's Canadian operations have been translated into Euros using the temporal method.

3. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments.

All of the Company's debt is at fixed interest rates except for the export loan (€nil), an overdraft facility (€nil), and equipment loans totalling (€595,356), which are at floating rates, and to this extent, the Company is exposed to interest rate risk.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 12)* is denominated in U.S. funds. This contract accounted for 96.5% of consolidated sales for the period ended 30 June 2006 (2005 – 90.1%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar. Management partially mitigates this risk by arranging credit facilities that are denominated in U.S. funds *(Notes 7 and 8)*.

The Company has a concentration of sales *(Note 12)* such that substantially all sales of tungsten concentrates are to a single customer. The Company has experienced no bad debts resulting from trade credit extended to this customer.

4. Inventory

Details are as follows:

	30 June 2006	31 March 2006
Concentrates	**337,423**	208,564
Concentrates – in transit	**406,408**	667,624
Mine stores	**1,568,739**	1,455,438
	2,312,570	2,331,626

5. Investments

The Company owns a royalty interest based on the production of an ammonium metatungstate plant located in Alabama.

6. Property, Plant and Equipment

Details are as follows:

	30 June 2006	31 March 2006
Mill, buildings and mine development	**17,182,954**	16,548,827
Mining equipment	**16,907,993**	16,322,843
Transportation equipment	**1,081,710**	823,317
Administration	**496,148**	493,419
Equipment under capital lease	**1,734,763**	1,997,263
	37,403,568	36,185,669
Provisions for impairment	**(10,815,247)**	(10,815,247)
Accumulated amortization and depletion	**(20,931,343)**	(20,716,186)
	5,656,978	4,654,236

7. Loans Payable

a) Export Loan Payable

Details are as follows:

	30 June 2006	31 March 2006
Note payable to Caixa Geral de Depositos, Portugal, bearing interest at Libor plus 1.25%, repayable 120 days from each advance and secured by exported tungsten concentrates	**-**	-

The loan is denominated in U.S. funds.

b) Government Assistance Loan

Details are as follows:

	30 June 2006	31 March 2006
Advances are unsecured with interest estimated at a rate of 6.2%, currently without specific terms of repayment	**1,350,296**	1,334,456

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

7. Loans Payable - *Continued*

c) Convertible Line of Credit

The Company has signed a credit facility agreement with Almonty, LLC ("Almonty"), a private U.S. company and major shareholder of the Company. The agreement provides for a US$500,000 convertible line of credit with interest at 5%, has a five-year term, and is convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

d) Overdraft Facility

The Company has an overdraft facility with Caixa Geral de Depositos to a limit of €100,000 and bearing interest at Euribor three-month rate plus 4% per annum and is unsecured. The balance of this facility as at 31 March 2006 is €Nil (2005 – €Nil).

8. Long-Term Debt

a) Details are as follows:

	30 June 2006	31 March 2006
Caixa Geral de Depositos		
Mechanization loan, bearing interest at 3.83%, repayable at €62,246 per quarter, secured by related equipment, due December 2006	**124,446**	186,692
Locapor		
Capital lease payable, repayable at €13,817 per quarter blended interest and principal, implicit interest at 4.47% per annum, maturing 16 December 2006, secured by the related equipment	**63,561**	76,545
Other		
Capital lease payable, repayable at US$44,750 per month blended interest and principal, implicit interest at 4.94% per annum, maturing 30 April 2006, secured by the related equipment *(Note 12)*	**-**	73,270
Capital lease payable, non-interest bearing, repayable at €8,449 per month maturing September 2006, secured by the related equipment	**30,107**	63,903
Capital lease payable, repayable at €2,999 per month, with interest at Euribor three-month rate plus 1% per annum, maturing June 2010, secured by the related equipment	**130,224**	-
Finance contract payable, repayable in semi-annual payments of €21,525, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	**107,625**	129,150
Balances carried forward	**455,963**	529,560

8. Long-Term Debt - *Continued*

a) Details are as follows - *Continued*:

	30 June 2006	31 March 2006
Balances brought forward	**455,963**	529,560
Other - *Continued*:		
Finance contract payable, repayable in quarterly payments of €27,501, with interest at 8.60% per annum, maturing August 2009, secured by the related equipment	**365,574**	381,718
Finance contract payable, repayable in quarterly payments of €24,515, with interest at 8.70% per annum, maturing October 2009, secured by the related equipment	**343,208**	367,723
Finance contract payable, repayable in quarterly payments of €14,778, with interest at Euribor three-month rate plus 2.4% per annum, maturing April 2010, secured by the related equipment	**205,200**	-
Other finance contracts payable, repayable in monthly payments totalling €28,496, with interest at rates to 5.48% per annum, maturing between August 2006 and September 2010, secured by the related equipment	**349,266**	398,774
	1,719,211	1,677,775
Less: current portion	**671,209**	807,130
	1,048,002	870,645

b) Scheduled principal repayments are as follows:

Twelve Months Ended 30 June	Euros
2007	671,209
2008	411,266
2009	398,694
2010	229,287
2011	8,755
	1,719,211

9. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) **Rio**

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. The Company has entered into an agreement with the local municipal government in Portugal for the transfer of these old mine workings, tailings, waste rock disposal areas, and any potential reclamation obligations to the municipality for nominal consideration. The agreement is subject only to a formal deed of transfer being signed and registered. The municipality is currently improving the area as a tourist attraction and mining museum. No asset retirement obligation has been recorded for these workings.

b) **Barroca Grande**

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

c) The Company has estimated the fair value of the asset retirement obligation upon acquisition to be 2,922,476 Euros. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details for the periods ended 30 June are as follows:

	2006	2005
Total asset retirement obligation – opening balance	**3,383,131**	3,222,030
Total accretion during the period	**42,290**	40,275
Total asset retirement obligation – closing balance	**3,425,421**	3,262,305

10. Share Capital

Details are as follows:

a) Authorized share capital consists of an unlimited number of common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	30 June 2006		30 June 2005	
	Number	**Amount**	Number	Amount
Balance – beginning of period	**11,666,509**	**62,713,071**	9,681,718	62,366,379
Issued and fully paid:				
Exercise of options	**168,750**	**31,957**	-	-
Exercise of warrants	**500,000**	**106,375**	723,333	61,778
Fair value of warrants exercised *(Note 11)*	-	**14,240**	-	-
Balance – end of period	**12,335,259**	**62,865,643**	10,405,051	62,428,157

Primary Metals Inc.

Notes to Interim Consolidated Financial Statements

30 June 2006
Euros
Unaudited

10. Share Capital - *Continued*

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. A summary of stock option activities during the reported periods is as follows:

	2006	2005
Balance - beginning of period	1,666,875	260,000
Granted	-	775,000
Exercised	(168,750)	-
Balance - end of period	1,498,125	1,035,000

Details of stock options outstanding as at 30 June are as follows:

	2006	2005		Exercise Price	Expiry Date
Directors and officers	100,000	200,000	Cdn$	$ 0.10	10 April 2008
Directors and officers	60,000	60,000	Cdn$	$ 0.20	10 September 2008
Directors, officers and employees	553,125	775,000	Cdn$	$ 0.51	6 May 2010
Directors and consultants	685,000	-	Cdn$	$ 2.15	26 August 2010
Consultants	100,000	-	Cdn$	$ 2.91	1 December 2010
	1,498,125	1,035,000			

The outstanding options have a weighted-average exercise price of Cdn$1.38 and the weighted-average remaining life of the options is 3.83 years. As at 30 June 2006, a total of 988,125 (2005 – 453,750) of the outstanding options had vested.

d) Details of the issued and outstanding warrants are as follows:

	Price	Expiry	2006	2005		2006 Amount	2005 Amount
Cdn $	0.11 or	10 April 2006					
Cdn $	0.125	10 April 2008	500,000	1,000,000	(i)	13,255	26,509
Cdn $	0.15	11 July 2005	-	333,333		-	-
Cdn $	0.30	23 March 2007	450,000	1,200,000		-	-
			950,000	2,533,333		13,255	26,509

(i) The fair value of the warrants was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Risk-free interest rate	3.60%
Expected dividend yield	0.00%
Expected stock price volatility	64.0%
Expected option life in years	5.00

10. Share Capital - *Continued*

e) As at 30 June 2006, there were no common shares (2004 – 1,047,136) in escrow, which have neen released over time pursuant to the terms of the escrow agreements.

f) **Stock-Based Compensation**

For the periods ended 30 June, the Company issued stock options to its directors, officers and employees and estimated stock-based compensation as follows:

	2006	2005
Total options granted	-	775,000
Average exercise price (in Cdn$)	-	0.51
Estimated fair value of compensation	-	160,542
Estimated fair value per option	-	0.21

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	-	3.65%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	75.0%
Expected option life in years	-	5.00

The company has recorded stock-based compensation for the options that vested during the periods as follows:

	2006	2005
Number of options vested in period	**198,125**	193,750
Total compensation recognized for the period *(Note 11)*	**122,037**	52,622

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

11. Contributed Surplus

Details are as follows:

	2006	2005
Balance - beginning of period	**6,535,221**	6,048,299
Stock-based compensation *(Note 10f)*	**122,037**	52,622
Fair value of options exercised (i)	**(14,240)**	-
Balance - end of period	**6,643,018**	6,100,921

(i) During the period, employees exercised 168,750 (2005 – nil) stock options for which the related fair value has been recorded as share capital *(Note 10b)*.

12. Sales and Economic Dependence

Details of sales generated from customers that individually account for approximately 10% or more of consolidated sales are as follows:

	2006	2005
Number of large customers	**1**	1
Amount of sales to large customers	**4,594,359**	3,327,802
Total consolidated sales	**4,761,827**	3,693,463
Total percentage of consolidated sales generated from large customers	**96.5%**	90.1%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of this contract at economic rates.

The Company has signed an exclusive multi-year sales agreement for the sale of all or substantially all of its tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated by Almonty, a major shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease *(Note 8)*.

Sales revenues received in the period under the new agreement exceeded those that would have been received under the old agreement by €1,451,324 (2005 – €722,420) *(Note 14d)*.

Primary Metals Inc.

Notes to Interim Consolidated Financial Statements

30 June 2006

Euros

Unaudited

13. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the periods ended 30 June are as follows:

	2006	2005
Consolidated accounting income before taxes	**1,186,267**	1,261,717
Adjustments for *differences* between accounting and taxable income:		
Amortization	**(234,877)**	(241,049)
Stock-based compensation	**122,037**	52,622
Accretion	**42,290**	40,275
Other	**92,552**	-
Consolidated income for tax purposes	**1,208,269**	1,113,965
Canadian statutory tax rate	**34.1%**	35.6%
	412,020	396,429
Increase (decrease) in taxes due to:		
Foreign income at lower tax rates	**(156,852)**	(112,771)
Application of prior year loss carry-forwards	**-**	(283,658)
Current valuation allowance	**33,512**	-
Income tax expense	**288,680**	-
Change in future tax assets	**(288,680)**	-
Current income tax expense	**-**	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 30 June 2006 are as follows:

	Euros
Non-capital loss carry-forwards	1,049,621
Property, plant and equipment	1,804,260
Other	12,821
	2,866,702
Valuation allowance	(400,175)
	2,466,527

As at 30 June 2006, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal as follows:

Year of Expiry	Canada	Portugal
2007	4,000	-
2008	33,000	-
2009	39,000	-
2010	48,000	1,217,000
2011	-	1,840,000
2014	126,000	-
2015	23,000	-
2016	4,000	-
2017	107,000	-
	384,000	3,057,000

14. Related Party Transactions

During the period, the Company conducted transactions with related parties as follows:

a) paid or accrued marketing commissions of €11,863 (2005 – €11,906) to a director of Beralt;
b) paid or accrued consulting and management fees of €27,341 (2005 – €23,551) to directors;
c) paid rent and office service fees of €2,127 (2005 - €1,596) to a company controlled by a director;
d) pursuant to its sales agreement *(Note 12)*, the Company paid Almonty its share of incremental revenues, net of €17,847 (2005 - €36,817) in lease payments paid by Almonty, totalling €707,815 (2005 - €324,398);

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

15. Commitments

The Company has management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

16. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

30 June 2006	Canada	Portugal	Consolidated
Segment revenue	-	4,761,827	4,761,827
Segment operating income (loss)	(220,499)	1,118,086	897,587
Capital expenditures	-	1,217,899	1,217,899
Identifiable assets	667,115	14,781,848	15,448,963

30 June 2005	Canada	Portugal	Consolidated
Segment revenue	-	3,693,463	3,693,463
Segment operating income (loss)	(127,057)	1,388,774	1,261,717
Capital expenditures	-	133,196	133,196
Identifiable assets	325,550	6,359,572	6,685,122

PRIMARY METALS INC.

Report to Shareholders and
Management Discussion and Analysis of
Financial Position and Results of Operations
For the Three Months ended June 30, 2006

August 29, 2006

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2006 and the unaudited interim consolidated financial statements for the three months ended June 30, 2006.

To the Shareholders:

General
We are pleased to report that our tungsten mining operations continue to be profitable, with positive cash flow. Tungsten prices remain strong. Sales revenue for the first quarter under review is up 29% over the same period in the previous year to €4,762,000. Net income for the year was €1,186,000 before non-cash income taxes (CDN$1,673,000 or CDN$0.14 per share – diluted CDN$0.12 per share) and €898,000 after non-cash income taxes (CDN$1,266,000 or CDN$0.10 per share – diluted CDN$0.09 per share). Work continues in making improvements in the mine and mill to improve operations and to access new mining areas underground, which will positively impact the ongoing long term operation of the Panasqueira mine. In addition to calculations carried out by management twice a year, the Company completed an independent NI 43-101 compliant mineral resource estimate, the results of which were detailed in a news release on June 23, 2006. The full technical report, prepared by OreQuest Consultants Ltd. of Vancouver, BC, has been filed and may be viewed at www.sedar.com. The results confirm expectations by management for a significant continuation of mining operations at Panasqueira and justification for the expenditures made to improve current and future operations.

The Company continues to increase the tonnage mined due to improved efficiencies by our mining team, and from the effects of the additions of new equipment. Also, production of tungsten concentrate was up 10% over the fourth quarter of the previous fiscal year although the operations continue to feel the effect of the lack of past development work to access new mine areas. The current development work will be continued and with the new equipment and increased output from the mine, is expected to result in future improvements in ore grade and tungsten production.

The market outlook continues to be positive and the continued strength in the price of tungsten is very encouraging for the Company's long term prospects.

Nature of Business
The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt").

The mine is one of the oldest and most enduring in Europe and has managed to continue operations even in times of low tungsten demand and low prices. Operations commenced at Panasqueira a century ago and have continued with only brief interruptions. The Company continues to improve the mine operations with a view to the long term, to take advantage of strong tungsten prices. The Company believes that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt is able to benefit considerably from higher tungsten prices as it completes the implementation of all its plans for development.

Beralt has recently introduced modern, low-profile underground mining equipment, which has now demonstrated a significant increase to the rate of mining, and is now starting to show a reduction in the quantity of waste rock handled. Financing for the new equipment has been provided primarily from the Company's current improved cash flow and from lease-to-own and contract financing arrangements with suppliers.

Improvements and refurbishment are continuing and new equipment has been ordered for both the underground mine and the processing operations

As part of the continuing mine planning process for the Panasqueira mine, the Company completed an independent resource estimate compliant with NI 43-101, the results of which were detailed in our June 23, 2006 news release. The complete report has been filed and may be viewed online at www.sedar.com. The total resource estimate included Proven and Probable Reserves of 1,391,000 tonnes at a grade of 0.233% WO_3 (containing 324,408 MTU's of tungsten trioxide, "WO_3") and additional Indicated Resources of 3,258,000 tonnes at a grade of 0.263% WO_3 (containing a further 856,000 MTU's of tungsten trioxide). Assuming these resources may be converted into mine reserves, it is considered that this would indicate at least a further 8 years of mine life at current mining rates. A further Inferred Resource is estimated at 1,610,000 tonnes with a grade of 0.224% WO_3 (containing a further 360,000 MTU's of tungsten trioxide) and there is additional exploration potential in the area of the mine. *(Note: "MTU"- Metric Tonne Unit, one hundredth of a metric tonne, or 10kg of contained tungsten trioxide. The gross value per MTU of tungsten trioxide in the form of ammonium paratungstate, APT, upon which the Company's sales price is based, is currently around US$255 per MTU).*

The Company works closely with the local municipality and has transferred the old mine areas, including buildings and any potential environmental costs, at Rio. The area will be transformed into a recreational and museum area by the municipality to boost local tourism.

While maintaining its focus on tungsten, the Company continues to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere. To date, the Company has been granted government permits for the nearby Argimela tin property and for the Quinta/Banjas gold project. The Company has commenced initial preliminary assessments of both projects.

Overall Performance

The Company continues to benefit from strong tungsten prices as well as the improved pricing of our long-term sales contract. The Company remains profitable with positive cash flow and a healthy cash and working capital position. Long-term debt is being paid down quickly, while being replaced with new debt as continued acquisitions of new equipment are made.

Morale at the mine is high and recent monthly production levels at the mine have reached record levels in excess of 3,000 tonnes per day and monthly sales of over 10,000 MTU's have been achieved. The mine and plant are now normally operating 5 days per week, excluding holidays and required maintenance periods, and average production levels are less than peak levels. Although Panasqueira continues to be profitable, insufficient forward development in the mine in the past has continued to result in recent lower average grades of mined ore, otherwise finished tungsten concentrate production would be significantly higher. Development work continues at the mine to ensure extended continuity of mineable ore. The grade of the proven and probable reserves from the NI 43-101 technical report has been estimated to average 0.233% WO_3 after allowing for a mining height of 2.2 metres. The new low profile mining equipment at Panasqueira is able to reduce this mining height, thereby reducing dilution with a resulting improvement in grade. Management plans to replace the remaining older equipment at the mine and to extend the low profile mining fleet, with additional equipment currently on order with delivery expected by the end of the year, in order that all areas of the mine may benefit from the low profile operations.

New equipment has been introduced to replace old mining equipment throughout much of the last five quarters. The performance of the new machines received to date is very encouraging and improvements have been demonstrated and are expected to continue in the future. The Company completed a refurbishment program at a capital cost of €3.4 million during the 2006 fiscal year and has already incurred over €1.2 million since the beginning of the current fiscal year.

Selected Quarterly Information
All of the quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Selected information for the first two quarters of fiscal 2005 has been restated due to give effect to the retroactive adoption of CICA Handbook Section 3110 *"Asset Retirement Obligations"*:

(In Euros)	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Total sales	4,762,000	3,088,000	3,609,000	4,209,000
Income before non-recurring items	1,186,000	574,000	699,000	1,546,000
Non-recurring items	-	-	503,000	-
Net income before taxes	1,186,000	574,000	1,203,000	1,546,000
Change in future tax assets	(289,000)	2,755,000	-	-
Net income for the period	898,000	3,329,000	1,203,000	1,546,000
Earnings per share – basic	0.07	0.29	0.11	0.14
Earnings per share – diluted	0.06	0.24	0.08	0.11

(In Euros)	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Total sales	3,693,000	1,584,000	1,470,000	1,409,000
Income (loss) – as previously reported	1,262,000	(46,000)	(410,000)	(531,000)
Accretion of asset retirement obligation	n/a	n/a	(38,000)	(38,000)
Income (loss) – as restated	n/a	n/a	(448,000)	(569,000)
Earnings (loss) per share – basic – as previously reported	0.13	(0.01)	(0.06)	(0.08)
Earnings (loss) per share – diluted – as previously reported	0.09	(0.01)	(0.06)	(0.08)
Earnings (loss) per share – basic – as restated	n/a	n/a	(0.06)	(0.08)
Earnings (loss) per share – diluted – as restated	n/a	n/a	(0.06)	(0.08)

Quarterly sales for fiscal 2006 averaged approximately €3,650,000 per quarter, with slight fluctuations due to the timing of shipments. The Company is shipping virtually all of its production as it is completed. In the fourth quarter of 2006, due to unusually high pressure on the port facilities and available vessels, the Company experienced delays at the port of Lisbon, resulting in a delay in recognizing sales that would have otherwise been included in sales for the quarter.

Net income for the third and fourth quarters of fiscal 2006 included a €503,000 gain on sale of investments and a €2,755,000 future income tax recovery, respectively. The third and fourth quarters also experienced higher production and administrative costs compared to the first two quarters and resulted in lower overall profitability compared to the first two quarters. In addition to a general increase in all types of costs given the current economic climate, the increase in production costs in the third and fourth quarters of 2006 is related to the fact that the mine has been operated on a minimal budget for many years while the price of tungsten was depressed. With the sudden increase in the price of tungsten that began in the first quarter, additional funds became available for badly needed repairs, improvements, and upgrades of critical components of the mine and plant, which had been neglected in prior years. The Company anticipates that these costs will begin to level off and decrease in the near future as the mine and plant reach a more acceptable level of repair. In addition, the Company completed a considerable amount of

development work in the third and fourth quarters which resulted in the processing of lower grade ore and lower production (see *"Results of Operations"*).

The reduced loss for the fourth quarter of fiscal 2005 is due mainly to higher tungsten prices, increased production, and fewer equipment failures. In addition, the Company realized a gain on settlement of debt during the fourth quarter of 2005 totalling €250,000. Sales for the three quarters of fiscal 2005 remained relatively consistent.

Results of Operations

Production

Production for the quarter of 28,728 MTUs from 166,562 tonnes of ore processed compares to production of 22,546 MTUs from 149,245 tonnes of ore processed in the same quarter of the previous fiscal year. During the quarter, the process plant feed grade averaged 0.21% WO_3 (which was equal to the average grade for the 2006 fiscal year) compared to 0.23% WO_3 during the first quarter of 2006. The difference is due the mining of lower grade ore, partly as a result of a lack of mine development done during the earlier part of the intervening year. In addition, a certain amount of marginal ore obtained from current development work was processed in the current period to provide incremental production and to take advantage of excess capacity, further reducing the ore grade. As additional equipment is introduced, development work progresses and additional underground galleries are opened up, it is expected that the mined ore grade will show some improvement.

Processing plant recovery of tungsten averaged 81.0% in the first quarter of 2007 and was comparable to the 81.1% in 2006 and slightly lower than the average recovery of 81.8% in the first quarter of 2006. A new gravity concentrator for slime material has been introduced into the processing plant but is not yet fully operational. Upon completion of tune-up and optimization is expected to result in a small but important improvement in tungsten recovery.

Compared to the same quarter of the previous year, the Company realized a 30% increase in the cost per tonne of ore mined due primarily to the fact that during the first quarter of fiscal 2006, the Company was still operating the mine with minimal staff and equipment as it had yet to benefit from the increased cash flow resulting from the sudden increase in tungsten prices during that quarter. Costs remained unrealistically low for the first quarter of the previous year in view of the required maintenance expense necessary for proper operations. Costs for the current quarter reflect a more realistic work force and include regular maintenance and repair costs, all of which will continue to be under review. In addition, the Company continues to invest cash in repairing and improving the mine and plant, which had been neglected for many years due to a prolonged period of low tungsten prices.

During the first quarter, the Company also experienced a 10% decrease in recovered grade from 0.19% WO_3 in fiscal 2006 to 0.17% WO_3 in 2007. Consequently, the direct cost of production per MTU increased from approximately €63 for the first quarter in fiscal 2006 to approximately €92 in the current quarter. After factoring out distribution costs and deducting by-product credits, the cost per MTU produced was €86 for the first quarter in the current year compared to €58 in the same period for fiscal 2006.

The improvement in tonnes produced for the current quarter represents a 12% increase over the previous year's quarter and reflects the success of the workforce and management team in meeting plans and establishing higher operating rates. Improvement due to the addition of the new pieces of equipment over the past five quarters continues to show in the quarterly results.

Sales

Sales of 29,398 MTU's during the quarter compare to 30,709 MTU's in the same quarter of the previous fiscal year, representing a 4% decrease. Sales for the period include certain material that was produced in March 2006, but not included in sales because of abnormal shipping delays. However, this is partially

offset as a result of a similar quantity of material which was delayed in transfer and not included in June sales, which will be shipped in the second quarter this year. Total consolidated sales for the quarter (including sales of by-products and aggregates) rose to €4,762,000 in 2006 from €3,693,000 in the previous year's quarter, representing a 29% increase. This increase is due to an average increase in sales prices realized in the quarter of approximately 29% over those of the same quarter of the previous year.

The quoted price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, rose from a range of approximately US$139 to US$276 per MTU between March and May 2005 to a range of approximately US$252 to US$285 per MTU between March and May 2006. This represents, on average, an increase of approximately 29% over the same period of the previous year. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment. Current tungsten prices are steady in the region of US$255 to 265 per MTU.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the same quarter of the previous year, the U.S. dollar weakened against the Euro, resulting in a decrease in sales values of approximately 2.3% on a comparative basis. Since the beginning of the current fiscal year, the U.S. dollar has weakened against the Euro by approximately 5.2%.

Operating Margin
The operating margin was €2,088,000 for the quarter, which represents a 16% increase over a margin of €1,807,000 for the same quarter of fiscal 2006.

Cost of sales of €2,674,000 for the quarter were 42% higher than the €1,887,000 for the previous year's quarter. This increase includes the 4% decrease in the number of MTU's sold in the quarter, as well as a 48% increase in the cost per MTU sold in the quarter, due to the lower grade of ore mined and the higher repairs and maintenance work being done as part of the production process.

The improved operating margin for the quarter is due primarily to the increase in prices realized over those of the same quarter of the previous year. Margins have also been negatively affected by the weakening of the U.S. dollar and the reduced ore grades.

Other Expenses
General and administrative costs, net of other items, totaled €545,000 for the quarter as compared to €369,000 in the same quarter of fiscal 2006 as follows:

(In Euros)		Q1 2007	Q1 2006
Accretion of asset retirement obligation		42,000	40,000
Administrative expenses		302,000	182,000
Amortization and depletion		215,000	149,000
Foreign exchange		120,000	46,000
Interest and financing		64,000	48,000
Professional fees		48,000	38,000
Stock-based compensation		122,000	52,000
Other items		(12,000)	(10,000)
	Totals	901,000	545,000

General and administrative expenses for the current quarter were higher than those of the prior year's due mostly to increases in administrative expenses, amortization and depletion, foreign exchange losses, interest and financing costs, and stock-based compensation. Administrative expenses for the current quarter are substantially higher than those of the prior year's due mostly to an increase in personnel costs, travel and investor relations. Amortization and depletion increased due to the increase in the units of

production in the current quarter and due to the additional new mining equipment, which is being amortized over estimated useful lives set at five years for loaders and haulers and seven years for drill units. Foreign exchange adjustments vary with the levels of U.S. and Canadian dollar denominated monetary assets and changes in these exchange rates compared to the Euro. Compared to the previous year's quarter, the U.S. dollar weakened against the Euro, which produced higher transaction and translation losses on the Company's net U.S. dollar denominated monetary assets. Interest costs were higher than in fiscal 2006 due to the additional long-term debt relating to asset acquisitions as well as interest accrued on the government assistance loan. The Company did not grant any stock options during the current quarter, however, 198,125 options vested during the quarter resulting in stock-based compensation of €122,000 (a non-cash item).

Income
Net income after changes in future tax assets for the current quarter of €898,000 (€0.07 per share - €0.06 per share diluted) compares to €1,262,000 (€0.13 per share - €0.09 per share diluted) recorded in the same quarter of the previous year. Income before changes in future tax assets totaled €1,186,000 (€0.10 per share - €0.08 per share diluted). There were no future tax assets recorded for the same quarter of fiscal 2006.

Net income after changes in future tax assets reported in Canadian dollars amounts to $1,266,000 ($0.10 per share - $0.09 per share diluted) for the current year. Income before changes in future tax assets, reported in Canadian dollars, totaled $1,673,000 ($0.14 per share - $0.12 per share diluted).

Cash Flows
Cash flow from operating activities (before changes in non-cash working capital) for the quarter was €1,566,000 which is consistent with the cash flow of €1,503,000 for the comparative quarter.

Within non-cash working capital, the most notable changes for the current quarter were a €659,000 increase in accounts receivable, and an €800,000 Euro increase in accounts payable providing a net cash outflow of €110,000 from changes in non-cash working capital items.

Within financing activities, the Company received €138,000 from the issuance of shares (see *"Outstanding Share Capital"*), and repaid a net €104,000 of long-term debt during the quarter.

After taking into account €1,072,000 incurred on capital asset purchases, there was a net increase in cash balances of €653,000 for the quarter ended June 30, 2006.

At June 30, 2006, cash balances totaled €3,775,000.

Liquidity
The working capital position of the company is positive. Current assets exceed current liabilities by €1,743,000 (€809,000 as at March 31, 2006). Management also expects to negotiate long-term repayment provisions for the government assistance loan, for which €1,350,000 was included in current liabilities at June 30, 2006, whereupon working capital would improve substantially.

The Company currently has equipment financed under capital lease, term loan, or finance contracts, which total €1,719,000 and call for monthly payments of approximately €91,000. These payments are currently being covered by cash flow from operations.

With the continued strength in the price of tungsten, the Company expects that its liquidity position will continue to improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the uncertainty of tungsten prices, there is no assurance of any long term improvement in liquidity. Until a healthy working capital position is restored, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Capital Resources and Commitments

The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development. The Company intends to finance further capital expenditures from operating cash flows, and has no plans to raise equity funds for the Panasqueira mine at the present time.

The Company has signed a credit facility agreement with Almonty, who provided the Company with a US$500,000 convertible line of credit. Any loan would bear interest at 5%, have a five-year term, and would be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company has entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

Outstanding Share Capital

As at June 30, 2006 (and as at the date hereof), the Company had outstanding 12,335,259 common shares. In addition, the Company had outstanding 1,498,125 share purchase options and 950,000 share purchase warrants for total diluted shares outstanding of 14,783,384.

During the quarter, the Company issued 500,000 shares upon the exercise of share purchase warrants for total cash proceeds of €106,375 and issued 168,750 shares upon the exercise of share purchase options for total cash proceeds of €31,957.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at June 30, 2006 or as at the date hereof.

Related Parties

During the quarter, marketing, consulting, and management fees of €39,204 (2006 – €35,457) were paid to directors of the Company. The increase in such fees paid to directors is due to the increase in activity in the Company during the first quarter of 2006 resulting directly from the recent increase in the price of tungsten, and the Company's actions taken to take advantage of the current prices, which included arranging for the acquisition of new equipment, and implementing new maintenance standards. In addition, directors of the Company have been providing an increased level of investor relations information due to the recent interest in the Company's stock. The Company currently has no salaried employees to handle some of these functions.

During fiscal 2006, the Company signed an exclusive multi-year sales agreement negotiated by Almonty, a major shareholder of the Company, prior to its participation in management of the Company. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under

Beralt's US$500,000 capital lease. Sales revenues received in the quarter under the new agreement exceeded those that would have been received under the old agreement by €1,451,324 (2005 €722,420). Accordingly, during the quarter, the Company paid Almonty its share of incremental revenues, net of €17,847 (2005 - €36,817) in lease payments paid by Almonty, totalling €707,815 (2005 - €324,398).

Changes in Accounting Policies
There were no changes in accounting policies during the quarter.

Financial Instruments
The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*" and "*Results of Operations – Sales*"), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Disclosure Controls and Procedures
The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the quarter, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

Risks and Contingencies
There is risk that Beralt will be unable to sufficiently progress its improvement program over the next few months and will fail to establish profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, and should the necessary investments in equipment and mine development not be made, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations
With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly. It also has a month to month agreement with Ascenta Capital Inc. of Vancouver, BC and a short term agreement with Plation, Inc. of Switzerland.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the continuation of production, the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development and production results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration and production activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's filings on www.sedar.com. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of tungsten, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A.

A copy of this MD&A will be provided to any applicant on request.

PRIMARY METALS INC.

Form 52-109F2 – Certification of Interim Filings

I, Lewis Black, Chief Executive Officer'of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 29, 2006

"Lewis Black"

Lewis Black
Chief Executive Officer

PRIMARY METALS INC.

Form 52-109F2 – Certification of Interim Filings

I, Kerry Spong, Chief Financial Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 29, 2006

"Kerry Spong"

Kerry Spong
Chief Financial Officer

PRIMARY METALS INC.
306 – 850 West Hastings Street
Vancouver, British Columbia, V6C 1E1



NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting of the shareholders of **PRIMARY METALS INC.** (the "**Company**") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Thursday, August 25, 2005, at the hour of 11:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2005.
2. To fix the number of directors at seven (7).
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
7. To approve an increase in the number of common shares which may be issued pursuant to the Company's Stock Option Plan.
8. To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.
9. To consider and, if thought advisable, to pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the *Business Corporations Act* (British Columbia)).
10. To consider and, if thought fit, to pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares.
11. To consider and, if thought fit, to pass a special resolution adopting new Articles.
12. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 21st day of July, 2005.

BY ORDER OF THE BOARD

"James Robertson"

JAMES ROBERTSON, DIRECTOR

PRIMARY METALS INC.

306 – 850 West Hastings Street
Vancouver, British Columbia, V6C 1E1
Tel: 604-669-8988 Fax: 604-669-2744

INFORMATION CIRCULAR

(As at July 21, 2005, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general and special meeting (the "**Meeting**") of the Company to be held on Thursday, August 25, 2005 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "**Management Proxyholders**").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 625 Howe Street 10th Floor, Vancouver BC V6C 3B8 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "**Nominee**"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders**

who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "**shares**"), of which 10,738,384 shares are issued and outstanding. Persons who are registered shareholders at the close of business on July 21, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	*No. of Shares Owned or Controlled*	*Percentage of Outstanding Shares*
Almonty LLC	*4,918,230*①	*45.80%*

① Almonty LLC, a private Delaware company, is controlled by M. Lewis Black and Daniel G. D'Amato.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at seven (7).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed* ②
Jonathan Carter① Essex, England Director, President and Chief Executive Officer	Exclusive Sales Agent for Beralt Tin and Wolfram (Portugal) S.A. since 1998.	Since April 10, 2003	1,081,820
James Robertson① West Vancouver, British Columbia, Canada Director	President, Midas Management Inc., a private company providing management and financial services to mineral exploration companies.	Since April 10, 2003	666,666

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed* ②
Michael P. Rafferty① Vancouver, British Columbia, Canada Director	President, Hamilton Investments Ltd., a private company providing financial and management consulting services	Since November 18, 2003	120,000
Kerry M. Spong North Vancouver, British Columbia, Canada Director, Secretary and Chief Financial Officer	Independent Financial Consultant providing business and related services	Appointed October 21, 2004	Nil
M. Lewis Black Paris, France Director	Independent Businessman, Marketing Agent for SC Mining from 2000 to Present	Appointed June 23, 2005	4,918,230③
Daniel G. D'Amato New York, USA Proposed Director	Registered Representative, Senior VP Private Equity Maxim Group LLC from 2003 to Present; Senior VP Investments Smith Barney from 1999 to 2003	First time nominated	4,918,230③
Christopher P. D'Amato New York, USA Proposed Director	Lawyer, Managing Director and Partner, Park Strategies, LLC from 2001 to Present; Senior Counsel, U.S. Securities & Exchange Commission from 1999 to 2001	First time nominated	Nil

① Member of the audit committee.

② Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at July 21, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

③ These shares are held in the name of Almonty LLC, a private limited liability Delaware company, controlled by M. Lewis Black and Daniel G. D'Amato.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "**Rules**") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the Chief Financial Officer and the other three most highly compensated executive officers of the Company as at March 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Jonathan Carter[1] President and Chief Executive Officer	2005 2004 2003	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil 130,000 100,000	Nil Nil Nil	Nil N/A N/A	86,596 N/A N/A
Bryce M. Porter[2] President	2005 2004 2003	Nil 13,383 Nil	Nil Nil Nil	Nil Nil Nil	Nil 125,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kerry Spong[3] Secretary and Chief Financial Officer	2005 2004 2003	Nil N/A N/A	Nil N/A N/A	Nil N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	19,000 N/A N/A

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
James Robertson Secretary and Chief Financial Officer④	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	30,000	Nil	Nil	Nil
	2003	Nil	Nil	Nil	100,000	Nil	Nil	Nil

① Mr. Carter was appointed President on May 6, 2004.
② Mr. Porter ceased to act as President on May 6, 2004.
③ Mr. Spong was appointed Secretary and Chief Financial Officer October 21, 2004.
④ Mr. Robertson ceased to act as Secretary and Chief Financial Officer on October 21, 2004.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("**SAR**") Grants During the Most Recently Completed Financial Year

The Company did not grant stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers. Subsequent to the most recently completed financial year the Company granted an aggregate of 275,000 options to the Named Executive Officers which are exercisable at the price of $0.51 per share until May 6, 2010 as to 25% on the date of grant and 12 ½% every quarter thereafter.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

The following table sets forth the financial year-end value of unexercised options held by Named Executive Officers on an aggregated basis.

(a) Name	(b) Securities Acquired on Exercise (#)	(c) Aggregate Value Realized ① ($)	(d) Unexercised Options/SAR's at Financial Year-End (#) Exercisable/Unexercisable	(e) Value of Unexercised In-the-Money Options/SAR's at Financial Year-End ① ($) Exercisable/Unexercisable
Jonathan Carter	Nil	Nil	130,000/0	28,200/0

① Dollar value is equal to column (d) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise or base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

Michael Raftery received $1,000 for each of March, April and May 2005 for a total payment of $3,000 for special committee participation.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company did not grant stock options to the Directors during the most recently completed financial year. Subsequent to the most recently completed financial year the Company granted an aggregate of 225,000 stock options to the directors (excluding the Named Executive Officers.) The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Except as disclosed the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	***Number of securities to be issued upon exercise of outstanding options, warrants and rights*** ***(a)***	***Weighted-average exercise price of outstanding options, warrants and rights*** ***(b)***	***Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))*** ***(c)***
Equity compensation plans approved by securityholders	260,000	$0.123	841,899
Equity compensation plans not approved by securityholders	Nil	--	--
Total	260,000	$0.123	841,899

Management has proposed an amendment to the Company's Stock Option Plan (the "**Plan**") to increase the number of shares reserved for issuance under the Plan from 1,376,899 to 2,147,676. The proposal is subject to approval of the shareholders at the Meeting. See "Particulars of Other Matters To Be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries, except as follows:

1. Michael Lewis Black of Paris, France, a director of the Company, and Daniel G. D'Amato of New York, New York, USA, a proposed director of the Company, are co-principals of Almonty.

During the most recently completed financial year, Almonty acquired 3,379,342 shares of the Company from Avocet Mining PLC and purchased on a private placement basis 338,888 shares of the Company at a price of $0.18 per share for a total of $61,000 and 1,200,000 units of the Company at a price of $0.225 per unit for gross proceeds of $270,000. Each unit was comprised of a common share of the Company and a transferable share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share. The transaction closed on March 31, 2005. As a result, Mr. Black and Mr. D'Amato indirectly control 4,918,230 shares of the Company.

2. On June 14, 2005, the Company concluded an agreement with Almonty pursuant to which Almonty will provide to Primary's indirect wholly owned subsidiary Beralt Tin & Wolfram (Portugal) S.A.R.L. ("**Beralt**") a US$500,000 convertible credit facility, will assume 50% of Beralt's obligations under a capital lease of equipment for the Beralt's Panasqueira operating tungsten mine in Portugal, will assist Beralt in securing a new sales contract based on specified terms with the purchaser of tungsten concentrate from the Beralt mine and will assist Primary in securing additional capital, as and when necessary, for the improvement and repair of the Beralt mine facility. The credit facility will be made available to Beralt at the rate of US$125,000 per quarter, commencing July 15, 2005, to the maximum aggregate amount of US$500,000, will have a five year term, bear interest at the rate of 5% per annum on amounts drawn and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of draw down in accordance with the policies of the TSX Venture Exchange (the "**Exchange**"). The transactions were related party transaction under Policy 61-501 (the "**Policy**") of the Ontario Securities Commission and were approved by a special committee of independent directors who determined that the terms of the transactions were fair and reasonable in the circumstances and in the best interest of the Company and its minority shareholders.

   A material change report respecting the transaction and the determinations of the special committee as required by the Policy can be viewed under the Company's profile at www.sedar.com.

3. Under the terms of an agreement entered into April 1, 2005, Jonathan Carter, a director and officer of the Company, provides management services to the Company for a monthly retainer of US$2,500.

4. Under the terms of an agreement entered into June 1, 2005, Midas Management Inc., a private company incorporated in British Columbia and controlled by James Robertson, a director of the Company, provides administrative services to the Company for a monthly retainer of $5,000.

APPOINTMENT OF AUDITOR

Staley, Okada and Partners, Chartered Accountants, of 10190 - 152A Street, 3rd Floor, Surrey BC V3R 1J7 is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Staley, Okada and Partners as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Staley, Okada and Partners, Chartered Accountants, were first appointed as auditors on August 13, 2003.

MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or subsidiary.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "**Committee**") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Jonathan Carter	Not independent ①	Financially literate ①
James Robertson	Not independent ①	Financially literate ①
Michael Raftery	Independent①	Financially literate ①

① As defined by Multilateral Instrument 52-110 ("**MI 52-110**"). Mr. Carter is president of the Company and Mr. Robertson was within the last three years an executive officer of the Company.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption from the requirement for pre-approval of non-audit services in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2004	$20,655	$Nil	$3,000	$Nil
2005	$25,665	$Nil	$3,000	$950

Exemption

The Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Amendment of Stock Option Plan

The Company's existing Stock Option Plan (the "**Plan**") and a previous plan provides that a total of 1,376,899 shares are reserved for issuance upon exercise of stock options granted under the Plan. The Company has options outstanding under the Plan and a previous plan to purchase 1,035,000 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 1,376,899 to 2,147,676. If the amendment is approved, there will be 1,035,000 options outstanding to purchase shares issued under the Plan and a previous plan and 1,112,676 shares reserved and available for issue under options to be granted under the Plan. The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors. Under the amended Plan, the number of shares which may be reserved for issuance will be as follows:

(a) to all optionees under the Plan and any other stock option plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 20% of the issued shares; and

(c) to any one individual may not exceed:

(i) 5% of the issued shares on a yearly basis; and

(ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at the Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> ***"UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan and all other existing stock option plans of the Company from 1,376,899 to 2,147,676".***

Since the amended Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

> ***"UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".***

(b) Amendment of Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Exchange, shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the shareholders at the Meeting, excluding insiders and their associates (the "disinterested shareholders"). Therefore, the disinterested shareholders at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, shareholders other than insiders and their associates, will be asked to pass a resolution in the following form:

> ***"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."***

ADOPTION OF NEW CHARTER DOCUMENTS

The *Business Corporations Act* (British Columbia) (the "**New Act**") has been adopted in British Columbia and is now in effect. The New Act replaces the *Company Act* (British Columbia) (the "**Former Act**") and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles". The Company has taken steps to bring its charter documents into conformity with the New Act and to that end has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles ("**Articles**") with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Annual and Special General Meeting at the Company's offices at 306 – 850 West Hastings Street, Vancouver, British Columbia V6C 1E1, and at the Annual and Special General Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "**Pre-Existing Company Provisions**" or "**PCPs**", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders

present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a) ***the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;***
(b) ***the Company's Notice of Articles is altered accordingly;***
(c) ***any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and***
(d) ***the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."***

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 100,000,000 common shares without nominal or par value to an unlimited number of common shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a) ***the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value;***
(b) ***the Company's Notice of Articles be altered accordingly;***
(c) ***any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and***

(d) ***the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."***

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Adoption of Articles

Management believes that the Articles will provide the Company with greater flexibility for future corporate activities. The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Management believes the major changes from the existing articles are:

1. Certain changes to the Notice of Articles, Articles and share structure may now be made by directors' resolution or ordinary resolution. A description of the changes is provided below;

2. The directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3. Shareholders' meetings may be held by electronic means;

4. The quorum for Shareholders' meetings is changed from two Shareholders to one Shareholder present in person or represented by proxy; and

5. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia.

Changes to Notice of Articles, Articles and share structure: If the Special Resolution is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1. by directors' resolution or ordinary resolution, as determined in each case by the directors,

    (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;
    (b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;
    (c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
    (d) change unissued shares with par value into shares without par value or vice verse or change all or any of its fully paid issued shares with par value into shares without par value;
    (e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;
    (f) subdivide all or any of its unissued, or fully paid issued, shares; and
    (g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

2. if the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

> ***"UPON MOTION IT WAS RESOLVED, as a special resolution, that***
>
> ***(a) the Company adopt the Articles in substitution for the existing articles of the Company;***
>
> ***(b) any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and***
>
> ***(c) the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."***

The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company's records office.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-669-8988 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 21st day of July, 2005.

APPROVED BY THE BOARD OF DIRECTORS
OF PRIMARY METALS INC.

"James Robertson"

James Robertson, Director

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF PRIMARY METALS INC.(the "Company") TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER BRITISH COLUMBIA, ON THURSDAY, AUGUST 25, 2005, AT 11:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, James Robertson, a Director of the Company, or failing this person, Kerry Spong, a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

If the number of shares represented by this proxy form is not indicated by the Registered Shareholder, then it shall be deemed to represent that number indicated on the affixed label.

PROXY

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at **seven (7).**	______	______
		For	**Withhold**
2.	To elect as Director, **Jonathan Carter.**	______	______
3.	To elect as Director, **James Robertson.**	______	______
4.	To elect as Director, **Michael Raftery.**	______	______
5.	To elect as Director, **Kerry Spong.**	______	______
6.	To elect as Director, **M. Lewis Black.**	______	______
7.	To elect as Director, **Daniel G. D'Amato.**	______	______
8.	To elect as Director, **Christopher P. D'Amato**	______	______
9.	To appoint **Staley, Okada and Partners** as Auditors of the Company	______	______
		For	**Against**
10.	To authorize the Directors to fix the auditors' remuneration	______	______
11.	To authorize the Directors to amend stock options	______	______
12.	To approve an increase in the number of common shares issuable under the Company's Stock Option Plan.	______	______
13.	To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.	______	______
14.	To pass a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the Business Corporations Act (British Columbia).	______	______
15.	To pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares.	______	______
16.	To pass a special resolution adopting new Articles.	______	______
17.	To transact such other business as may properly come before the Meeting	______	______

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chair of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by **Pacific Corporate Trust Company**.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions *must be* ***DEPOSITED*** at the office of **PACIFIC CORPORATE TRUST COMPANY** no later than forty-eight (48) hours (excluding Saturdays Sundays and holidays) or with the Chairman of the Meeting, prior to the time of the Meeting, of adjournment thereof.

The mailing address of Pacific Corporate Trust Company is **625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8,** and its fax number is **604 (689-8144)**.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.pctc.com/webvote.htm

PRIMARY METALS INC.
306 – 850 West Hastings Street
Vancouver, BC V6C 1E1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of **PRIMARY METALS INC.** (the "Company") will be held at 10th Floor - 595 Howe Street, Vancouver, British Columbia, on August 23, 2006, at the hour of 11:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2006.
2. To fix the number of directors at eight (8).
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
7. To approve the increase in the number of common shares which may be issued pursuant to the Company's Stock Option Plan.
8. To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.
9. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 24th day of July, 2006.

BY ORDER OF THE BOARD

"James Robertson"

JAMES ROBERTSON, DIRECTOR

PRIMARY METALS INC.
306 – 850 West Hastings Street
Vancouver, BC V6C 1E1
Tel: 604-669-8988 Fax: 604-669-2744

INFORMATION CIRCULAR

(As at July 24th, 2006, except as indicated)

Primary Metals Inc. (the "Company") is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on **August 23, 2006** and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, **Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9,** not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the

registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which as at July 24, 2006, 12,335,259 common shares are issued and outstanding. Persons who are registered shareholders at the close of business on July 19, 2006 will be entitled to receive notice of and to vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company except the following:

Name	***No. of Shares Owned or Controlled***	***Percentage of Outstanding Shares***
Almonty LLC	5,396,630	43.75%

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at eight (8).

The Company has a Compensation Committee, a Corporate Governance Committee and is required to have an Audit Committee. Members of these committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position①	***Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years***	***Previous Service as a Director***	***Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed②***
Jonathan Carter③ Essex, England Director, President and Chief Executive Officer	Independent businessman and metals trader.	Since April 10, 2003	848,220

*Name, Jurisdiction of Residence and Position*①	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*②
James Robertson③④ West Vancouver, British Columbia, Canada Director	President, Midas Management Inc., a private company providing management and financial services to mineral exploration companies.	Since April 10, 2003	540,866
Michael P. Raftery③④⑤ Vancouver, British Columbia, Canada Director	President, Hamilton Investments Ltd., a private company providing financial and management consulting services.	Since November 18, 2003	94,000
Kerry M. Spong North Vancouver, British Columbia, Canada Director, Secretary and Chief Financial Officer	Independent financial consultant providing business and related services.	Since October 21, 2004	4,300
M. Lewis Black Lisbon, Portugal Chairman of the Board and Director	Independent businessman, Marketing Agent for SC Mining.	Since June 23, 2005	5,396,230⑥
Daniel G. D'Amato New York, USA Director	Registered Representative, Senior VP Private Equity Maxim Group LLC.	Since August 25, 2005	5,396,230⑥
Christopher P. D'Amato④⑤ New York, USA Director	Lawyer, Managing Director and Partner, Park Strategies, LLC.	Since August 25, 2005	Nil
Antonio d'Almeida Correa de Sa Lisbon, Portugal Proposed Director	Mining Engineer, Managing Director and Chairman of SOMINCOR – Sociedade Mineira de Neves Corvo	Proposed Director	Nil

① The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

② Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at July 24, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

③ Member of the Audit Committee.

④ Member of the Compensation Committee.

⑤ Member of the Corporate Governance Committee.

(6) These shares are held in the name of Almonty LLC, a private limited liability Delaware company, controlled by M. Lewis Black and Daniel G. D'Amato. Almonty LLC also owns share purchase warrants exercisable to acquire up to an additional 450,000 common shares.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

    (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

    (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
James Robertson	Riverstone Resources Inc.; Gateway Gold Corp.; GFM Resources Inc.; Playfair Mining Ltd.; Sennen Resources Ltd.
Michael Raftery	Fairmile Goldtech Inc.; Gateway Gold Corp.; KFG Resources Ltd.; Netco Investments Inc.; Paloma Resources Inc.; Verona Development Corp.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 **"Statement of Executive Compensation" ("Form 51-102F6")**) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of the Chief Executive Officer and Chief Financial Officer

as at March 31, 2006 and the other three most highly compensated executive officers of the Company as at March 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	***Year***	***Salary ($)***	***Bonus ($)***	***Other Annual Compen-sation ($)***	***Securities Under Option/ SARs Granted (#)***	***Shares/Units Subject to Resale Restrictions ($)***	***LTIP Payouts ($)***	***All Other Compen-sation ($)***
Jonathan Carter①	2006	Nil	Nil	154,722	125,000①	Nil	N/A	Nil
President and Chief	2005	N/A	N/A	N/A	Nil	Nil	N/A	86,596
Executive Officer	2004	N/A	N/A	N/A	130,000	Nil	N/A	N/A
Kerry Spong	2006	Nil	Nil	47,614	150,000①	Nil	N/A	Nil
Chief Financial	2005	Nil	Nil	$32,250	Nil	Nil	N/A	Nil
Officer ②	2004	N/A	N/A	N/A	Nil	N/A	N/A	N/A

① These options vest as to 25% on the date of the grant, and 12 ½% every three months thereafter.

② Mr. Spong was appointed to the position of Chief Financial Officer on February 25, 2005. Prior to that date the Company did not have a permanent Chief Financial Officer. The function of Chief Financial Officer was performed by the Chief Executive Officer.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officer.

Name	*Securities Under Option/SARs Granted* ① *(#)*	*% of Total Options/SARs Granted to Employees in Financial Year*	*Exercise or Base Price* ② *($/Security)*	*Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)*	*Expiration Date*
Jonathan Carter	125,000	15.5%	0.51	0.51	May 6, 2010
Kerry Spong	150,000	18.6%	0.51	0.51	May 6, 2010

① These options vest as to 25% on the date of grant and 12 ½% every three months thereafter.

② The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, less the maximum discount permitted under the policies of the Exchange, or such other price as may be agreed to by the Company and approved by the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-End* ① *($) Exercisable/ Unexercisable*
Jonathan Carter	Nil	Nil	208,125/46,875	943,156/201,194
Kerry Spong	50,000	97,000	43,750/56,250	187,688/241,313

① Based on the closing market price of the Company's shares on April 3, 2006, the first trading day after the financial year end on which the shares traded.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer except Jonathan Carter, as disclosed under "Interest of Informed Pesons in Material Transactions".

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The directors of the Company receive compensation for their services to the Company. The President and Chairman of the Board each received US$25,000 during the year; the remaining directors each received US$10,000 during the year. During the financial year ended March 31, 2006, the Company paid an aggregate of US$100,000 in such fees.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company did grant an aggregate of 580,000 stock options to the Directors (excluding the Named Executive Officers) during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securityholders	1,666,875	$1.27	302,676
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,666,875		302,676

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors and the proposed increase in the number of shares reserved for grant under the Company's stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company, except as follows:

Subsequent to the Company's last completed financial year:

1. On June 14, 2005, the Company concluded an agreement with Almonty LLC ("**Almonty**"), a private limited liability Delaware company, pursuant to which Almonty agreed to provide to Primary's indirect wholly owned subsidiary Beralt Tin & Wolfram (Portugal) S.A.R.L. ("**Beralt**") a US$500,000 convertible credit facility, assume 50% of Beralt's obligations under a capital lease of equipment for the Beralt's Panasqueira operating tungsten mine in Portugal, assist Beralt in securing a new sales contract based on specified terms with the purchaser of tungsten concentrate from the Beralt mine and assist Primary in securing additional capital, as and when necessary, for the improvement and repair of the Beralt mine facility. The credit facility is made available to Beralt at the rate of US$125,000 per quarter, commencing July 15, 2005, to the maximum aggregate amount of US$500,000, has a five year term, bears interest at the rate of 5% per annum on amounts drawn and is convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of draw down in accordance with the policies of the TSX Venture Exchange (the "**Exchange**"). Under the terms of the agreement, subject to Beralt entering into a new sales contract having specified terms, including a minimum term and price range, Almonty is entitled to share equally with Beralt in the increase, if any, in revenues realized by Beralt under the new sales contract. Beralt subsequently entered into a sales contract that met the specified terms. As a result, during fiscal 2005, Almonty's share of revenues aggregated US$1,928,025. Lewis M. Black and Daniel D'Amato, principals of Almonty, subsequently became directors of the Company. The transactions were reviewed and approved by a special committee of independent directors.

   A material change report respecting the transaction and the determinations of the special committee as required by the Policy was filed with the securities commissions on May 31, 2005 and can be viewed under the Company's profile at www.sedar.com.

2. Under the terms of an agreement entered into April 1, 2005, Jonathan Carter, a director and officer of the Company, provides management services to the Company for a monthly retainer of US$2,500.

3. Under the terms of an agreement entered into June 1, 2005, Midas Management Inc., a private company incorporated in British Columbia and controlled by James Robertson, a director of the Company, provides administrative services to the Company for a monthly retainer of $5,000.

APPOINTMENT OF AUDITORS

Staley, Okada and Partners, Chartered Accountants, of Surrey, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Staley, Okada and Partners as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 ("NI 58-201") establishes guidelines for corporate governance which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board currently consists of 7 directors. The Board has reviewed the independence of each of the directors based on the independence criteria set forth in National Instrument 58-101 and has determined that Michael P. Raftery, James Robertson, and Christopher P. D'Amato are independent. Jonathan Carter is not independent as he is the President and Chief Executive Officer of the Company; Kerry M. Spong is not independent as he is the Secretary and Chief Financial Officer of the Company; and M. Lewis Black and Daniel D'Amato are not independent as they are co-principals of the Company's control shareholder, Almonty LLC.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management and the other non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors. The Board has appointed Lewis Black, a principal in Almonty LLC, as Chair of the Board. The Board has also appointed a lead director to assist the Board in being effective, cohesive and independent from management. The lead director is responsible for setting agendas for the Board, overseeing the quality of information sent to directors and for chairing meetings of the independent directors. The lead director also acts as the liason between the independent directors and the Chair.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with information respecting the functioning of the Board Directors and committees, access to recent, publicly filed documents of the Company, and access to management. Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company has adopted a Code of Ethics a copy of which has been filed under the Company's profile at www.sedar.com, and a Disclosure Policy. The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest any any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining exploration industry are consulted for possible candidates. The Board recently indentified a suitable candidate with relevant experience and independence and has nominated him for election as a director at the Meeting. See "Election of Directors" above.

Compensation of Directors and the CEO

The Compensation Committee has the responsibility for determining compensation for the directors and senior management To determine compensation payable, the independent directors review compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent directors/Compensation Committee review(s) the performance of the CEO in light of the Company's objectives and consider(s) other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

In addition to the Audit Committee and the Compensation Committee the Company also has a Corporate Governance Committee comprised of two independent directors. The Committee reviews the Company's governance practices from time to time and makes recommendations for improvements in governance practices to the Board in its efforts to approach meeting recommendations and guidelines under National Policy 58-201.

The Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Jonathan Carter	Financially literate ①
James Robertson	Financially literate ①
Michael Raftery	Financially literate ①

① Pursuant to s. 6.1 of MI 52-110, the Company is not required to have an audit committee comprised only of independent directors since it is a "venture issuer" (as that term is defined in MI 52-110,). Pursuant to the independence criteria set forth in Multilateral Instrument 52-110 ("MI 52-110"), Mr. Carter is not independent by virtue of being President of the Company and Mr. Robertson is deemed by MI 52-110 not to be independent by virtue of his relationship to Midas Management Inc., a provider of administrative services to the Company . The Board has reviewed such relationship and has determined that it is unlikely that such relationship would interfere with the exercise of Mr. Robertson's independent judgment as a member of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2005	$10,500	1,115	$575	$302
2006	$25,500	$703	$1,300	$1,550

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Amendment of Stock Option Plan

The Company's existing Stock Option Plan (the "Plan") together with a previous plan reserves a total of 2,147,676 shares for issuance upon exercise of stock options granted under such Plans. The Company has options outstanding under its existing Plans to purchase an aggregate of 1,691,875 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under it, so that the aggregate number of shares reserved under both of the Company's existing stock option plans is increased from 2,147,676 to 2,467,051, or such other number which is equal to 20% of the issued and outstanding shares of the Company as at the date of shareholder approval. If the amendment is approved, there will be 1,691,875 options outstanding to purchase shares issued under the Company's stock option plans and 775,176 shares reserved and available for issue under options to be granted under the Plan. The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors;

Under the amended Plan, the number of shares which may be reserved for issuance pursuant to both of the Company's existing stok options plans will be as follows:

(a) to all optionees under the Stock Option Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 20% of the issued shares; and

(c) to any one individual may not exceed:

(i) 5% of the issued shares on a yearly basis; and

(ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in substantially the following form:

"UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan and all other existing stock option plans of the Company from 2,147,676 to 2,467,051 or such other number as is equal to 20% of the issued and outstanding shares of the Company as at the date of shareholder approval".

Since the amended Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company"

(b) Amendment of Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Exchange, shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the shareholders at the Meeting, excluding insiders and their associates (the "disinterested shareholders"). Therefore, the disinterested shareholders at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, shareholders other than insiders and their associates, will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-669-8988 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein no misleading in the light of the circumstances in which it was made.

DATED this 24th day of July, 2006.

APPROVED BY THE BOARD OF DIRECTORS

"James Robertson"

James Robertson, Director

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PRIMARY METALS INC.
TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA
ON WEDNESDAY, AUGUST 23, 2006, AT 11:00 A.M.

I/We being holder(s) of the Company hereby appoint:

James Robertson, a Director of the Company, or failing this person, **Kerry Spong**, a Director of the Company, or in the place of the foregoing,

(print the name) ______________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of Staley, Okada and Partners as auditors of the Company.		N/A	
2. To authorize the Directors to fix the Auditors' remuneration.			N/A
3. To determine the number of Directors at eight (8).			N/A
4. To elect as Director, Jonathan Carter.		N/A	
5. To elect as Director, James Robertson.		N/A	
6. To elect as Director, Michael Raftery.		N/A	
7. To elect as Director, Kerry Spong.		N/A	
8. To elect as Director, M. Lewis Black.		N/A	
9. To elect as Director, Daniel G. D'Amato.		N/A	
10. To elect as Director, Christopher P. D'Amato.		N/A	
11. To elect as Director, Antonio d'Almeida Correa de Sa.		N/A	
12. To authorize Directors to amend stock options.			N/A
13. To approve an increase in the number of common shares issuable under the Company's Stock Option Plan.			N/A
14. To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.			N/A
15. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed by you, the holder***, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

4. ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the *management* appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

5. **(b)** ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the Instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.


PRIMARY
METALS
INC.


RECEIVED
2006 SEP -7 P 3:47

NEWS RELEASE

Primary Metals Reports Another Profitable Quarter With Earnings Of Cdn$0.10 Per Share

August 29, 2006 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") has announced consolidated financial results, reported in Euros, for the first quarter ended June 30, 2006. The Company reported net earnings after non-cash income taxes for the quarter of €898,000 (CDN$1.27 million) or €0.07 (CDN$0.10) per share as a result of the continued strength in operations at the Company's Panasqueira tungsten mine in Portugal. Earnings before non-cash income taxes were €1.19 million (CDN$1.67 million) or €0.10 (CDN$0.14) per share.

Highlights for the first quarter of fiscal 2007 include:

- Net earnings per share, before non-cash income taxes, of €0.10 or CDN$0.14 (€0.08 or CDN$0.12 diluted)
- Net earnings per share, after non-cash income taxes, of €0.07 or CDN$0.10 (€0.06 or CDN$0.09 diluted)
- Net earnings, after non-cash income taxes, of €897,587 or CDN$1,265,777 (€1,186,267 or CDN$1,672,874 before non-cash income taxes)
- Tungsten sales of €4,761,827 or CDN$6,715,128
- Completion of a positive NI 43-101 independent technical report on ore reserves and tungsten resources at Panasqueira (see News Release dated June 23, 2006)
- Continuation of planned surface and underground improvements
- Continuing strength in tungsten price

"We continue to commit the Company to the long-term operation of our profitable Panasqueira tungsten mine following the delivery of a very favourable independent technical report and assessment of ore reserves," said Lewis Black, Chairman of the Company. "Earnings continue to be affected by the weakness in the US dollar. The expenditures on new equipment and refurbishment that have been made and those planned for the near future, together with the mine development work underway, are expected to result in improvements in operations and continuation of tungsten production from the mine for the long term."

The focus on mine development is starting to show some positive impact on mill feed grade at the mine. The average grade of mill feed for the first quarter was 0.21% WO_3, a slight

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

improvement over the average of 0.20% WO_3 for the previous quarter. Additional low profile mine equipment has been ordered for delivery late this year and is expected to result in further improvements in mine efficiencies.

An extensive refurbishment program has been underway at the mine in preparation for re-commencement of operations following the annual three-week August holiday. Work has included replacement of mine hoist cables, extensive repair and maintenance work, and installation and tune-up of new equipment.

The Panasqueira mine has a long history of production of high quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Results from the first quarter together with the Management Discussion and Analysis of Results and other information are available at www.sedar.com and at the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.628.5800 extension 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Announces Technical Advisor

August 1, 2006 **TSXV: PMI**

VANCOUVER, BRITISH COLUMBIA – Primary Metals Inc. (TSX-V:PMI) ("Primary" or the "Company") is pleased to announce that Dr. Art Soregaroli is joining the Company in an advisory capacity. Dr. Soregaroli is well-known and highly regarded in Canada and internationally and will be primarily involved in providing geological guidance at the Company's operating tungsten mine at Panasqueira in Portugal. He will also assist in the ongoing review of new projects under consideration for the Company.

Dr. Soregaroli was most recently Chief Geoscientist with Teck Corporation in Vancouver as internal consultant and advisor with special responsibilities for preliminary evaluation of foreign projects before his retirement in 1998. He was Vice President, Exploration with Westmin Resources from 1976 to 1990, with responsibility for development and implementation of exploration strategies and interfacing with various mines and development projects. At Westmin, he organized and managed the exploration team that discovered the HW massive sulphide deposit on Vancouver Island and, with Noranda, was actively involved in the exploration and development of other major copper or copper/molybdenum mines including Boss Mountain, Brenda and the Bell mine in British Columbia in the 1960's and 1970's.

Dr. Soregaroli holds Fellowships and memberships in several professional organizations including Fellowships in the Society of Economic Geologists, the Geological Society of Canada, the Geological Society of America, and the Canadian Institute of Mining and Metallurgy ("CIMM"). He has been the recipient of various awards including a Distinguished Service Gold Medal and the AO Dufresne Award from the CIMM, the Frank Woodside Past President Award from the BC & Yukon Chamber of Mines, and the Duncan Derry Medal from the Geological Association of Canada.

Dr. Soregaroli has visited the Company's Panasqueira tungsten mine several times in an informal capacity and the Company is indebted to him for his advice and guidance. Management looks forward to a continuing relationship in support of the Company's activities.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

About Primary Metals

Primary Metals Inc. is a TSX Venture listed company, which owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum. Mining has been carried out at Panasqueira for over 100 years. Significant increases in tungsten prices from US$85 to current levels of around US$255 per MTU, along with recently improved mining activities, have yielded profitable results and the Company has recently reported earnings of C$0.99 per share for the financial year ended March 31, 2006.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.628.5800 extension 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals reports C$0.99 per share earnings for Fiscal 2006

July 27, 2006 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company"), which operates the Panasqueira tungsten mine in Portugal, today announced audited financial results, in Euros, for the year ended March 31, 2006. Earnings for the year were €7.34 million (CDN$10.66 million) or €0.68 (CDN$0.99) per share including future tax recovery income of €2.76 million. Earnings were €0.55 or $0.80 per share after dilution.

Highlights for the 2006 financial year include several significant improvements:

- Net earnings of €7,339,815 or CDN$10,657,411 (2005 - loss of €1,367,094)
- Earnings per share of €0.68 or CDN$0.99 (2005 - loss of €0.19 per share)
- Earnings per share (diluted) of €0.55 or CDN$0.80 (2005 - loss of €0.19 per share)
- Tungsten sales of €14,599,373 or CDN$21,198,289 (2005 - €6,138,214)
- Introduction of efficient low profile mining equipment at Panasqueira tungsten mine
- Renewal and implementation of underground mine development plans
- Dramatic improvement in tungsten prices, continuing into the 2007 fiscal year
- Completion of NI 43-101 report confirming February 2006 reserves and resources
- Proven and Probable reserves of 1,391,000 tonnes at a grade of 0.233 % WO_3 (containing 324,408 MTU tungsten trioxide)
- Additional Indicated resources of 3,258,000 tonnes at a grade of 0.263% WO_3 (containing 856,000 MTU tungsten trioxide)

"Our Panasqueira mine continues to perform well and we have committed to the necessary investment to maintain operations for the long term," said Lewis Black, Chairman of the Company. "Tungsten prices are strong at around US$255/MTU and we anticipate continued strength in the market. Independent technical estimates have confirmed our view that our tungsten reserves and resources are considerable and warrant continued development. As we enter the second century of tungsten production at Panasqueira, there is every indication of many more years of profitable mine operation."

The increased price of tungsten has enabled profitable mining of material previously considered uneconomic at a time of low metal prices, while at the same time generating funds to identify and develop new tungsten resources within Panasqueira's prolific vein system. Mining of lower grade ore and other underground development activities have resulted in higher unit costs of concentrate production but are expected to result in longer-term efficiencies and further improvements in future results.

The Panasqueira mine has a long history of production of high quality wolframite concentrates and is the dominant producer of high quality tungsten concentrates outside China. Complete audited financial

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

results for the year together with the Management Discussion and Analysis of Results and other information are available at www.sedar.com and at the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.628.5800 extension 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release. James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

See News Release dated June 23, 2006 for information about the independent reserve and resource estimates for the Panasqueira mine. (One MTU = 1 metric tonne unit or 10 kilograms of WO_3 - tungsten trioxide. The mean quoted European price for tungsten is currently US$255 per MTU of WO_3)

The Panasqueira mine is in full production constantly shipping concentrates of tungsten trioxide to its customers. Specific Quality Control/Quality Assurance ("QC/QA") procedures such as those utilized in base or precious metal mines are not in place at the mine. Instead Panasqueira assesses the performance of the assaying facility and the scales used to measure weights by comparing the mine assays with the check assays completed by their customers. To date the customer assays and company assays have been similar which forms a reliable test of the production procedures related to QC/QA in place at the mine.

Mineral resources that are not mineral reserves do not have demonstrated economic viability based on available information.

This News Release contains forward-looking statements respecting the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Announces Investor Relations Consultant, Stock Options

July 12, 2006 **TSXV: PMI**

VANCOUVER, BRITISH COLUMBIA – Primary Metals Inc. (TSX-V:PMI) ("Primary" or the "Company") is pleased to announce it has retained Plation Capital AG ("Plation") of Baar, Switzerland to provide investor relations and financial communications services for the Company in Europe. Under the terms of the agreement, Plation will receive a fee of Euros 5,000 per month for an initial term of three months and a two-year stock option to purchase 50,000 common shares of the Company at an exercise price of $3.95 per share in accordance with TSX Venture Exchange guidelines and the Company's stock option plan (the "Plan"). The options will bear a four-month hold period and are subject to vesting provisions over an eighteen-month period, in accordance with the terms of the Plan. The agreement is subject to regulatory approval.

The appointment of Plation as investor relations consultant to Primary Metals coincides with trading of shares of the Company in the Open Market of the Frankfurt Stock Exchange under the symbol P5R.

About Primary Metals

Primary Metals Inc. is a TSX Venture listed company, which owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 120,000 MTU's of tungsten trioxide per annum. Mining has been carried out at Panasqueira for over 100 years. Significant increases in tungsten prices from US$85 to current levels of around US$255 per MTU, along with recently improved mining activities, have yielded profitable results and the Company has reported earnings of $0.56 per share for the first nine months of fiscal 2006.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.628.5800 extension 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Announces NI 43-101 Resource Estimates for Panasqueira Tungsten Mine

June 23, 2006 **TSXV: PMI**

VANCOUVER, BRITISH COLUMBIA – Primary Metals Inc. (TSX-V:PMI) ("Primary" or the "Company") is pleased to announce the completion of a resource estimate for its operating Panasqueira tungsten mine in Portugal. The estimate includes only material that has been calculated in accordance with guidelines under National Instrument 43-101. Development work continues and additional known mineralization identified from recent exploration and drilling has not been included.

The estimate resulted in total mineral resources of 4,649,000 tonnes containing 1,180,408 MTU's of tungsten trioxide. *(One MTU = 1 metric tonne unit or 10 kilograms of WO_3 - tungsten trioxide. The mean quoted European price for tungsten is currently US$255 per MTU of WO_3)* The total included Proven and Probable Reserves of 1,391,000 tonnes at a grade of 0.233% WO_3 (containing 324,408 MTU's of tungsten trioxide) and additional Indicated Resources of 3,258,000 tonnes at a grade of 0.263% WO_3 (containing a further 856,000 MTU's of tungsten trioxide). In addition, there were a further 1,610,000 tonnes at a grade of 0.224% WO_3 (containing 360,000 MTU's of tungsten trioxide) in the Inferred Resource category.

"At current mining rates, these reserves and indicated resources will be sufficient for the next eight years. We are particularly encouraged that these reserves and indicated resources are located above our existing Levels 2 and 3 and may be readily accessed by lateral mine development. There appears to be no immediate need for early development of the new Level 4 in the mine in order to access inferred resources. Recent exploration and development work has also been very encouraging and indicates the continuation of further mineralization in our mine Level 4, and also in the Panasqueira Deep area, accessible from Level 2, which should add to future resource estimates." commented Lewis Black, Chairman of the Company. "Tests are also underway to examine the possibility of re-treatment of some of our historic tailings material which, if successful, would further add to the long term potential of our operations."

The estimates are based on data available on February 1, 2006 and are considered compliant with National Instrument 43-101. They were prepared by David Gunning, P. Eng. and George Cavey, P. Geo., of OreQuest Consultants Ltd. in Vancouver, British Columbia. OreQuest is an independent consulting firm with over 20 years of experience specializing in minerals

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
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exploration, production and evaluation and with extensive experience in all aspects of National Instrument 43-101.

RESERVE AND RESOURCE CLASSIFICATION	Mine Level	Tonnes	% WO_3	Contained WO_3 (MTU)
RESERVES				
Proven Reserves	L2	80,659	0.239	19,248
	L3	458,279	0.239	109,522
TOTAL PROVEN RESERVES		**538,938**	**0.239**	**128,770**
Probable Reserves	L3	852,581	0.229	195,241
TOTAL PROVEN AND PROBABLE RESERVES		**1,391,519**	**0.233**	**324,011**
RESOURCES				
Indicated Resources	L2 D15-D1	1,217,615	0.241	293,710
	L3 D15-D1	1,155,554	0.283	327,256
	Pan Deep	874,624	0.267	233,260
	L4	10,478	0.191	2,003
TOTAL INDICATED RESOURCES		**3,258,000**	**0.263**	**856,000**
Inferred Resources	L2 D15-D1	275,578	0.307	84,504
	Pan Deep	159,728	0.181	28,918
	L4	1,173,186	0.210	246,262
TOTAL INFERRED RESOURCES		**1,610,000**	**0.224**	**360,000**

Full details of the resource calculations and other aspects of the Panasqueira Tungsten Mine will be presented in a technical report compliant with National Instrument 43-101 to be filed and posted on SEDAR within 45 days. The parameters and methods used for the estimates are as outlined in a previous technical report by OreQuest Consultants Ltd. on the Panasqueira mine filed on www.sedar.com on February 26, 2003 and compliant with National Instrument 43-101.

About Primary Metals

Primary Metals Inc. is a TSX Venture listed company, which owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 120,000 MTU's of tungsten trioxide per annum. Mining has been carried out at Panasqueira for over 100 years. Significant increases in tungsten prices from US$85 to as high as US$290 per MTU in the past year, along with current improved mining activities, have recently


PRIMARY
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yielded profitable results and the Company has reported earnings of $0.56 per share for the first nine months of fiscal 2006. The Company's March 31 year-end results will be reported before the end of July 2006.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.628.5800 extension 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

David Gunning, P. Eng. and George Cavey, P. Geo. are Independent Qualified Persons for Primary Metals Inc. and have prepared the estimates contained in this news release. James Robertson, P. Eng. is a Qualified Person for Primary Metals Inc. and has reviewed and approved the content of this news release.

The Panasqueira mine is in full production constantly shipping concentrates of tungsten trioxide to its customers. Specific Quality Control/Quality Assurance ("QC/QA") procedures such as those utilized in base or precious metal mines are not in place at the mine. Instead Panasqueira assesses the performance of the assaying facility and the scales used to measure weights by comparing the mine assays with the check assays completed by their customers. To date the customer assays and company assays have been similar which forms a reliable test of the production procedures related to QC/QA that are in place at the mine.

Mineral resources that are not mineral reserves do not have demonstrated economic viability based on available information.

This News Release contains forward-looking statements respecting the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves and mine production levels. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com


PRIMARY
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NEWS RELEASE

Primary Metals Discovers New High Grade Zones at Panasqueira Tungsten Mine

May 11, 2006 **TSXV: PMI**

VANCOUVER, BRITISH COLUMBIA – Primary Metals Inc. (TSX-V:PMI) ("Primary" or the "Company") is pleased to announce that it has uncovered new high-grade zones of tungsten ore (wolframite) at its wholly-owned Panasqueira tungsten mine in Portugal. The discovery results from recent underground development work and an on-going drilling program, which should be completed by mid-June. The limits and extent of the high-grade zones have not yet been fully determined.

This new mineralization is believed to include some of the richest material ever discovered in the mine's 100-year history of production. Underground drilling associated with ongoing development work has identified and defined the new tungsten ore in vein structures to the south and west of the main mineralized zone.

"We are delighted with the new discovery at Panasqueira and are extremely pleased with the success of the mine's optimization program," commented Lewis Black, Chairman of Primary Metals. "As a result, shipments of tungsten concentrates in the fourth quarter have increased by 13% compared to the third quarter."

Primary continues to streamline its mining operations and recently added a fourth low profile, Atlas Copco ST 600 LHD ("load/haul/dump") unit to its mining fleet. All new development areas in the mine now utilize low profile mining equipment, which effectively reduces mining dilution of the ore.

Plant refurbishment is continuing and the recent addition of a new Knelson concentrator for the slimes circuit has shown the potential to increase tungsten recovery. Preliminary testwork to recover tungsten from old tailings material is ongoing and results to date continue to be promising, particularly with respect to the slimes and the slimes dam at the mine, which management estimates to contain at least 500,000 MTUs of contained tungsten trioxide (1 MTU = 1 metric tonne unit or 10 kilograms) based on historic mine records.

Primary Metals is also currently evaluating other projects with the aim of increasing its resources and diversifying its portfolio.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

About Primary Metals

Primary Metals Inc. is a TSX Venture listed company which owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 120,000 MTUs of tungsten trioxide per annum. Mining has been carried out at Panasqueira for over 100 years. Significant increases in tungsten prices from US$85 to as high as US$290 per MTU in the past year, along with current improved mining activities, have recently yielded profitable results and the Company has reported earnings of $0.56 per share for the first nine months of fiscal 2006.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.628.5800 extension 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Acquires Licence for Argimela Tin Deposit

April 6, 2006 **TSXV: PMI**

VANCOUVER, BRITISH COLUMBIA – Primary Metals Inc. (TSXV: PMI) (the "Company") is pleased to announce the acquisition of the exploration licence for the Argimela Tin Deposit located 15 kilometres west of Primary Metals' operating Panasqueira tungsten mine in eastern Portugal. The licence, which may be converted into a production concession, has been granted to Beralt Tin & Wolfram ("Beralt"), a wholly owned subsidiary of the Company, for a renewable two-year period. Beralt is committed to make minimum exploration expenditures of €130,000 during the initial two-year period and a further €70,000 per year for each of the next three years. (€1 is approximately CDN$1.42 at current exchange rates.)

"We are delighted with the acquisition of this licence," said Lewis Black, Chairman of Primary Metals Inc. "We consider that tin prices, which have recently increased, will continue to improve and that Argimela is potentially one of the largest tin deposits in the world. Together with our Panasqueira tungsten mine, which is one of the world's largest producers of tungsten concentrate outside of China, the Argimela Tin Deposit provides the potential for both diversification in the Iberian Peninsula and a path to increased profitability for the Company."

Exploration

Historical estimates date back to 1960, and include the most recent 1979 estimate for an indicated near-surface open pit resource of some 65,000 tonnes of tin with 77.6 million tonnes at a grade of 0.057% Sn (0.57 kilograms of tin per tonne) including 18.38 million tonnes with a grade of 0.084% Sn (0.84 kilograms of tin per tonne), based on old mine workings and drill holes and including information developed by Beralt at that time. (These estimates are historical in nature and pre-date Canadian National Instrument 43-101. They are therefore non-compliant with NI 43-101, are not being treated as current resource estimates and should not be relied upon. However, the Company believes that these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.)

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Vancouver BC V6C 1E1 Canada
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The mineralogy of the deposit shows that tin (Sn) is present not only in cassiterite, a heavy oxide of tin, but also in stannite, a tin sulphide. There is some indication that historical analyses were carried out to determine only the tin contained in the form of cassiterite, since cassiterite was amenable to gravity concentration, and no analysis was typically undertaken for sulphide minerals. Analysis of a selected composite sample taken at Argimela and analysed at the Panasqueira mine laboratory showed 0.157% Sn in the form of cassiterite (oxide) and an additional 0.113% Sn as sulphide, probably stannite. A sample of similar selected material, taken by George Cavey, P. Geo., of OreQuest Consultants Ltd., Vancouver, BC and analysed by International Plasma Labs Ltd. in Vancouver BC, showed a total tin assay of 0.29% Sn and also 0.20% copper. This preliminary work indicates some potential for increase in the total tin content of the historical resource estimates and requires further investigation and confirmation. Amounts of copper and lithium minerals in the deposit will also be investigated.

The Argimela Tin Deposit exists in schists with mineralization in several sub vertical quartz veins, varying in width from 5 to 30 centimetres, with a 1-metre frequency and abundant veinlets and stockwork. Past drill holes show that this frequency of veins continues to depth. The historical estimates noted previously include material from surface to an average depth of 155 metres below surface to the 440-metre level. There are historical indications that mineralization continues to greater depths.

Outlook
All available historical data, including available core from past drilling activities, will be reviewed and assessed by the Company in preparation for further exploration and confirmation of data. The company plans an initial work program that includes analysis of available core, assessment of the potential for higher grade zones within the deposit, a further 3,200 metres of core drilling and 4,200 metres of percussion drilling, reopening existing galleries, sampling and metallurgical studies.

Tin, like most metals, has increased in value due to a strong market demand. It is currently trading at US$8,350 per tonne on the London Metals Exchange, having risen from around US$6,000 in November of 2005 – a recent increase of some 39 %.

About Primary Metals
Primary Metals Inc. is a TSX Venture listed company which owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 120,000 MTU's of tungsten trioxide per annum (1 MTU = 1 metric tonne


PRIMARY
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unit or 10 kilograms). The mine has operated almost continuously for 110 years. Significant increases in tungsten prices from US$85 to US$285 per MTU in the past year, along with current improved mining activities, have yielded profitable results and the Company has reported earnings of $0.56 per share for the first nine months of fiscal 2006. Further information may be found on the Company's website at www.primarymetals.ca and on SEDAR at www.sedar.com

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.628.5800 extension 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary Metals Inc. and has reviewed and approved the information contained in this release. The historical resource estimates provided in this release are presented in a report dated July 18, 1979 on the Argimela Tin Prospect by Dan D. Greig for Essex Minerals Co., a subsidiary of United States Steel Corporation utilizing extensive information dating back to the 1960's.


PRIMARY
METALS
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NEWS RELEASE

Primary Metals Reports Third Quarter Earnings of CDN$0.15 per share

February 28, 2006 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") has announced consolidated financial results, reported in Euros, for the third quarter ended December 31, 2005. The Company reported earnings for the quarter of €1.20 million (CDN$1.68 million) or €0.11 (CDN$0.15) per share as a result of the continued strength in operations at the Company's Panasqueira tungsten mine in Portugal. For the nine-month period, earnings were €4.01 million (CDN$5.92 million) or €0.38 (CDN$0.56) per share.

Highlights for the third quarter of fiscal 2006 include:

- Net earnings of €1,202,698 or CDN$1,677,764
- Earnings per share of €0.11 or CDN$0.15
- Tungsten sales of €3,608,771 or CDN$5,034,236
- Start of operation of new low profile mining equipment at Panasqueira tungsten mine
- Continuation of planned underground mine development programme
- Continued strength in tungsten price continuing in the fourth quarter of fiscal 2006

For the nine-month period, results include:

- Net earnings of €4,010,759 or CDN$5,917,474
- Earnings per share of €0.38 or CDN$0.56
- Tungsten sales of €11,511,635 or CDN$16,984,266

"Our Panasqueira mine continues to perform well and we have now started to operate our new mine equipment and perform necessary underground development work." said Lewis Black, Chairman of the Company. "This transition is resulting in an increased mine output going forward and together with our current commitment to mine development, which had been neglected in prior years of weak tungsten prices, is expected to result in future growth of tungsten production from the mine. We continue to commit funds to improve our Panasqueira operations and expect continued profitability with strong tungsten prices."

The focus on mine development has had some impact on mill feed grades in the third quarter resulting in processing of some marginal material through the plant. The positive results of this

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

work and the introduction of the new low profile mining equipment are now becoming apparent and the grade of the mill feed has improved from an average of 0.19% WO_3 during the third quarter to a recent average of 0.21% WO_3 during the month of January. New processing equipment has very recently been introduced in the plant and is expected to result in a small additional increase in tungsten recoveries.

The Panasqueira mine has a long history of production of high quality wolframite concentrates and is a dominant producer of tungsten concentrates outside China. Results from the third quarter together with the Management Discussion and Analysis of Results and other information are available at www.sedar.com and at the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.628.5800 extension 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com


PRIMARY
METALS
INC.

NEWS RELEASE

Tungsten Mine Output Increases to 3,000 TPD at Panasqueira

January 20, 2006 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") is pleased to announce recent progress at its wholly owned Panasqueira tungsten mine in Portugal where new underground mining equipment has been introduced and a refurbishment program is underway. Mine output has increased significantly to 3,000 metric tons per day ("tpd") from previous levels of 2,400 tpd, an increase of 25%. A record daily production of 3,185 tonnes was recorded earlier this month and management believes that these higher production levels can be maintained.

The increase results from improved efficiencies in the mine and the introduction of new, low profile mining equipment including three new Atlas Copco ST 600 LHD ("load/haul/dump") units and three new jumbo boom underground drill rigs. Another low profile LHD unit has been ordered for delivery at the end of March of this year. A new dumper unit, as well as a refurbished unit, is also operating in the mine. The underground mine hoist was refurbished last fall and is performing well.

General refurbishment is underway at the mill. The heavy media plant continues to operate well and a new Knelson concentrator has arrived and will be installed in February in the slimes circuit. A small but important increase in tungsten recovery is expected from the use of the new equipment. The mill is now operating 5.5 days per week as a result of the increased mine output.

Mine Development and Exploration

Underground mine development has been proceeding as planned and 541 linear metres of new development galleries to access new ore have been completed during the three months ended December 2005. Several of these development galleries have been driven in wolframite veins and have provided ore above the cut-off grades in preparation for accessing new faces and higher-grade material. The use of the new low profile equipment results in less dilution of tungsten vein material with waste rock. Further development work remains to be completed over the next several months, which will allow the mine to significantly improve selectivity of mining areas and subsequently to increase the grade of the feed material to the process plant.

A program of surface and underground drilling has been underway since last November. The program is designed to identify additional tungsten resources outside the known mine areas and to confirm areas for continuing mine development in mine levels 3 and 4. A previously untested greisen zone in the mine appears visually favourable and will be sampled with drilling planned for March. The total program includes seven holes drilled from surface and approximately 20 holes drilled underground. It should be completed by the end of April.

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Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


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Results to date appear very favourable and it is expected that information from the drilling program, the underground development work and existing mine data, will be used to prepare new reserve and resource estimates. Mine management prepares internal estimates twice a year and this spring, an independent estimate will be prepared in accordance with Canadian National Instrument 43-101. Results will be reported when available.

About Primary Metals

Primary Metals Inc. is a TSX Venture listed company which owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 120,000 MTUs of tungsten trioxide per annum (1 MTU = 1 metric tonne unit or 10 kilograms). The mine has operated almost continuously for over 80 years. Significant increases in tungsten prices from US$85 to US$260 per MTU in the past year, along with current improved mining activities, have yielded profitable results and the Company has reported earnings of $0.41 per share for the first six months of fiscal 2006.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.628.5800 ext. 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Inc. Announces Sale of Interest in Peruvian Tungsten Mine

January 5, 2006 **PMI: TSXV**

Primary Metals Inc. ("Primary") is pleased to announce the completion of a sale of its option and interests in Minera Malaga Santolalla S.A. ("Malaga") to Dynacor Mines Inc. in consideration of the payment of US$650,000, which has now been received. Primary had originally acquired the option to buy a 66.7% interest in Malaga for US$1 as an incidental result of its purchase in 2003 of the operating Panasqueira tungsten mine. Malaga's main holding is the Pasto Bueno Mine, a Peruvian tungsten mine that ceased production in 2003. Following review, Primary decided to sell its rights in Malaga to Dynacor Mines Inc. and not to proceed with exercising its option.

This sale will allow Primary to focus on production at the Panasqueira tungsten mine in Portugal and on other production or near-term production opportunities in Portugal and Spain.

About Primary Metals Inc.

Primary Metals Inc. owns 100% interest in the Panasqueira tungsten mine in Portugal, one of the most important tungsten producers in the world outside of China. This mine is currently producing some 120,000 MTUs of tungsten trioxide per annum (1 MTU = 1 metric tonne unit or 10 kilograms). Significant increases in tungsten prices from US$85 to US$260 per MTU in the past year, along with current improved mining activities, have resulted in two profitable quarters. Primary reported earnings of C$0.41 per share for the first six months of fiscal 2006.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.628.5800
Toll free: 1.866.684.4209
Email: jamie@ascentacapital.com


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Inc. Named To First Ever TSX Venture 50

December 7, 2005 **Symbol: PMI – TSX Venture**

Primary Metals Inc. is pleased to announce that it has been named to the 2005 TSX Venture 50, the first ever ranking of Canada's top emerging public companies listed on the TSX Venture Exchange.

"We at Primary Metals Inc. are extremely proud to be included in this impressive list of the TSX Venture Exchange's top ranked companies," stated Lewis Black, Chairman of Primary Metals Inc.

The TSX Venture 50 are the top 10 companies in each of five major industry sectors – Mining, Oil & Gas, Technology, Life Sciences and Diversified Industries – based on a ranking formula with equal weight given to one-year revenue (last reported 12 months), return on investment, market cap growth and trading volume. All data were as of August 31, 2005.

"We are very proud to launch the TSX Venture 50 to celebrate the achievement of our issuers," said Linda Hohol, President, TSX Venture Exchange. "The impressive list of companies demonstrates that TSX Venture Exchange is a unique incubator for public companies, and the companies in the TSX Venture 50 are proof that this market is working."

The 2005 TSX Venture 50™ was compiled based on public historical data and is not an invitation to purchase securities listed on Toronto Stock Exchange and/or TSX Venture Exchange. TSX Group Inc. and its affiliates do not endorse or recommend any securities referenced in this ranking. Neither TSX Group Inc. nor its affiliated companies represent, warrant or guarantee the accuracy or the completeness of the information. You should not rely on the information contained in this news release for any trading, business or financial purposes. TSX Group Inc. and its affiliates assume no liability for any errors or inaccuracies in this news release or any use or reliance upon this information.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jason Cubitt, Ascenta Capital Partners
Phone: 604.628.5800
Toll free: 1.866.684.4209
Email: info@ascentacapital.com


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Reports Second Quarter Earnings of CDN$0.21 per share

November 29, 2005 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") has announced consolidated financial results, reported in Euros, for the second quarter ended September 30, 2005. The Company reported earnings for the quarter of €1.55 million (CDN$2.26 million) or €0.14 (CDN$0.21) per share as a result of the continued strong performance of the Company's Panasqueira tungsten mine in Portugal and continued strength in tungsten price. For the six-month period, earnings were €2.81 million (CDN$4.26 million) or €0.27 (CDN$0.41) per share.

Highlights for the second quarter of fiscal 2006 include:

- Net earnings of €1,546,344 or CDN$2,264,466
- Earnings per share of €0.14 or CDN$0.21
- Tungsten sales of €4,209,401 or CDN$6,164,247
- Arrival of new low profile mining equipment at Panasqueira tungsten mine
- Commencement of an extended underground mine development programme
- Continued strength in tungsten price continuing in the third quarter of fiscal 2006

For the six-month period, results include:

- Net earnings of €2,808,061 or CDN$4,255,879
- Earnings per share of €0.27 or CDN$0.41
- Tungsten sales of €7,902,864 or CDN$11,977,580

"We are very pleased to see continued profitability of the Panasqueira mine." said Lewis Black, Chairman of the Company. "We look forward to continued improvements as we implement our plans for mine development and increased productivity. The continued profitability of our core business and the strong cash position of the Company put us in a position to move ahead with our plans to expand and broaden our mining activities. Several projects are actively being evaluated and announcements regarding these will be made in due course."

The Company's operating subsidiary, Beralt Tin and Wolfram (Portugal) has recently acquired new low profile underground mining equipment to increase mining efficiencies, with the last of the low profile equipment scheduled to arrive in early December. New equipment will be added

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Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

to the processing plant in January and is expected to improve the mill recovery of tungsten. The plant currently produces some 120,000 metric ton units ("MTU's") of tungsten trioxide annually (one MTU is equal to 10 kilograms) and these ongoing improvements at the mine and processing plant are expected to result in lower costs of operations and increased productivity.

The Panasqueira mine has a long history of production of high quality wolframite concentrates and is a dominant producer of tungsten concentrates outside China. Results from the second quarter together with the Management Discussion and Analysis of Results and other information are available at www.sedar.com and at the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca

Investor Relations:
Jason Cubitt, Ascenta Capital Partners
Phone: 604.628.5800
Toll free: 1.866.684.4209
Email: info@ascentacapital.com


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals to Exercise Option for Peruvian Tungsten Company

September 28, 2005 Symbol: PMI – TSX Venture

Primary Metals Inc. ("Primary" or the "Company") announces its intention to exercise an option (the "Option") to acquire a 66 2/3% interest in Minera Malaga Santolalla S.A. ("Malaga"), a Peruvian company owning the Pasto Bueno tungsten mine in northern Peru. The Pasto Bueno tungsten mine is the subject of a letter of intent under which Dynacor Mines Inc. ("Dynacor"), a TSX Venture Exchange listed company, has announced plans to acquire 100% interest in the mine from Malaga for US$1,250,000 and other considerations.

Primary holds the Option in Malaga through its wholly owned subsidiary, Beralt Ventures Inc. ("Ventures"). Consideration for completion of the acquisition is US$1 payable to the shareholders of Malaga. Ventures previously held an 80% interest in Malaga, which interest was transferred to the current owners in exchange for the option to re-acquire a 66 2/3% interest at a nominal cost.

The Pasto Bueno mine has operated intermittently from 1939 to 2003. A 250 ton per day and an 800 ton per day mill are located on the property. It has been reported that records from the Pasto Bueno mine indicate an average production grade during the last year of operations of 1.5% tungsten trioxide (WO_3) and 2.7% copper.

About Primary Metals

Primary is a company listed on the TSX Venture Exchange and owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing some 120,000 MTU's of tungsten trioxide per annum (1 MTU = 1 metric ton unit or 10 kilograms). Significant recent increases in tungsten prices together with current mining activities and improvements have resulted in a profitable first quarter for the Company with reported earnings of C$1,976,984 or C$0.20 per share (see Primary News Release dated August 24, 2005).

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact Jon Carter, President at +44 1702 586 448 or info@primarymetals.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

NEWS RELEASE

Investor Relations Consultant Retained; Stock Options Granted

August 26, 2005 **Symbol: PMI – TSX Venture**

Primary Metals Inc. (the "Company") announces that Lewis Black has been appointed Chairman of the Board, Jonathan Carter has been appointed President and Chief Executive Officer and Kerry Spong has been appointed Chief Financial Officer and Secretary. In addition, the Board welcomes Daniel D'Amato and Christopher D'Amato as new Directors of the Company. Daniel D'Amato is a principal of Almonty, LLC, a major shareholder of the Company. He brings extensive experience in finance and marketing to the Company. Christopher D'Amato has a legal background and experience including work with the U.S. Securities and Exchange Commission.

The Company also announces that the shareholders approved an increase in the number of shares reserved for issuance pursuant to the Company's Stock Option Plan (the "Plan") to 2,147,676 shares. A total of 610,000 incentive stock options have been granted under the plan in accordance with TSX Venture Exchange Policy 4.4. to directors of the Company. The options are exercisable for a five-year period at a price of $2.15 per share and are subject to regulatory approval. The options will bear a four-month hold period and are subject to vesting provisions over an eighteen-month period, in accordance with the terms of the Plan.

The Company also announces that it has retained Ascenta Capital Partners Inc. ("Ascenta") of Vancouver, BC to provide investor relations and financial communications services. Ascenta will receive a fee of $5,000 per month for an initial 12-month term and a five-year stock option to purchase 100,000 common shares at an exercise price of $2.15 per share in accordance with TSX Venture Exchange guidelines and the Company's stock option plan. The options will bear a four-month hold period and are subject to vesting provisions over an eighteen-month period, in accordance with the terms of the Plan. This agreement is subject to regulatory approval.

About Ascenta

Ascenta is a leading provider of outsourced investor relations services to Canadian public companies. These services include investor relations planning, investor and media outreach, strategic counsel, and corporate communications.

Primary Metals owns the Panasqueira tungsten mine. The mine is located in Portugal and produces and sells some 120,000 metric ton units of tungsten trioxide (a metric ton unit is equal to 10 kilograms). Further information is available on the company's website at www.primarymetals.ca and under the company's profile at www.sedar.com

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, Director

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

NEWS RELEASE

Investor Relations Consultant Retained; Stock Options Granted

August 26, 2005 **Symbol: PMI – TSX Venture**

Primary Metals Inc. (the "Company") announces that Lewis Black has been appointed Chairman of the Board, Jonathan Carter has been appointed President and Chief Executive Officer and Kerry Spong has been appointed Chief Financial Officer and Secretary. In addition, the Board welcomes Daniel D'Amato and Christopher D'Amato as new Directors of the Company. Daniel D'Amato is a principal of Almonty, LLC, a major shareholder of the Company. He brings extensive experience in finance and marketing to the Company. Christopher D'Amato has a legal background and experience including work with the U.S. Securities and Exchange Commission.

The Company also announces that the shareholders approved an increase in the number of shares reserved for issuance pursuant to the Company's Stock Option Plan (the "Plan") to 2,147,676 shares. A total of 610,000 incentive stock options have been granted under the plan in accordance with TSX Venture Exchange Policy 4.4. to directors of the Company. The options are exercisable for a five-year period at a price of $2.15 per share and are subject to regulatory approval. The options will bear a four-month hold period and are subject to vesting provisions over an eighteen-month period, in accordance with the terms of the Plan.

The Company also announces that it has retained Ascenta Capital Partners Inc. ("Ascenta") of Vancouver, BC to provide investor relations and financial communications services. Ascenta will receive a fee of $5,000 per month for an initial 12-month term and a five-year stock option to purchase 100,000 common shares at an exercise price of $2.15 per share in accordance with TSX Venture Exchange guidelines and the Company's stock option plan. The options will bear a four-month hold period and are subject to vesting provisions over an eighteen-month period, in accordance with the terms of the Plan. This agreement is subject to regulatory approval.

About Ascenta

Ascenta is a leading provider of outsourced investor relations services to Canadian public companies. These services include investor relations planning, investor and media outreach, strategic counsel, and corporate communications.

Primary Metals owns the Panasqueira tungsten mine. The mine is located in Portugal and produces and sells some 120,000 metric ton units of tungsten trioxide (a metric ton unit is equal to 10 kilograms). Further information is available on the company's website at www.primarymetals.ca and under the company's profile at www.sedar.com

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, Director

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Reports First Quarter Earnings of C$0.20 per share

August 24, 2005 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") is pleased to announce financial results for the first quarter ended June 30, 2005. The Company reports earnings for the quarter of Euros 1,261,717 (C$1,976,984) or Euros 0.13 (C$0.20) per share as a result of the strong performance of the Company's Panasqueira tungsten mine and the significant increases in tungsten price.

Highlights for the first quarter of fiscal 2006 include:

- Net earnings of Euros 1,261,717 or C$1,976,984
- Earnings per share of Euros 0.13 or C$0.20
- Increased tungsten sales of Euros 3,693,463 or C$5,787,287
- Increased tungsten concentrate production of 28,546 MTU
- Commencement of a new, multi-year, improved floating price sales contract based on current tungsten price
- Significant increases in tungsten price continuing in the second quarter of fiscal 2006
- Introduction of refurbishment program to update the Panasqueira mine

"We are delighted to see the Panasqueira mine return profitable results for the quarter" said Lewis Black, Chairman of the Company. "We anticipate that our current plans to update the mine will result in significant improvements for the future and maximum returns for the shareholders."

The Company's operating subsidiary, Beralt Tin and Wolfram (Portugal) has recently implemented improvements in the mine and is acquiring additional new low profile mining equipment to increase mining efficiencies. The processing plant is being refurbished and new equipment is being added. The plant currently produces some 120,000 metric ton units ("MTU's") of tungsten trioxide annually (one MTU is equal to 10 kilograms) and these ongoing improvements are expected to result in lower costs of operations and increased productivity.

The Panasqueira mine has a long history of production of high quality wolframite concentrates and is a dominant producer of tungsten concentrates outside China. Results from the first quarter together with the Management Discussion and Analysis of Results and other information are available at www.sedar.com and at the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, Director

For further information contact James Robertson at 604.669.8988 or info@primarymetals.ca


PRIMARY
METALS
INC.

NEWS RELEASE

New Low Profile Mine Equipment Arriving at Panasqueira

August 19, 2005 **Symbol: PMI – TSX Venture**

Further to a News Release dated June 15, 2005, Primary Metals Inc. ("**Primary**") announces that the planned acquisition of new mine equipment has been completed. Three new low profile LHD ("Load/Haul/Dump") underground mining units are arriving at the Company's operating Panasqueira tungsten mine in Portugal together with two low profile jumbo boom underground drilling rigs. A third low profile jumbo drill rig is scheduled to arrive by the end of October at which time all planned mine equipment acquisitions will be on site and the entire mine will be operated using new, low profile equipment.

The advantages of using the low profile equipment include mining less waste rock and, together with improvements in operating schedules and efficiencies, result in the delivery of an increased tonnage of higher grade tungsten material to the processing plant. Delivery of these new mining units has been earlier than expected and will enable the Company to take greater advantage of the current, high tungsten prices when operations resume by the end of this month, following the scheduled annual August vacation period.

In addition, underground development drilling will be underway at that time, followed by new underground dumper units for additional underground mine development. The acquisitions are being funded by a combination of lease-to-own arrangements and cash from current operations.

The mine hoist from Level 3, where much of the current mining activity is focussed, to Level 2 where the mined ore is crushed and conveyed to surface, is also being rebuilt and re-cabled in preparation for extended hours of operation at the end of this month. Approximately one third of the underground conveyor belt is also being replaced with new material.

The processing plant is also being refurbished and mill availability has been increased from two to three shifts per day, five days per week. New processing equipment has been ordered for delivery later this fall; an increase in tungsten recovery is expected as a result at that time.

The capital expenditures for this current initial phase of mine improvement and new development total US$1.5 million to date. Further expenditures are planned to improve efficiencies and production levels and to undertake further mine development including completion of access to Level 4, which is 90 metres below the current Level 3 mining Level, and will provide tungsten ore in future years.

The Panasqueira mine has a long history of production of high quality wolframite concentrates and is a dominant producer of tungsten concentrates outside China. Recent news releases and further information concerning Primary is available on the Company's website at www.primarymetals.ca and under Primary's profile at www.sedar.com.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, Director

For further information contact James Robertson at 604.669.8988 or info@primarymetals.ca


PRIMARY
METALS
INC.

NEWS RELEASE

New Director Appointed

June 23, 2005 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") is pleased to announce that Lewis Black has been appointed as a director of the Company. Mr. Black is experienced in the sales and marketing of metals including tungsten and will also be directly involved in the evaluation of potential acquisitions for the Company. Mr. Black is a principal of Almonty, LLC, a Delaware corporation that is a major shareholder in Primary.

Mr. Black's experience will be particularly useful in connection with the Company's 100% owned operating Panasqueira tungsten mine located in Portugal and currently producing concentrates containing some 120,000 metric ton units ("MTU") of tungsten trioxide annually. The market price of tungsten has increased significantly from quoted ammonium paratungstate ("APT") prices of around US$95 per MTU in January 2005 to current levels of US$290 per MTU.

The Company's wholly-owned subsidiary, Beralt Tin & Wolfram which owns the Panasqueira tungsten mine, recently signed a multi-year sales agreement for the production from the operation and is currently evaluating opportunities to increase tungsten concentrate sales. Further information is available on the company's website at www.primarymetals.ca and under the company's profile at www.sedar.com

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, Director

For further information contact James Robertson at 604.669.8988 or info@primarymetals.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

NEWS RELEASE

Multi-Year Tungsten Sales Agreement Signed

June 15, 2005 **Symbol: PMI – TSX Venture**

Further to a related news release on May 31, 2005, Primary Metals Inc. ("Primary") is pleased to announce that a multi-year sales agreement has been concluded for the sale of tungsten concentrate from the company's operating Panasqueira tungsten mine in Portugal. The agreement was reached between OSRAM SYLVANIA, one of the world's premier lighting and tungsten product manufacturers, and Beralt Tin & Wolfram (Portugal) S.A.R.L. ("Beralt"), a wholly owned subsidiary of Primary and owner of the Panasqueira tungsten mine.

Under the terms of the agreement, OSRAM SYLVANIA will purchase 100% of the tungsten production from Beralt, subject to a maximum that allows Beralt significant scope for increased production during the life of the contract. The contract pricing for Beralt concentrates is based on market prices for ammonium paratungstate ("APT"). At recent market price levels for APT and other co-products, Beralt's sales revenues could reach US$25 million per annum.

The market price of tungsten has increased significantly from quoted APT prices of around US$95 per metric ton unit ("MTU") of tungsten trioxide ("WO_3") in January 2005 to current levels of US$290 per MTU. As a result, Beralt has already embarked on an investment program that will modernize much of the existing mining equipment and infrastructure. All underground mining equipment is being replaced with the latest low profile machinery available, which will bring a significant improvement in mining efficiency, improvement in mine capacity and a reduction in operating costs. The company is also evaluating the introduction of advanced technology for the recovery of ultra fine tungsten particles that would improve the overall recovery of tungsten from the ore dressing plant. In addition, this equipment may be able to recover tungsten from stockpiled fine tailings material known to contain over 300,000 MTU of WO_3.

About OSRAM SYLVANIA

Headquartered in Danvers, Mass., OSRAM SYLVANIA is the North American operation of OSRAM GmbH. Together with its parent company, it is the second-largest lighting and materials enterprise in the world, serving customers in more than 140 countries. OSRAM SYLVANIA manufactures and markets a wide range of lighting products, including automotive, electronic and magnetic ballasts, and precision materials and components for industrial and commercial users, original equipment manufacturers and consumers, sold primarily under the SYLVANIA

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744


PRIMARY
METALS
INC.

brand name, but also under the OSRAM brand. The company also offers lighting systems installation and maintenance services. For further information, please refer to the OSRAM SYLVANIA Web site at www.sylvania.com.

About Primary Metals Inc.

Primary Metals Inc. is a publicly traded company that owns the operating Panasqueira tungsten mine through its wholly owned subsidiary, Beralt. Panasqueira is one of the few operating tungsten mines outside China and produces approximately 120,000 MTU's of tungsten trioxide annually in the form of a high quality wolframite concentrate with a workforce of 250 people. Primary is in the process of evaluating additional mining projects for possible acquisition with a view to diversity and growth of the company. There are currently 9,981,718 shares issued, trading on the TSX Venture Exchange under the symbol PMI. Further information is available on the company's website at www.primarymetals.ca and under the company's profile at www.sedar.com

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, Director

For further information contact James Robertson at 604.669.8988 or info@primarymetals.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


PRIMARY
METALS
INC.

NEWS RELEASE

Beralt Appoints New Director

June 8, 2005 **Symbol: PMI – TSX Venture**

Primary Metals Inc. is pleased to announce on behalf of Beralt Tin and Wolfram, its wholly owned tin and tungsten mining operation in Portugal, that Mr. António Corrêa de Sá has agreed to join the Board of Directors of Beralt and will become vice chairman with immediate effect.

Mr. Corrêa de Sá has more than 15 years previous experience with Beralt having worked for the company between 1983 and 1999, initially as General Manager and later as Managing Director. For the last 6 years he has been the Managing Director of Somincor, operator of the Neves-Corvo copper mine in Portugal, and from July 2005 will become non-executive Chairman of Somincor.

Mr. Corrêa de Sá will work closely with Beralt's management to enhance the ongoing mine development plan and further improve overall mining efficiencies.

Primary Metals Inc. is a publicly traded company that owns the operating Panasqueira tungsten mine through its wholly owned subsidiary, Beralt. Panasqueira is one of the few operating tungsten mines outside China and produces approximately 120,000 MTU's of tungsten trioxide annually in the form of a high quality wolframite concentrate. The market price for tungsten has risen dramatically in 2005 and, as a result, Primary is now in the process of evaluating additional mining projects for possible acquisition with a view to diversity and growth of the company. Primary trades on the TSX Venture Exchange under the symbol PMI and has an issued capital of 9,981,718 common shares. Further information is available on the company's website at www.primarymetals.ca and under the company's profile at www.sedar.com

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, Director

For further information contact James Robertson in Canada at 604.669.8988 or Jon Carter, President, in England at 01702 586448 or info@primarymetals.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


PRIMARY
METALS
INC.

NEWS RELEASE

Agreement with Majority Shareholder for Financial Support for Tungsten Mine

May 31, 2005 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("**Primary**") has concluded an agreement with its majority shareholder Almonty, LLC ("**Almonty**") pursuant to which Almonty will provide to Primary's indirect wholly owned subsidiary Beralt Tin & Wolfram (Portugal) S.A.R.L. ("**Beralt**") a US$500,000 convertible credit facility, will assume 50% of Beralt's obligations under a capital lease of equipment for the Beralt's Panasqueira operating tungsten mine in Portugal, will assist Beralt in securing a new sales contract based on specified terms with the purchaser of tungsten concentrate from the Beralt mine and will assist Primary in securing additional capital, as and when necessary, for the improvement and repair of the Beralt mine facility. Subject to Beralt securing a new sales contract on specified terms with an arm's length purchaser of tungsten concentrate produced by the Panasqueira mine, Almonty will be entitled to share equally with Beralt in the increased revenue stream, if any, that Beralt realizes from the new contract.

The Credit Facility will be made available to Beralt at the rate of US$125,000 per quarter, commencing July 15, 2005, to the maximum aggregate amount of US$500,000, will have a five year term, bear interest at the rate of 5% per annum on amounts drawn and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of draw down in accordance with the policies of the TSX Venture Exchange.

Assuming the Credit Facility is fully drawn and converted at a price of Cdn$0.65, an exchange rate of US$1.00 = Cdn$1.25, no other issuances of securities by Primary or exercises of convertible securities and no other acquisition or disposition by Almonty of shares of Primary, Almonty's share ownership would increase by 961,538 common shares to 6,168,230 common shares, representing 54.5% of the issued and outstanding shares, and a further 961,538 share purchase warrants of Primary.

The agreement will provide Beralt with financial support, financial relief under its current capital lease obligations and, if a new tungsten sales contract is entered into on the specified terms, provide Beralt with an immediate increase in revenue from tungsten sales based on current ammonium paratungstate ("**APT**") prices, the security of a longer term sales contract and the potential to realize further revenue if the price of APT increases.

The Panasqueira mine has a long history of production of high quality wolframite concentrates and is a dominant producer of tungsten concentrates outside China. Mr. Jonathan Carter, President of Primary and Chairman of Beralt, commented "This agreement will be of significant benefit to Primary and Beralt and provides an immediate opportunity to improve tungsten sales


PRIMARY
METALS
INC.

revenue from Panasqueira as well as ensuring the availability of funds for new mine equipment and further development. Beralt is now rebuilding with expectations for a profitable future." Recent news releases and further information concerning Primary and Beralt is available on Primary's website at www.primarymetals.ca and under Primary's profile at www.sedar.com.

A material change report respecting the transaction has been filed pursuant to OSC Rule 61-501, and can be accessed under Primary's profile on SEDAR at www.sedar.com. The transaction may close prior to 21 days following the filing of the material change report if in the opinion of Primary an earlier closing is reasonable and necessary in the circumstances to permit Primary to benefit from the current increase in APT price.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, Director

For further information contact James Robertson at 604.669.8988 or info@primarymetals.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


PRIMARY
METALS
INC.

NEWS RELEASE

Stock Options Granted

May 6, 2005 **Symbol: PMI – TSX Venture**

Primary Metals Inc. (the "Company") announces that, pursuant to the Company's Stock Option Plan (the "Plan"), a total of 775,000 incentive stock options have been granted to directors, officers and employees of the Company as defined by TSX Venture Exchange Policy 4.4. The options are exercisable for a five-year period at a price of $0.51 per share and are subject to regulatory approval. The options will bear a four-month hold period ending September 7, 2005 and are subject to vesting provisions over an eighteen-month period, in accordance with the terms of the Plan.

On Behalf of the Board of Directors,

"*James Robertson*"

James Robertson, Director

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

Primary Metals Inc. (the "Issuer")
#306 - 850 West Hastings Street
Vancouver, BC, V6C 1E1

Tel: (604) 669-8988
Fax:: (604) 669-2744

ITEM 2. DATE OF MATERIAL CHANGE

May 6, 2005

ITEM 3. NEWS RELEASE

Issued May 6, 2005 and distributed through the facilities of Canada Stockwatch and Market News.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release dated May 6, 2005.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release dated May 6, 2005

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: James Robertson, Secretary and Chief Financial Officer
Telephone: 604-669-8988

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 9th day of May, 2005.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

PRIMARY METALS INC. ("Primary")
#306 - 850 West Hastings Street
Vancouver, BC, V6C 1E1

Tel: (604) 669-8988
Fax: (604) 669-2744

ITEM 2. DATE OF MATERIAL CHANGE

May 31, 2005

ITEM 3. NEWS RELEASE

Issued May 31, 2005 and distributed through the facilities of CCNMathews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Primary has concluded an agreement with its majority shareholder Almonty, LLC ("**Almonty**") pursuant to which Almonty will provide to Primary's indirect wholly owned subsidiary Beralt Tin & Wolfram (Portugal) S.A.R.L. ("**Beralt**") a US$500,000 convertible credit facility, will assume 50% of Beralt's obligations under a capital lease of equipment for the Beralt tungsten mine in Portugal, assist Beralt in securing a new sales contract based on specified terms with the purchaser of tungsten concentrate from the Beralt mine and will assist Primary in securing additional capital, as and when necessary, for the improvement and repair of the Beralt mine facility. Subject to Beralt securing a new sales contract on specified terms with an arm's length purchaser of tungsten concentrate produced by the Panasqueira mine, Almonty will be entitled to share equally with Beralt in the increased revenue stream, if any, that Beralt realizes from the new contract.

The agreement is a "related party transaction" under OSC Rule 61-501. The agreement was reviewed by the entire board of directors of Primary (the "**Board**"), all of whom are independent of Almonty, and by a special committee of the directors who are also independent of management ("**Special Committee**") and the Board and the Special Committee separately concluded that the terms of the transactions were fair and reasonable under the circumstances and the transactions are beneficial to and in the interests of Primary and its shareholders, including minority shareholders. The Special Committee also determined that in the circumstances the "financial hardship" exemptions in sections 5.5(8) and 5.7(1)(6) of OSC Rule 61-501 are applicable.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

(a) Description of the Transaction.

Primary has concluded an agreement with its majority shareholder Almonty, LLC ("**Almonty**") pursuant to which Almonty will provide to Primary's indirect wholly owned subsidiary Beralt Tin & Wolfram (Portugal) S.A.R.L. ("**Beralt**") a US$500,000 convertible credit facility, will assume 50% of Beralt's obligations under a capital lease

of equipment for the Beralt Panasqueira tungsten mine in Portugal, will assist Beralt in securing a new sales contract based on specified terms with the purchaser of tungsten concentrate from the Beralt mine and will assist Primary in securing additional capital, as and when necessary, for the improvement and repair of the Beralt mine facility. Subject to Beralt securing a new sales contract on specified terms with an arm's length purchaser, Almonty will be entitled to share equally with Beralt in the increased revenue stream, if any, that Beralt realizes from the new contract.

The Credit Facility will be made available to Beralt at the rate of US$125,000 per quarter, commencing July 15, 2005, to the maximum aggregate amount of US$500,000, will have a five year term, bear interest at the rate of 5% per annum on amounts drawn and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of draw down in accordance with the policies of the TSX Venture Exchange.

Assuming the Credit Facility is fully drawn and converted at a price of Cdn$0.65, an exchange rate of US$1.00 = Cdn$1.25, no other issuances of securities by the Issuer or exercises of convertible securities and no other acquisition or disposition by Almonty of shares of Primary, Almonty's share ownership would increase by 961,538 common shares to 5,879,768 common shares, representing 54.5% of the issued and outstanding shares, and a further 961,538 share purchase warrants of Primary.

(b) Reasons for the Transaction

Beralt requires immediate financial support and the security of one or more long term contracts for the sale of tungsten from the Panasqueira mine. The consolidated working capital of the Issuer as at March 31 has been negative in each year since the mine was acquired 2003 and has been steadily declining. The estimated working capital deficiency as at March 31, 2005 is Euros 1,704,290. The mine requires significant capital development and new mining equipment to develop access to mineable resources required for future operations.

(c) Effect of the Transaction on the Issuer's Business and Affairs

The agreement with Almonty will provide Beralt with financial support, financial relief under its current capital lease obligations and, if a new tungsten sales contract is entered into on the specified terms, provide Beralt with an immediate increase in revenue from tungsten sales based on current ammonium paratungstate ("**APT**") prices, the security of a longer term sales contract and the potential to realize further revenue if the price of APT increases.

(d) Relevant History of the Subject Matter of the Transaction

Beralt's existing tungsten sales contract is a short term contract and limits the increased revenue available to Beralt as tungsten (APT) prices increase. Efforts of Beralt to negotiate improved pricing and a longer term contract, both of which are important to the ongoing operations at the Panasqueira mine, have been unsuccessful. During 2004, Beralt required assistance from the Portuguese government to continue its operations.

(e) Interest in the Transaction of Almonty and Almonty, Insiders, Associates and Affiliates and any other Related Party

Based on information provided to the Issuer, Almonty owns or controls, directly and indirectly 4,918,230 common shares of the Issuer; being approximately 50.8% of the

outstanding common shares of the Issuer. Each of Lewis Black and Daniel D'Amato beneficially own or control 50% of Almonty. Almonty will receive 50% of any increase in revenues realized by Beralt as a result of the renegotiated sales contract. Almonty's shareholdings in Primary may increase as a result of the transaction. Assuming the Credit Facility is fully drawn and converted at a Market Price of Cdn$0.65 and an exchange rate of US$1.00 = Cdn$1.25, and no other issuances of securities by the Issuer or exercises of convertible securities, Almonty would then own 5,879,768 common shares, representing 54.5% of the issued and outstanding shares, and a further 961,538 share purchase warrants of Primary.

(f) Review and Approval Process:

The Board is entirely independent of Almonty and the two directors forming the Special Committee are also independent of management. The Board and the Special Committee each unanimously determined that the terms of the transaction are fair and reasonable in the circumstances and that the agreement is in the best interest of the Issuer and its shareholders, including its minority shareholders. No director had a materially contrary view to or material disagreement with respect to the approval of the Agreement and no director abstained from voting on the transaction.

(g) Summary of any Valuation

No valuation will be conducted. The Special Committee determined that the 'financial hardship' exemptions in sections 5.5(8) and 5.7(1)(6) of OSC Rule 61-501 would be applicable, based, among other things, on the facts set forth under the heading "(b) Reasons for the Transaction" above.

(h) Expected Date of Closing

The transaction may close prior to 21 days following the filing of this material change report if in the opinion of the Issuer an earlier closing is reasonable and necessary in the circumstances to permit the Issuer to benefit from the current increase in APT price.

In accordance with OSC Rule 61-501, the Issuer will send a copy of this material change report to any security holder of the Issuer upon request and without charge.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: James Robertson, Director
Telephone: 604-669-8988

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 31st day of May, 2005.

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Primary Metals Inc. (the "Issuer")
#306 - 850 West Hastings Street
Vancouver, BC, V6C 1E1

Telephone No.: 604-669-8988
Facsimile No.: 604-669-2744

ITEM 2. DATE OF MATERIAL CHANGE

June 23, 2005

ITEM 3. NEWS RELEASE

Issued June 25, 2005 and distributed through the facilities of CNN Mathews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Kerry Spong, Chief Financial Officer and Secretary
Telephone: 604-669-8988

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 5th day of July, 2005.

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Primary Metals Inc. (the "Company")
Suite 306 – 850 West Hastings Street
Vancouver, BC V6C 1E1

ITEM 2. DATE OF MATERIAL CHANGE

August 25, 2005

ITEM 3. NEWS RELEASE

Issued August 26, 2005 and distributed through the facilities of Canada Stockwatch and Market News.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Kerry Spong, Chief Financial Officer and Secretary
Telephone: 604-669-8988

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 29th day of August, 2005.

Date and Time: September 6, 2005 09:27 AM Pacific Time


BRITISH
COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: August 31, 2005 02:15 PM Pacific Time

Incorporation Number: **BC0584650**

Recognition Date: *Incorporated on May 3, 1999*

NOTICE OF ARTICLES

Name of Company:

PRIMARY METALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
FLOOR 10
595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
FLOOR 10
595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
FLOOR 10
595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
FLOOR 10
595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA


RECEIVED
2005 SEP -7 P 3:49

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROBERTSON, JAMES

Mailing Address:
306 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1
CANADA

Delivery Address:
306 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1
CANADA

Last Name, First Name, Middle Name:
RAFTERY, MICHAEL

Mailing Address:
306 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1
CANADA

Delivery Address:
306 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1
CANADA

Last Name, First Name, Middle Name:
CARTER, JONATHAN

Mailing Address:
306 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1
CANADA

Delivery Address:
306 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1
CANADA

Last Name, First Name, Middle Name:
SPONG, KERRY

Mailing Address:
306 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1
CANADA

Delivery Address:
306 - 850 WEST HASTINGS STREET
VANCOUVER BC V6C 1E1
CANADA

Last Name, First Name, Middle Name:
BLACK, MICHAEL LEWIS

Mailing Address:
59 TER RUE BONAPARTE
PARIS 75006
FRANCE

Delivery Address:
59 TER RUE BONAPARTE
PARIS 75006
FRANCE

Last Name, First Name, Middle Name:
D'AMATO, DANIEL GUY

Mailing Address:
APT. #1, 632 EAST 11TH STREET
NEW YORK NY 10009
UNITED STATES

Delivery Address:
APT. #1, 632 EAST 11TH STREET
NEW YORK NY 10009
UNITED STATES

Last Name, First Name, Middle Name:
D'AMATO, CHRISTOPHER PAUL

Mailing Address:
SUITE 2506, 101 PARK AVENUE
NEW YORK NY 10178
UNITED STATES

Delivery Address:
SUITE 2506, 101 PARK AVENUE
NEW YORK NY 10178
UNITED STATES

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

Incorporation number: **BC0584650**

PRIMARY METALS INC.
(the "Company")

EFFECTIVE DATE OF ARTICLES
August 31, 2005

The Company has as its articles the following articles.

Full name and signature of authorized signatory	Date of signing
[signature] James Robertson	August 31, 2005

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "*Interpretation Act*" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of the shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the *Business Corporations Act.*

2.9 Recognition of Trusts and Partial Interests in Shares

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights *of* the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

   (a) past services performed for the Company;

   (b) property;

(c) money; and

(2) the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register and any Branch Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an authorized instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid as a fee to the Company, registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require a declaration of transmission made by the legal

personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

8.1 Powers of Company

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

  (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

  (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

  (c) subdivide all or any of its unissued, or fully paid issued, shares;

  (d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2) by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

9.3 Change of Name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2) if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders

A meeting of the Company may be held:

(1) in the Province of British Columbia;

(2) at another location outside British Columbia if that location is:

  (a) approved by resolution of the directors before the meeting is held; or

  (b) approved in writing by the Registrar of Companies before the meeting is held.

10.5 Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document :

    (a) will be available for inspection by shareholders at the Company's head office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

    (b) may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution (when such resolution is required by law) at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present in person or by proxy.

11.4 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to

vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting shall constitute a quorum.

11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

    (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

    (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either in person or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) at the discretion of the chair, be provided at the meeting to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

____
Signed [month, day, year]

____
[Signature of shareholder]

____
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

12.16 Electronic Meetings and Voting

The directors may determine that a meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the directors determine to make one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the directors determine to make one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Company must enable the votes to be gathered in a manner that adequately discloses the intentions of the shareholders and permits a proper tally of the votes to be presented to the Company. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communication facility in addition to or in substitution for instructing proxy holders by mail.

13. DIRECTORS

13.1 Number of Directors

The number of directors shall be determined from time to time by the board of directors but shall not be fewer than three (3) directors if the Company is a public company.

13.2 Change in Number of Directors

If the number of directors is set under Article 13.1:

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to

these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately upon the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Remuneration of Auditors

The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act.*

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company is invalid merely because:

(1) a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction;

(2) a director of senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

(3) the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3) any other director or officer chosen by the directors if:

(a) neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president is willing to chair the meeting; or

(c) the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

  (a) the power to fill vacancies in the board of directors;

  (b) the power to remove a director;

  (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

  (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21, "expenses" has the meaning set out in the *Business Corporations Act.*

21.2 Mandatory Indemnification of Directors and Officers

The directors must cause the Company to indemnify its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act*. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section.

21.3 Mandatory Payment of Expenses of Directors and Officers

The directors must cause the Company to pay the expenses reasonably and actually incurred by its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act*. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity referred to in this section.

21.4 Indemnification

Subject to any restrictions in the *Business Corporations Act* and these Articles, the Company may indemnify any other person.

21.5 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

  (a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

  (b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the Securities Act (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.





UPDATED TECHNICAL REPORT

on the



PANASQUEIRA MINE

DISTRITO DE CASTELO BRANCO, PORTUGAL

FOR

PRIMARY METALS INC.

by:
G. Cavey, P.Geo.
David Gunning, P.Eng.

July 25, 2006

OREQUEST



SUMMARY

The Panasqueira mine is located in central Portugal, in the Distrito de Castelo Branco, on the southern edge of the Sierra da Estrela, a Portuguese mountain range approximately 300 km northeast of the Portuguese capital city of Lisbon and 200 km southeast of the port city of Porto. The Panasqueira mining concession named "Contract of Exploitation No. C-18", is owned and operated by Beralt Tin & Wolfram (Portugal) S.A. and covers an area of 1913.5983 hectares.

Primary Metals Inc. holds a 100% interest in the Panasqueira concession through its wholly owned subsidiary companies.

The first prospecting licence at Panasqueira was granted in 1886 and the first reference to wolframite mineralization in the area reportedly dated to 1888. The mining company was founded in 1896 to mine tungsten at Panasqueira as the industrial uses of the commodity were first being developed throughout the world. The mine has been operating more or less continuously since that time except for a brief period at the end of World War II and a second closure in the mid 1990's. During the period 1947-2001, a total of approximately 26 million tonnes of rock has been mined which has produced approximately 92,800 tonnes of tungsten concentrate, 4,800 tonnes of tin concentrate and 28,600 tonnes of copper concentrate.

The Panasqueira deposit lies in a folded metasedimentary sequence known as the upper Precambrian-Cambrian aged Beira-Schist Formation which is composed of a several thousand metres thick sequence of lower marine flyschoid schists, greywackes, lenticular, thinly bedded mudstones, shales and arenites. The Panasqueira deposit consists of a series of stacked, sub-horizontal, hydrothermal quartz veins intruding into the Beira schists containing principally, wolframite, arsenopyrite, chalcopyrite and cassiterite. The mineralized zone has dimensions of approximately 2,500 m in length; it varies in width from 400m to 2,200m and continues to at least 500 metres in depth. Intrusives are an important component to the mineralizing events at Panasqueira, a granitic intrusion noted in the mine workings is thought to be the principal source of the mineralizing fluids responsible for the economic wolframite vein system. The most dominant and important structural feature at the Panasqueira mine is a flat open joint system prevalent throughout the mine workings. The remobilized ore bearing fluids migrated from the intrusive into these flat joints to form the stacked quartz vein system being mined today.

Historically, mining has progressed from the upper levels to the lower levels; reserves from above Level 0 and Level 1 have been mined out. Only a few small reserve blocks remain above Level 2 with most of the reserves laying above Level 3 (90 metres below Level 2). The deposit, between Level 1 and Level 2 (at depth of 60 m vertical separation) consisted of seven or eight flat dipping veins with an average thickness of 0.3 metres (range 0.1-1.0m) that typically hosted the economic mineralization over continuous strike lengths of 40 to 60 metres. These mineralized quartz veins located throughout all mine levels, typically pinch out and later re-occur. Mine development is currently focused between Level 2 and Level 3 with tungsten grade and vein densities proving to be similar to the previously mined levels above Level 2. Only a limited amount of exploration drilling has been completed into Level 4. The limited drilling to date indicates that the vein density may be decreasing in Level 4 compared to Level 3 although certain areas of Level 4 could be as productive as Level 3. Further drilling is required to test Level 4.



Even though the mine has been in operation for more than 100 years, very little in the way of "true" exploration has been conducted on the property outside the active or past mine workings. The hills surrounding the present day operation contain many old pits and shafts left from old small tungsten vein hand mining operations. True exploration of the concession and the area immediately surrounding the concession seems to have been fairly limited. A regional stream sediment geochemical survey carried out between 1982-1984 by Beralt outlined several anomalous areas of elevated tungsten and tin geochemistry in the concession and along the borders. Several BQ sized exploration drill holes have been drilled outside the main area of known veining either outside the present concession boundary or very close to the edge of the boundary. Several of these holes intersected quartz veinlets that contained visible wolframite. Beralt also completed a lithogeochemical survey over selected areas of the Panasqueira concession and in the immediate area adjacent to the concession which returned areas of tin and tungsten anomalies. Two areas appear to stand out as potential sites for follow-up work as defined by both anomalous lithogeochemical sample results and anomalous stream sediment results.

Exploration drilling for additional reserves in advance of production continues as the normal course of the mine activities. Since 1946 to Nov 2005, the company has completed 74 diamond drill holes from surface. These holes commonly flatten considerably as they deepen and are therefore not considered very useful for vein location. The company, instead, relies on underground drilling for vein location. To date, the company had completed 2,567, mostly 46mm sized core, underground diamond drill holes. A combination of a historic core storage fire and the practice of dumping the core to reuse core boxes has left the operation with a small collection of core available for review. In Nov 2005 through to March 2006, the company completed an additional eight diamond drill holes (2,312.65m) from surface. The company, through its past experience, considers quartz vein exceeding 18cm in width significant and targets future underground development based on those intercepts. A total of 80 veins were intercepted, 15 of those holes exceeding 18cm in thickness. These intercepts are used to define the blocks included in the company's Inferred Resource category.

Mining at the Panasqueira mine has evolved from labour intensive hand operations in the early 1900's through mechanized longwall methods to a mechanized room and pillar operation. The mining method is possible in part due to the very competent host rock and underground rock support is rare. Blocks of ore are laid out initially in 100m by 80m sections by driving 5 metre wide tunnels 2.2 metres in height. The height of the stopes was nominally 2.1m but increased to 2.3 m in areas where ore bearing veins are more variable in their dip, strike or thickness. Within the past 3 years new lower profile equipment has been purchased with the target of reducing the stope height to 1.8 metres. Five metre tunnels are again driven to create roughly 11m by 11m pillars which are ultimately reduced to 3m by 3m pillars providing an extraction rate of 84%.

On each of the two haulage levels (Level 2 at 560 metres a.s.l. and Level 3 at 470 metres a.s.l.) currently in use, rail is utilized to transport ore from 1.8 metre diameter bored raises in the stopes to either the winze, a vertical rock hoisting shaft, that was completed in 1998, connecting Level 3 to Level 2 and designed to transport the 5-ton cars, or the orepass where all ore from the mine is stored prior to being crushed and transported along the 1203m long 17% Santa Barbara conveyor belt that discharges into a large coarse ore bin located under the mine office. The jaw crusher has a capacity of 250 tonnes per hour and is available to operate from noon to midnight five days per week. Mine costs vary between €5 and €15 per ROM tonne.



The mine currently operates at a rate of 55,000 tonnes per month with a recovered grade of 0.17% WO_3 which should produce about 110 tonnes of high grade concentrate and 20 tonnes of low grade concentrate. This production level is sufficient to satisfy its contracts at this time.

With 100 years of operating experience in a statistically difficult orebody, Beralt has derived a method of probable reserve and indicated or inferred resource estimation that appears to be effective. Estimations are made primarily based on vein thickness, the D9 formula is used to assign a grade to an area and the area is determined by a whether or not the vein is greater than 30 cm. If the vein is less than 18 cm (13 kg/m^2 by D9 formula) the intercept will not be included in the reserve or resource.

Inferred resources are generally the result of vein intercepts greater than 18cm but less than 30 cm that become isolated because the resulting 34m area of influence is insufficient to reach the next hole due to the fact that most drilling is done from underground base galleries spaced 100 metres apart. Over time the mine has found that 40% of the original inferred areas are mined and so in the estimation process the extractable 84% of the inferred area is further reduced to 34% (40% of 84%) of the inferred area surrounding the drill hole.

Probable reserves and Indicated resources are based on the same criteria, 84% extraction of overlapping areas of influence. Historically 60% of this material has been mined. The difference between probable reserves and indicated resources is known economics. Probable reserves are located in areas with base galleries and ramps whereas indicated resources are in parts of the mine without accessible development and have not had an economic study done to verify profitable extraction.

Proven Reserves are located in the immediate current mining areas. These reserves are the areas within 34 metres of active working places as well as all of the pillars which have not been completely extracted. They have been fully diluted to the 2.2 metre mining height.

The mine uses a cutoff grade of 13 kg/m^2 of contained wolframite. Using the normal 6.16 tonnes per m^2 mining rate the cutoff grade becomes 0.158% WO_3.

OreQuest has determined that as of February 1, 2006 there were 539,000 tonnes of Proven Reserves with a grade of 0.239% WO_3 were estimated above Level 3 which will provide plant feed for the next year. Proven and Probable Reserves are estimated to be 1, 391,519 tonnes with an average grade of 0.233% WO_3. These Proven and Probable Reserves would maintain current production levels (550,000 tonnes per annum) for two and a half years. This current Proven Reserve grade is nearly 0.1% lower than the Proven Reserve grade of 0.336% WO_3 estimated in 2002. The reason for this is simple economics. In late 2004 the price of tungsten increased drastically, along with most other mineral commodities, permitting the economic extraction of lower grade veins and as these veins were developed the remnant pillars were put into the reserve. Prior to 2004 only the best grade veins could be mined and even then profitability was difficult.

At current production rates of approximately 550,000 tonnes per year, the Proven and Probable Reserve of 1.39 million tonnes, will provide 2.5 years of mill feed. There are Indicated Resources for the D9 area above Level 3 estimated at 1.15 million tonnes grading 0.283% WO_3 with



an additional 1.2 million tonnes grading 0.241% WO_3 above Level 2 which have not been developed yet. In addition, there is the Panasqueira deep area further to the north with and indicated resource of 874,624 tonnes of 0.267% WO_3. In total there is an indicated resource of 3.25 million tonnes grading 0.263% WO_3 which would add another 6 years of mine life if converted to reserves. The indicated resources are located in areas not currently developed and there have been no studies to determine the cost of this development and therefore the indicated resource cannot be considered a reserve until after a feasibility study of the Panasqueira deep and other required development as well as that of Level 4.

In addition to the Proven Reserves, Probable Reserves and Indicated Resources, there are 1.6 million tonnes of Inferred Resources grading 0.224% WO_3. Inferred Resources have not been included in any economic analysis or mine life projections and will need further testing to upgrade the resources into an Indicated Resource category.

The average resource grade estimate is generally lower than the grade of production in the mill. The exception to this is in 2001 when some development was required and the result was lower ROM grades. This lower production grade compared to resource grade is happening currently now that the production rate has been increased along with several years without the development of new reserves.

Beralt has been successful in replacing reserves and resources although they are becoming progressively lower grade. Since 1995, a similar tonnage has been milled as that which was originally quoted as a resource. The tonnage milled has produced 73% of the mtu's stated in the 1995 resource. This would be more than accounted for by the combined 85% mill recovery and 84% mining extraction rate not accounted for in the resource estimate.

Wolframite concentrates have been recovered from the Panasqueira mine for almost 100 years more or less continuously. The company owns and operates a Heavy media, gravity and flotation plant that produces WO_3 concentrates which are sold to one principle customer. The overall plant recovery of WO_3 is consistently calculated to be near 85% but has dropped slightly in the past 2 years due to lower grades and higher throughput.

In 2005 the price of tungsten rose dramatically and subsequently the production rate in the mine has been increased. The result is that the proven reserve is mined very quickly and more indicated resources are being milled prior to getting into the reserve. This is due to a lack of development in the previous years when the mine was not even covering its costs. The result is a 2005 block factor of only 87.5%. In fact this factor should be even lower because the measuring of grade formula has not yet been adjusted for the low profile equipment. The use of the old thickness of 2.2 versus the 1.8m height common in the low profile sections results in a 20% understatement of the reserve grade.

The rise in the price of all metals and many other commodities has not omitted tungsten. The year 2005 has seen a dramatic rise in the price from previous prices of below \$100 to the current price of well over \$200 per mtu. China has been the primary producer of tungsten in the past 10 years and more but with China having difficulty supplying its internal demand currently the world price for tungsten should stay strong until a slowdown in the Chinese and or world economies occurs.



The Beralt mine currently has one principle customer with a current contract is due to expire in April, 2010 with prices based on quoted average monthly prices for ammonium paratungstate. The customer has agreed to purchase a minimum of 120 tonnes /month with an option to purchase up to 200 tonnes per month.

The mine has paid off most of its loans over the past year. The only debt remaining is from February to July 2004 when the government paid all of the wages for the mine when tungsten prices threatened to shut the mine down. The company owes €1.7 million which is accruing at 2.5% interest and must be paid within 12 years. The company also has €6 million of carried losses to be used against profits. This may offset most of the pre-tax profit for fiscal 2006.

Actual recent average costs for previous years have been used where possible. Cost accounting has been maintained in good order for several years at the minesite and therefore the cost numbers used in this analysis are representative of the actual costs at the mine under the current operating conditions. The monthly reports were quite complicated due to the many complexities in the accounts. The adoption of the Euro has helped in these matters .

A grade of 0.23% WO_3 has been used for financial projections. Proven Reserves at last estimation averaged 0.239% and the grade of the total resources in all categories is 0.25% WO_3. History has shown production to slightly exceed the latest reserve calculation. However there is still development required that may result in lower ROM grades and hence the 0.23% grade was selected.

The mine now operates at a significant positive cash flow. No attempt was made to evaluate the value of assets such as mine/plant equipment or real estate or accurately quantify the environmental liability. An independent valuation of the above ground assets was done in April 2002 by CPU Consultores Industriais, LDA of Lisbon, in Portugal they reported a total value of €5,750,870 for the above ground assets excluding the underground assets, and any liabilities related to the environmental concerns or closure. No attempt has been made by the authors to verify or refute this value.

Salaries accounted for about €4,500,000 in fiscal 2005, nearly 50% of the cash costs. This means that any disruptions to production result in higher unit costs. The converse is also true if productivity can be increased and the concentrate can be sold then unit costs can be reduced. In 2001, Avocet estimated that a liability of about €800,000 existed if the mine was to close and employees were paid severance. Avocet has also estimated care and maintenance costs (mainly pumping and treating water) of about €350,000 per year. These care and maintenance costs could be partially offset by gravel sales at current levels from the tailings pile as long as quantities lasted. Closure and care and maintenance costs would probably be 50% higher now but are not presently a concern now that the mine is profitable with the higher tungsten prices.

In 2002 the exchange rate of $1.00 US equals €1.02 was used for the economic analysis. Today the Euro is much stronger trading at 1.25 $US. Beralt concentrate sales are in US$ and so the operation is sensitive to the exchange rate as almost all of the costs are in Euros. The trend of the falling US$ is likely to continue however recently commodity prices have tended to offset changes in the exchange rates. Sales contracts are based upon the APT price removing the risk of spread between mineral concentrate and APT prices.



In 2002, Beralt had obligations to pay back two loans in Portugal. One was obtained from the BNU bank and was used to finance the mechanization of the mine and funded the internal shaft, purchase of jumbos etc. The second debt is with LOCAPOR EM and was also used to fund mechanization. Both of these loans will have been repaid by the end of 2006.

Unit mining costs typically vary between €5 and €15 per ROM tonne on a monthly basis (the wide fluctuation due to extended shutdowns for mechanical or holiday reasons). For the forecasts a mining cost of €9 per tonne was used as it was near the average for fiscal 2005. Plant costs are a bit more consistent varying between €2 and €3 per tonne averaging €2.8. These unit costs are relatively low for an underground mine due to the low cost of labour, the ability to liberate minerals without grinding and the large areal extent of the ore body and consequent high number of working faces.

The production of WO_3 has been assumed to continue at the current rate for the next year. The current delivery schedule was extended through 2007 along with the price and current costs in the analysis. The sales contract extends through 2010 based on APT price. The operation is most sensitive to the price paid for its wolframite concentrates. In 2004 the mine nearly closed because the price for tungsten was near US$50 per mtu and revenues did not meet the costs of production. Since then the price for tungsten has risen dramatically to over US$200 per mtu and the mine is operating with substantial positive cash flow. Production has increased but the ROM grade has fallen in order to meet higher production tonnage. If the price of tungsten drops back to previous levels below $100 the mine will have to take action and maintaining positive cash flow may not be possible.

The Panasqueira mine has been operating almost continually for 100 years. The mine nearly halted production in 2004 but survived to capitalize on recent rises in metal prices. With tungsten prices currently over $US 200 per mtu, the Panasqueira mine is well situated to profit from the higher prices. Beralt has a contract to supply between 120 and 200 tonnes per month of wolfram concentrate based on the APT price until 2010. If the tungsten price stays above the US$150 mark the Panasqueira operation should remain profitable for a number of years. Future operations will require the development of reserves as well as the conversion of indicated and inferred resources to reserves. The generation of new reserves is dependant on the completion of new base galleries and access ramps to areas of the mine not currently accessible for production. Some new equipment may also be required.

The financial analysis was done to produce cash flows rather than net present values as it was beyond the scope of the report to value all assets and liabilities. It is beyond the scope of the report to value all assets and liabilities. In fact one of the difficulties in that regard is in evaluating and quantifying the environmental liability of the two tailings dumps at Panasqueira and Barroca Grande. Only minimal environmental studies have been conducted and although Beralt has operated water treatment plants at the property since the 1950's, no significant mitigative recommendations have been proposed by either consultants or the Portuguese authorities to date. None of the previous authors of the environmental reports have provided costs estimates to complete the recommended work. Much further study is required to state categorically the status of all three dumps and their discharges.



The operation creates a positive cash flow of about €500,000 per month. The operation employs about 290 people.

The mine and plant are running near maximum capacity given the current operating criteria of shutting down in August and on Sundays and holidays. Management should investigate along with employee representatives the possibility of rotating shifts with 7 day coverage 12 months of the year as occurs in most mines throughout the world.

The authors make the following recommendations knowing that any expenditures will have to be funded out of current cash flow. There are some employees at the minesite that may have time available to become involved in some of the recommended studies. Other studies may require the involvement of Portuguese consultants whose involvement will have to be carefully monitored so as not to overspend.

- Hire a Geologist full time to continue the geological studies which include:
  1) Complete review of all old drill holes outside mine area
  2) Review all the old veins on surface to determine if any have the potential to carry economic zones
  3) Further drilling to the south of the Level 3 mine, in Pan Deep, D9 area and Level 3 to Level 4
  4) Along with mine engineering staff, investigate the viability of Pan Deep, D9 and Level 4 development
- Commence a thorough environmental review of the waste dumps to determine potential liabilities.
- Study cost of increasing the capacity of Salgueira to handle winter water flow.
- Study the effectiveness of current grade measuring formula in respect to low profile equipment and the low mine call factor to determine if any changes are needed.
- Continue the transition to low profile underground equipment.
- Acquire additional underground equipment to facilitate the development of indicated resources
- Maintain dialogue with tungsten consumers about potential partnerships that would keep the mine profitable.
- Maintain sufficient working capital to withstand potential disruptions to production.
- add a step in the reserve estimate process that would continually report reserves according to CIM definitions. Old methods should be maintained as a way of checking current quantities with those of the past.
- Study the grade measurement process as affected by low profile mining and adopt a way of accurately reporting reserves in low profile areas as well as pillar windowing so that mine call and block factors can be closer to 100%







TABLE OF CONTENTS



LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES



INTRODUCTION AND TERMS OF REFERENCE

This report presents an independent technical review and an update of the geology and mining activities at the Panasqueira Mine, located in central Portugal that is owned by Primary Metals Inc. of Vancouver. This report has been prepared by OreQuest Consultants Ltd. for Primary Metals to support the disclosure of the updated reserves and resources.

The information herein is derived from a review of the documents listed in the References and from information provided by Primary Metals Inc. (PMI), and the Panasqueira mine operating company, Beralt Tin & Wolfram (Portugal) S.A. (BTW). A complete list of the reports available to the authors is found in the References section of this report. This report is an updated version of a report prepared by the authors dated Sept 20, 2002 and titled "*Technical Report on the Panasqueira Mine, Distrito de Castelo Branco, Portugal for Salish Ventures Inc.*" Salish Ventures changed its name to Primary Metals Inc on April 9, 2003 with no change to the share structure.

The authors visited the mine from July 2- July 9th, 2002 and again between Feb 26 and March 1, 2006 and completed a thorough review of the available technical data. The authors were provided with historic and current mine costs from both PMI and BTW. The Reserves and Resources were prepared by consultants to BTW and employees of BTW, the authors relied on their information which will be discussed in detail in this report.

In addition to the information listed in the References section of this report, the authors conducted several interviews with the following onsite personnel of BTW:

- Fernando Amando Vitorino - *General Manager*,
- Nuno Alves- *Technical Director and Mine Manager*,
- Pedro Borges Silva - *Director of Administration*,
- Eduardo Filipe Crespo - *Plant and Environmental Manager*.

The authors had many discussions with Paulo Jośe de Vitor Ferraz (Geologist) an independent consultant to BTW responsible for all ore reserve calculations pertaining to the Panasqueira Mine. The authors acknowledge the very capable assistance given by the various members of the Beralt technical team without who's help the preparation of this report would have been exceedingly difficult.

The material found in this technical report is an amalgamation of previous reports, program updates, consultant reports, and corporate press releases available for review. There were no limitations put on the authors in preparation of this report with respect to Primary or BTW information.

All reference to currency in this report is in Euros, which is the operating currency of the mine, unless otherwise stated. The exchange rate used in the report is $1.00US is worth €0.774 (Euros) and $1.00CDN is worth €0.700 (June, 2006). All units in this report are metric unless otherwise stated. In this report, one tonne is a metric tonne containing 1000 kilograms and one metric tonne unit (mtu) is 10 kg of contained WO_3.



RELIANCE ON OTHER EXPERTS

OreQuest has prepared this report based upon information believed to be accurate at the time of completion, but which is not guaranteed. The authors have relied on three principal sources of information for the data contained in this report as follows: Primary Metals Inc. (PMI), OreQuest corporate files and the Panasqueira mine operating company, Beralt Tin & Wolfram (Portugal) S.A. (BTW). Most of the information provided was in English but some information supplied was written in Portuguese and was subsequently translated. There may be some information missed due to translating problems. Therefore, in writing this technical paper the authors have relied on the truth and accuracy presented to them from the sources listed in the Reference section of this report but have also performed checks against historical data in order to provide comfort that the data is reliable. In addition, information in this report was obtained from recent press releases authorized for distribution into the public domain from the participating companies.

The company has provided OreQuest with a letter dated June 19, 2006 which states that:

"Primary Metals Inc. holds through its wholly owned subsidiary Beralt Tin & Wolfram (Portugal) S.A., a 100% interest in the Panasqueira mining concession, Contract of Exploitation No. C-18 and that this concession is in good standing."

PROPERTY DESCRIPTION AND LOCATION

The Panasqueira mine is located in central Portugal, in the Distrito de Castelo Branco, one of eighteen administrative regions in the country (Figure 1). It lies on the southern edge of the Sierra da Estrela, a Portuguese mountain range approximately 300 km northeast of the Portuguese capital city of Lisbon and 200 km southeast of the port city of Porto (Figure 2).



Figure 1 - World Location Map

The Panasqueira mining concession named "Contract of Exploitation No. C-18", is owned and operated by Beralt Tin & Wolfram (Portugal) S.A. It covers an irregular, roughly "keyhole" shaped area trending northwest-southeast. It is approximately 7.5 km in length and is 1.5 km wide at the southeastern end and 5.0 km width at the northwestern end where the mine workings and mill facilities are located (Figure 3). The total area within the Panasqueira concession, Contract of Exploitation No. C-18, is 1913.5983 hectares. The concession formerly consisted of a number of smaller concessions which were combined in 1992 to form the present day concession. The new Panasqueira concession, Contract of Exploitation No. C-18, was officially granted on Dec 16, 1992 for a period of 60 years with one or two possible extensions of periods of up to 30 years per extension. The concession has been legally surveyed. Unfortunately Portugal does not use UTM or another more universally accepted coordinate system for the country. Portugal uses the Hayford –


Portugal
International boundary
District boundary
National capital
District capital
Railroad
Road
0 25 50 Kilometers
0 25 50 Miles
Districts are named after their respective capitals. The Azores districts of Angra do Heroismo, Horta, and Ponta Delgada, and the Madeira Islands district of Funchal are not shown.
NORTH
ATLANTIC
OCEAN
S P A I N
N
PANASQUEIRA
MINE
Valença
Verin
Bragança
Benavente
Chaves
Viana do Castelo
Braga
Guimarães
Fafe
Zamora
Vila Real
Porto
Salamanca
Barca d'Alva
Aveiro
Viseu
Vilar Formoso
Ciudad-Rodrigo
Guarda
Bejar
Coimbra
Covilhã
Figueira da Foz
Plasencia
Castelo Branco
Leiria
Tomar
Abrantes
Valencia de Alcántara
Cáceres
Trujillo
Caldas da Rainha
Portalegre
Santarém
Mérida
Mora
Estremoz
Badajoz
Lisbon
Almada
Barreiro
Vendas Novas
Setúbal
Évora
Zafra
Alcácer do Sal
Fregenal de la Sierra
Grândola
Moura
Sines
Beja
Serpa
Portimão
Lagos
Sagres
Faro
Tavira
OREQUEST
PRIMARY METALS INC.
Figure 2
PANASQUEIRA MINE
PORTUGAL
LOCATION MAP
Portugal
BY: G.C. D.G.
DATE: JULY 2006
SCALE: As shown


LEGEND
Concession boundary with concession corner point (Hayford-Gauss Grid)
Waste dump
Paved main road
Main road
Minor road
Contour Interval: 100m
0
1 km
Scale
OREQUEST
PRIMARY METALS INC.
Figure 3
PANASQUEIRA MINE
CONCESSION LOCATION MAP
Portugal
BY: G.C. D.G.
DATE: JULY 2006
SCALE: As shown
Note: - grid coordinates are Hayford-Gauss system ; - map information supplied by Beralt Tin & Tungsten (Portugal) SA
LUMINAI DRAFTING LTD.
pana-figure3
A
B
C
D
E
F
G
I
J
L
N
O
P
Q
R
RIO



Gauss system. The coordinates of polygonal vertices are referred to an origin which is the central point for the Portuguese cartographic maps. This central point is at the approximate geometric centre of the Country and is about 55 km south and 31 km west of the Panasqueira Mine. The geographic coordinates of the town of Barroca Grande within the Panasqueira concession using the Hayford-Gauss system and the conventional Latitude and Longitude systems are shown in Table I.

TABLE I - PANASQUEIRA MINING CONCESSION

Location (Portugese term)	Hayford-Gauss	Conventional (approximate)
Latitude (Perpendicular)	54,000.00	40 degrees 9 minutes and 16 seconds
Longitude (Meridiana)	33,000.00	7 degrees 44 minutes and 49 seconds

In addition to the government issued maps, there are also Portuguese Military topographic maps that use the same system of coordinates but with a different point of origin. The coordinates of this point of origin in relation to the Central Point are Meridiana (M)= 200 km and Perpendicular (P)=300 km. Conversion from Military map coordinates to the normal coordinates requires subtracting 200 and 300 respectively from the military coordinate and converting the metres to kilometres. Table II summarizes the co-ordinates of all the survey corners for the irregular shaped Panasqueira concession.

TABLE II - PANASQUEIRA CONCESSION CORNER POINT COORDINATES (HAYFORD-GAUSS and UTM)

Survey Point	Meridiana (East) (Hayford-Gauss)	Perpendicular (North) (Hayford-Gauss)	UTM (Easting)	UTM (Northing)
P	34961.24	51227.15	608805.72	4442845.72
Q	33636.49	52554.09	607468.20	4444159.35
R	31016.04	51872.93	604855.72	4443452.99
A	29385.00	54890.00	603195.79	4446453.05
B	31227.16	56250.63	605023.88	4447831.59
C	33639.00	56566.00	607432.00	4448170.06
D	33679.18	55323.74	607484.13	4446928.86
E	33570.18	54823.16	607380.06	4446426.96
F	36630.70	51759.90	610371.27	4442548.08
G	36505.51	51560.82	Not available	Not available
H	36509.55	51623.96	Not available	Not available
I	36215.71	51985.64	Not available	Not available
J	35935.65	51910.63	Not available	Not available
L	35718.21	51751.60	Not available	Not available
M	35726.06	51460.78	Not available	Not available
N	35371.07	51074.35	Not available	Not available
O	35293.70	50791.54	Not available	Not available

The following is a general description of the requirements for a Mining Contract as prepared by the state geological department, Instituto Geolóǵico e Mineriro (IGM):



"The concession contract entitles the Licensee the sole right to exploit the specified resources within the area set forth in the contract. The duration of the contract is stipulated on the basis of the calculated duration of the resources under normal operating conditions in accordance with the geological report, preliminary feasibility study and mining plan submitted together with the application. It covers an initial period and 1 or 2 prorogation's. Mining operations shall proceed in accordance with a general plan of work approved or revised (as necessary) and with yearly work programmes, and in a manner consistent with applicable regulations and good mining and environmental practice. For operations larger than 5 hectares or 150,000 tonnes (and all scale of operations if located in areas of protected landscape identified in the law) an environmental impact assessment and a protection plan must be submitted to be approved by the Environment Ministry as a condition for the award of the contract. In accordance with the provisions of the law, if the environmental impact assessment is refused by the Minister of Environment the mining licence should not be granted.
The Licensee shall appoint and register the technical manager in charge of the mining operations.
Notice of suspension of mining operations must be given to the Minister and consent obtained, and the suspension may not last longer than authorised, unless renewal thereof shall have been requested and granted, if justified.
Unauthorised suspension of mining operations may lead to cancellation of the contract if the Licensee, following a reasonable period of notice, shall not have put an end to the suspension or presented acceptable justification.
Cancellation of the contract for non-compliance with legal and contractual conditions is subject to the rules and procedures established by law.
The contract also stipulates annual payment of a royalty, generally in the form of a percentage of the values of the F.O.B./Concession sales. Conditions governing the periodic review (usually every 5 or 10 years) of this percentage and its suspension or reduction whenever justified to ensure continuation of operations are also governed by the provisions of the contract.
Assignment of mining rights is subject to the prior consent of the Minister, as mentioned above in connection with assignment of prospecting and exploration rights.
The Licensee is entitled to apply for expropriation for public service of the land necessary to the mining operations in the event that agreement cannot be reached with the respective land owners."

Primary holds a 100% interest in the Panasqueira concession, Contract of Exploitation No. C-18, through its subsidiary companies, which were acquired from Avocet Mining PLC in March 2003. Primary holds a 100% interest in Primary Mining Canada Inc., (formerly Avocet Mining Canada Inc.), which owns a 100% interest in Beralt Ventures Inc. (formerly Avocet Ventures Inc.), which holds a 100% interest in Beralt Tin and Wolfram (Portugal) S.A., ("Beralt"), the company holding the concession.

The concession was granted to Beralt on December 16, 1992 for a period of 60 years with one or two possible extensions of periods of up to 30 years per extension and was amended and approved on November 17, 2005 to remove part of the old mining area which was of no further interest to Beralt.



Title information has been provided by Primary; a title search has not been completed by the authors. Complete title information and details can be obtained from the company or its solicitors. A detailed list of the concession particulars was provided by Mr. James Robertson, a Director of Primary, who states in his letter to OreQuest, dated June 19, 2006 that the concession is in good standing.

A discussion of the known environmental liabilities on the concession can be found in the Environmental Considerations section of this report. The Panasqueira mine is already in operation and is fully permitted with all the necessary requirements under Portuguese mining law. Under Portuguese mining law, the company is required to file an annual report that is due at the end of March for the previous calendar year's work. The company must also file an annual work plan outlining the companies proposed work for the upcoming year, a document that must be filed by the end of September of each year. The authors have reviewed copies of annual report for the year ending 2004 and proposed work for the year 2005.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Panasqueira mine is located in central Portugal, in the Distrito de Castelo Branco one of eighteen administrative regions in the country (Figure 1). It lies on the southern edge of the Sierra da Estrela, a Portuguese mountain range. The largest mountain in Portugal, Mt. Estrela at 1993m a.s.l., lies approximately 20 km northeast of the Panasqueira mine within the Sierra da Estrela mountain range. Easy all-weather road access is provided by a combination of two-lane and four-lane divided highways, for approximately 280 km from the capital Lisbon to the town of Fundão. The mine is located approximately 35 km from Fundão along a two-lane windy, paved road to Barroca Grande, the community that supports the mine and contains the Panasqueira plant and offices. Government maintained paved roads or dirt roads maintained by the company can access most areas of the concession. All essential services such as food and lodging are available from the numerous nearby towns and villages including all heavy-duty equipment (Figure 2). Alternate access to the mine is via two and four lane highways to Porto, a port city located approximately 200 km to the north-west. The railway from Lisbon reaches the town of Fundão.

The mine is serviced by the national electricity grid and has transformers on site to fully use the electricity. The mine has modern telecommunication, with touch-tone dialling, modem connected data communication and international cellular coverage.

The concession lies in moderately rugged, pine and eucalyptus covered hills and valleys with elevations ranging from 350 metres a.s.l. in the southeast to a peak of 1083 metres a.s.l in the northwestern corner of the concession. BTW has been able to lease certain portions of its concession to Portucel, a Portuguese pulp and paper company who cut the pine and eucalyptus trees for pulp. Beralt signed a 25 year agreement with the company on July 19, 1984 on a 519 ha area within the Panasqueira concession. Beralt receives 1/3 of the sales from the timber cut by Portucel. The timber company must reforest the cut block, generally with either pine or eucalyptus trees although the company prefers to replant with the eucalyptus trees as the growing cycle for eucalyptus trees is reportedly three times faster than for pine trees.



The climate is pleasant, with average temperatures of 24^0 C in July-August and 4^0 C in December. Rainfall is most common in November-January with seasonal averages of 200mm in December to 10mm in August.

The concession contains abundant water sufficient to continue to support future mining operations. The mine is situated in a natural cirque at the top of a valley which ends at the Rio Zêzere (Zêzere River). Numerous unnamed creeks and underground water sources feed the mine that drains into a small creek named the Ribeira de Bodilhâo (Bodilhâo Creek) that flows south-easterly to the Rio Zêzere. The Rio Zêzere is the major source of water for the city of Lisbon, so the mine conducts constant water monitoring. Mining can take place year-round but during this current period of low prices for tungsten, the mine and plant cease operation during the month of August with the exception of equipment maintenance and water treatment which continue year-round.

HISTORY

Local legends maintain that the Romans and the Moors worked the area for tin. The initial interest in tungsten began when a charcoal maker working in the pine forest in the area found a black and heavy stone and gave it to a friend in the nearby village. The man took it to Lisbon and was able to interest some investors into starting the first exploration. The first prospecting licence was granted in 1886 and the first reference to wolframite mineralization in the Panasqueira area reportedly dated to 1888. The mining company was founded in 1896 to mine tungsten at Panasqueira as the industrial uses of the commodity were first being developed throughout the world. The first area where the wolframite ore was recovered was from Cabeço do Pião (now known as Rio), the first areas mined near the present days workings were from Vale das Freiras, Vale da Ermida and Barroca Grande. All the individual concessions were grouped into one single mining area known as the "Couto Mineiro da Panasqueira" which covers the same ground as the present day concession.

The first English interest in Panasqueira dates back to 1901. In 1904, they built a new mechanized treatment plant near Cabeço de Pião (Rio), that was situated on the Zêzere River for power generation. There is a report of the delivery of 41 tons of ore to various buyers. The first underground drifts were opened at Rio but mining activity decreased as richer veins were discovered at Panasqueira. However, the milling and treatment of the Panasqueira ore at Rio continued until September 1996, when the final concentration equipment was moved to Barroca Grande, its present day location.

In 1911 the Wolfram Mining and Smelting Company was formed and purchased all the rights to the concessions together including the buildings, the equipment and 125 ha of rural land. In 1912, the new company made major investments in machinery and equipment upgrading the Rio treatment plant and installing the first aerial 5,100m rope-tramway that brought the ore from different mining sites at Panasqueira to the Rio plant. In 1912, the production of wolframite concentrates was reportedly 267 tons of 65% WO_3 mined by 244 workers from 10,791 tonnes of vein mined as well as 86,063 tonnes of country rock.

The start of the World War I in 1914 began a period of accelerated expansion and growth to the mining operation. The production rate was increased, the plant was enlarged and a furnace was installed. The number of workers at the mine increased to 800. In addition, the company allowed individuals to work small surface veins exposures workings in the concession area, an activity that involved approximately 1,000 people who working at their own expense, recovered small quantities



of ore that was sold back to the company. The hills surrounding the present day operation contain many old pits and shafts left from these small operations.

From the end of the World War I in 1918 to 1928, the mining activity was contingent on the price of tungsten and as the price went up, activity increased. During this period of uncertainty in the tungsten price, the search and the recovery of the ore containing tin was intensified. In 1927 approximately 110 tons of cassiterite concentrate as well as 190 tons of wolframite concentrate were produced. In 1928, the Wolfram Mining and Smelting Ltd. reorganized and changed its name to become Beralt Tin & Wolfram Company. The new company increased production to 30 tonnes of concentrates per month but unfortunately, the tungsten price fell sharply in 1931 that required the mine to intensify the production of the more valuable tin concentrates.

Fortunately, the tungsten price recovered in 1934 and stayed high through to the end of World War II. These were the years of the most intense activity at the mine, production reached its peak. The manpower increased from 750 workers in 1933 to 3,300 in 1940 and nearly 5,800 in 1943 as Portugal was neutral during the war and the mine could count on a steady supply of workers and sales to both the allies and axis forces. In addition, there were approximately 4,800 individual small miners working the small veins on the surrounding hills. The Portuguese Government closed all tungsten mines in July 1944, however production was quickly resumed at the end of the war.

The tungsten price fell sharply again after the end of the war and only increased in 1950 due to the Korean conflict. Throughout the late forties and fifties the company maintained steady production making efforts to improve operational and mining efficiencies by replacing labour intensive hand-mucking with mechanical scrapers and shovels and replacing mules with locomotives. In order to compensate for the low tungsten prices the company mechanized its underground operations and concentrated on the production of tin, a more stable commodity. It was also during the 1950's that the company recognized the importance of water quality and installed the water treatment plant at Salgueira, located one kilometre downstream from the main mining operations. In 1962, the plant began the production of copper concentrates from the treatment of chalcopyrite from the plant tailings.

From 1957 to 1965 the tungsten price continued to fall (Figure 4a), as a consequence, production was severely curtailed to cut costs. In 1967, Charter Consolidated plc of the UK acquired a large block of shares. Tungsten prices began to rise in 1966, peaked in 1970 which led to an expansion program at the mine and mill, but again the price fell, rose in the mid 70's and then dramatically fell in the early 1980's. In an attempt to counter the low tungsten prices, production from the mine was stockpiled rather than sold, but the financial strain created from low cash flow forced the company to again reorganize. A new Portuguese company was formed under the name Beralt Tin & Wolfram (Portugal) S.A., the present day name of the Portuguese operating company, with IAPME, a Portuguese state holding company, as the new 20% shareholder and Charter Consolidated holding the balance of the shares. Figure 4b shows the tungsten price from 2002 to the present time.




TUNGSTEN CONCENTRATE PRICE 1965 - to date
METAL BULLETIN QUOTATION
510
460
410
360
310
260
210
160
110
60
10
US$/METRIC TONNE UNIT
1965
1970
1975
1980
1985
1990
1995
2000
DATE
CURRENT MONEY
CONSTANT 2002

Figure 4a - Tungsten Concentrate Prices 1965-2002
(Note: title shows tungsten prices "To Date" but in fact the graph extend to 2002 only)


300
250
200
150
100
50
0
14-Aug-1996
02-Apr-1997
20-Nov-1997
09-Jul-1998
26-Feb-1999
15-Oct-1999
03-Jun-2000
20-Jan-2001
09-Sep-2001
28-Apr-2002
16-Dec-2002
04-Aug-2003
23-Mar-2004
09-Nov-2004
29-Jun-2005
15-Feb-2006

Figure 4b - Tungsten Concentrate Prices 2002-2006 (APT European Free Market $ per mtu)

Since 1974, the company has accelerated the mechanization of the underground operations in order to further reduce labour costs and necessitated the change of mining methods from largely longwall stoping methods to more mechanized room and pillar methods. The opening of the new inclined conveyor shaft from Level 2 began in 1977 and the extraction of ore from the Level 2 began in 1982. In 1983 the tungsten price began to weaken so the owners of the operating company, Charter Consolidated plc, sold its 80% share to Minorco S.A. in 1990. Unfortunately, the tungsten



price did not recover and after heavy losses, Minorco closed the mine at the end of 1993 and put the assets up for sale. Avocet Ventures Inc. of Canada, the predecessor of Avocet Mining PLC, and then listed on the Vancouver Stock Exchange, acquired Minorco's shares in June 1994 and remaining Portuguese state holding company's interest in March 1995.

Avocet reopened the mine in January 1995, and in 1998 moved the remainder of the plant from Rio so that all the milling operations would be located at its present day site at Barroca Grande. A new underground shaft connecting Level 2 with Level 3, 90 metres in depth, was completed and a new 284 kW winch was installed. The complete shaft system with automated mine car handling began operation in April 1998. The main part of the Level 3 haulage infrastructure has been completed, allowing the ore mined from the Level 3 stopes to be extracted from the shaft. Work completed by Avocet since 1995 is discussed elsewhere in this report as it constitutes the principal information utilized for this report. The following table summarizes the recorded production from the mine during the period 1947 to 2004.



TABLE III - PANASQUEIRA MINE PRODUCTION FROM 1947 TO 2001

Year	WO_3 (tonnes)	Sn (tonnes)	Cu (tonnes)	ROM (tonnes)	Year	WO_3 (tonnes)	Sn (tonnes)	Cu (tonnes)	ROM (tonnes)
1947	1,910			444,158	**1976**	1,597	75	1,440	435,900
1948	1,920	22		455,817	**1977**	1,287	58	1,176	405,230
1949	1,569	261		425,686	**1978**	1,450	62	1,101	435,085
1950	1,788	141		558,030	**1979**	1,783	88	1,818	455,011
1951	2,431	90		675,782	**1980**	2,145	133	2,524	522,456
1952	2,161	130		689,263	**1981**	1,808	147	2,131	537,808
1953	2,307	98		790,922	**1982**	1,849	156	1,753	689,054
1954	2,099	80		692,956	**1983**	1,580	126	1,511	558,289
1955	2,030	217		724,247	**1984**	2,085	158	1,427	666,095
1956	2,339	172		799,390	**1985**	2,539	90	932	804,736
1957	1,859	402		639,120	**1986**	2,667	66	858	675,396
1958	1,301	652		614,594	**1987**	2,011	60	607	474,845
1959	1,916	246		690,445	**1988**	2,300	57	582	466,582
1960	2,112	54		578,032	**1989**	2,296	59	665	592,838
1961	2,129	54	7	538,875	**1990**	2,343	51	530	612,634
1962	1,429	60	142	306,083	**1991**	1,619	43	455	412,055
1963	907	89	186	174,017	**1992**	1,864	37	498	490,706
1964	1,050	38	192	182,465	**1993**	1,280	28	418	331,562
1965	891	6	174	194,980	**1994**	100	2	37	7,489
1966	891	8	250	193,020	**1995**	1,467	14	0	335,058
1967	1,261	14	337	260,850	**1996**	1,305	15	550	302,896
1968	1,442	19	429	356,510	**1997**	1,729	44	483	430,696
1969	1,356	25	472	400,880	**1998**	1,381	24	279	344,200
1970	1,600	34	696	537,820	**1999**	750	7	77	178,591
1971	1,423	26	459	492,185	**2000**	1,269	12	132	332,013
1972	1,539	31	601	538,624	**2001**	1,194	23	118	378,191
1973	1,860	49	682	519,332	**2002**	1,179	21	81	345,550
1974	1,827	70	843	481,346	**2003**	1,213	20	99	354,924
1975	1,742	87	1,034	490,135	**2004**	1,277	50	138	431,876
					Totals	**96,456**	**4901**	**28,924**	**27,453,330**

The authors do not have production figures for the period 1898-1946.

GEOLOGICAL SETTING

Portugal's geology can be divided into two major geological groups, the Hesperian Massif and the Epi-Hercynian Covering with the principal metallic mineral deposits of Portugal being located in the Hesperian Massif. The Epi-Hercynian Covering consists of Carboniferous aged granites related to the Hercynian Orogeny. The Hesperian Massif can be further divided into four principal subsections (from north to south); the Galicia-Trás-os-Montes Zone, the Central Iberian Zone, the Ossa-Morena Zone and the South Portuguese Zone. The Galicia-Trás-os-Montes Zone lies at the northern tip of Portugal and is comprised chiefly of mafic and ultramafic metamorphic complexes (Figure 5).


9°
7°
LEGEND
N
MESO-CENOZOIC SEDIMENTARY BASINS
Quaternary
Tertiary
Cretaceous
Jurassic
Triassic
Acid mag rocks (post-Hercynian)
Basic mag rocks (post-Hercynian)
HERCYNIAN & PROTEROZOIC BASEMENT
Upper Carboniferous
Upper Devonian - Lower Carboniferous
Lower Devonian
Silurian
Ordovician - Silurian
Ordovician
Lower to Middle Cambrian
Upper Proterozoic - Cambrian
Upper Proterozoic
PALEOZOIC MAGMATISM
Granites & Orthogneisses
Granodiorites & Tonalites
Gabbros & Peridotites
Ofiolites
Acid Porphyries & Rhyolites
Basalts & Andesites
PANASQUEIRA MINE
40°
LISBON
38°
0 20 40 60 80 100 km
Scale
OREQUEST
PRIMARY METALS INC.
Figure 5
PANASQUEIRA MINE
GEOLOGY MAP OF PORTUGAL
Portugal
BY: G. C. D.G.
DATE: JULY 2006
SCALE: As shown
After: Martins & de Oliveira, 2000



The Central Iberian Zone (CIZ), which hosts the Panasqueira Mine, is one of the most important metalogenic provinces of Europe. The CIZ is composed of a thick sequence of flysch-type units primarily composed of greywackes, shales and schists of late Precambrian to Cambrian age. Intruding this flysch sequence are the Epi-Hercynian syn-metamorphic muscovite-biotite granites or post-metamorphic biotite rich granites. The tin-tungsten deposits, such, as Panasqueira, are spatially related to the contacts between the flysch-type units and the syn-metamorphic muscovite-biotite granites.

The Ossa-Morena Zone (OMZ) is located to the south of the CIZ and separated by the large Blastomylonitic Belt shear system which extends across Portugal from the city of Porto, into south central Spain near the city of Cordoba. The OMZ contains a complex series of metamorphic rocks aged from Precambrian through to late Devonian including a sequence of both calc-alkalic and basic intrusives.

The South Portuguese Zone is composed of volcano-sedimentary units of late Devonian to early Carboniferous age. The acid volcanic rocks in this sequence host the massive sulphide deposits that are characteristic of the Iberian Pyrite Belt such as the Neves Corvo and the Aljustral deposits (EuroZinc Mining Corp - TSX Venture Exchange). The world famous Iberian Pyrite Belt is host to at least thirty currently producing or past producing massive sulphide mines, 11 in Portugal and 19 in Spain.

The Panasqueira deposit lies in a folded metasedimentary sequence known as the upper Precambrian-Cambrian aged Beira-Schist Formation which is composed of a several thousand metre thick sequence of lower marine flyschoid schists, greywackes, lenticular, thinly bedded mudstones, shales and arenites. The concession has been divided into two general geological units (Figure 6). The western half of the concession contains arenaceous shales, schists and quartzites. The eastern half is underlain dominantly by arenaceous spotted shales, schists and quartzites. There is inter-fingering between both major geological units.

The Beira Schist Formation was subjected to lower greenschist grade regional metamorphism during the early compressive stages of the Hercynian Orogeny. During the primary deformation event, the rocks were folded into a sequence of tight, upright isoclinal folds generally striking northwest-southeast and accompanied by a sub-vertical slaty cleavage sub-parallel to bedding.

The Panasqueira deposit consists of a series of stacked, sub-horizontal, hydrothermal quartz veins intruding into the Beira schists and shales. A second set of non-wolframite bearing quartz veins (veins contain minor chalcopyrite, galena and pyrite) also exists at the Panasqueira deposit, which are aligned with the vertical foliation and cut by the later tungsten-bearing hydrothermal vein system. Intrusives are an important component to the mineralizing events at Panasqueira. Regionally, the Sierra de Estela batholith lies to the northeast, a post tectonic intrusive. A slightly older syn to late tectonic intrusive lies to the east. As the result of the regional metamorphism, the sediments changed to biotite-chlorite schists and phyllites, and the more arenaceous units converted to dark, fine-grained quartzites. Metamorphism of the sediments related to these intrusions, also resulted in the generation of distinctive spotted schists, a thermal metamorphic overprint characterized by elliptical spots composed of biotite and chlorite.



LEGEND
Property boundary
Waste dump
Main road
Minor road
Veins
Geological contact
Fault
General outline of underground workings
Drill hole
Contour Interval: 100m
0
1 km
Scale
PANASQUEIRA
BARROCA GRANDE
CORGA SECA
V. DA ERMIDA
S. Jorge da Beira
Aldeia S. Francisco
RIO
Arenaceous spotted shales, schists and quarzites
Arenaceous shales, schists and quarzites
LAMEIRAS FAULT
V. FREIRAS FAULT
MAIN FAULT
3W FAULT
MASSO FAULT
Note: – grid coordinates are Hayford–Gauss system ; – map information supplied by Beralt Tin & Tungsten (Portugal) SA
OREQUEST
PRIMARY METALS INC.
BY: G. C. D.G.
DATE: JULY 2008
SCALE: As shown

Figure 6
PANASQUEIRA MINE
CONCESSION GEOLOGY MAP
Portugal



The Sierra de Estrela batholith does not outcrop on the Panasqueira concession, however greisenized granite, thought to be the roof of the batholith, and has been intersected in several of the exploration diamond drill holes and in a few stoped areas over an area of approximately 150m 2 within the deposit. This granite is thought to be the principal source of the mineralizing fluids responsible for the economic wolframite vein system. The roof rocks range from a more or less strongly greisenized granite to muscovite-quartz greisen with associated pyrite, chalcopyrite and is also cut by the later tungsten bearing quartz veins. The greisen-granite dome is capped by about 15 metres of massive unmineralized quartz, which is thought to have been emplaced in the void left by the contraction of the intrusive material. The granites have been Rb-Sr dated as 289 $\pm$4 Ma.

Diabase dykes are common in the region and commonly intersected in underground workings. The dykes have no influence towards the tungsten mineralization and are in fact, cut by the tungsten vein system. The dykes may occupy pre-existing faults are sub-vertical to vertical and vary in thickness from approximately 0.5-3.0 m and reportedly can be traced for more than a kilometre on strike on the surface. The rock is fine grained and micro-porphyritic and chiefly consists of labradorite and amphibolitized pyroxene.

The Panasqueira area contains two main fault systems; a series of north to northwest and south to southeast trending near vertical faults and an eastnortheast-westsouthwest set. These faults are believed to have been initiated with strike-slip movements during the Hercynian Orogeny. The tungsten mineralization does not migrate into these faults, the faults are exposed within the mine workings and commonly displace the mineralized veins for short distances (metres).

The most dominant and important structural feature at the Panasqueira mine is a flat open joint system prevalent throughout the mine workings. The flat open joint system occurs over the whole of the area surrounding the mine, but only in the vicinity of the Panasqueira granite are there tungsten mineralized veins developed. The flat joint system was structurally prepared before the granite intruded the sediments. The granite used the prepared fissure-flat joint system, opened it and penetrated the sediments as sills. A general summary of the paragenesis of the deposit as follows (after Breiter):

1. Intrusion of a granite melt, building of the granite dome, opening of some joints, and intrusion of the residual granite magma into the joints,
2. Supply of fluids from the deeper part of the granite pluton into the roof and then into some of the non-opened joints. The fluids greisenized the interior of the granite dome and some of the granite sills,
3. After opening of the major number of the flat joints, the fluids migrated outside the granite building the flat ore veins.

There has been considerable debate about the origin of the flat lying open joint system and the unusual orientation of the vertical dilation that caused the emplacement of the tungsten mineralized vein system within the joints. The joints may have been produced as sub-horizontal fractures resulting from the vertical pressure release caused by slight sagging of the underlying granite mass when it contracted during cooling or by tectonic unloading or possibly by hydrothermal dilation. Further research will be required to fully understand how the important joint system was developed.



A further discussion of the mineralogy of the veins can be found in the "Mineralization" section of this report.

DEPOSIT TYPES

The Panasqueira tungsten tin deposit is reported to be the largest quartz vein deposit in Europe. The major tungsten deposits of the world are classified into seven general groups, vein/stockwork, skarn, porphyry, strata-bound, disseminated, placer and brine/evaporite (Werner, Sinclair and Amey, 1998). The vein/stockwork deposits account for approximately 50% of the world tungsten production. The deposits are not necessarily large, the following table summarizes the ten largest tungsten deposits of the world, the largest vein/stockwork deposit in the world is only number 10 on the list. The vein deposits are generally not large, most contain a few hundred thousand tonnes of contained tungsten, and deposits rarely exceed one million tonnes in size.

TABLE IV - WORLDS LARGEST TUNGSTEN DEPOSITS

Deposit name (province)	Location	Deposit Type	Contained tungsten (tonnes)
Verkhne-Kayrakty (Dzhezkazgan Oblast)	CIS	stockwork	872,000
Mactung (Yukon & Northwest Territories)	Canada	Skarn	617,000
Shizhuyuan (Hunan)	China	Skarn/stockwork	502,000
Tynyauz (former Kabardin-Balkar ASSR)	CIS	Skarn/stockwork	244,000
Logtung (Yukon Territory)	Canada	Porphyry	168,000
Yangchuling (Jiangxi)	China	Porphyry	160,000
Xingluokeng (Fujian)	China	Porphyry	144,000
Damingshan (Guangxi)	China	Stratabound/stratiform	116,000
Vostok-2 (Primorskye)	CIS	Skarn	102,000
Ta'ergou (Gansu)	China	Vein/skarn	100,000
Total			**3,025,000**

Modified from Werner, Sinclair and Amey US Geological Survey, 1998

The classic tungsten vein deposits typically consist of tungsten bearing quartz veins that occur near granitic intrusions. Large deposits contain hundreds of parallel to sub-parallel mineable veins. The principal tungsten-bearing mineral is wolframite, other common minerals recovered from these deposits include tin, copper, molybdenum and bismuth. Panasqueira is a typical vein type deposit but would be considered one of the largest economic vein type deposits in the world since it has been in production for over 100 years. The mine has produced, between 1947-2004, over 96,000 tonnes of WO_3 from 27 million tonnes of rock. Appendix I contains a list of most of the known tungsten vein deposits of the world as a comparison to Panasqueira.

MINERALIZATION

The Panasqueira deposit consists of a series of stacked, sub-horizontal, hydrothermal quartz veins intruding into the Beira schists hosted within a flat, open set of joints. The flat open joint system occurs over the whole of the area surrounding the mine, but only in the vicinity of the Panasqueira granite are there tungsten mineralized veins developed. A second set of non-wolframite bearing quartz veins containing minor chalcopyrite and pyrite also exists at the Panasqueira deposit.



These earlier quartz veins are aligned with the vertical foliation and cut by the later tungsten-bearing hydrothermal vein system.

The Panasqueira deposit occurs as a sequence of sub-parallel stacked quartz veins containing principally, wolframite, arsenopyrite, pyrite, chalcopyrite and cassiterite. The tungsten mineralized quartz veins have an average dip of 8^0-10^0 SW. The mineralized zone has dimensions of approximately 2,500 m in length, it varies in width from 400m to 2,200m and continues 500 metres in depth to date. Historic mining was from the upper levels, reserves from above Level 0 and Level 1 have been mined out. The current reserves lie above Level 2 and Level 3 (90 metres below Level 2). The deposit, between Level 1 and Level 2 (at depth of 60 m vertical separation) consisted of seven or eight flat dipping veins with an average thickness of 0.3 metres (range 0.1-1.0m) that typically hosted the economic mineralization over continuous strike lengths of 40 to 60 metres. These mineralized quartz veins located throughout all mine Levels, typically pinch out and later re-occur. It is also common to have one vein pinch out while another vein is beginning causing a short overlap of two veins in the same mining stope. Mine development is currently focused between Level 2 and Level 3 with tungsten grade and vein densities proving to be similar to the previously mined levels above Level 2 (Figure 7).

Wolframite mineralization occurs as very large crystals or large crystal aggregates, usually concentrated towards the margins of the quartz veins or, occasionally, close to the central portion of the quartz veins. The quartz veins commonly contain open spaces and vugs that are commonly filled with spectacular crystal growth.



LEGEND
Property boundary
Waste dump
Main road
Minor road
Underground workings
V. da Ermida level
Level 0
Level 1
Level 2
Level 3
Level 4
Contour Interval: 100m
0
1 km
Scale
PANASQUEIRA
S. Jorge da Beira
V. DA ERMIDA
BARROCA GRANDE
CORGA SECA
Aldeia S. Francisco
RIO
OREQUEST
PRIMARY METALS INC.
Figure 7
PANASQUEIRA MINE
LEVEL MAP
(Schematic Plan View)
Portugal
BY: G. C. D.G.
DATE: JULY 2006
SCALE: As shown





This photo shows a flat lying white quartz veins along the wall of a stope with abundant black crystalline wolframite. The vein is approximately one metre wide at its thickness point in the photo.



Table V summarizes the various examples of the variations of wolframite occurrences observed on Level 2.

TABLE V - VARIATION OF WOLFRAMITE FROM LEVEL 2 (after Stock and Holman 1995)

Style	Nature	Occurrence	Wolframite %
1 Pods	Clusters of large (5-20 cm) wolframite crystals within 1-3m vein lengths, separated by an expanse of vein (perhaps 3-5m long) with little or no wolframite. Crystals grow predominantly from either top or bottom vein margin, or grow in equal numbers from both.	Occurs both in simple and complex veins intersecting mudstone & shale facies schists and diabase, especially prevalent in vein constrictions and high points.	Very rich but restricted, locally accounts for as much as 20% of the vein volume.
2 Large scattered crystals	Very large (10-40- cm) crystal aggregates often growing as paired masses from both the top and bottom vein margin, separated by 0.5-1m lengths of vein without wolframite crystals.	Occurs over vein lengths of 5m or more within both complex and simple veins intersecting mudstone & shale facies schist.	Very rich but again localized, the percentage of wolframite reaches 5 to 10% over a few 10's m^2 of vein area.
3 Small scattered crystals	Small (2-10cm), widely scattered wolframite crystals within 5-10m lengths of vein. The crystals grow from either vein margin or are distributed within the vein filling quartz.	Occurs both within complex and simple veins intersecting any wallrock type.	Low to moderate grades (0.5-1.0%) over large expanses of vein.
4 Mixed	Large lengths of vein, 5-10m, with mixtures of styles 1,2 & 3.	Occurs dominantly in simple veins especially where they intersect mudstone & shale facies schist.	Rich grades of 5-10% extending over many 10's of m^2.
5 Selvedge wolframite	Small bladed wolframite crystals (3-10cm) growing from both vein margins, for distances of 3-5m, rare within Level 2 but the normal style within Levels 0 and 1.	Occurs in simple veins intersecting mudstone & shale facies schist.	Moderate to very rich 0.5 to 15% depending on crystal size and length of selvedge.
6 Fibrous wolframite	Wolframite crystal-fibres 1 cm wide and 5-10cm long, can occur as isolated fibres or as fibre bunches akin to pods and scattered crystals.	First observed in the southwest corner at the base of Level 1, common along vein, and stope, margins, occurs in veins intersecting mudstone & shale facies schist.	Can be very rich, 1-5% over 10's of m^2.
7 Barren	Length of vein with little or no wolframite, any wolframite present occurs as fine crystal selvedge's or isolated large (5-10cm) crystals	Localized within both simple and complex veins within all rock types but extensive where intensely tourmalinized mudstone & shale facies schist is intersected.	Very poor grade 0-0.5% throughout many 10's of m^2.

The Panasqueira Mine is renowned throughout the world for the extraordinary size and quality of the mineral wolframite, apatite, arsenopyrite, cassiterite and quartz crystals that occur in cavities in the quartz veins. Employees of the mine operate a lucrative business selling crystals to collectors around the world. Wolframite crystals of this size are reportedly rare in other tin-tungsten

occurrences, at Panasqueira the large crystal size of the wolframite and other large crystals is directly attributed to the extremely slow rates of crystal growth and slow velocities of the mineralizing fluids in the vein system. The mineralization is commonly accompanied by intense biotite alteration.



Photo of Wolframite crystals in a void.

The paragenesis of Panasqueira mineralized veins is complex, nevertheless four stages of mineral formation are generally accepted as the classic development by most of the authors who have studied this deposit. The following is a list from Correa and Naique (1998) but agrees with similar conclusion drawn by Noronha, Lourenco and Banks (1999) as well as Clark (1994) and Breiter (2001).

TABLE VI – PANASQUEIRA MINERAL PARAGENESIS

Stage	Event	Minerals
First	oxide-silicate	quartz, wolframite, cassiterite
Second	main sulphide	pyrite, arsenopyrite, pyrrotite, sphalerite, chalcopyrite
Third	pyrrotite alteration	marcassite, siderite, galena, Pb-Bi-Ag sulphosalts
Fourth	late carbonate	dolomite, calcite



To date the following sixty five minerals (listed alphabetically not by abundance) have been identified in the Panasqueira deposit (after Correa and Naique, 1998):

ARSENATES: arseniosiderite, scorodite, farmacosiderite
ARSENIDE : lollingite
CARBONATES: ankerite, calcite, dolomite, siderite
HALOIDS: fluorite
NATIVE ELEMENTS: antimony, bismuth, gold, silver
OXIDES: cassiterite, goethite, hematite, magnetite, rutile
PHOSPHATES: althausite, amblygonite, apatite, isokite, panasqueirite, thadeuite, vivianite, wagnerite, wolpheite
SILICATES: beryl, bertrandite, biotite, chlorite, quartz, muscovite, topaz, tourmaline
SULPHATES : gypsum
SULPHIDES and SULPHOSALTS: acanthite, arsenopyrite, bismuthinite, chalcocite, chalcopyrite, canfieldite, covellite, cubanite, freibergite, galena, gudmundite, mackinawite, marcassite, matildite, molybdenite, pavonite, pentlandite, pyrite, pyrrhotite, pyrargyrite, sphalerite, stannite, stephanite, stibnite, tetrahedrite
WOLFRAMATES: hydrotungstite, scheelite, tungstite, wolframite

Approximately 20 of the 65 listed minerals are commonly found in the ongoing underground development. Many of the other minerals are very rare and can only be observed microscopically. For example, native antimony was identified only once as an inclusion in a specimen of galena. Native gold and silver were noted together with pyrite and were detected in a silver and lead sulphosalt. Native bismuth has been found as inclusions in arsenopyrite and chalcopyrite, and normally associated with bismuthinite, pavonite or matildite.

The authors were unable to determine if systematic analyses for gold has been completed on either the main wolframite - arsenopyrite bearing veins or the earlier non wolframite bearing veins. The company should consider some routine gold analyses to determine if any areas of the mine may have a gold credit.

The mineralization has been dated in several studies. One study obtained K-Ar ages of 295 and 299 $\pm$ 10 Ma from muscovite selvages. The other study returned $^{40}Ar/^{39}Ar$ dates of 296.3$\pm$ 0.8 and 291.6 $\pm$ 0.8 Ma. The results of both studies are reported in Noronha, Lourenco and Banks (1999). Other studies seem to agree and suggest that the tungsten mineralizing events took place over a four million year time period.

EXPLORATION

Even though the mine has been in operation for more than 100 years, very little in the way of "true" exploration has been conducted on the property outside the active or past mine workings. Exploration for additional reserves in advance of production continues as the normal course of the mine activities and will be discussed elsewhere in the "Drilling" section this report.

The Beralt Tin & Wolfram has historically allowed individuals to work small surface veins in the concession area, an activity that involved approximately 4,800 people during the peak development period created by the demand for tungsten generated by WWII. These small time



miners working at their own expense recovered small quantities of ore that was sold back to the Beralt. The hills surrounding the present day operation contain many old pits and shafts left from these small operations. Figure 6 and Figure 8 shows the distribution and abundance of those known old veins. In 1946, Beralt completed a detailed review of these veins but the information gained from that work was not available for the authors review. To the authors knowledge, Beralt Tin & Wolfram nor any of its predecessor companies have completed a modern, detailed study, other than the 1946 study, of those veins to determine if any potential exists for future mine development.

True exploration of the concession and the area immediately surrounding the concession seems to have been fairly limited. The authors were able to locate partial results from a regional stream sediment geochemical survey carried out between 1982-1984 by Beralt under contract with the Portuguese government (Figure 8). During the first phase of geochemical sampling, an area of 650 km^2 was covered, sample density was approximately one sediment sample per km^2. The Panasqueira mine is located in approximately the west central portion of the 650 km^2 sampling area. A total of 622 stream sediment samples were collected, 2-3 kg of sediment plus an additional 100 g of fine (sieved?) sediment was collected from each site and analyzed for Cu, Pb, Zn, W, and Sn. The authors were only able to locate poor photocopies of maps with dots indicating relative anomalies, exact numerical results were not available to the authors.

Several anomalous areas of elevated tungsten and tin geochemistry were identified outside the concession. The authors were not able to get the results of the other elements analyzed. Some anomalous areas can be attributed to known veins worked on by the small miners in the 1940's but others lie in areas that do not appear to have been thoroughly examined by any modern exploration techniques.

A number of the streams located less than five kilometres south of the Panasqueira concession returned tungsten stream sediment values of greater than 60ppm tungsten and greater than 30ppm tin. Other streams located less than one kilometre east of the concession also returned similar values. Beralt consultants have determined that these values are as anomalous as values collected from streams draining the mining areas at Panasqueira. Lower values, but still considered moderately anomalous are also scattered around the concession, including in the two areas containing the more anomalous values. These moderately anomalous values range from 40-60ppm tungsten and from 21-30ppm tin. No apparent follow-up has been completed on any of the anomalous stream geochemical samples. Figure 8 summarizes the known location of the anomalous and moderately anomalous stream sediment samples.

Several BQ sized drill holes have been drilled outside the main area of known veining either outside the present concession boundary or very close to the edge of the boundary as part of the regional exploration completed by BTW between 1982-1984. Drillhole 6-G(L) 506.52m depth, located along the western border intersected a total of 54, nine centimetre wide quartz veinlets and one 29cm veinlet that contained visible wolframite. This hole is located close to one of the tungsten stream sediment anomalies and may be suggesting that the source of the stream anomaly may be the mineralized quartz veins seen in the drill hole. Most of the other drill holes from this period also intersected quartz veinlets, generally less than 30cm in width.

Beralt also completed some sort of lithogeochemical survey over selected areas of the Panasqueira concession and in the immediate area adjacent to the concession. The authors are not


LEGEND
Property boundary
Waste dump
Main road
Minor road
Veins
Water sample site
Stream sediment results
Sn: 21-30 ppm, >30 ppm
W: 40-60 ppm, >60 ppm
Lithogeochemical results
Highly anomalous area
Very highly anomalous area
General outline of underground workings
Contour Interval: 100m
0
1 km
Scale
OREQUEST
PRIMARY METALS INC.
Figure 8
PANASQUEIRA MINE
REGIONAL GEOCHEMICAL MAP
Portugal
BY: G. C. D.G.
DATE: JULY 2006
SCALE: As shown
PANASQUEIRA
BARROCA GRANDE
SALGUEIRA WATER TREATMENT PLANT
Aldeia S. Francisco
V. DA ERMIDA
S. Jorge da Beira
-30.000
-32.000
-34.000
-36.000
-54.000
-52.000
-50.000
Note – grid coordinates are Hayford-Gauss system ; – map information supplied by Beralt Tin & Tungsten (Portugal) SA
LUMINAI DRAFTING LTD.
pano-jul06-figure8



aware of either the distribution, sample size, nor density of the samples in any particular area nor are the authors aware of actual analytical values. The only reference to the survey is contained in a report by Breiter, Nov 2001. Breiter has included a map in his report which outlines area of anomalous lithogeochemistry with anomalous areas divided into "*high anomality area*" (sic) and "*very high anomality area*" (sic). A brief description of the results of the lithogeochemical survey is as follows (Breiter, Nov 2001):

> *"In Panasqueira about 180 schist samples were collected on the mining licence area and neighbourhood. 15-20 small chips from the area 20-50m² were combined into one sample to become more representative sample. Any quartz or micaceous veinlets were omitted. The samples were analysed for Li, B, F, Cu, Zn, Rb, Sr, Nb, Sn, Cs, W, P, and Ti."*

The Breiter report continues:

> *" Intensive anomalies of Rb, Cs, Li, F, B and Sn were found inside the mining area Panasqueira-Barroca Grande. Additional anomalous area were found in area Corga Seca, near Rio, along the valley Ribeiro Pursim and SW of the road Ald. S. Francisco-Rio."*

Figure 8 also shows the high anomalous lithogeochemical areas and very high anomalous lithogeochemical areas. Exact analytical values were not available to the authors. Some anomalous areas within the concession can be attributed to known veins worked on by the small miners in the 1940's but the other areas are located in territory that do not appear to have been thoroughly examined by any modern exploration techniques.

Two areas appear to stand out as potential sites for follow-up work as defined by both anomalous lithogeochemical sample results and anomalous stream sediment results. One area lies along and slightly outside the concession south of the village of Ald. San Francisco. The second area of combined lithogeochemical and stream sediment anomalies lies just east of the concession boundary east of the village of Zerelho. Figure 8 also shows the high anomalous lithogeochemical and anomalous stream sediment areas. The authors were unable to determine if any follow-up work was completed in these two areas.

DRILLING

Exploration drilling for additional reserves in advance of production continues as the normal course of the mine activities. From 1946 to Nov 2005, the company has completed 74 diamond drill holes from surface. These holes commonly flatten up to 60^0 over a 200-300m deep drill hole and are therefore not considered very useful for vein location. Figure 6 shows the drill collars for all the surface drill holes completed by Beralt, including those drilled outside the main area of mining. The company owns its own diamond drill equipment but does not own or use any of the modern down-hole drill surveying instrumentation nor any wedging equipment. The company, instead, relies on underground drilling for vein location. To the end of 2005, the company had completed 2,567, mostly 46mm core sized, underground diamond drill holes for a total of approximately 131,000m. These holes successfully intercepted more than 20,000 quartz vein intercepts which the company used to guide the underground development. The following table summarizes the historic drilling.



TABLE VII- HISTORIC UNDERGROUND DRILLING 1946-NOV 2005

Years	Number of Holes	Total metres
1940's	47	3,555.71
1950's	376	17,980.19
1960's	221	12,625.55
1970's	713	32,431.97
1980's	709	43,803.5
1990's	186	4,807.54
*Unknown years**	281	13,456.02
2002	1	84.86
2003	2	98.73
2004	6	199.22
2005	25	1,799.57
Totals	**2567 holes**	**130,842.86m**

**-the authors were unable to accurately determine the years 281 holes were drilled, the drill records were located but drilling dates were missing.*

The underground drilling reached its peak in the 1980's and slowed down considerably since 2002 as a direct result of the depressed prices for tungsten. The company was conserving all available funds for the mining and therefore drilling was sadly neglected. This prevented the company from developing new resources and thus concentrating its mining and development efforts in areas of mineralization detected from previous work programs.

Figure 9 is a plan view of Level 3 that shows the number and density of drilling from Level 2 to Level 3. OreQuest reviewed certain sections of core remaining on site during the 2002 visit but unfortunately only 20,693m of core remains representing 137 surface and underground drill holes. A combination of a historic core storage fire and the practice of dumping the core to reuse core boxes has left the operation with a poor cross-section of core available for review. In the core remaining, the authors were able to see many vein intercepts, both with or without wolframite mineralization, contact relationships between wallrock and veins and most of the various rock types including the granites.

In Nov 2005 through to March 2006, the company completed an additional eight diamond drill holes from surface. The drilling was completed using a drill contractor instead of the company owned drill and was successful in controlling the hole deviation common during the previous holes drilled by the company from 1946-2005. The company, through its past experience, considers quartz vein exceeding 18cm in width significant and targets future underground development based on those intercepts. These intercepts are used to define the blocks included in the company's Inferred Resource category.



D5
D7
D9
D11
D13
D15
D17
D19
D21
D23
D25
D27
D29
P1
P0
P-1
P-2
P-3
P-4
P-5
L530
RAMP L2/L3
0 100 200 300 400 m
Scale
LEGEND
Underground working
Drill hole with hole number
OREQUEST
PRIMARY METALS INC.
Figure 9
PANASQUEIRA MINE
LEVEL 3 PLAN MAP
Portugal
BY: G.C. D.G.
DATE: JULY 2006
SCALE: As shown



TABLE VIII- VEIN DENSITY, 2006 SURFACE DRILL HOLE INTERCEPTS

Hole	Depth of hole (m)	Number of Quartz Veins intercepted	Number of Veins intercepted > 18cm thick
A	332.00	10	**2**
B	372.20	19	**4**
C	328.00	14	**1**
D	313.85	4	**2**
E	277.15	18	**4**
F	292.20	6	**0**
G	325.60	9	**2**
H	71.65	0	fault
Totals	**2,312.65**	**80**	**15**

In 1995, Avocet retained the services of two in-house consultants who attempted to enter all the drill hole data from both the surface holes and underground holes into a Datamine software program. The authors have been advised that the Datamine information may be available, but the authors have not seen the information. Instead the authors are relying on a summary report prepared for Avocet that discusses the results of the data entry program (Stock and Holman, 1995). Since 1995, Beralt have completed only eight additional underground holes, a total of 390.08 metres of drilling. One of the important conclusions from the Stock-Holman report was:

"*Preliminary reserve calculations were made using the Datamine database and these compared very favourably with the current 'hand' calculations.*"

Primary is currently in the process of re-entering all the historic drill hole date currently located in a collection of manually-entered notebooks stored onsite at the Panasqueira mine office. Once completed, this new digital database will greatly assist the company with its understanding of the geology and mineralogy of the deposit and allow for the creation of mine model. This updated computer model of the deposit will aid in future planning and production decisions.

Level 4 Exploration

The orebody occurs as a sequence of roughly parallel flat lying quartz veins whose horizontal extent is plunging to the southeast with increased depth. The upper parts of the orebody (above Levels 0 and 1) have been completely mined out, and currently only minimal reserves lie above Level 2 with most of the reserves occurring above Level 3 (90 metres below Level 2). There is no material below Level 3 included in the Panasqueira resource estimates discussed in this report. The location of the veins is determined by vertical diamond drill holes drilled from both surface and underground. Long diamond drill holes drilled from surface have tended to deviate making vein intercept locations difficult to accurately determine with the drilling equipment presently used on site by Beralt. The 1.8 metre diameter raises bored between levels for use as orepasses are also mapped for the vein elevation and thickness. Underground holes require access that is not always available for the plunging sections of the orebody. For these reasons along with the large lateral extent, the orebody is not very well perforated by drilling.

Due to the unpredictable distribution of the wolframite and resultant "nugget effect" distribution and the variation in nature of the enclosing quartz veins, predictions of grade and vein



variability are not possible using simple geological mapping techniques. Drill holes are not sufficient to accurately determine the grade of the vein and in fact are not assayed, however vein thickness and elevation are recorded on all maps and the vein intercepts do provide some assistance to Beralt in production decisions. In some cases due to the pinching and swelling of the veins individual holes do not provide good information on location of veins however in most cases within the boundaries of the mineralization, a thick vein intercept will become part of a future stope. It is reasonable to say also that the underground drilling techniques and methods used at Panasqueira in their approach to diamond drilling are as good if not better than any others available given the highly variable mineral content of the veins. The current method of recording the results of the drilling by way of handwritten logs stored in a series of hard-covered notebooks should be modernized and computerized.

BTW has completed very little drilling into Level 4 to determine the potential for this level to host wolframite bearing quartz veins similar to the veins currently being mined on Level 2 and 3. Table VIII is a comparison of vein intercepts from Level 3 and Level 4. BTW has arbitrarily created two crude subdivisions for outlining potential areas of interest as defined by underground diamond drilling. The first subdivision is defined but areas with greater than two vein intercepts exceeding 20cm in width encountered in the hole and the second subdivision shows those areas with 1-2 vein intercepts exceeding 20cm in width encountered in the hole. The first column of the Table indicates the Level, the 2nd column shows the number of drill holes into the Level, the 3rd column shows the number of drill holes with greater than 2 veins intercepts exceeding 20cm in width encountered in the hole and the 4th column summarizes the average number of veins per drill hole. The average number of veins is less than 2.0 because there are a number of drill holes in this subdivision in Level 3 that contain no vein intercepts but may be surrounded by holes with >2 veins so are included in the subdivision. The 5th column shows the number of drill holes with 1- 2 veins intercepts exceeding 20cm in width encountered in the hole and the 6th column summarizes the average number of veins per drill hole in this subdivision. The average number of veins is less than 1.0 because there are a number of drill holes in this subdivision in Level 3 that contain no vein intercepts but may be surrounded by holes with 1-2 veins so are included in the subdivision.

TABLE IX- VEIN DENSITY, DRILL HOLE INTERCEPTS AND LEVEL COMPARISON

Level	Total Number of Holes	Number of holes (> 2 veins/hole)	Average number of veins/hole (> 2 veins/hole)	Number of holes (1-2 veins/hole)	Average number of veins/hole (1- 2 veins/hole)
Level 3 560m-470m	163	97	3.8	66	1.2
Level 4 470m-380m	28	15*	1.9	13**	0.8

* - only 9 drill holes tested the full 90m Level 4 depth

** - only 5 drill holes tested the full 90m Level 4 depth

It is very evident that only a limited amount of exploration drilling has been completed into Level 4. BTW drilled 163 holes into Level 3 from Level 2 to outline its mineralized block. These holes now form the basis for the development of the Reserve and Resources estimated by BTW. The company has only drilled 28 holes from Level 3 into Level 4, 14 of those holes were not drilled 90m in depth to test the full extent of Level 4. Therefore, a true and accurate comparison cannot be completed with such a small database. Even with the limited amount of data from Level 4, the following can be observed:



1. Broad areas of Level 4 have not been tested by any drilling.
2. The limited drilling to date indicates that the vein density may be decreasing in Level 4 compared to Level 3.
3. Certain areas of Level 4 could be as productive as Level 3 but there is insufficient drilling to know how extensive these areas may be.

Clearly, further drilling is required to test Level 4. Ultimately, the decision to develop Level 4 will be based on the existence of adequate vein density to pay back development costs. Access to underground drill sites is one limiting factor in preventing a complete evaluation of the potential of Level 4 to host similar vein density to Level 3. BTW geologists have recommended that 12 drill holes can be completed from *within* the existing underground development. Several other additional areas may also be considered for further drilling but large areas of potential have *no* underground access at this time.

SAMPLING METHOD, APPROACH AND SECURITY

The distribution of the wolframite crystals is extremely erratic and results in a "nugget effect" similar to what is commonly seen in high-grade, coarse gold mines. The mine does not utilize conventional sampling techniques such as channel sampling or drilling to provide material to estimate grade of the individual faces or stoped areas. Instead, an empirically derived factor is used, a formula that has proved reliable and accurate for many decades of mining. This formula is applied to the measured area, and mine grades are reported in terms of recoverable wolframite per horizontal square metre of vein, and subsequently converted to recoverable wolframite per tonne of ore. Measuring consists of measuring the area of wolframite crystals within the vein. The areas of wolframite are accumulated for a specific length of exposed vein and recorded along with the length sampled and the average vein thickness (Mendes, 1958). The current measuring system has been used successfully for decades and the authors cannot suggest a better, modern, cost effective or more reliable method for calculating grade.




This photo shows the sampler measuring the individual wolframite crystals

Wolframite occurs as very large crystals or large crystal aggregates within the flat lying quartz veins and may be accompanied by intense biotite alteration. The wolframite crystals are easily identified in the vein and are not confused with other sulfides which has enabled the mine to develop a very unusual but effective method of grade control and reserve calculation. The grade of the sample is estimated in terms of kilograms of wolframite per square metre of plan area of vein. The height of the stope excavated then determines the number of tonnes (dilution) and grade of ore sent to the mill. The formula for converting the measured area of wolframite to grade per square metre of plan area is as follows:

$$\frac{\text{Total surface area of wolframite crystals (square millimetres)}}{100 \times \text{(total length sampled in metres)} \times 1.8}$$

The result of the calculation is the number of kilograms of wolframite per square metre of stope, normally between 20 and 100 and averaging 30. The number 1.8 is an empirical factor derived from experience and back calculations from mill recovery since the 1950's.

A map is created for each vein showing all of the "samples" taken on that particular vein. As development progresses all of the ""samples" within an individual block (a block is defined by a drive and panel and usually about 80m by 100m) are averaged to provide a block grade. The individual samples are weighted according to the original length measured. When the entire block



has been converted to 11m by 11m pillars then sampling is complete and no further changes will be made to the block grade.

Since no samples of faces or drifts are collected, sample security is not an issue, only the reliability and accuracy of the data obtained during the collection process is an issue.

MINERAL PROCESSING AND METALLURGICAL TESTING

Certain portions of the following text have been excerpted from a paper co-authored by the current Panasqueira mine General Manager, Mr. R.A. Naique, Eng., in a paper presented at the International Tungsten Industry Association (ITIA) conference in 1998 (A. Correa and Naique, 1998). Areas within the quotations that do not appear as italicized text represent comments inserted by the author. The following description along with Figure 10, a schematic flowsheet, document the process at Panasqueira which is technically simple but from a material flow point of view is quite complicated.

"Although the ore dressing of Panasqueira ore might seem conceptually straightforward, in practice it requires a great deal of experience and careful monitoring for control. For more than fifty years Panasqueira has produced very High Grade Concentrates which are almost pure Wolframite. This has been possible due to the coarse crystalline character of the ore. Most of the sulfide minerals occur as macroscopic crystals within the quartz gangue of the vein. In addition to the sulfides, quartz occurs as coarse crystals within vugs in the veins and muscovite occurs in 2 cm halos above and below the veins. Wolframite, Cassiterite and Chalcopyrite are the economic minerals to be recovered as concentrates. Pyrite, Arsenopyrite and Siderite are heavy minerals that are removed from concentrates.

Wolframite is the main mineral to recover and usually occurs in clusters of crystals in the vein. Being very brittle, it goes preferentially into the fines making it essential to clean the stoped area of all possible fines upon completion of mining."

This brittle characteristic of wolframite that makes recovery difficult from the mine, assists the plant as most of the wolframite is easily liberated with only two stages of crushing.

"Existing Plant represents best possible present solution to treat Panasqueira ore.
The Run of Mine (ROM) ore delivered to the Plant typically contains 18% vein material. Separation and discarding of the waste quartz and schist rocks is the first step of the concentration process. Prior to 1971 hand picking followed by crushing and then jigging was the standard practice. In 1971 Heavy Media Separation (HMS) was introduced to replace the old practice of hand picking and jigging. The HMS process utilized at Panasqueira uses a hydrocyclone for the separation using a dense slurry media maintained at 1.7 s.g. using very fine magnetic Ferrosilicon (FeSi). After crushing and screening, this process is the first concentration step in the Plant."

The underground jaw crusher delivers minus 100mm rock to three storage bins (Orepasses) located below the administration office by way of the 1,203m long 17% Santa Barbara conveyor shown as conveyor #2 on the flowsheet. Vibrating feeders discharge ore to conveyor #3 which feeds the crushing plant at a rate of about 160 tons per hour. Plus 25mm material is produced by Allis


OREQUEST
PRIMARY METALS INC
Figure 10
PANASQUEIRA MINE
PLANT FLOWSHEET
Portugal



Chalmers 16' by 6' primary screens and crushed in closed circuit by one of two 4.25 foot Symons short head cone crushers. All screening done in the plant is aided by copious amounts of spray water. Secondary screens, also 16' by 6' Allis Chalmers remove minus 0.5 mm material from the minus 25mm Heavy Media Separation (HMS) feed.

The tailings from the HMS circuit consists of +0.5 -25 mm material which is washed and screened from the cyclone overflow by sieve bends and shaking screens, This material represents about 80% of the feed by weight containing about 10% of the WO_3 feed content. At the time of the site visit all of this material, roughly 25,000 tonnes per month, was being sold as gravel as it was produced.

> *"The particle size of the feed to HMS ranges from 25 to 2 m/m and is prepared in the section of the Plant named CWS (crushing, washing, screening). The minus 0.5m/m* [mm] *from the ROM together with the HMS concentrate is crushed in twin roll crushers."*

One of the roll crushers is dedicated to +2.5 –5 mm material from the HMS concentrate and this material is re-circulated to the HMS plant. The minus 2.5mm material is hydrosized prior to concentration by gravity shaking tables.

> *"This is the second step of the concentration receiving all the material which will produce the concentrates, to avoid losses it is important to obtain clean tailings. This is achieved by sizing the whole minus 2.5 m/m* [mm] *concentrate stream, first with cyclones which produce an overflow of finer size (around minus 74 micra* [microns]*) which is sent to the slimes treatment section, and an underflow (plus 74 micra*[microns]*) which is sent to a hydrosizer which produces six sized fractions which are treated separately on individual tables. Coarser fractions are treated using Hercules type tables and the finer with Plat-O. The table concentration eliminates all the gangue minerals, namely Quartz and silicates from waste rock. The concentrates contain all the dense minerals, which include beside Wolframite, all the Sulphides* [pyrite, chalcopyrite, arsenopyrite, sphalerite] *plus Cassiterite and Siderite. This table concentrate is named Pre-Concentrate. This product was transported to Rio Plant with a ropeway (apx. 4 Km) for further treatment until September 1996, when all the equipment of this Plant was reinstalled at Barroca Grande, concentrating all the treatment facilities in one place.*
>
> *The slimes treatment section includes beside Plat-O, two other types of tables, Mozley-Bartley and Duplex. These are tables used to concentrate the possible finest particles (up to 15 micra*[microns]*) and have produced satisfactory results, as almost all the Wolframite in the slimes tailings is finer than 15 micra*[microns]. *Extensive testing work has been conducted on the fine tailings showed that additional recovery gained with the installation of new equipment to concentrate very fine size material (around 25 micra*[microns]*) was hardly an economic proposal.* [the 25 micro and the 15 micron figures do not correspond exactly, this is a direct quote and could be a simple typographical error and is largely immaterial since if it is uneconomic to recover 25 micron material it would be even less economic to recover 15 micron material]



This slimes section produces a final concentrate of finer size and therefore the sulphides contained in the table concentrates are removed with the flotation of sulphides using normal Denver type cells."

The pre-concentrate produced by the sand tables is then screened at 1.25 mm with each fraction then treated by one of four tables. The pre-concentrate is conditioned briefly with sulphuric acid, Nafta and Gasoil prior to passing over the table where the sulfide minerals float to the tailings, even 2mm sulfide grains will float down the table. These table tailings then become feed for the copper circuit.

"The Pre-Concentrate is further treated using flotation on tables (type James) to remove sulphides collected in the tailings. The table concentrates without sulphides are dried and screened to prepare three sized lots (+20, -20+60, and –60 mesh) *each size fraction is treated separately using dry high-intensity magnetic separators* [which by changing the number of coils can pull off one mineral at a time] *produce the High Grade Wolframite Concentrate and two more products. One of these which is non magnetic contains the Cassiterite and the second which is magnetic consists essentially of Siderite* [a small amount of ferrosilicon is also recovered here as well]. *This last lot is discarded, but the other one containing Cassiterite goes to further treatment using tables to eliminate the finer gangue particles, and flotation in a mechanical cell to eliminate the remaining finer sulphide particles. The concentrate recovered is dried, screened in three sized lots, each treated separately with high-intensity separators, producing the final Cassiterite Concentrate. In this step, additional Wolframite is recovered.*

The Pre-Concentrate flotation tailings [essentially sulfides] *are pumped to a separate circuit which produces Chalcopyrite (copper) concentrate. This concentrate is recovered using differential flotation in Denver type cells. The tailings are ground in a ball mill to 60% minus 200 mesh. Lime is fed to this mill to increase the feed pulp pH to 11,5. It has been possible to produce concentrates with +28%Cu limiting the content of As to less than 2%. The main sulphide present in the vein material being Arsenopyrite, it is eliminated in the tailings which present As contents up to 30%."*

The copper circuit treats about 5,000 tonnes per year recovering about 100 tonnes of copper concentrate. The average arsenic grade in the copper tailings was nearly 20% in 2001. The copper circuit recovered 77% of the copper while producing concentrate grading 28.5% Cu and 0.2% As. The copper plant tailings contain much of the arsenopyrite present in the ore, it might be possible to contain this material by itself thus reducing the discharge of arsenic to the larger tailings pond. The copper circuit is one of several modules within the plant that operates when there is sufficient material to feed it for a prolonged period of time. The copper plant usually starts late at night when reduced power rates permit more efficient start-up or the ball mill.

The plant is controlled by experienced operators. Samples are collected daily from most of the standard places and assayed daily. The modular nature of the plant with its many storage sites and local batch processing make a daily met balance confusing and in fact the only met balances presented to the authors were monthly calculations. The authors have seen monthly metallurgical balances and we can reconcile product tonnes and grade to mill feed tonnes and grade. During the month of March 2002 for example, 97 tonnes of tungsten concentrates were produced grading an

average 74.1% and containing 71,875 kg of WO_3. The combined tailings streams contained 12,241 kg of WO_3 resulting in a estimated feed grade of 0.320% WO_3 for the 26,282 tonnes of ROM processed and an overall plant recovery for WO_3 of 85.4%. The known data used for calculating the balances include:

Dry weights for ROM and HMS (coarse) tails [electronic weightometres]
Dry weights for HG and LG WO_3 concentrates
Dry weights for Cu and Sn concentrates

Assays for HMS tails, slimes tails, coarse table tails (sand tails) and all concentrate streams are used to estimated the remainder of the values in the balance.

Numerous samples are assayed daily at the mine site, to provide feedback for the operators on the operation of various modules. These include:

HMS feed, concentrate, and tailings
Fines, total flow to tailings pond [automatic sampler]
Slimes feed, concentrate, and tailings
Coarse tables, concentrate and tailings
Final tables, feed and tailings
Copper circuit, feed, concentrate and tailings
High Intensity Magnetic Separation, concentrate and tailings after last passage

These sample points are the locations that most prudent operators would select for the operation of the plant. Most operators would create a weekly mass balance knowing that for many variables the values would be skewed due to the retention of products within the various modules. One or two lines of written comments could then easily explain the variation of certain numbers for example: Cu hopper filled for Monday operation, Pre-concentrate bin full at end of week, etc. These balances, if they do exist, may be circulated among plant personnel but were not shown to the authors.

Typical recovery for the plant is 81% with monthly numbers varying between 80% and 83% over the course of the 2001 fiscal year. Over 89% of the recovered mtu's are in the high grade concentrate averaging over 74% WO_3 with the remainder from the fine lower grade concentrate of 66% WO_3. Beralt is able to blend the two concentrates to both meet customer specifications while selling all of both products. The bulk of the losses of WO_3 occur in the coarse tails where the grade of 0.038% WO_3.

The plant typically operates five days per week, Monday-Friday, with an extra shift available on Saturdays. ROM throughput is currently around 55,000 tonnes per month or 550,000 tonnes per year. This throughput produces approximately 9,000 mtu's of WO_3 monthly that will satisfy the current sales contracts. The plant operates with an average unit cost of €2.8 per tonne and produces by-products of copper and tin concentrates as well as road and construction aggregates.



Plant Infrastructure

The following text has been excerpted from a paper co-authored by the current Panasqueira mine General Manager, Mr. R.A. Naique a paper presented at International Tungsten Association 1998 conference in 1998 (A. Correa and Naique, 1998).

> *" The electrical power is supplied by EDP at 60 KV, into a sub-station at the Rio site. From where it is transported to Barroca Grande sub-station by the Company line of 40 KV. There are 6 main transformers at this sub-station which transform all incoming power to 3 KV which is the feed voltage up to the consuming centres. Besides some big motors of 3 KV, most of motors are of 380 V. Contracted power is 3750 KW.*
>
> *All the water used in the Mine and the Plant comes from the Mine. More than 90% of water used in the Plant is recycled.*
>
> *All residual water from the Mine and Plant is treated before discarding into the local stream.*
>
> *The tailings from the Plant are sent to a settling pond from which the overflow is sent to the water treatment plant.*
>
> *There is a permanent monitoring system of water quality agreed with the Environment Authority, which has worked successfully.*
>
> *Compressed air is only needed for the charging of the blast holes* with ANFO *and a new compressor unit was recently installed* [underground] *to replace the compressor station* [located at the plant site] *with old and big units from the past which were highly uneconomic to run.*
>
> *The Wolframite concentrates are packed in one ton big bags which are transported in containers by road from the Mine to Lisbon port from where they are shipped to their destination. "*

Figure 11 shows the general plant layout.

SAMPLE PREPARATION AND ANALYSIS

The company maintains its own onsite laboratory to test tungsten concentrate grades as well as contaminant levels in the water quality samples. Beralt uses older equipment and techniques to analyze the various samples although the results generated by the mine lab consistently compare favourably with independent analysis completed by third party laboratories. These third party analyses of certain of the analyzed material, particularly the tungsten concentrate will be discussed in the "Data Verification" section of this report. A complete discussion of the various samples tested by the mine lab has been discussed in the previous section. The mine uses a gravimetric analysis for tungsten oxide (WO_3) and total sulphur content. The mine uses a titration analysis for tin (Sn) analysis, copper (Cu) analysis, arsenic (As) analysis, and phosphorus (P) analysis. A complete discussion of the various analytical techniques used at the mine can be found in Appendix II.

In 2002, the authors submitted a sample of the coarser grained tungsten concentrate (Coarse +20 mesh) and a sample of the finer grained tungsten concentrate (Fine –20 +60 mesh) to IPL


Electrical Substation
Conveyor #3
Surge Bin
Mechanical Shop
Crushing, Screening & Preconcentration
Sand Tails Discharge
Thickener
Compressor House
Flotation Tables
Cu Circuit
Thickener
Heavy Media Separation
Heavy Media Separation Transfer Tower
Dryers
Magnetic Separators
Slime Tables
Final Concentrates
Laboratory
Lunch Room
Carpenter Shop
Coarse Tails Loading
Gravel Truck Loading
Electrical Shop
Stores
Access Road
Main Gate
Cafe
C.T.T.
Aerial Tram to Rio (no longer in use)
N
0 10 20 30 40 50 m
Scale
OREQUEST
PRIMARY METALS INC.
Figure 11
PANASQUEIRA MINE
PLANT SITE PLAN
Portugal
ORIGINAL DRAWN BY: F. Ferreira
ORIGINAL APPROVED BY: Eng. M. Daniel
REVISED BY: D.G.
SCALE: As shown
DATE: JULY 2006
Note: - map information supplied by Beralt Tin & Tungsten (Portugal) SA
LUMINAI DRAFTING LTD.
pana-jul06-figure11

International Plasma Laboratory Ltd. in Vancouver. IPL completed gravimetric analyses for WO_3, a Leco process for total sulphur and multi-element ICP for 30 other elements. IPL returned results of 71.77% WO_3 from the coarser grained tungsten concentrate (Coarse +20 mesh) and results 72.03% WO_3 from the sample of the finer grained tungsten concentrate (Fine –20 +60 mesh). These samples were obtained from a 0.5-2.0 gram sample. A second set of analysis was completed in 2002 by Teck Cominco Exploration Research Laboratory of Vancouver using a X-Ray Spectrometer. Teck Cominco returned results of 74.12% WO_3 from the coarser grained tungsten concentrate (Coarse +20 mesh) and results 73.69% WO_3 from the sample of the finer grained tungsten concentrate (Fine –20 +60 mesh). Teck Cominco also determined that the wolframite ($FeWO_4$) grades were 97.09% $FeWO_4$ from the coarser grained tungsten concentrate (Coarse +20 mesh) and results 96.52% $FeWO_4$ from the sample of the finer grained tungsten concentrate (Fine –20 +60 mesh). The difference between the two labs WO_3 results can be attributed to incomplete digestion of the sample using the IPL gravimetric analysis verses the X-Ray Spectrometer technique used by TeckCominco (Appendix III and Appendix IV). No new sampling was completed during the 2006 site visit.

DATA VERIFICATION

The best way to assess the performance of the assaying facility and the scales used to measure weights is to study the history of customer satisfaction. The Beralt-Panasqueira mine currently has one principle customer, Osram Sylvania of Pennsylvania, USA. The following table shows the reconciliation of shipments to Osram over a period of July 2005 to November 2005.



TABLE X - CUSTOMER SHIPMENT RECONCILIATION (JULY 2005-NOV 2005)

Lot #	Beralt weight (kg)	Customer weight (kg)	Beralt Grade (WO_3)	Customer Grade (WO_3)	Beralt mtu's	Customer mtu's
BS 261/92	20000	20003	73.21	74.20	1,464.20	1,484.25
BS 261/93	20000	20007	73.18	74.10	1,463.60	1,482.51
BS 261/94	20000	20006	72.50	72.90	1,450.00	1,458.44
BS 261/95	20000	19999	73.10	74.10	1,462.00	1,481.94
BS 261/96	20000	20006	73.12	73.80	1,462.40	1,476.41
BS 261/97	20000	20010	73.20	74.80	1,464.00	1,496.72
BS 261/98	20000	20009	73.08	72.00	1,461.60	1,440.63
BS 261/99	20000	19994	73.15	74.20	1,463.00	1,483.57
BS 261/100	20000	20009	73.00	73.50	1,460.00	1,470.68
BS 261/101	20000	20006	72.00	71.20	1,440.00	1,424.46
BS 261/102	20000	20004	73.16	73.60	1,463.20	1,472.31
BS 261/103	20000	20011	73.23	72.40	1,464.60	1,448.80
BS 261/104	20000	20008	73.50	73.40	1,470.00	1,468.61
BS 261/105	20000	20012	73.25	73.80	1,465.00	1,476.91
BS 261/106	20000	20011	73.28	73.00	1,465.60	1,460.80
BS 261/107	20000	20009	73.40	73.90	1,468.00	1,478.65
BS 261/108	20000	20015	73.35	73.80	1,467.00	1,477.11
BS 261/109	20000	20021	73.25	73.40	1,465.00	1,469.57
BS 261/110	20000	20019	73.30	74.50	1,466.00	1,491.40
BS 261/111	20000	20017	73.15	74.00	1,463.00	1,481.29
BS 261/112	20000	20000	73.10	73.20	1,462.00	1,464.01
BS 261/113	20000	20016	73.20	73.20	1,464.00	1,465.17
BS 261/114	20000	20013	73.15	73.60	1,463.00	1,472.98
BS 261/115	20000	20018	73.18	73.50	1,463.60	1,471.34
BS 261/116	20000	20033	73.12	73.50	1,462.40	1,472.44
BS 261/117	20000	20029	73.16	73.90	1,463.20	1,480.12
Totals	**20000**	**20011**	**73.13**	**73.52**	**1,462.55**	**1,471.20**

It can easily be seen from this data that the comparison of the average assays of tungsten concentrate by the Beralt and their customer is quite similar although not identical. This is likely caused by the difficulty of obtaining a representative sample from material with a relatively coarse grain size of up to 2 mm and therefore some individual assays consist of relatively few grains of mineral. Beralt does appear to consistently understate the weight of their shipments and understate the grade that will help maintain good relations with customers but might cost a few dollars in lost revenue. It may be that some updating of scales for weighing concentrates may be worthwhile at some point if customers become aware of the discrepancy and decrease their reported weights.



MINING

Mining at the Panasqueira mine has evolved from labour intensive hand operations in the early 1900's through mechanized longwall methods to today where a mechanized room and pillar operation uses much of the most efficient and mechanically modern equipment currently available. In total, there are over 10,000 kilometres of drifts, raises, production tunnels, and declines reportedly completed underground at Panasqueira since mining commenced (Figure 12).

Access to all the mine's main levels namely Level 2 and Level 3 is by a 2.5m by 2.8m decline from surface with a gradient of 14%. On each of the two levels rail is utilized to transport ore from 1.8 metre diameter bored raises in the stopes to either the winze or orepass. Five tonne cars are used to transport the ore in trains powered by both trolley and battery locomotives. A vertical rock hoisting shaft that was completed in 1998 connects Level 3 to Level 2 and is designed to transport the five tonne cars from one level to the next with a cycle time of 76 seconds. This process is well automated, does not require a locomotive and was observed to work well.

Level 2 is the site of a 3000 tonne capacity orepass that provides storage capacity for the underground crusher located at about the 530m Level. All ore from the mine is crushed prior to being transported along the 1,203m long 17% Santa Barbara conveyor belt that discharges into a large coarse ore bin located under the mine office. The jaw crusher operates at 250 tonnes per hour and produces a minus 10 cm product in open circuit. The crusher and conveyor are also used to transport waste rock when necessary.

The 530m Level is an old access level which leads from the Salgueira water treatment plant to the mine area and was initially developed in the 1950's to drain the mine workings. All of the water from the mine drains along this level to Salgueira by gravity for treatment prior to recycle or discharge. Below Level 3 (470m level) there is a major pumping station for any water that seeps in past the 530 Level. It consists of three sumps with a combined storage capacity of 6,000 cubic metres. There are two pumps with 100 kW motors and two more with 250kW motors, the pumping station is automated so that as the sumps fill additional pumps start. The pumping station is remotely monitored so that pumps may be started from surface in event of severe water inflows. The mine typically discharges 70-200 tonnes of water per hour in the dry summer months but during the rainy season in December and January flow rates can increase to several thousand tonnes of water per hour.

These main levels consist of a series of parallel drives that are spaced 100 metres apart, and which provide access to the ore passes for rail transport and to the ramps for the rubber tired equipment (Figure 13). There are seven veins between the 2nd and 3rd Levels in 90 vertical metres. The veins are almost flat but occasionally split or join together, they pinch and swell and are usually between 10 and 70 centimetres thick. The veins can plunge locally as much as three or four metres in a very short distance.

Primary mine ventilation is provided naturally by several ventilation raises. Air flow is controlled by curtains in main areas and assisted by electric fans where needed particularly in the stopes. The mine is supplied by 3.0 kV power which is reduced to 380 V for distribution to equipment.



-30.000
-32.000
-34.000
-36.000
-56.000
-54.000
-52.000
-50.000
PANASQUEIRA
S. Jorge da Beira
V. DA ERMIDA
BARROCA GRANDE
CORGA SECA
Aldeia S. Francisco
RIO
LEGEND
Property boundary
Waste dump
Main road
Minor road
Underground workings
Contour Interval: 100m
0
1 km
Scale
OREQUEST
PRIMARY METALS INC.
Figure 12
PANASQUEIRA MINE
UNDERGROUND WORKINGS
Portugal
BY: G. C. D.G.
DATE: JULY 2006
SCALE: As shown
Note: - grid coordinates are Hayford-Gauss system ; - map information supplied by Beralt Tin & Tungsten (Portugal) SA
LUMINAI DRAFTING LTD. pana-jul06-figure12


LEGEND
Level 0
Level 1
Level 2
530 Level
Level 3
Declines
Conveyor Decline
Level 2 Access Ramp
Level 3 Access Ramp
Production Winze
Drainage tunnel to Salgueira
L2-P1
L3-P-5
D3
D21
OREQUEST
PRIMARY METALS INC.
Figure 13
PANASQUEIRA MINE
3-D SCHEMATIC
OF PANASQUEIRA MINE
HAULAGE LEVELS
Portugal
BY: G C DG
DATE: JULY 2006



Figure 14 -Schematic of Level 2 and 3 and One of Four Connecting Declines- (Beralt Summary 1992)

Mining Method

The mining method used by Beralt at Panasqueira is a mechanized room and pillar method that has evolved during the past 100 years. The method is possible in part due to the very competent host rock. Underground support is relatively rare and is usually only required when argillaceous faults are encountered. The current practice is to place concrete walls and arches some 3m either side of such faults in the main drives, while timber packs are used rarely in the stopes when needed. Rock bolts, screen and shotcrete are used only when large openings are excavated for workshops pump stations or the crusher.

The stoping process begins when spiral ramps, as shown in Figure 14 above, are driven up to access the mineralized veins, and the orebody is opened in four directions and blocked out on an 80m by 100m pattern, although some panels are only 70 metres apart. Drives are designated by odd numbers therefore the distance between Drive 21 and 23 is 100 metres and there is no Drive 20. The Drives and Panels are at 86° and 94° to one another, not quite at right angles, and are established along a mine grid which is at 25^{0} degrees to true north. East-west oriented tunnels are called Drives and those trending north-south are called Panels. Drives and Panels are driven 5 metres wide and where they intersect, 1.8 metre diameter raises are bored between haulage levels (base galleries) to act as orepasses for all of the stopes. Chutes are installed in the bottom of the orepasses to facilitate the loading of the cars. Equipment that is used for mine development and production includes electric hydraulic single boom jumbo drills, 3.5 cubic yard diesel LHDs, 2.5 cubic yard electric LHDs and a raise borer.

The height of the stopes was nominally 2.1m but increased to 2.3 m in areas where ore bearing veins are more variable in their dip, strike or thickness. Within the past 3 years new lower



profile equipment has been purchased with the target of reducing the stope height to 1.8 metres. Additional 5m wide openings are excavated between and parallel to the drives and panels to create a series of 11m by 11m pillars. The pillars are then reduced in size in two passes of 5 metre excavations; firstly to 11m by 3m, and then to 3m by 3m to complete the extraction sequence. This process results in a theoretical extraction rate of 84% as 3m by 3m pillars are not recovered. Precise survey control is maintained so that all final pillars are aligned vertically and experience has shown that the stopes will usually begin to collapse about 4 or 5 months after completion which gives plenty of time to "sweep" the fines from the floor. A small track mounted excavator is used for a final stope clean-up (sweeping) to recover the wolframite rich material that accumulates on the floor during normal mucking operations.

Stope drilling is carried out by electric hydraulic single boom jumbos. Blast holes are drilled 2.2 metres in length and are 41 mm in diameter. The holes are located in two horizontal rows above and below the vein to minimize shattering the brittle wolframite in an attempt to increase the WO3 reporting to the mill prior to sweeping. Drilling is carried out on two shifts with about 30 holes required per 5m wide advance utilizing a v-cut. ANFO is loaded pneumatically into the blast holes and delayed electric detonators along with small primers are used for blasting. Blasting occurs at midnight using a central blast cable, the mine then ventilates for all of the third shift. Each blasted face produces about 60-65 tonnes of rock and good drillers can complete five faces in a shift. There are usually enough faces that advance is limited to about 5 or 6 metres per month.

After the blast the muck pile is washed down and the back is scaled, ore is loaded and hauled by 2.5 cubic yard electric LHDs and 3.5 cubic yard diesel LHDs from the heading to the orepasses. Once the blasted rock has been removed then the vein can be evaluated. The face is "sampled" by a non-assay technique that has been developed locally and found to be quite accurate over the last 50 years. This technique has been discussed in the "Sample Method, Approach and security" section of this report. The quality of the vein in the face along with minimal diamond drill information is used to guide the development of the stopes which create 11m by 11m pillars until the veins pinch out to the point of being uneconomic. The mine occupies a large area and diamond drill information is minimal therefore there are probably some stopes which may have been halted prematurely.

Once the limits of the stopes are established then the final extraction takes place with 3m by 3m pillars created from the perimeter retreating to the access ramp. Occasionally some pillars cannot be totally extracted due to hazardous conditions created by mining. In these instances some of the reserve is lost. In the past there have been attempts at recovering pillars using either jacks or timber packs for support, but these exercises have proved expensive, labour intensive and hazardous. For this reason no pillar recovery operations are currently in use at the mine.

Ore from above Level 2 is fed from ore passes into 5t self-tipping rail cars and hauled by electric trolley locomotives to the ore pass on Level 2 that feeds the underground crusher. Ore from below Level 2 is similarly fed to and trammed on Level 3 to the winze where the rail cars are individually hoisted to Level 2. From the shaft the cars are trammed to where they self-dump into the crusher ore pass.



Mine Production and Scheduling

The mine currently employs 114 people on two shifts (7AM to 3PM and 3PM to 11pm), six days per week. Due to the extensive workings in the mine the effective time of each shift is reduced to about seven hours due to the time that it takes for workers to reach their workplaces. There are several four wheel drive pickup trucks that are used to transport men and materials to the underground headings, these vehicles are also used by supervisors to visit the working places during the operating shifts. One vehicle is on permanent standby on surface for use during emergencies.

Drilling is performed primarily on the first shift and then completed on the afternoon shift prior to loading and blasting at midnight. As each face generates about 60 metric tonnes of rock it is necessary to blast about 22 faces per day. A lot of planning is required to ensure that there are enough faces in close proximity to one another to facilitate one jumbo drilling and blasting as many faces as possible without long moves.

The mine is ventilated from midnight to the beginning of day shift at 7 am. Large proven reserves have not been maintained in 11 by 11 pillars due to the difficulty ventilating the workings. Crushing of the ore begins at noon when there is enough ROM ore in the orepass to keep the crusher going for a while. Tramming will then continue until the end of the afternoon shift. The principle limiting factor in production currently is the winze which can transport about 340 cars per shift, 6 days per week.

The mine currently operates at a rate of 55,000 tonnes per month with a recovered grade of 0.17% WO_3 which should produce about 110 tonnes of high grade concentrate and 20 tonnes of low grade concentrate. This production level is sufficient to satisfy its contracts at this time. The mine and mill shut down for the month of August for employee holidays. This also provides time to perform maintenance on critical equipment but causes a disruption to cash-flow. In some years it is necessary to boost production in months preceding and immediately after August to make up shortfalls in WO_3 production.

Avocet Mining PLC compiled a report on the cost of developing Level 4, an additional 90 metres vertically below Level 3. Several alternative scenarios were analyzed including ramp haulage, deepening of the winze and relocating the crusher to a lower level. None of these cost scenarios have been updated. Studies on the cost of developing resources in peripheral areas of Level 3 as well as the Pandeep area of Level 2 in addition to those on Level 4 should be done as soon as possible.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The orebody occurs as a sequence of roughly parallel flat lying quartz veins whose horizontal extent is plunging to the southeast with increased depth. The mineralized zone on Level 0 had an area of approximately 2.3 km by 700 metres, and appears to be getting somewhat smaller with depth to where at Level 3 it seems to be about 1.5 km by 400 metres in area. The upper parts of the orebody (above Levels 0 and 1) have been completely mined out, and currently only minimal reserves (less than 5% of the Proven Reserves) lie above Level 2 with the remainder of the reserves occurring between Level 2 and Level 3 (90 metres below Level 2). Between Level 1 and Level 2 (60 m vertical separation), the orebody consisted of 7 or 8 flat dipping veins with an average thickness of 0.3 metres that typically hosted economic mineralization over continuous lengths of 40



to 60 metres which occasionally pinched out only to swell later on. The distribution of principle veins intersecting drive D15 is shown on Figure 15 and Figure 16.

The location of the veins is determined by vertical diamond drill holes drilled from both surface and underground. Long diamond drill holes drilled from surface have tended to deviate making intercept locations suspect. The 1.8 metre diameter raises bored between levels for use as orepasses are also mapped for the vein elevation and thickness. Underground holes require access that is not always available for the plunging sections of the orebody. For these reasons along with the large lateral extent, the orebody is not very well perforated by drilling.

Drill holes are not sufficient to accurately determine the grade of the vein and in fact are not assayed; however vein thickness and elevation are recorded on all maps. In some cases due to the pinching of the veins, an individual drill hole may not provide good information on the presence of veins however in most cases within the boundaries of the mineralization; a thick vein intercept will become part of a future stope. A study was performed on the D9 area of Level 2 based on drill hole intercepted vein thickness and the resulting mined grade from the area. The result of this study was the "D9 formula" which is used extensively at the mine to estimate reserves and resources. The D9 formula is as follows

$$\text{Grade in \%WO3} = \frac{\text{vein intercept in cm x 0.75(WO3 in wolframite)*0.6}}{10 \times 2.2 \times 2.8}$$

Where 2.2 is the mining thickness and 2.8 is the specific gravity of the rock. The value of 0.6 is an empirical value determined from the study.

When an area is determined to warrant development, ramps are driven between the haulage levels to provide access to each of the veins between the levels. In the case of Level 3, there are seven veins accessed by the ramps. The stopes are developed by advancing five metre wide headings along the veins, twice each month the veins are sampled (measured) for their WO_3 content. For this sampling all of the headings which are creating 11m by 11m pillars are measured. Measuring consists of measuring the area of wolframite crystals within the vein. The areas of wolframite are accumulated for a specific length of exposed vein and recorded along with the length sampled and the average vein thickness. The measuring process is discussed in further detail in the "Sampling Method, Approach and Security" section of this report.

A map is created for each vein showing all of the "samples" taken on that particular vein. As development progresses all of the "samples" within an individual block (a block is defined by a drive and panel and usually about 80m by 100m) are averaged to provide a block grade. The individual samples are weighted according to the original length measured. When the entire block has been converted to 11m by 11m pillars then no further changes will be made to the block grade. Faces are still sampled (measured) to provide estimates of ore grade going to the mill.

At the end of each month the production from the mine is reconciled with that of the plant and tabulated in what is called a "Survey Report". This report is used to correlate data measured in the stopes with the number of cars trammed as well as the plant weightometer. Several factors have been created to enable this correlation to be done on a monthly basis. There has been a lot of data collected on this process and over time two factors have been used to reconcile the numbers. The



LEGEND
Main haulage development
Raises, ore passes
Ramp
Drill hole
Principle veins
0 50 100 150 200
Scale
OREQUEST
PRIMARY METALS INC.
Figure 15
PANASQUEIRA MINE
PANASQUEIRA OREBODY
SCHEMATIC SECTION D15
(West Half)
Portugal
BY: G.C. D.G.
DATE: JULY 2006
SCALE: As shown
VALE DA ERMIDA
LEVEL 0 (680m)
Granite
LUMINAI DRAFTING LTD. pano-jul06-figure15


VALE DAS FREIRAS
LEVEL 0 (680m)
Spotted Slate
REBORDOES
LEVEL 2 (560m)
LEVEL 3 (470m)
LEVEL 4 (380m)
Granite
LEGEND
Main haulage development
Raises, ore passes
Ramp
Drill hole
Principle veins
Veins projected from D19 drive
Faults
0 50 100 150 200
Scale
OREQUEST
PRIMARY METALS INC.
Figure 16
PANASQUEIRA MINE
PANASQUEIRA OREBODY
SCHEMATIC SECTION D15
(East Half)
Portugal
BY: G.C. D.G.
DATE: JULY 2008
SCALE: As shown
Note: - map information supplied by Beralt Tin & Tungsten (Portugal) SA
LUMINA DRAFTING LTD. pana-jul08-figure16



Mine Call Factor (Table XI-Appendix V) is used to reconcile tonnage and grade estimated to have been produced from the mine with that measured on conveyor #3 feeding the plant by the weightometer and concentrate production. The Block Factor (Table XII - Appendix V) is used to check grade of the Proven Reserve as it is mined. A sample of the survey report as well as tabulated Mine Call Factors and Block Factors used since 1971 are included in Appendix V. It can be seen from the tabulated factors that on average over time the factors even out to 100% indicating that the methods used at the minesite to tabulate data are reasonably accurate.

Mine Call Factors vary considerably from month to month and year to year yet the overall average is relatively good at 103.7 %. This average near 100% means that over the long run that the methods used to measure and estimate stope production are quite good. A monthly Mine Call Factor of over 100% means that production of WO_3 was greater than expected.

In 2005 the price of tungsten rose dramatically and subsequently the production rate in the mine has been increased. The result is that the proven reserve is mined very quickly and more indicated resources are being milled prior to getting into the reserve. This is due to a lack of development in the previous years when the mine was not even covering its costs. The result is a 2005 block factor of only 87.5%. In fact this factor should be even lower because the measuring of grade formula has not yet been adjusted for the low profile equipment. The use of the old thickness of 2.2 versus the 1.8m height common in the low profile sections results in a 20% understatement of the reserve grade.

Operators of the mine group the blocks (bounded by Panels and Drives usually 80m by 100m) according to the grade categories seen in the lower left corner of the Survey Report. As "virgin areas" are developed to 11m by 11m pillars the new openings are measured for grade and tabulated in the appropriate category depending on grade. All of the similar grade blocks are combined and the amount measured each month is compared with that estimated by the block grade already established. This comparison is called the Block Factor. Twice per year each block grade is adjusted by combining the sample measurements from virgin areas during the preceding period with those already tabulated for that particular block, the block grade is a weighted average based on length measured. A block factor of over 100% means that measured grade is greater than the estimated grade.

The mine does not utilize conventional sampling techniques such as channel sampling with assaying to estimate grade of the individual faces or stoped areas. Instead, an empirically derived factor is used, a formula that has proved reliable and accurate for many decades of mining. The current measuring system has stood the test of time and the authors cannot suggest a better, modern, cost effective or more reliable method for calculating grade. It is reasonable to say also that the methods used at Panasqueira to estimate reserves are as good if not better than any others available given the highly variable mineral content of the veins.

Reserves for the mine are generally estimated twice per year at the same time as the block grades are adjusted. The most recent reserve/resource estimation was made effective February 1, 2006. No corrections to the reserve have been made to account for production and development since that time. Proven Reserves are tabulated only from blocks containing numerous development openings; in fact 36% of the Proven Reserve is contained in pillars. The remainder of the reserve is in areas where pillars being developed therefore in general the five metre wide headings will be 11



metres apart when developing Virgin area reserves. Probable Reserves are areas above established haulages where known veins will intersect significant drill hole intercepts in the vicinity of existing ramps and with average grades above 0.25% WO_3. For this reason reserves at Panasqueira are developed very slowly as most headings advance only 5 or 6 metres per month due to the large number of headings.

The latest reported ore reserve estimation dated February 1, 2006 for the Panasqueira mine has been supervised by Mr. P. Ferraz, geologist. The reserves and resources have been recategorized by OreQuest to conform to CIM guidelines.

TABLE XIV - CIM STANDARD RESERVE CLASSIFICATION

RESERVE AND RESOURCE CLASSIFICATION	Level	Area m^2	tonnes	% WO_3	Contained WO_3 (mtu)
RESERVES					
Proven Reserves	L2	13,094	80,659	0.239	19,248
	L3	74,396	458,279	0.239	109,522
TOTAL PROVEN RESERVES		**87,500**	**538,938**	**0.239**	**128,770**
Probable Reserves	L3	138,406	852,581	0.229	195,241
TOTAL PROVEN AND PROBABLE RESERVES		**225,900**	**1,391,519**	**0.233**	**324,011**
RESOURCES					
Indicated Resources	L2 D15-D1	197,665	1,217,615	0.241	293,710
	L3 D15-D1	187,590	1,155,554	0.283	327,256
	Pan Deep	141,984	874,624	0.267	233,260
	L4	1,701	10,478	0.191	2,003
TOTAL INDICATED RESOURCES		**528,900**	**3,258,000**	**0.263**	**856,000**
Inferred Resources	L2 D15-D1	44,737	275,578	0.307	84,504
	Pan Deep	25,930	159,728	0.181	28,918
	L4	190,452	1,173,186	0.210	246,262
TOTAL INFERRED RESOURCES		**261,100**	**1,610,000**	**0.224**	**360,000**

OreQuest has determined that as of February 1, 2006 there were 539,000 tonnes of Proven Reserves with a grade of 0.239% WO_3. This current Proven Reserve grade is nearly 0.1% lower than the Proven Reserve grade of 0.336% WO_3 estimated in 2002. The reason for this is simple economics. In early 2005 the price of tungsten increased dramatically, along with most other mineral commodities, permitting the economic extraction of lower grade veins and as these veins were developed the remnant pillars were put into the reserve. Prior to 2005 only the best grade veins could be mined and even then profitability was difficult.



TABLE XV - PROVEN RESERVES BY VEIN

Unit	Virgin Areas		Pillars				Totals				
			11 x 11		3 x 11		tonnes	WO_3			WO_3
	m2	kg/m2	m2	kg/m2	m2	kg/m2	tonnes	%	m2	kg/m2	mtu
LEVEL 2	12,076	19.9	1,018	15.9	-	-	80659	0.239	13,094	19.6	19,248
L3 - VIOLET	6,459	19.8	3,430	16.0	1,245	14.4	68585	0.219	11,134	18	15,031
L3 - RED	7,242	18.1	1,650	23.0	540	31.9	58101	0.24	9,432	19.7	13,936
L3 - BLACK	11,392	25.6	6,907	20.3	3,452	22.0	133986	0.284	21,751	23.3	38,010
L3 - DARK BROWN	7,703	16.7	1,481	15.6	-	-	56573	0.201	9,184	16.5	11,365
L3 - DARK BLUE	11.592	17.9	8,607	19.3	-	-	124426	0.225	20,199	18.5	28,026
L3 - SKY BLUE	2,519	16.0	177	10.5	-	-	16607	0.19	2,696	15.6	3,154
Totals	**56,464**	**19.8**	**23,093**	**18.9**	**5,237**	**21.2**	**538,938**	**0.239**	**87,490**	**19.6**	**128,770**

At current production rates of 550,000 tonnes per year, the Proven and Probable Reserve of 1.39 million tonnes, will provide 2.5 years of mill feed. The Indicated Resource of 3.2 million tonnes would provide an additional 6 years of mine life. The indicated resources are located in areas not currently developed and there have been no studies to determine the cost of this development and therefore the indicated resource cannot be considered a reserve until after a feasibility study of the Panasqueira deep and other required development as well as that of Level 4.

In addition to the Proven Reserves, Probable Reserves and Indicated Resources, there are 1.6 million tonnes of Inferred Resources grading 0.224% WO_3. Inferred Resources have not been included in any economic analysis or mine life projections and will need further testing to upgrade the resources into an Indicated Resource category. In the case of the Indicated and Inferred mineral resources, it is important to note that these resources are not Mineral Reserves and do not have demonstrated economic viability.

It is important to note that very little of the reserves and resources would be profitable at tungsten prices below $100 per mtu as was the case only 2 years ago. In fact much of the information used to estimate the indicated resource at Pan Deep and south of D15 was available in 2002, however at that time only higher grade material was milled such that even feed grades of over 0.32% WO_3 resulted in negative cash flows. For this reason this material was not considered a resource.

Beralt Reserve Parameters

With 100 years of operating experience in a statistically difficult orebody, Beralt has derived a method of probable reserve and indicated or inferred resource estimation that appears to be effective. Estimations are made primarily based on vein thickness, the D9 formula is used to assign a grade to an area and the area is determined by a whether or not the vein is greater than 30 cm. If the vein is less than 18 cm (13 kg/m2 by D9 formula) the intercept will not be included in the reserve or resource.



Inferred resources are generally the result of vein intercepts greater than 18cm but les than 30 cm that become isolated because the resulting 34m area of influence is insufficient to reach the next hole due to the fact that most drilling is done from underground base galleries spaced 100 metres apart. Over time the mine has found that 40% of the original inferred areas are mined and so in the estimation process the extractable 84% of the inferred area is further reduced to 34% (40% of 84%) of the inferred area surrounding the drill hole.

Probable reserves and Indicated resources are based on the same criteria, 84% extraction of overlapping areas of influence. Historically 60% of this material has been mined. The difference between probable reserves and indicated resources is known economics. Probable reserves are located in areas with base galleries and ramps whereas indicated resources are in parts of the mine without accessible development and have not had an economic study done to verify profitable extraction.

Proven Reserves (termed Measured Reserves by Beralt and not a CIM compliant category) are located in the immediate current mining areas. These reserves are the areas within 34 metres of active working places as well as all of the pillars which have not been completely extracted. They have been fully diluted to the 2.2 metre mining height.

TABLE XVI - RESERVE AND RESOURCE PARAMETERS

Category	Comments	Vein thickness	influence length (m)	total influence
Proven Reserves	Includes pillars and areas with advancing faces	vein<30 cm vein >30 cm	16+16+2.5 16+16+16+2.5	34.5 50.5
Probable Reserves	less confidant than proven but in areas with development or with feasibility study of development costs. reduced to 60% of extractable area	virgin area, vein >30cm Drill hole with vein<30cm vein>30cm	16+2.5 16+16+2.5 16+16+16+2.5	18.5 34.5 50.5
Indicated Resources	similar confidence to probable reserve but located in areas without development or a feasibility study defining development costs. reduced to 60% of extractable area	virgin area, vein >30cm Drill hole with vein<30cm vein>30cm	16+2.5 16+16+2.5 16+16+16+2.5	18.5 34.5 50.5
Inferred Resources	generally based on isolated drill hole intercepts reduced to 40% of extractable area	vein<30cm vein>30cm	16+16+2.5 16+16+16+2.5	34.5 50.5
Extraction rates	Virgen areas 84% 11x11 pillars 67% 3x11 pillars 45%			

Cutoff Grade

The mine uses a cutoff grade of 13 kg/m2 of contained wolframite. Using the normal 6.16 tonnes per square metre mining rate the cutoff grade becomes 0.158% WO_3.



Areas are supposedly not included in the reserve if the grade is less than 13 kg/m^2 of wolframite, and in general during mining inclines are not advanced into areas unless there is some indication (drill hole intercept) that there is a vein thicker than 18 cm at the appropriate elevation. Due to the variability of grade in the veins there are some pillars created which grade less than the 13 kg/m2 cutoff. In most cases these pillars or parts of them are mined by extracting only the vein thus increasing the grade to the mill but reducing the tonnage. For this reason some pillars below the cutoff grade are included in the reserve. This practice also prevents stress buildup around unmined pillars enabling systematic caving.

Discussion of Beralt Resource Estimates

The process of estimating resources generates numerous tables that are useful for the purposes of this report. The following discussion will use the tables provided by Beralt with some of the headings changed to reflect CIM definitions.

The resource shown in the following table includes the proven, indicated and inferred resources which are tabulated for each resource estimation date at the minesite on the date indicated. The author has compared the resource with approximate production figures for corresponding periods. The following Table shows the evolution (depletion) of the ore resources over the past ten years. This comparison is done for the mine as a whole over a number of years as there is no practical way to evaluate production from the plant on a stope by stope basis. All of the Resource categories are added together because for many of the reporting periods there was not a break down of the different categories available, readers should remember that these figures do not conform to CIM definitions exactly but in order to consider the resource over time it is necessary to compare similarly prepared figures.



TABLE XVII - EVOLUTION OF RESOURCES AND CORRESPONDING PRODUCTION

Resource Calc. per Beralt (proven+indicated+inferred)				Change in Resource Between estimations		Plant Production During Same Time Periods		
Date	tonnes	mtu's WO_3	grade $\%WO_3$	tonnes	mtu's	ROM tonnes	ROM mtu's	ROM grade $\%WO_3$
02.01.95	4,364,958	1,738,805	0.398					
				912844	154827	435632	168624	0.387
01.04.96	5277802	1893632	0.359					
				145493	-56692	307370	119914	0.390
01.04.97	5423295	1836940	0.339					
				-400573	-189402	451579	154098	0.341
01.04.98	5022722	1647538	0.328					
				-71139	-54701	139932	52926	0.378
01.10.98	4951583	1592837	0.322					
				-183558	-61261	159396	56000	0.351
01.04.99	4768025	1531576	0.321					
				-508324	-183940	102890	37222	0.362
03.01.00	4259701	1347636	0.316					
				-21067	-15776	200423	66008	0.329
04.09.00	4238634	1331860	0.314					
				-346007	-135580	183153	58519	0.320
01.03.01	3892627	1196280	0.307					
				-27116	-105297	195625	50479	0.258
27.08.01	3865511	1090983	0.282					
				26901	9599	78646	19765	0.251
25.10.01	3892412	1100582	0.283					
				-203718	-72948	166297	53986	0.325
03.05.02	3688694	1027634	0.279					
Depletion*	**676,264**	**711,171**		**-676,264**	**-711,171**	**2,420,943**	**837,540**	**0.346**
				-115762	-55641	171578	49414	0.288
24.10.02	3562932	971993	0.273					
				-812856	-231874	296395	87733	0.296
02.09.03	2750076	740119	0.269					
				-72295	-32790	165583	50006	0.302
18.02.04	2678781	717329	0.268					
Depletion**	**1,686,177**	**1,021,476**		**-1,686,177**	**-1,021,476**	**3,054,499**	**1,024,693**	**0.335**
				3,549,910	829947	385362	104048	0.270
02.01.05	6228691	1547276	0.248					
				-1,296,528	-349945	206435	52228	0.253
02.05.05	4932163	1197331	0.243					
				350,327	106712	265245	55171	0.208
02.11.05	5282490	1304043	0.247					
				1,089,150	253847	157252	31765	0.202
01.02.06	6,371,640	1,557,877	0.245					
Depletion	**-2,006,264**	**181,028**		**2,006,264**	**-181,028**	**4,068,793**	**1,267,904**	**0.311**

*Totals at the time of last OreQuest report from 95 resource estimate

** Time of tungsten price change and input of known lower grade resources not previously included in resource, depletion from 95 resource estimate.



The above table shows that the average resource grade estimate is generally lower than the grade of production in the mill. The exception to this is in 2001 when some development was required and the result was lower ROM grades. This lower production grade compared to resource grade is happening currently now that the production rate has been increased along with several years without the development of new reserves.

It can be seen that the tungsten price increase in late 2004 coincided with a large increase in resource tonnage but a sharp decrease in the resource grade. This is due to the insertion of substantial low grade resources which were previously uneconomic and not included in the resource.

It can also be seen in the table that Beralt has been successful in replacing reserves and resources although they are becoming progressively lower grade. Since 1995 a similar tonnage has been milled as that originally quoted as a resource. The tonnage milled has produced 73% of the mtu's stated in the 1995 resource. This would be more than accounted for by the combined 85% mill recovery and 84% mining extraction rate not accounted for in the resource estimate.

The mine measures and tabulates grades as kg of wolframite per square metre. This method means that mining height does not affect mtu content in the resource; mining height will however affect the tonnage of the resource as well as the ROM grade. The conversion from kg/m^2 (the grade unit used in the mine) to percent WO_3 (the grade unit used in the plant) is from the following formula:

$$\text{Grade in } \%WO_3 = \frac{(\text{grade in kg Wolframite/m}^2) * 75.5\%(WO_3 \text{ in wolframite})}{1000 \text{ kg/tonne} * 6.16 \text{ tonne/m}^2}$$

The figure of 6.16 tonnes per square metre is derived from a mining height of 2.2 metres and an in-place specific gravity for the ore of 2.8. A mining thickness in excess of 2.2 metres will further dilute and adversely affect the grade of the ore produced and the converse is also true where reductions in mining thickness would increase the ROM grade.



Verification of Resource Estimates

In 2002, the authors conducted a detailed estimation of one of the Level 3 veins. The result of this check was a difference of 1.5% thought to be insignificant and the authors gained confidence in the estimates stated by Beralt. In 2006, OreQuest examined the figures and checked areas with those stated in the resource tables to gain confidence in the stated values. OreQuest also checked grade measurements on maps to ensure that the reported grades were similar. The areas of resources shown on each of the included Level Plan Schematics (Appendix VI a-l) has also been measured roughly (as the schematics are not exactly to scale) and found to provide numbers similar to those provided by Beralt. Appendix VI a-l contains the legend used by Beralt. Note: The categories terminology used by the mine and shown on this Appendix are not compliant 43-101 terms but the area the various Beralt categories describe and show on the Level Plans equate to CIM terms. The category "Reserves" on the Appendix figures are equivalent to CIM Proven Reserves, "Indicated Reserves" on the legend are CIM Probable Reserves as these maps are generally near existing development. "Inferred Reserves" should be CIM Inferred Resources. The "Mineralized Areas" in Appendix VI are areas below the cutoff grade and are not included in the resource or reserves.

These conclusions combined with personal tours through the stopes above Level 3 and the production data from the plant for the past 50 years give the writers confidence in the property having the reserve stated in Table XIV. It is reasonable to say also that the methods used at Panasqueira to estimate resources are as good if not better than any others available given the highly variable mineral content of the veins. It may be possible to estimate reserves more accurately with additional diamond drilling however the number of holes required to provide the density of data would be cost prohibitive.

The recent increase in the price of tungsten has enabled a large increase in the resource tonnage. This tonnage is of much lower grade than previously mined prior to 2004 when the price increase occurred. This means that a price drop to previous levels of €100 per mtu would make most of the resource uneconomic.

RECOVERABILITY

Wolframite concentrates have been recovered from the Panasqueira mine for almost 100 years more or less continuously. The company owns and operates a Heavy media, gravity and flotation plant that produces WO_3 concentrates which are sold to one principle customer. The overall plant recovery of WO_3 is consistently calculated to be near 85% but has dropped slightly in the past 2 years due to lower grades and higher throughput. The recovery process is discussed in greater detail in the "Mineral Processing and Metallurgical Testing" section of this report.

ENVIRONMENTAL CONSIDERATIONS

The data for this 2002 Panasqueira mine environmental discussion is principally contained in four reports:

- *Facility Environmental Review, Beralt Tin and Wolfram Portugal SA, by SECOR International Incorporation, author TW Crosby, February 7, 2001.*
- *Final Report, A Subjective Evaluation of Tailings Deposits Stability at Panasqueira Mine, Portugal, by Golder & Associates, authors Gilchrist and Mahmoud, Oct, 1999.*



- *Initial Investigation of Chemical Instability and Pollution Control Options at Beralt Mine, Prepared for MINORCO Services (UK) Limited by Steffen Robertson and Kirsten (UK) Limited, authors A.M. Robertson P.Eng., A.M and K. Harcourt-Richards, Oct 1991.*
- *Beralt Tin and Wolfram (Portugal) SA, Report on Visit by Dr. O.K.H. Steffen, Steffen Robertson and Kirsten (UK) Limited, Report 188331, Sept 1991*

The authors have relied heavily on the technical expertise of the companies and professionals responsible for these reports in describing the environmental conditions that exist at the Panasqueira mine. Ongoing studies, by trained environmental experts, of the potential environmental issues related to the mine, mill and tailings piles is necessary and will be recommended in this report.

At the time of the last OreQuest report in 2002, the Rio site, (the site of the old mill) was part of the company's holdings. On March 21, 2006, the Portuguese government signed an agreement that removed the Rio site, and all associated environmental liabilities, from the Beralt concession. The formal deed has yet to be redrawn; it is unknown when that final deed will be completed. The revised concession block is shown as Figure 3 in this report. This section will be subdivided into two subsections based on the geographic location of the two tailings/waste-dump sites of Panasqueira (the old mine), and Barroca Grande (site of the present day active mine/plant and dumps).

Panasqueira Site

The Panasqueira site contains the old mine, and tailings pile used in the earliest years of production from the late 1890's to 1927 when a new plant was constructed at Rio. The site contains remnants of old buildings as well as a large tailings pile downslope from the old mill buildings. Numerous old mine workings and small dump piles are scattered around the hillside, development in this area was done by small hand-driven mining operations that appear to contain little in the way of environmental concerns as they appear to be naturally re-vegetated. Work by Golder in 1999 summarized the old tailings and dumps as having" *little danger of imminent, massive failure*". The authors observed natural re-vegetation in the old tailings and dump. A complete review of the potential environmental problems at the old Panasqueira site is recommended.

Barroca Grande Site

The Barroca Grande site includes the underground mine and portals, processing plant, mine offices and employee housing in addition to the active tailings disposal areas, and Salgueira water treatment plant (Figure 8). Crosby (SECOR 2001) summarizes the environmental issues at Barroca Grande as follows:

> *"In general, the mine operations appear to be well managed with minimal potential environmental issues observed in the underground areas toured. The primary environmental issue from mining is the discharge of mine water from the underground via a drainage tunnel which discharges at the Barroca Grande treatment plant at Salgueira.*
>
> *Based on discussions with plant personnel, it is understood that mine water flows are seasonal, with minimal base flow conditions during the dry season and high flow during the rainy season. Discharge flow from the drainage tunnel are reported to range from approximately 250 cubic meters/hour (m^3/hr) during the summer to approximately 600 m^3/hr during the winter. The mine water discharge is monitored at Salgueira on a monthly basis.*



The water quality results are reported to be quite consistent despite the large fluctuations in flow rates. The pH values from March 1999 to December 1999 only ranged from a low of 3.49 to a high of 3.73. Although quite consistent, these low pH values are typical of AMD waters. The acidic values typically result in elevated concentrations of metals which are harmful to the environment. Beralt provided analytical data for the month of June 2000 for the mine water discharge point (Boca de Mina). The concentrations for copper, zinc, manganese and arsenic all exceeded the regulatory limits for water quality. This water does discharge to the Salgueira treatment plant and is effectively treated during the summer months."

Crosby further discusses the Salgueira treatment facility as follows:

"The Salgueira treatment plant collects water from several sources. Water is treated with the addition of lime, precipitate sludge is pumped to the tailings pond, and treated water is then discharged to the creek channel adjacent to the plant or pumped to holding tanks for later use in the mill. The sources include mine water drainage, surface accumulation on the old tailings area (Barragem Velha), water from the new tailings pond (Barragem Nova) and seepage from the base of the tailings.

The most significant flow to the plant is from the mine discharge. The plant capacity is reported to be approximately 300 m^3/hr. The plant is capable of treating water during summer months. However, during winter discharge periods of approximately 600 m^3/hr water cannot be treated, resulting in discharges to the creek. These discharges are reported to coincide with high flows in the creek valley and in the Zêzere River. As a result, the untreated AMD water is diluted with surface water. Monitoring data for the wet season was not provided nor reviewed during this study, to allow an assessment of the water quality down gradient from Salgueira. The capacity of the plant is an issue that will require modification with continued operation and new regulatory requirements.
The Salgueira plant was apparently designed in 1957. It consists of two treatment tanks, a multi-level building, and a lime storage and hopper system. Lime is delivered to a loading area above the plant, fed by gravity to the treatment plant below, mixed with a small volume of water and then fed to the treatment tanks. The exact nature of the treatment process was not fully understood due to translation problems. The sludge generated during treatment is pumped to the Barragem Nova tailings pond. Treatment reportedly requires approximately 40 metric tons of lime each month, four to five operators, and a significant amount of power to operate the plant and pump the sludge up to the pond."

The Barroca Grande dump lies adjacent and above the small creek named the Ribeira de Bodilhâo (Bodilhâo Creek) that flows southeasterly to the Rio Zêzere. The SECOR report (2001) states:

"The tailings disposal areas at Barroca Grande extend from the town and mill site east approximately 0.8 km. Waste rock is currently being dumped at the eastern extent of the disposal area. The continued disposal of waste rock will result in the tailings filling a small valley which drains just east of the Salgueira treatment plant. Dumping in the valley will provide additional waste rock disposal capacity, yet may require collection and treatment of AMD seepage from the valley.



The Barroca Grande tailings system also includes a tailings pond. This area receives treated waste water from the mill operations and sludge from the Salgueira treatment plant. The pond side walls are first coated with fines to act as a liner above the coarse-grained waste rock. Treated waste water is then discharged to the base of the tailings pond. A high water collection system pumps down water during wet periods. The tailings pond appears to function well, however, the amount and location of seepage from the pond is unknown".

The Barroca Grande dump consists primarily of HMS tailings (gravel), waste rock and sand tails, all of which are very benign and possibly marketable as aggregate. Fine tails are the biggest liability as they contain precipitate from Salguiera as well as the copper circuit tailings with up to 25% arsenic. The SECOR report further states:

"Tailings piles at Barroca Grande are adjacent to the small, but perennial flowing stream that drains to Rio Zêzere. These piles pose a low to moderate threat to the environment due to the distance from a large stream and the typically coarse nature of the piles. The older Barragem Velha tailings piles may pose a more significant potential threat due to the fine-grained nature of the tailings and its location with respect to the stream. The stability of the Barroca Grande piles should be studied in more detail to provide design guidance for future disposal and long-term post-closure stability."

The Golder report (1999) summarizes the stability of the Barroca Grande dump as follows:

"It is the writer's view that stability of the coarse tailings deposits is not precarious, is greater than for the Rio deposits, and that stability will not decrease with time. Stability of the low elevation fines (slimes?) containment is considered to be less assured than for the coarse tailings upslope of the slimes deposit."

The recent SECOR report provides a very good, recent review of the existing facilities and environmental problems at Panasqueira in all two dump areas; Panasqueira and Barroca Grande. The following are the recommendations from the "*Facility Environmental Review, Beralt Tin and Wolfram Portugal SA, by SECOR International Incorporation*", by author TW Crosby, Eng., February 7, 2001.

1. ***Assess the stability of the existing tailings piles.*** *A tailing stability study would include the following elements:*

    - *Geotechnical sampling and testing*
    - *Geochemical testing of samples*
    - *Detailed topographic and engineering geologic mapping*
    - *Geophysical survey to map the base of tailings pile*
    - *Seismic acceleration study*
    - *Modeling the tailings stability using the above data*
    - *Design recommendations to minimize potential failure*



2. ***Develop a Tailings Closure Plan***. *Based on the studies conducted above a tailings closure plan can be developed for each disposal area. The closure plans would include the following elements.*

- *Stability assessment (from above)*
- *Surface water drainage pattern and estimated volumes*
- *Flood level study along Rio Zêzere*
- *Location and closure approach for more hazardous materials*
- *Cover performance modeling*
- *Cover soil borrow source alternatives*
- *Revegetation plan*
- *Drainage system recommendations and design*
- *Cover system recommendations and design*
- *Estimated construction costs*

3. ***Water Treatment System Assessment***. *The treatment of AMD-impacted water will present a significant long-term cost to the facility. A detailed study of AMD generation and treatment is merited to minimize current and future costs. The following elements are anticipated for this assessment:*

- *Detailed review of the operation, performance, and cost of the existing systems.*
- *Detailed evaluation of AMD sources; quantities, origin (precipitation, surface water, groundwater, or leakage from manmade facilities).*
- *Development of treatment, storage, and AMD generation reduction alternatives specific to each area.*
- *Assess future compliance requirements from EU authorities.*
- *Preliminary design and cost estimates for several alternatives.*
- *Design recommendations for generation and treatment.*

4. ***Facility Closure/Post-Closure Plan and Cost Estimate***. *Following the completion of the above studies, a detailed closure/post-closure plan and cost estimate can be prepared. In addition to the above studies, the following would also be included:*

- *Survey and quantify potential hazardous waste*
- *Mill dismantling plan*
- *Portal closure*
- *Mine closure requirements*
- *Post-closure land use*
- *Environmental monitoring and compliance program*
- *Closure cost estimate*

5. ***Monitoring and Compliance Program.*** *The existing monitoring program should be modified to comply with forthcoming EU compliance requirements and to better assess discharge from the facility. The following elements are proposed:*



- *Conduct baseline monitoring at additional monitoring points and for additional chemical compounds to characterize both background and discharge attenuation from the facility. Quarterly sampling for one year should be sufficient.*
- *Research EU monitoring and compliance requirements.*
- *Develop a cost-effective monitoring and compliance program that meets the authorities requirements.*

The authors agree with these recommendations.

None of the previous authors of the environmental reports have provided costs estimates to complete the recommended work. More importantly, none of the authors have attempted to put costs on the potential liabilities attached to the two dump sites and will likely not be able to do without considerable testing to determine how serious the rest of failure of the dumps and the probability of such a failure occurring. One possible extreme method of reducing the potential liability would be to remove the dumps. Such an endeavour would be prohibitively expensive. Costs for such an exercise cannot be contemplated without knowledge of how much, if any, of the dumps need to be removed and where the material will be relocated. It would cost at least a Euro per tonne to move a dump, in addition to any excessive transportation charges or hidden site preparation costs for a new location of the dump. In the unlikely event that the entire Barroca Grande dump will be required to be moved, it contains more than 10 million tonnes of material and therefore the costs would be prohibitive. The Panasqueira site is much smaller, now overgrown and likely will not be a problem in the future.

MARKETS

The following are excerpts from an article prepared for the USGS Minerals Yearbook 2000 entitled Tungsten, by Kim B. Shedd, Tungsten Commodity Specialist. Domestic survey data and tables were prepared by Jason T. Collins, statistical assistant, and the world production table was prepared by Glenn J. Wallace, international data coordinator.

> *"Tungsten is a whitish-gray metal with many unique properties and a wide variety of uses. During 2000, U.S. demand for tungsten increased. Worldwide, the availability of tungsten raw materials from China was limited by export quotas, exports of stockpiled Russian tungsten materials decreased, and prices increased. Unless otherwise specified, all statistics in this report are in metric tons of contained tungsten. Tungsten prices and many tungsten statistics from other sources are quoted in units of tungsten trioxide (WO_3). The short ton unit, which is used in the United States, is 1% of a short ton (20 pounds), and WO_3 is 79.3% tungsten. A short ton unit of WO_3, therefore, equals 20 pounds of WO_3 and contains 7.19 kilograms (kg) (15.86 pounds) of tungsten. The metric ton unit, which is used in most other countries, is 1% of a metric ton (10 kg). A metric ton unit of WO_3, therefore, equals 10 kg of WO_3 and contains 7.93 kg (17.48 pounds) of tungsten."*

> *"In 2000, tungsten was used in many diverse commercial, industrial, and military applications. The largest use was as tungsten carbide in cemented carbides, which were wear-resistant materials used by the metalworking, mining, and construction industries. Tungsten metal wires, electrodes, and contacts were used in lighting, electronic, electrical, heating, and welding applications. Tungsten was also used to make heavy metal alloys for armaments, heat sinks, radiation shielding, and weights and counterweights; superalloys for*



turbine blades; tool steels; and wear-resistant alloy parts and coatings. Tungsten composites were used as a substitute for lead in bullets and shot. Tungsten chemicals were used in catalysts, inorganic pigments, high-temperature lubricants, and semiconductors.

The U.S. apparent consumption of all tungsten materials was 14,300 tons in 2000. No tungsten was mined in the United States. U.S. tungsten supply comprised imports, tungsten-bearing scrap, releases from industry stocks, and sales of excess tungsten materials from the National Defense Stockpile. World production of tungsten concentrates was approximately 37,400 tons contained tungsten. More than three-fourths of this production was from China. Austria, Bolivia, Portugal, and Russia were also significant producers of tungsten concentrates."


10%
9%
23%
58%

Hardmetals mainly in the form of tungsten carbide
Other includes tungsten filament for light bulbs/ tungsten used as replacement for lead (including the US 'green bullet' program)

Hardmetals Steels/Superalloys Mill Products Other

Figure 17 - Tungsten Use By Each Industrial Sector (%).

The world tungsten primary (mine production) comes mainly from China who produce roughly 69,000 of 76,500 tonnes produced (USGS commodity summary Jan 2006). The USGS also reported that the Chinese government has tried to control the export of Chinese tungsten. The sharp increase in Chinese demand for tungsten as well as elsewhere spurred a price rise to $140 US in 2005 up from $50 the year before. This increase has continued and the Metal Bulletin quote for APT on July 18, 2006 was US$ 260-270 per mtu.

The Cantung mine was reopened by North American Tungsten during 2001 and the first concentrate, containing 1,745 mtu WO_3, was shipped February 18, 2002 to its customers/partners (from the North American Tungsten website). The mine subsequently shut down in 2003 but has again reopened in response to the price increase.



In the following table again taken from the ITIA Report and USGS publication, the CIS is the Commonwealth of Independent States (formally USSR) MEC refers to Market Economy Countries (all non-communist counties) and DLA is the US Defense Logistics. The USGS commodity summary gives a similar breakdown but the total production has increased to just over 75,000 tonnes.

TABLE XVIII - SOURCES OF SUPPLY OF RAW TUNGSTEN AND MARKET SHARE

	2000		2005	
China	33,050	75%	69,000	87%
CIS	5,350	12%	3,600	4.5%
MEC production	2,900	6.5%	3,400	4.3%
DLA	2,600	6%	2,650	3.3%
Other	300	0.5%	510	0.7%
TOTAL:	**44,200**		**79,160**	

> *"The US National Defence Stockpile has been authorised to sell its entire stock of tungsten, which stood at 37,330t at the end of June 1999* (and was 26,300t, Sept. 30, 2005). *Sales took place in 2000 of some 2,000t in accordance with the Defence Logistics Agency's (DLA) annual materials plan (AMP). Whilst authorisation has been given to sell, the DLA has a mandate not to disrupt markets and consultation takes place with industry on a regular basis with regard to tonnages and prices. With such a large amount of tungsten at its disposal (the original tonnage represented nearly one year's worldwide demand), the DLA has a difficult game to play in reconciling the various and different interests of a fragile industry. The AMP allocation of concentrates in 2001 at approximately 1800t p.a. has been bought by one US trading company which also has the option to purchase the same allocation for the next 4 years. The remaining inventory of WC and FeW has been sold in the first half of 2001 to a variety of companies."*

This Defense stockpile reduction appears to have continued to the present with 2,650 tonnes sold in 2005 (USGS). This disposal plan will likely continue until the current stockpile is depleted.

> *"Actual consumption, including recycled material, is difficult to assess. The consumption of scrap is very high in several companies in the Western World and a figure of 25-30% is regularly used as an overall average to add in to the demand statistics. To some extent, the recovery of scrap depends on the price of cobalt: if low, scrap is not worth recovering and more use of virgin material results; but the scrap will accumulate and, when the cobalt price makes it worthwhile, it will be processed. companies keep data confidential, however, and the best guide is the ITIA's quarterly summaries."*

Metal recycling is commonplace in times of high metal prices and recycling of tungsten products at existing prices would be expected to be at the highest levels. In 2005 the USGS states that apparent consumption was 11,600 tonnes but that recycled tungsten in scrap would represent roughly 40% of apparent consumption or an additional 4,400 tonnes.

Other Tungsten Compounds Traded



Many of the Tungsten concentrate buyers convert the WO_3 concentrate to an intermediate product prior to manufacturing their specific end product. There have also been a number of unaffiliated plants creating and then trading these intermediate compounds. China does not permit the export of raw concentrate and hence over 80% of raw tungsten supply is now in intermediate form. The following discussion of intermediate tungsten compounds is excerpted from a report commissioned by Avocet Mining PLC written by Roskill Information Services (Roskill).

"Tungsten ore is usually mined by underground methods and then beneficiated at the mine site, using crushing, gravity separation and sometimes flotation, to produce tungsten concentrates. These concentrates are then processed chemically to produce ammonium paratungstate (APT), which is the main tungsten intermediate product. Secondary raw materials, including residues and scrap, are also an important feedstock for tungsten processing. The main intermediate tungsten products are as follows:

Ammonium paratungstate (APT) *– APT is the main intermediate product and also the main tungsten raw material that is traded in the market. It is usually calcined to form either yellow, blue or brown tungsten oxides, depending on the reducing atmosphere used. In recent years, an increasing proportion of traded tungsten is in the form of one of the oxides.*
Tungsten metal powder (W) *– The tungsten oxide is then reduced to tungsten metal powder by hydrogen reduction. The reduction is carried out at 700 to 1,000°C in either pusher or rotary furnaces. Tungsten metal products, such as wire, rod and sheet, are primarily made from powder. The powder is compressed, sintered, heated and drawn or rolled to form the final metallic product.*
Ferrotungsten(FeW) *– May be manufactured by alumino-thermic, silico-thermic or crucible methods, or by direct reduction of concentrate in an electric furnace. The product is subsequently refined and decarbonised in a standard process. Most ferrotungsten in the USA is now produced by powder metallurgy, using a mixture of iron and tungsten powders. Ferrotungsten typically contains between 25% and 75% tungsten.*
Tunsgten carbide (WC) *– Most of the tungsten metal powder produced is converted to tungsten carbide by carburisation, a reaction with pure carbon powder, at 900 to 2,200°C in either pusher of batch furnaces. Tungsten carbide is the most important tungsten compound in terms of volume and is the main constituent of cemented carbides."*

The following two tables have been taken from the ITIA Report to illustrate the relative quantities of each intermediate product traded.

"Exports from the CIS in terms of quantity of different products in 2000 were:

Concentrates	*1,800t*
Oxides	*1,500t*
Tungstates	*650t*
W & WC	*400t*
FeW	*1,000t*
TOTAL	*5,350t*

In the first half of 2001, imports from the CIS totaled 2100t but the figure includes estimates relating to Europe."



XIX - COMPARISON OF CONCENTRATE AND INTERMEDIATE COMPOUND EXPORTS

	China		CIS	
	1999	2000	1999	2000
Concentrates	-	-	64%	34%
Oxides	42%	39%	13%	28%
Tungstates	37%	30%	1%	12%
W & WC	8%	13%	5%	7%
FeW	13%	18%	17%	19%

Although the data in the above tables is somewhat out of date it is indicative of the ratio of trading in the various tungsten concentrates and derivative compounds. There has not been sufficient time at high prices to significantly alter the ratios of production as capital investment would be needed to construct plants to convert concentrate to APT or other compounds.

Pricing

The following paragraph from the Roskill report summarizes the pricing practices for Tungsten in the year 2001 and is still in practice today:

"Tungsten is not traded on an exchange, such as the London Metal Exchange (LME), and, therefore, no terminal or futures market exists for tungsten products, where producers, consumers and traders can fix an official or settlement price. The only price information that is available globally is published by Metal Bulletin and is based on information elicited from producers, consumers and traders. This system is necessarily imperfect, as none of the participants are obliged to reveal pricing information. It appears that traders are the main source of input and this leaves the system open to manipulation and bias, particularly as the tungsten market could be moved by reports of prices of small tonnages of material traded. As a result, the prices published by Metal Bulletin should be viewed as an indicator of tungsten price trends over time, rather than as an accurate indicator of the tungsten price at a specific point in time.





Metal Bulletin Quotations (Annual Averages)
300
250
200
150
100
50
0
US$ per mtu
APT (Europe)
APT (USA)
1997
1998
1999
2000
2001
2002
2003
2004
Jan-Jul 2005
Years

Figure 18 - Metal Bulletin Prices: Annual Averages (In US$ per mtu from the International Tungsten Industry Assoc. website)

The USGS reported a price in March 2006 of $220/mtu for high grade concentrate. On July 18, 2006 the Metal Bulletin quotation was $260-270/mtu.

To summarize it can be said that demand has remained relatively constant for raw tungsten over ten years at about 40,000 tonnes per year until 2004. During that time the price standard changed from the Metal Bulletin (MB) concentrate quote to that for APT in order to better reflect the majority of the trade. This is because so much of the trading in tungsten was subject to confidentiality agreements that the principle transactions were not used in the price quotations and hence the figures were not reflecting the reality of the market.

The fact that China supplies 85% of the world demand and may not be operating its mines based upon real economics may be unsettling to consumers wanting to ensure continuity of supply. This fact has caused tungsten consumers to become partners in some operations such as North American Tungsten a few years ago.

The rise in the price of all metals and many other commodities has not omitted tungsten. The year 2005 has seen a dramatic rise in the price from previous prices of below $100 to the current price of over $200 per mtu. China has been the primary producer of tungsten in the past 10 years and more but with China having difficulty supplying its internal demand currently the world price for tungsten should stay strong until a slowdown in the Chinese and or world economies occurs.

CONTRACTS

The Beralt mine currently has one principle customer, Osram Sylvania of Pennsylvania, USA. The current contract is due to expire in April, 2010 with prices based on quoted average monthly prices for ammonium paratungstate. Osram has agreed to purchase a minimum of 120 tonnes /month with an option to purchase up to 200 tonnes per month. Any further information on



contracts would be in breach of the terms of each contract and could be detrimental to the future of the mine's business when contract renewal is being negotiated.

It has been stated that Beralt concentrate is very high quality and generally sells at a premium to world prices and that is shown by the fact that its concentrate is sold at the APT price.

TAXES

The mine is subject to three principle taxes, property taxes, income tax and VAT sales tax. Property taxes are about €4,000 per year on the plant site, office and many houses, this cost is included in the financial analysis. The company is subject to pay 20% income tax on net profits. This has not been a factor for the past several years as up until 2005 net losses had been recorded on the books. These losses may be carried forward for up to six years and the company currently has €6,000,000 of accumulated losses left on the books. These losses should offset profits for fiscal 2006 but the company is expecting to pay income tax following this year if the increase in the tungsten price seen in the past two years is maintained.

CAPITAL AND OPERATING ESTIMATES

Operating costs in the following economic analysis are all provided by the minesite and are the actual costs of the current operation. No inflation factors have been applied to the current costs for future years. The mine produces a detailed monthly report which includes costs of the mine and mill, administration, financial and other costs side by side with budget estimates. In the following economic analysis the costs have been simplified with forecasted mining and plant costs projected on a per tonne basis. For these projections averages of past years have been used.

For the purpose of the Economic Analysis, no capital costs have been input. Sustaining capital to develop the existing reserve and resource in the area of D23 is included but that for the development of D9, Panasqueira deep or Level 4 is not included. It is felt by the authors that the best way to evaluate the economics of the mine is on an annual cash flow basis. The purpose of inputting capital costs would be to calculate the Net Present Value and payback. In order to calculate a NPV the current value of assets and liabilities would be required. The authors feel that it would be difficult to evaluate the value of used mining equipment in Portugal and there would be considerable study required to determine the amount of liability associated with the Plant site discussed elsewhere in the "Environmental Considerations" section of this report.

The mine will have to embark on an aggressive development program to access undeveloped resourced to maintain production beyond 2007. The mine as yet has not provided the authors any estimates of the cost of such development.

ECONOMIC ANALYSIS

The following table summarizes the financial statements for the most recent fiscal year (April 1, 2005-March 31, 2006). The accounts of Beralt are audited annually to GAAP specifications, by a Portuguese firm, the fiscal 2006 financials are in the audit process. The authors have tried to remove some of the extraordinary costs and gains due to fluctuating exchange rates. In the table all figures are in Euros and metric tonnes unless otherwise stated. The financial information for the period when the last OreQuest report was prepared, April 2001-March 2002, is shown for comparative purposes.



TABLE XX - CASH FLOW ANALYSIS

DATE	Apr 2001-Mar 2002 (actual)	Apr 2005-Mar 2006 (actual)	Apr 2006-Mar 2007 (forecast)
PRODUCTION AND REVENUE			
ROM Tonnage	372,897	578,218	600,000
average grade (% WO_3)	0.28%	0.21%	0.23%
Plant Recovery	85.1%	81.7%	80%
WO_3 Production [sales] (mtu)	89,884	96835 [107006]	110,000
average price (Euros/mtu)	€ 71.96857	€ 193.943	€ 200
WO_3 Revenue	€ 5,549,655	€ 17,137,196	€ 22,000,000
BYPRODUCTS			
Copper Con. Revenue	€ 35,926	€ 129,217	€ 120,000
Tin Con. Revenue	104,058	107,665	100,000
Coarse Tails Revenue	258,696	167,852	165,000
Crystal sales	12,431	incl. in c. tails	
Logging Royalties		0	0
Total byproducts	€ 411,111	€ 404,734	€ 385,000
TOTAL REVENUE	**€ 5,960,766**	**€ 17,541,930**	**€ 22,385,000**
COSTS			
Mine	€ 3,226,014	€5,150,482	€ 7,000,000
Plant	953,577	1,612,364	1,800,000
Energy	513,343	649,952	700,000
Admin and other costs*	1,227,172	1,005,929	1,000,000
Total Cash Costs	**€ 5,920,106**	**€ 8,418,727**	**€ 10,500,000**
NET CASH FLOW	**€ 40,660**	**€ 9,123,203**	**€ 11,885,000**
Depreciation	1,256,227	1,530,603	1,700,000
PRE-TAX PROFIT (LOSS)	**(€ 1,215,567)**	****€ 6,316,030**	**€ 10,185,000**

* - Includes Environmental, Consulting, Concentrate shipping and sales, and financial costs such as loan interest.
**-Includes an extraordinary cost of €2,452,112.

Several assumptions have been made in order to complete this analysis. The authors have not prepared a detailed mine extraction plan to accompany the financial projections preferring to simply apply the current reserve grade for the projected future. At the projected production rate of 550-600 thousand tonnes per year there are just over two years of Proven and Probable Reserves.

The mine has paid off most of its loans over the past year. The only debt remaining is from February to July 2004 when the government paid all of the wages for the mine when tungsten prices threatened to shut the mine down. The company owes €1.7 million which is accruing at 2.5% interest and must be paid within 12 years. The company also has €6 million of carried losses to be used against profits. This may offset most of the pre-tax profit for fiscal 2006.

Actual recent average costs for previous years have been used where possible. Cost accounting has been maintained in good order for several years at the minesite and therefore the cost



numbers used in this analysis are representative of the actual costs at the mine under the current operating conditions. The monthly reports were quite complicated due to the many complexities in the accounts. The adoption of the Euro has helped in these matters .

A grade of 0.23% WO_3 has been used for financial projections. Proven Reserves at last estimation averaged 0.239% and the grade of the total resources in all categories is 0.25% WO_3. History has shown production to slightly exceed the latest reserve calculation (Table XVII - Evolution of Resources). However there is still development required that may result in lower ROM grades and hence the 0.23% grade was selected.

It can be seen in the previous table that the mine now operates at a significant positive cash flow. No attempt was made to evaluate the value of assets such as mine/plant equipment or real estate or accurately quantify the environmental liability. An independent valuation of the above ground assets was done in April 2002 by CPU Consultores Industriais, LDA of Lisbon, in Portugal they reported a total value of €5,750,870 for the above ground assets excluding the underground assets, and any liabilities related to the environmental concerns or closure. No attempt has been made by the authors to verify or refute this value.

The company is subject to a 20% tax rate on net profits but is permitted to carry forward losses for 6 years. Beralt currently has approximately €6 million of losses on account available to apply against any future profits. The company does pay some minimal property taxes of about €4,000 per year on the houses and plant site. There is also a 17%VAT payable by the company on certain purchases and sales. This tax was only recently introduced and is not represented in the analysis.

Salaries accounted for about €4,500,000 in fiscal 2005, nearly 50% of the cash costs. This means that any disruptions to production result in higher unit costs. The converse is also true if productivity can be increased and the concentrate can be sold then unit costs can be reduced. In 2001, Avocet estimated that a liability of about €800,000 existed if the mine was to close and employees were paid severance. Avocet has also estimated care and maintenance costs (mainly pumping and treating water) of about €350,000 per year. These care and maintenance costs could be partially offset by gravel sales at current levels from the tailings pile as long as quantities lasted. Closure and care and maintenance costs would probably be 50% higher now but are not of as much interest now that the mine is profitable with the higher tungsten prices.

In 2002 the exchange rate of $1.00 US equals €1.02 was used for the economic analysis. Today the Euro is much stronger trading at 1.25 $US. Beralt concentrate sales are in US$ and so the operation is sensitive to the exchange rate as almost all of the costs are in Euros. The trend of the falling US$ is likely to continue however recently commodity prices have tended to offset changes in the exchange rates. Sales contracts are based upon the APT price removing the risk of spread between mineral concentrate and APT prices.

In 2002, Beralt had obligations to pay back two loans in Portugal. One was obtained from the BNU bank and was used to finance the mechanization of the mine and funded the internal shaft, purchase of jumbos etc. The second debt is with LOCAPOR EM and was also used to fund mechanization. Both of these loans will have been repaid by the end of 2006. An additional intercompany loan from Avocet was forgiven as part of the terms of transfer to Primary Metals.



Unit mining costs typically vary between €5 and €15 per ROM tonne on a monthly basis (the wide fluctuation due to extended shutdowns for mechanical or holiday reasons). For the forecasts a mining cost of €9 per tonne was used as it was near the average for fiscal 2005. Plant costs are a bit more consistent varying between €2 and €3 per tonne averaging €2.8. These unit costs are relatively low for an underground mine due to the low cost of labour, the ability to liberate minerals without grinding and the large areal extent of the ore body and consequent high number of working faces.

In previous years, the company had difficulty finding and retaining skilled employees particularly for the underground which resulted in lower overall productivity. This was due to the uncertainty in the longterm health of the operation. The mine has attracted new workers to boost production in the past year due to a change in attitude towards tungsten. These new employees need training and some increases in unit costs have likely resulted from an increase in new labour. Portugal is currently the European country with one of the lowest wage rates and if wages in Portugal equalize with the rest of the EEC at all then wage rates will have to rise to keep employees.

Revenue and Sensitivity

The production of WO_3 has been assumed to continue at the current rate for the next year. The current delivery schedule was extended through 2007 along with the price and current costs in the analysis. The sales contract extends through 2010 based on APT price.

The operation is most sensitive to the price paid for its wolframite concentrates. In 2004 the mine nearly closed because the price for tungsten was near US$50 per mtu and revenues did not meet the costs of production. At this time the Portuguese government paid all salaries at the mine to maintain operations. Since then the price for tungsten has risen dramatically to over US$200 per mtu and the mine is operating with substantial positive cash flow. Production has increased but the ROM grade has fallen in order to meet higher production tonnage. If the price of tungsten drops back to previous levels below $100 the mine will have to take action and maintaining positive cash flow may not be possible.

Gravel sales have been projected at current levels assuming that there are sufficient volumes of gravel within the waste pile to maintain sales volumes when production levels are reduced. Income levels from gravel sales have fallen from over €30,000 in April and May of 2002. The authors have used €10,000 per month for the analysis regardless of production rate. To the authors knowledge, no study of the local gravel business has been conducted and there may be potential to increase both quantity and price of sales in the future. The Barocca Grande tailings pile contains some 10 million tonnes of material much of which is sized gravel, some study would have to be done in order to determine how removal of gravel would affect the stability of the fine tailings. The sale of gravel from the operation is much more significant to the cash flow in times of low tungsten prices.

Values for copper and tin concentrates were used as unit revenue similar to past years. The quantity of these concentrate streams is so small that any change in commodity price has minimal effect on overall profitability. In fact the principle reason to operate these circuits is to keep tin and copper levels lower in the tailings pond.



The mine operates a crystal shop out of its office and also ships some of its products to many rock shops worldwide. The shop is operated by one man who goes underground after every blast to look for crystals. Any proceeds from the shop are split between the company and the operator. The operator distributes the benefits of the sales to help support the local miners families. The authors have projected forward last year's average monthly shop revenue for the purposes of this analysis.

The mine has leased some of its land to forestry companies wishing to harvest pine and eucalyptus trees for pulp. BTW has been able to lease certain portions of its concession to Portucel, a Portuguese pulp and paper company who cut the pine trees for pulp. Beralt signed a 25 year agreement with the company on July 19, 1984 on a 519 ha area within the Panasqueira concession. Beralt receives 1/3 of the sales from the timber cut by Portucel. At the time of the authors site visit there did not appear to be substantial areas of forest remaining to be harvested and for that reason expected revenue has not included any revenue from this source.

Beralt owns many bunkhouses, shops and houses around the plant site of Barocca Grande. They have been attempting to sell some of the multi-family dwellings but have had difficulty in finding a way to transfer the title of individual units within the multi-unit buildings. There is potential to generate some cash flow from this source but due to the uncertainty, the author has not included any potential cash flow from this source in this analysis.

Financial Conclusions

The Panasqueira mine has been operating almost continually for 100 years. The mine nearly halted production in 2004 but survived to capitalize on recent rises in metal prices. With tungsten prices currently over $US 200 per mtu, the Panasqueira mine is well situated to profit from them. Beralt has a contract to supply between 120 and 200 tonnes per month of wolfram concentrate based on the APT price until 2010. If the tungsten price stays above the US$150 mark the Panasqueira operation should remain profitable for a number of years.

Future operations will require the development of reserves as well as the conversion of indicated and inferred resources to reserves. The generation of new reserves is dependant on the completion of new base galleries and access ramps to areas of the mine not currently accessible for production. Some new equipment may also be required.

The financial analysis was done to produce cash flows rather than net present values as it was beyond the scope of the report to value all assets and liabilities. One of the difficulties in that regard is in evaluating the environmental liability of the tailings dumps at Barroca Grande. Only minimal environmental studies have been conducted and no significant mitigative recommendations have been proposed by either consultants or the Portuguese authorities.

In effect the Panasqueira mine is capitalizing on increases in the tungsten price. The mine should be able to continue to generate between €5 and €10 million of pre-tax cash flow provided the price remains at current levels. Some of this cash will need to be used to pay for development of reserves and the upgrade of underground and plant equipment.

PAYBACK

There is currently nothing for the mine to pay back other than the government loan for 2004 wages. With the interest rate of 2.5% there is no incentive to pay this loan back ahead of schedule.



The mine is generating positive cash flows sufficient to cover sustaining capital equipment and development.

MINE LIFE

The reserves for the mine are discussed in detail in the "Mineral Resource and Mineral Reserve Estimates" section of this report. As of February 3, 2006 Proven Reserves of 538,938 tonnes grading 0.239%WO_3 were estimated above Level 3 which will provide plant feed for the next year. Proven and Probable Reserves are estimated to be 1, 391,519 tonnes with an average grade of 0.233% WO_3. These Proven and Probable Reserves would maintain current production levels (550,000 tonnes per annum) for two and a half years.

There are Indicated Resources for the D9 area above Level 3 estimated at 1.15 million tonnes grading 0.283% WO_3 with an additional 1.2 million tonnes grading 0.241% WO_3 above Level 2 which have not been developed yet. In addition, there is the Panasqueira deep area further to the north with and indicated resource of 874,624 tonnes of 0.267% WO_3. In total there is an indicated resource of 3.25 million tonnes grading 0.263% WO_3 which would add another 6 years of mine life if converted to reserves.

For more distant future operations there are some inferred resources below Level 3 and elsewhere that provide targets for exploration and cost analysis for further development.

ADJACENT PROPERTIES

There are no known producing tungsten properties in the vicinity of the Panasqueira mine. The area surrounding the Panasqueira mine contains numerous pits and dumps created by hand mining usually by individual miners. None of these old showings are currently active. The authors were unable to locate any documentation discussing other tin or tungsten occurrences in the immediate vicinity of the mine. The land title position , or any potential ownership, of the surrounding ground around the Panasqueira concession is not known.

There is no other "Relevant Data or Information" needed to make this technical report understandable.

INTERPRETATION AND CONCLUSIONS

The Panasqueira mine is located in hills of central Portugal. The veins which make up the orebody consist of a series of stacked, sheeted quartz veins within a schist. The veins are thought to be the result of pregnant solutions circulating above a granite intrusion some 290 million years ago. The host rock schist is very competent spanning five meter tunnels without any support. The result is an operation which has very low operating costs on a per tonne basis yet produces almost pure wolframite concentrate.

The mine operates with little input from a geological perspective. Exploration has consisted mainly of prospecting on surface with occasional diamond drilling and tunnelling. There is the potential that modern methods of exploration might aid in the delineation of additional reserves both in and around the existing mining levels as well as outside the main area of the mining in the hills surrounding the mine. Diamond drilling in early 2006 has been successful in locating veins greater than 18 cm in locations near the previously defined limits of mineralization.

The underground operations at Panasqueira have evolved over the years to the present mining method of a mechanized room and pillar mine. The operation is low cost on a per tonne basis with mining costs averaging about €9 per tonne. The shift to lower profile equipment has reduced dilution to a certain extent but the drop in ROM grade has continued despite the decreased mining thickness. The conversion to all low profile production equipment should occur as soon as possible in order to permit changes in grade measuring and resource estimation to reflect the new stope height.

The physical properties of wolframite, specifically high specific gravity and friability combined with the fact that the Panasqueira veins contain very coarse grained wolframite makes high recoveries possible with only crushing and gravity separation. The plant at Barroca Grande treats about 50,000 tonnes per month at a cost of about €2.8 per tonne. Overall WO_3 recovery was typically about 85% in the plant but has dropped to 81% with the lower ROM grades. Approximately 10,000 mtu's of WO_3 produced monthly in two concentrates grading 75% and 70% WO_3. The plant sells small amounts of copper and tin concentrates as well as a portion of its tailings as gravel, this portion of the business has subsided since 2002 but may have the potential to expand which would both contribute to cash flow as well as reducing the size of the tailings pile.

There are sufficient Proven Reserves (538,938 @ 0.239% WO_3) at present to enable production for one year an additional Probable Reserve of 852,581 tonnes grading 0.229 will provide another year and a half of production. To continue the operation beyond the 2.5 years some of the Indicated Resource will need to be converted to reserves in the D9 area of Levels 2 and 3 or in the Panasqueira deep area. Alternately, the possibility of development of Level 4 might be required. The indicated resources total 3.25 million tonnes grading 0.263% WO_3 and if converted to reserves could add a further 6 years to the mine life.

The most important factor in converting the indicated resources to reserves will be the price of tungsten. The ROM grade at the mine is now almost 0.1% lower than 2 years ago when the mine almost halted production for financial reasons at tungsten prices of $50/mtu. Although a detailed breakeven tungsten price has not been estimated it is likely to be in the US$100 per mtu range at the current ROM grades.

Although current ROM grades are in part due to a lack of development in past years and therefore an inability to remove certain faces from the ROM feed, the grade is also following a downward trend that has been occurring for at least 10 years. ROM grades generally exceed the reserve grade except when development campaigns are occurring such as in 2001.

The operation creates a positive cash flow of about €500,000 per month. Depreciation of the mine equipment results in a net loss of about a million Euros each year. The operation employs about 210 people with some of the lowest wages (as a country) in all of Europe. Many of the senior managers are over age 65 meaning that long-term operation will require the development of management as well as reserves. There is an estimated liability of €800,000 for severance payment in the event of the mine ceasing operations.

Most of the tungsten in the world is supplied by China, a country which does not operate as a market economy. Market Economy Countries (MEC) consumers wanting to guarantee supply may find it necessary to secure contracts with MEC producers such as Beralt or North American



Tungsten. Until there is greater confidence in the statistics from China there will be continued uncertainty in the tungsten market. Dialogue with consumers will be very important for the profitability of Beralt Tin & Wolfram and Salish Ventures Inc.

It is beyond the scope of the report to value all assets and liabilities. In fact one of the difficulties in that regard is in evaluating and quantifying the environmental liability of the two tailings dumps at Panasqueira and Barroca Grande. Only minimal environmental studies have been conducted and although Beralt has operated water treatment plants at the property since the 1950's, no significant mitigative recommendations have been proposed by either consultants or the Portuguese authorities to date. None of the previous authors of the environmental reports have provided costs estimates to complete the recommended work. Much further study is required to state categorically the status of all three dumps and their discharges.

RECOMMENDATIONS

The mine and plant are running near maximum capacity given the current operating criteria of shutting down in August and on Sundays and holidays. Management should investigate along with employee representatives the possibility of rotating shifts with 7 day coverage 12 months of the year as occurs in most mines throughout the world.

The authors make the following recommendations knowing that any expenditures will have to be funded out of current cash flow. There are some employees at the minesite that may have time available to become involved in some of the recommended studies. Other studies may require the involvement of Portuguese consultants whose involvement will have to be carefully monitored so as not to overspend.

- Hire a Geologist full time to continue the geological studies which include:
  1) Complete review of all old drill holes outside mine area
  2) Review all the old veins on surface to determine if any have the potential to carry economic zones
  3) Further drilling to the south of the Level 3 mine, in Pan Deep, D9 area and Level 3 to Level 4
  4) Along with mine engineering staff, investigate the viability of Pan Deep, D9 and Level 4 development
- Commence a thorough environmental review of the waste dumps to determine potential liabilities.
- Study cost of increasing the capacity of Salgueira to handle winter water flow.
- Study the effectiveness of current grade measuring formula in respect to low profile equipment and the low mine call factor to determine if any changes are needed.
- Continue the transition to low profile underground equipment.
- Acquire additional underground equipment to facilitate the development of indicated resources
- Maintain dialogue with tungsten consumers about potential partnerships that would keep the mine profitable.
- Maintain sufficient working capital to withstand potential disruptions to production.
- add a step in the reserve estimate process that would continually report reserves according to CIM definitions. Old methods should be maintained as a way of checking current quantities with those of the past.



- Study the grade measurement process as affected by low profile mining and adopt a way of accurately reporting reserves in low profile areas as well as pillar windowing so that mine call and block factors can be closer to 100%

Dated at Vancouver, British Columbia, this 25th day of July, 2006.

/s/"*George Cavey*"	/s/"*David R. Gunning*"
George Cavey, P.Geo.	David Gunning, P.Eng.



CERTIFICATE OF QUALIFICATIONS

I, George Cavey, of 306-595 Howe Street, Vancouver British Columbia, hereby certify:

1. I am a graduate of the University of British Columbia (1976) and hold a B.Sc. degree in geology.
2. I am presently employed as a consulting geologist with OreQuest Consultants Ltd. of #306-595 Howe Street, Vancouver, British Columbia.
3. I have been employed in my profession by various mining companies since graduation, with OreQuest Consultants Ltd. since 1982.
4. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been registered since 1992. I am also a member of the Association of Geoscientists of Ontario and have been a member since 1999. I also a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.
5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for preparation of certain sections of the report titled "*Updated Technical Report on the Panasqueira Mine, Distrito de Castelo Branco, Portugal for Primary Metals Inc.*" utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix VII.
7. I visited the Panasqueira Mine on July 2-9th, 2002 and Feb 26 –March 1, 2006.
8. I do not expect to have any direct involvement with the Primary Metals Inc., Avocet Mining PLC (AMP) nor any past involvement with any of Avocet 's subsidiary companies located in Canada, Portugal or elsewhere in the world.
9. I was a Director of Salish Ventures Inc and Primary Metals Inc for the period Oct 2002 until Oct 2004.
10. To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.
11. I am independent of Primary Metals Inc. and Avocet Mining PLC (AMP) applying all the tests in Section 1.4 of NI 43-101 and Section 3.5 of NI43-101 Companion Policy.
12. I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
13. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

/s/"*George Cavey*"
George Cavey, P.Geo.

DATED at Vancouver, British Columbia, this 25th day of July, 2006.



CERTIFICATE OF QUALIFICATIONS

I, David R. Gunning, of 20356 42A Avenue, Langley British Columbia, hereby certify:

1. I am a graduate of the University of British Columbia (1983) and hold a B.A.Sc. degree in Mining and Mineral Process Engineering (mining option).
2. I am presently self-employed as a consulting mining engineer.
3. I have been employed in my profession by various mining companies since graduation, and self employed as a consultant since 1996.
4. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been registered since 1989.
5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for preparation of certain sections of the report titled "*Updated Technical Report on the Panasqueira Mine, Distrito de Castelo Branco, Portugal for Primary Metals Inc.*" utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix VII.
7. I visited the Panasqueira Mine on July 2-9th, 2002 and Feb 26 –March 1, 2006.
8. I have not had and do not expect to have any direct involvement with the Primary Metals Inc., Avocet Mining PLC (AMP) nor with any of Avocet 's subsidiary companies located in Canada, Portugal or elsewhere in the world.
9. To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.
10. I am independent of Primary Metals Inc. and Avocet Mining PLC (AMP) applying all the tests in Section 1.4 of NI 43-101 and Section 3.5 of NI43-101 Companion Policy.
11. I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

/s/"*David R. Gunning*"
David R. Gunning P.Eng.

DATED at Stewart, British Columbia, this 25th day of July, 2006.



REFERENCES

AVOCET MINING PLC

2002: Beralt Tin & Wolfram, Background Summary February 2002.

2002: News Releases dated July 17, 2002, Sept 5, 2002

2002: Website www.avocet.co.uk, June, July, August 2002

BANKS, D, LOURENCO, A. and NORONHA, F

2001: Deposition of Wolframite in the Panasqueira Deposit: A Consequence of Fluid Unmixing?

BANKS, D., LOURENCO, A. and NORONHA, F.

1999: The Tungsten-Tin Ore Deposit of Panasqueira, Portugal

BERALT TIN & WOLFRAM (PORTUGAL) S.A.

2002: Relatório Annual De Exploração, Ano –2001, Março, 2002. (Annual Exploration Report 2001)

2002: Monthly Reports, March 2001; March, April, May and June 2002

2001; Programa De Trabalhos 2002, Sept 28, 2001. (Proposed Work Program, 2002)BREITER, K.

2001: Report about The Visit of the Panasqueira Tungsten deposit between July 2nd and July 15th 2001.

BREITER, K.

2001: Report about Laboratory Investigations of Rock Samples from the Panasqueira Mine and Recommendations for Future Exploration, November 2001.

CARTER, J.

2002: Beralt Tungsten marketing agent, Personal communication, July 4 2002

CLARK, A.H.

1994: A Critical Assessment of Selected Tungsten Properties, report for Submission to Avocet Ventures Inc.

CORREA, A. and NAIQUE, R.A.

1998: Minas Panasqueira, 100 Years of Mining History paper presented at the 1998 International Tungsten Industry Association (ITIA) conference.

CROSBY,T.W.

2001: Facility Environmental Review, Beralt Tin and Wolfram Portugal SA, SECOR International Incorporation, February 7, 2001

DROMACQUE, M.

2001: Mina da Panasqueira, Analysis of Level 4 Development, by Avocet Mining Plc, Feb 8, 2001.

GILCHRIST, G.H. and MAHMOUD, M

1999: Final Report, A Subjective Evaluation of Tailings Deposits Stability at Panasqueira Mine, Portugal, Golder & Associates Oct, 1999.

INTERNATIONAL TUNGSTEN INDUSTRY ASSOCIATION, SECRETARY-GENERAL

2001: Market Report prepared for the 14th Annual General Meeting of the ITIA in Guangzhou on 9th October 2001

INTERNATIONAL TUNGSTEN INDUSTRY ASSOCIATION

2006: Website www.itia.org.uk

MARTINS, L. and DE OLIVEIRA, D.

2000: Portugal – Exploration and Mining, Instituto Geológico e Mineriro

MENDES, F.M.

1958: Evaluation of Vein Grade Methods Applied at Panasqueira Mines



NEWMAN, HAROLD, R.

2000: The Mineral History of Portugal

NICHOLSON, P.

2000: Roskill-Dechert Tungsten Report, December 2000

NORTH AMERICAN TUNGSTEN

2002: Various reports on Tungsten, Market and Cantung Operation from company Website, www.northamericantungsten.com

2002: News Release Feb 18, 2002

2002: Preliminary Prospectus, Feb 26, 2002

PRIMARY METALS INC. NEWS RELEASES

2005: News Release; Aug 24, Nov 29, 2005

2006: News Release; Jan 20, Feb 28, May 11, June 15, June 23, 2006

SALISH VENTURES INC. NEWS RELEASES

2002: News Release Sept 20, 2002

SHEDD, KIM B

2001: Various Tungsten Reports for USGS

SMITH, A.

1978: Mining at the Panasqueira Mine, Portugal, from a paper presented at the IMM Meeting on Tungsten, Dec 14, 1987

STEFFEN, O.K.H.

1991: Report on Visit by Dr. O.K.H. Steffen, Beralt Tin and Wolfram (Portugal) SA, Steffen, Robertson and Kirsten (UK) Limited, Report 188331, Sept 1991

STOCK, D.H. and HOLMAN, N.W.

1995: Report on the Data Orientation and Computerisation Applicability Study Minas Da Panasqueira, Portugal for Avocet Ventures Inc, Sept 1995.

ROBERTSON, A.M and HARCOURT-RICHARDS, K.

1991: Initial Investigation of Chemical Instability and Pollution Control Options at Beralt Mine, Prepared for MINORCO Services (UK) Ltd by Steffen, Robertson and Kirsten (UK) Ltd.

RODRIGUES, A.

2001: Definição Do Nível (470M – 380M). Memo to Beralt summarizing drilling into Level 4, April 4th, 2001

1999: Prospection Project Named "New Area", Synthesis of Prospection Work. Memo to Beralt summarzing regional exploration from 1982-1984 Sept 9th, 1999.

WERNER, A., SINCLAIR, W.D. and AMEY, E.

1998: International Strategic Mineral Issues, Summary Report-Tungsten, USGS Circular 930-0

APPENDIX I

Similar Tungsten Vein Deposits in the World

Appendix I - Similar Tungsten Vein Deposits in the World

Country	Deposit Name	Host Rock	Age	Environment	Notes	Tonnage (tonnes)	Grade % WO_3	Last Production
Australia	Mt. Carbine	argillaceous rocks	Permian	related to granitic intrusion	quartz vein host	13,000,000	0.10	1986
Bolivia	Bolsa Negra	hornfels	Jurassic	contact aureole of granite	multiple quartz veins	1,512,000	0.78	1918
Bolivia	Reconquistrada	phyllitic schist	Jurassic	related to granitic intrusion	quartz vein host	335,000	1.27	n/a
Burma	Mergui	metasedimentary rocks	Cretaceous	contact aureole of granite	quartz vein host	n/a	n/a	n/a
Canada	Burnt Hill, NB	quartzites, argillites	Devonian	contact aureole of granite	multiple quartz veins	1,500,000	0.88	1957
Canada	Grey River, Nfld	gniess, schist	Silurian	contact aureole of granite	quartz vein host	360,000	1.09	n/a
China	Dayu District	phyllites, quartzites	Jurassic	contact aureole of granite	quartz vein host	30,000,000	0.30	2002
China	Gueismeishan	phyllites, quartzites	Jurassic	contact aureole of granite	sheeted vein zone	2,175,000	2.20	n/a
China	Huangsha	quartzites, slates	Jurassic	contact aureole of granite	quartz vein host	3,294,000	1.75	n/a
China	Jubankeng	phyllites, quartzites	Jurassic	folded metasediments	multiple quartz veins	100,000	65.00	none
China	Pangushan	sandstones	Jurassic	contact aureole of granite	multiple quartz veins	1,528,000	1.90	n/a
China	Shangping	phyllites & sandstones	Jurassic	contact aureole of granite	quartz vein host	n/a	n/a	n/a
China	Ta'ergou	quartz sericite schists	Proterozoic	skarn, intrusives not found	multiple quartz veins	3,500,000	0.24	none
China	Yaogangxian	sandstones	Jurassic	contact aureole of granite	quartz vein host	25,000	65.00	none
China	Yochang	sandstones	Jurassic	related to granitic intrusion	quartz vein host	488,000	1.90	n/a
India	Degana	phyllites	Proterozoic	related to granitic intrusion	quartz vein host	31,000	0.54	n/a
Japan	Kaneuchi	shales, chert, hornfels	Cretaceous	contact aureole of granite	quartz vein host	n/a	n/a	1982
Mongolia	Buren-Tsogto	metasedimentary rocks	Mesozoic	related to granitic intrusion	quartz vein host	n/a	n/a	1979
Namibia	Brandberg West	schists, quartzites	Mesozoic	contact aureole of granite	quartz vein host	2,400,000	0.20	1980
North Korea	Changseong	metamorphic rocks	Cretaceous	related to granitic intrusion	quartz vein host	n/a	n/a	n/a
North Korea	Ganggye Dist.	schist	Jurassic	contact aureole of granite	quartz vein host	n/a	n/a	n/a
North Korea	Shinsheung	schist	Jurassic	contact aureole of granite	quartz vein host	n/a	n/a	n/a
Portugal	Arouca	Beira schist	Paleozoic	related to granitic intrusion	quartz vein host	n/a	n/a	n/a
Portugal	Borralha	schists, quartzites	Paleozoic	related to granitic intrusion	multiple quartz veins	700,000	0.47	1982
Portugal	Panasqueira	Beira schist	Paleozoic	related to granitic intrusion	sheeted vein zone	6,100,000	0.36	2002
Saudi Arabia	Baid al Jimalah	metasedimentary rocks	Proterozoic	related to granitic intrusion	quartz vein host	10,000,000	0.10	uneconomic
Saudi Arabia	Bi'r Tawilah	metasedimentary rocks	Proterozoic	related to granitic intrusion	quartz vein host	265,000	0.69	uneconomic
CIS	Antononvogorsk	shales, sandstones	Jurassic	related to granitic intrusion	multiple quartz veins	1,179,000	0.80	n/a
CIS	Bukuka	shales, sandstones	Jurassic	related to granitic intrusion	multiple quartz veins	958,000	0.60	n/a
CIS	Magadan	shales, sandstones	Cretaceous	contact aureole of granite	quartz vein host	1,505,000	0.80	1994
UK	Carrock	slates, hornfelds	Devonian	related to granitic intrusion	multiple quartz veins	120,000	0.75	1980
Vietnam	Pia Oac District	shale	Cretaceous	contact aureole of granite	quartz vein host	1,000,000	n/a	n/a
Zaire	Bishasha	schists	Proterozoic	related to granitic intrusion	multiple quartz veins	n/a	n/a	n/a
Zaire	Sominki	metasedimentary rocks	Proterozoic	related to granitic intrusion	quartz vein host	611,000	n/a	n/a
Zimbabwe	R.H.A.	schist	Proterozoic	related to granitic intrusion	quartz vein host	n/a	n/a	1979

n/a - not available none - no large scale mining, may have artisanal mining only 2002- currently in production

Appendix II

Panasqueira Mine Analytical Procedures

Appendix II - Panasqueira Mine Analytical Procedures

Method of Tungsten Oxide (WO_3) Assay by Gravimetric Analysis

(a) Weigh sample into a 250-ml beaker; add 75 ml HCl and digested slowly on a warm hot plate for 4 hours

(b) Add 10 ml of HNO_3 & 15 ml HClO4 and 12 drops of HF, evaporate to dense HClO4 fumes.

(c) Cool and wash down the sides of the beaker, add 15 ml HCl and 1 gram Boric acid and 5 ml HNO_3, dilute to 100 ml and boil gently for one hour,

(d) Add 5 ml Cinchonine (10%) + paper pulp and let settle over night.

(e) Filter ppt, wash with cold water, return ppt back into beaker, add NH_4OH and boil to dissolve ppt.

(f) Re-ppt the WO_3 with 15 ml HCl, 5 ml HNO_3 and 10 ml Cinchonine solution, boil for a while and let settle over night.

(g) Filter again, wash and ignite at 800 C, cooled and weigh as WO_3.

Method of Total Sulfur [S(tot)] Assay by Gravimetric Analysis

(a) 0.50 to 2.00 grams of sample was weighed accurately into a 150-ml beaker; $KClO_3$, KBr, Br and HNO_3 are added and digest slowly to dryness on a warm hot plate.

(b) Sample then is remove from hot plate and let cooled, 2 grams of Na_2CO_3 and 100 ml of Distilled water are added to sample and boil for 10 minutes before filtering off the insoluble matter.

(c) Acidified the filtrate by adding HCl acid drop-wise and add 10 ml in excess. Put sample solution back onto hot plate to boil for 10 minutes to remove any excess CO_2.

(d) While hot, add 25 ml of 10% BaCl2 drop-wise to precipitate $BaSO_4$, boil sample for at least four hours. Then filter while hot, wash 10 times with hot water; ignite filter paper with sample in ignition furnace at 1600 F for 2 hours. Then removed and let cooled, weighed as $BaSO_4$.

(e) The result, in Percentage, was calculated base on the weight of Sulfur in barium sulfate and weight of sample.

Method of Tin (Sn) Assay by Titration Analysis

(a) Fuse sample with Na_2O_2 and transfer into a 400-ml beaker.

(b) Acidify sample with HCl and add 40 ml in excess, Add 5 - 10 grams Test Lead to sample.

(c) Cover and boil until solution becomes colorless for 5 minutes.

(d) Remove and cool in water bath with stopper with saturated $NaHCO_3$ solution.

(e) Remove stopper and add 5 ml Starch solution and titrate with I2 solution.

Method of Copper (Cu) Assay by Titration Analysis

(a) Digest sample with HNO_3, HCl and H_2SO_4 to dryness in a 250ml beaker.

(b) Add 3 drops H_2SO_4 ,100 ml Br water and boil for 15 minutes.

(c) Remove and add 20 ml NH_4Ac, 2 gram NaF and 15 ml KI.

(d) Titrate with $Na_2S_2O_3$ using starch as indicator.

Method of Arsenic (As) Assay by Titration Analysis

(a) Weigh sample into a 250 ml erlenmeyer flask, add 15-20 ml water, 10 ml HNO_3 and a pinch of $KClO_3$.
(b) Digest sample to dryness, remove and add 5 ml HCl and take to dryness again.
(c) Cooled, add 20 ml 1 to 1 HCl boil several minutes.
(d) Remove and add 50 ml HCl, 1/2 gram NaBr and 1/2 gram $(NH_2)_2SO_4$.
(e) Connect to the condenser and hot plate and let sample boil for 1/2 hour.
(f) Remove from hot plate and take the condensed solution and adjust the pH with HCl, NH_4OH and $NaHCO_3$.
(g) Titrate with I2 solution, using starch solution as indicator.

Method of Phosphorus(P) Assay by Titration Analysis

(a) Digest sample with HNO_3, HF and $KClO_3$ in a 250ml beaker, cover and bring to boil.
(b) Add 10 drops HCl, boil again for 5 minute.
(c) Remove, cool, add litmus paper to sample and adjust pH to just acidic.
(d) Add 80 ml Ammonium molybdate to solution and stir sample.
(e) Filter and wash with cold water.
(f) Discard solution and add 150ml hot water to beaker, put in filter paper & ppt, titrate with NaOH solution using Phenolphthalein as indicator.

Appendix III

TeckCominco and IPL Analytical Results


teckcominco

OREQUEST CONSULTING-X02

#1 - #2

Job V02-0383R

Report date: 06 SEPT 2002

LAB NO	FIELD NUMBER	W %	WO_3 %	$FeWO_4$ %
R0209858	**#1 FINE**	**58.44**	**73.69**	**96.52**
R0209859	**#2 COARSE**	**58.78**	**74.12**	**97.09**

ANALYTICAL METHODS
W X-Ray fluorescence/Fusion
WO_3 W oxide (converted from W XRF-Fusion)
$FeWO_4$ Wolframite (converted from W XRF-Fusion)

IPL Analytical Results

IPL Certificate #: 02H0845
Client: OreQuest Consultants Ltd.
Project: None Given
No. of Samples: 2
Date In: Aug 08, 2002
Date Out: Aug 26, 2002

Sample Name	Sample Type	WO_3 %	S(tot) %	Ag ppm	Cu ppm	Pb ppm	Zn ppm	As ppm	Na %
Coarse +20 mesh	Coarse Pulp	71.77	0.08	0.7	68	37	507	16	0.08
Fine -20 +60 mesh	Coarse Pulp	72.03	0.08	0.5	31	19	122	455	0.07
Minimum detection		0.01	0.01	0.1	1	2	1	5	0.01
Maximum detection		100	100	100	20000	20000	20000	10000	5
Method		Asywet	Leco	ICP	ICP	ICP	ICP	ICP	ICP

Sample Name	SampleType	Bi ppm	Ba ppm	W ppm	Mn ppm	Sc ppm	Ca %	Fe %	Mg %
Coarse +20 mesh	Coarse Pulp	<2	26	65	12513	12	0.08	6.76	0.06
Fine -20 +60 mesh	Coarse Pulp	17	2	65	10288	10	0.04	5.7	0.07
Minimum detection		2	2	5	1	1	0.01	0.01	0.01
Maximum detection		10000	10000	1000	10000	10000	10	10	10
Method		ICP	ICP	ICP	ICP	ICP	ICP	ICP	ICP

ICP results for Tl, Cd, Cr, V Hg, La, Sb, P, K, Ti, Zr, K are not reported since the results were less than or close to the minium detection limit

Appendix IV

TeckCominco and IPL Analytical Procedures


teckcominco
Exploration Research Laboratory

TUNGSTEN ASSAY / HIGH GRADE

Sample Preparation Procedures:

One-gram sample is roasted at 600 degree centigrade for two hours. This sample is mixed with six grams of Johnson Matthey Spectroflux Lithium Borax and the mixture is fused at 1100 degree in a platinum-gold crucible. The molten meterial iss cast on to a preheated graphite mould assembly allowed to cool to produce a stable, transparent, homogeneous and crack-free disk which is then polished.

Tungsten Analysis:

The fusion disks are analyzed by using a Siemens SRS-200 sequential X-Ray Spectrometer with a gold-tube for tungsten and matrix correction elements: e.g. Fe, Mn, Ca ....etc. Tungsten analysis is corrected for absorption effect, enhancement effect, line overlap and background correction. The calibration curve for tungsten analysis iss setup by using 23 synthetic standards and commercial standards with certified analytical data, range from 0.00% to 100% WO3.

Quality Control And Statistics:

Every twenty-fusion disks prepared include one commercial standard or house standard and one repeat sample. Every eight samples analyzed include two standards. (E.g. CANMET standards MP-2) The lower limit of detection (or two times standard deviation) for tungsten analysis is 0.01%.

IPL Analytical Procedures

Method of Tungsten Oxide (WO3) Assay by Gravimetric Analysis

(a) Weigh accurately 0.25 to 2.00 grams sample into a 250-ml beaker; add 75 ml HCl and digested slowly on a warm hot plate for 4 hours or more.(Do not put on high heat.)

(b) Add 10 ml of HNO3 & 15 ml HClO4 and 12 drops of HF, evaporate to dense HClO4 fumes.

(c) Let Cooled and wash down the sides of the beaker, add 15 ml HCl and 1 gram Boric acid and 5 ml HNO3, dilute to 100 ml and boil gently for one hour,

(d) Add 5 ml Cinchonine (10%) + paper pulp and let settle over night.

(e) Filter the ppt thru filter paper, wash 5 times with cold water, return the ppt back into original beaker, then add 10 ml NH4OH and 1 gram NH4Cl, boil to dissolve ppt.

(f) Re-ppt the WO3 with 15 ml HCl,5 ml HNO3 and 10 ml Cinchonine solution, boil for a while and let settle over night.

(g) Filter again, wash and ignite at 800 C, cooled and weigh as WO3.

The result, in Percentage, was calculated base on the weight of WO3 and weight of sample.

Method of 30 element analysis by Aqua Regia digestion/ICP

a) 0.50 grams of sample is digested with diluted Aqua Regia solution by heating in a hot water bath, at about 95 Celsius for 90 minutes, then cooled and bulked up to a fixed volume with de-mineralized water, and thoroughly mixed. Digested samples are let settled over night to separate residue from solution.

(b) The specific elements are determined using an Inductively Coupled Argon Plasma spectrophotometer. All elements are corrected for inter-element interference. All data are subsequently stored onto computer diskette.

QUALITY CONTROL

The machine is first calibrated using three known standards and a blank. The test samples are then run in batches.

A sample batch consists of 38 or less samples. Two tubes are placed before a set. These are an In-house standard and an acid blank, which are both digested with the samples. A known standard with characteristics best matching the samples is chosen and placed after every fifteenth sample. After every 38th sample (not including standards), two samples, chosen at random, are re-weighed and analyzed. At the end of a batch, the standard and blank used at the beginning is rerun. The readings for these knowns are compared with the pre-rack knowns to detect any calibration drift.

Note: Some elements may not be completely digested by Aqua Regia, Please refer to our price brochure.

Method of Sulfur Analysis by LECO CS-300 Induction Furnace

Sample preparation for:
Total Sulfur:

Samples are weighed accurately (4 digit) into ceramic crucibles, no chemical preparation is needed before analysis for total sulfur.

Sulfate Sulfur:

Sample are weighed accurately (4 digit) into ceramic crucibles, put into high temperature furnace and ignite at 800C for one hour, then removed and let cooled before analysis.

Analysis:

(a) Leco furnace must be warmed up for half an hour before analysis, Tin metals and iron chips are added as accelerators into ceramic crucible with sample before induction take place.

(b) After the ceramic crucible is introduced into the furnace chamber, sample weight is entered into computer and induction switch is turned on, the Sulfur content in sample is oxidized as SO2 gas and detected by the Leco induction furnace and reported in percent Sulfur.

QUALITY CONTROL

The Leco furnace is first calibrated by using two known standards and a blank. The test samples are then run in batches.

Every 20th sample will be re-assay at the end of the batch.

The known standards will be re-assay again at the end of the batch or between every 15th samples to ensure the reproducibility and accuracy.

APPENDIX V

Mining Factors

TABLE X - MINE CALL FACTORS IN PERCENT (%)

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	AVG
1971	108.3	127.0	133.8	135.3	89.7	98.7	103.5	92.9	113.8	104.6	144.0	142.6	**116.2**
1972	128.5	111.6	97.5	102.5	83.5	108.4	99.9	108.7	101.9	122.2	107.4	104.3	**106.4**
1973	123.5	88.4	90.3	87.7	96.1	106.3	111.1	101.5	85.6	87.0	108.4	155.6	**103.5**
1974	95.8	106.1	110.1	112.9	106.5	118.9	123.7	131.1	128.3	133.5	110.2	88.3	**113.8**
1975	115.8	109.5	88.3	103.0	104.3	115.3	139.1	110.8	110.9	110.3	130.9	116.7	**112.9**
1976	113.5	117.4	109.4	107.6	122.4	116.3	126.8	92.6	95.6	101.7	118.6	128.7	**112.6**
1977	238.8	119.4	101.2	109.3	125.2	125.1	115.1	91.0	86.9	88.1	97.3	126.7	**118.7**
1978	106.4	117.4	125.9	96.0	114.6	108.9	153.5	132.2	100.2	97.5	121.5	116.9	**115.9**
1979	137.6	133.8	131.7	89.8	128.3	126.3	123.6	127.6	98.0	106.0	121.9	131.8	**121.4**
1980	132.5	86.6	108.4	108.9	110.9	93.6	98.3	122.2	116.8	110.4	100.0	128.5	**109.8**
1981	146.9	156.0	135.2	100.0	150.5	148.4	148.4	122.6	140.6	124.8	119.8	112.1	**133.8**
1982	108.0	91.7	99.1	100.6	111.3	99.8	106.8	103.4	80.8	91.8	88.6	101.8	**98.6**
1983	98.6	96.4	94.3	95.4	100.0		109.2	111.8	99.7	87.6	106.2	124.4	**102.1**
1984	98.6	102.5	111.5	122.8	82.5	89.5	113.1	82.1	96.7	96.2	107.2	97.5	**100.0**
1985	93.4	82.3	90.3	91.4	97.7	89.7	103.5	94.8	90.3	87.8	87.8	129.2	**94.9**
1986	100.3	85.5	139.6	123.4	115.0	112.9	111.0	102.0	98.6	96.2	89.4	81.2	**104.6**
1987	87.1	79.7	83.4	99.1	87.3	120.1	155.3		92.8	82.7	75.0	89.5	**95.6**
1988	79.8	93.4	94.4	97.3	115.2	104.8	87.3		88.8	99.1	80.5	116.2	**96.1**
1989	92.8	147.2	93.8	116.4	103.3	99.4	116.3		107.7	96.0	103.5	92.7	**106.3**
1990	90.5	88.1	105.9	100.2	92.5	94.9	84.2		97.6	104.4	99.6	112.0	**97.3**
1991	90.0	87.0	94.6	94.6	99.9	88.1	87.7		99.3	81.8	96.9	105.2	**93.2**
1992	92.3	92.3	77.1	94.8	89.1	92.2	97.3		108.3	89.8	98.5	91.8	**93.0**
1993	80.0	80.8	100.8	120.8	92.8	112.8	94.9		110.4	103.5	100.1	96.2	**99.4**
1994													
1995	79.2	103.2	93.4	102.1	92.0	100.7	93.2	97.8	110.1	109.9	98.8	103.9	**98.7**
1996	81.3	107.1	112.6	101.9	94.0	100.2	92.4		74.1	106.0	99.9	89.0	**96.2**
1997	96.9	94.4	96.1	94.7	97.0	92.5	94.4		98.2	97.3	94.6	91.0	**95.2**
1998	83.5	99.9	106.3	95.7	106.3	96.7	85.5		133.6	96.1	101.7	87.9	**99.4**
1999	87.6	84.4	75.9			96.8	98.0		89.0	81.8	100.4	81.6	**88.4**
2000	62.1	92.1	88.3	74.7	93.2	105.2	93.8		91.1	101.9	101.4	96.5	**90.7**
2001	96.3	95.3	84.7	97.6	95.3	90.1	111.8		80.8	99.0	93.0	118.4	**95.4**
2002													**96.7**
2003													**97.3**
2004													**95.5**
2005													**100.4**
AVG	**104.9**	**102.6**	**102.5**	**102.6**	**103.3**	**105.3**	**109.3**	**107.4**	**100.9**	**99.8**	**103.4**	**108.6**	**103.7**

Note, monthly values not available for 2002 to 2005

Table XI - Block Factors in Percent (%)

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	AVG
1971	78.4	72.8	75.9	104.7	100.0	99.1	86.0	97.6	96.7	97.8	99.8	88.0	**91.4**
1972	96.8	111.5	116.6	109.7	103.0	107.1	113.9	120.1	103.4	105.7	124.7	127.1	**111.6**
1973	117.8	115.1	112.1	119.7	112.4	89.8	88.1	100.0	125.0	136.8	114.7	100.0	**111.0**
1974	104.4	96.3	95.3	105.1	100.0	90.2	89.3	86.0	87.2	104.3	128.1	99.5	**98.8**
1975	116.5	103.0	108.5	106.9	97.9	107.8	97.6	102.1	110.2	112.0	111.4	99.2	**106.1**
1976	108.0	117.2	128.6	123.3	85.7	87.1	80.8	111.6	103.5	122.9	109.6	110.0	**107.4**
1977	91.7	89.2	108.2	96.0	84.0	88.9	93.9	95.3	104.9	108.3	97.2	92.6	**95.9**
1978	97.5	100.1	98.5	102.0	98.5	96.8	77.2	89.9	96.2	114.1	96.5	100.4	**97.3**
1979	87.6	91.6	89.1	123.3	83.2	104.0	94.0	93.1	127.5	118.8	99.0	115.7	**102.2**
1980	132.0	171.9	167.5	139.4	99.3	134.9	140.5	136.1	119.5	107.9	110.2	101.2	**130.0**
1981	103.9	126.2	111.3	96.8	98.3	86.2	109.0	90.6	81.3	101.6	111.2	96.1	**101.0**
1982	79.6	71.8	83.6	106.5	87.4	105.3	88.6	96.8	113.7	112.5	105.2	106.0	**96.4**
1983	113.3	101.1	108.3	115.8	100.0		119.4	92.2	117.6	115.5	98.0	91.7	**106.6**
1984	110.6	116.5	97.2	107.2	121.3	104.5	81.9	104.7	95.4	96.0	80.7	85.4	**100.6**
1985	95.0	127.1	103.8	93.2	89.7	69.4	87.7	95.8	92.4	106.7	95.5	73.6	**94.1**
1986	84.2	100.6	89.1	83.8	87.0	94.9	91.0	111.3	99.6	112.8	103.1	129.3	**96.4**
1987	109.1	119.1	101.8	79.4	107.2	96.3	82.7		71.2	112.9	101.5	97.9	**97.9**
1988	102.6	93.4	81.6	112.4	106.2	108.6	121.2		110.0	97.8	95.8	81.6	**100.4**
1989	84.8	74.8	89.9	91.1	96.2	99.9	85.2		98.2	105.9	95.9	99.5	**92.6**
1990	110.6	100.0	92.6	100.5	131.8	101.7	100.1		105.9	96.8	82.6	89.3	**102.0**
1991	93.0	84.5	88.8	104.8	107.2	110.1	99.9		85.5	96.6	77.8	96.6	**95.0**
1992	89.2	76.8	105.9	82.8	70.7	91.2	81.3		95.2	98.2	100.9	101.7	**90.4**
1993	90.3	83.8	114.5	87.2	155.3	166.2	112.5		117.2	82.8	79.8	122.7	**110.2**
1994													
1995	78.7	121.9	111.5	90.1	114.2	100.4	126.3	94.5	58.7	93.6	52.1	85.4	**91.5**
1996	63.6	59.8	77.6	90.1	95.6	80.2	89.7		107.0	75.2	63.6	88.3	**82.0**
1997	80.4	93.3	92.5	96.6	74.2	101.6	108.4		98.4	84.5	90.4	85.0	**90.0**
1998	87.3	93.4	79.5	100.2	92.2	102.3	105.3		114.3	117.6	97.8	93.7	**98.5**
1999	97.0	107.8	69.7			102.9	77.3		108.1	89.7	93.7	90.4	**93.0**
2000	127.8	116.0	113.8	125.7	81.7	76.0	94.1		96.8	98.4	92.2	99.6	**102.0**
2001	80.6	103.9	105.3	81.6	88.4	86.4	64.5		64.0	104.2	107.9	106.8	**95.2**
2002													**89.7**
2003													**90.0**
2004													**92.0**
2005													**87.5**
AVG.	**97.1**	**101.4**	**100.6**	**102.6**	**98.9**	**99.6**	**96.2**	**101.0**	**100.2**	**104.3**	**97.2**	**98.5**	**99.4**

Note, monthly values not available for 2002 to 2005

TABLE XII – MINE SURVEY REPORT MAY 2002

STOPES EXTRACTION

	m^2	kg/ m^2	Vein Width	Vein tonnes	V.kg/ tonne	Stope Height	Ore tonnes	kg/ tonne	% WO_3	WO_3 tonne
RESERVES	2530	28.9	0.35	2479	29.5	2.36	16718	4.4	0.33	54.8
PILLARS	675	31.3	0.47	888	23.8	2.22	4196	5.0	0.38	15.8
N. I. R.	1265	18.0	0.36	1275	17.9	2.24	7934	2.9	0.22	17.1
TOTAL	**4470**	**26.2**	**0.37**	**4643**	**25.2**	**2.30**	**28848**	**4.1**	**0.30**	**87.8**

ON VEIN DEVELOPMENT

	m^2	kg/m^2	ORE tonne	kg/tonne	%WO_3	WO_3 tonne
DEVELOPMENT	1005	20.5	6395	3.2	0.24	15.5

BLOCK FACTOR VALUES

	Values kg SAMPLED	BLOCKED	m^2	%	
10-13 kg/m^2					
13-18 kg/m^2	594	740	45	80.3	
18-25 kg/m^2	3251	5074	235	64.1	
25-35 kg/m^2	20261	24332	845	83.3	
35-45 kg/m^2	49003	60149	1405	81.5	
+45 kg/m^2					
TOTAL	**73108**	**90294**	**2530**	**81.0**	**Block Factor 81.0%**

MINE CALL FACTORS VALUES
Tonnage Discrepancy
Trammed: Measured

	Measd.	Tramd.	kg/ tonne	% WO_3	WO_3 tonnes	MCF %	
Stope Broken Tonnes	28848						28848
Fines Unswept Tonnes	1442						
Fines Swept Tonnes	145						
TOTAL TONS	**27550**	**31325**	**4.1**	**0.30**	**87.8**		
Vein Develop. Tonnes	6075	6880	3.2	0.24	15.5		6395
TOTAL ORE TONNES	**33626**	**38205**	**3.9**	**0.29**	**103.2**		35243
Waste tonnes.							100.9
TOTAL	**33626**	**38205**					
R. O. M.		33937	3.70	0.28	94	**94.1**	
WO_3 PRODUCED					8109		

Length of Development Sampled in Metres

	Metres	Vein Width (m)	Grade kg/tonne	Group	Width	Grade	%
+13 kg/m^2	86	0.30	30				
-13 kg/m^2	64	0.27	8.3				
TOTAL SAMPLED	150	0.29	20.5				

PRODUCTION RESULTS

M.C. F.*BLOCK FACTOR	74.0%		Wolfram Con. Prod.	109.4 tonnes
PLANT RECOVERY FACTOR	85.8%		Cu Con. Prod.	8.0 tonnes
OVERALL RECOVERY	78.4%		Sn Con. Prod.	2.3 tonnes
YIELD GRADE kg/tonne	3.19		FINES SWEPT	640 m^2

APPENDIX VI

Schematic Level Plans

GREEN STOPE - AW30


Scale
OREQUEST
PRIMARY METALS INC
PANASQUEIRA MINE
GREEN STOPE
AW30


ORANGE STOPE - AW31
PRODUCTION SHAFT
VIOLETA
LIGA AO VERDE
RAMPA
0 20 40 60 80 100 m
Scale
OREQUEST
PRIMARY METALS INC.
Appendix VI b
PANASQUEIRA MINE
ORANGE STOPE
AW31
Portugal
- INCLINES PROPOSED
- RAISES COMPLETED
- RAISES PLANNED
- RESERVES INDICATED
- ADVANCING FACES
- ELEVATION AND THICKNESS OF VEIN
- STOPED AREA CLEANED OF FINES

UPPER VIOLET STOPE - AW32

D17
D19
D21
D23
D25
D27
AW30
L3.D23.R-6.AW32 SUP.
0 20 40 60 80 100 m
Scale

- INCLINES PROPOSED
- RAISES COMPLETED
- RAISES PLANNED
- ELEVATION AND THICKNESS OF VEIN
- DRILL HOLE LOCATION TO BE COMPLETED
- MINERALIZED AREA
- RESERVES INDICATED
- ADVANCING FACES
- STOPED AREA CLEANED OF FINES

OREQUEST
PRIMARY METALS INC.

Appendix VI c
PANASQUEIRA MINE

UPPER VIOLET STOPE
AW32

Portugal



LOWER VIOLET STOPE - AW32
D19
D21
D23
D25
D27
INCLINES EXISTING IN 2004
INCLINES PROPOSED
RAISES COMPLETED
RAISES PLANNED
ELEVATION AND THICKNESS OF VEIN
DRILL HOLE LOCATION TO BE COMPLETED
RESERVES
MINERALIZED AREA
RESERVES INDICATED
ADVANCING FACES
STOPED AREA
0 20 40 60 80 100 m
Scale
OREQUEST
PRIMARY METALS INC.
PANASQUEIRA MINE
LOWER VIOLET STOPE
AW32
Portugal

NORTH ZONE VIOLET STOPE - AW32



D21
D23
D25
Scale
OREQUEST
PRIMARY METALS INC.
PANASQUEIRA MINE
NORTH ZONE VIOLET STOPE
AW32



RED STOPE - AW33
PRODUCTION SHAFT
0 20 40 60 80 100 m
Scale
OREQUEST
PRIMARY METALS INC.
Appendix VI I
PANASQUEIRA MINE
RED STOPE
AW33
Portugal



NORTH ZONE RED STOPE - AW33
D15
D17
D19
D21
PRODUCTION SHAFT
RAMPA
L2.P4
0 20 40 60 80 100 m
Scale
OREQUEST
PRIMARY METALS INC.
Appendix VI g
PANASQUEIRA MINE
NORTH ZONE RED STOPE
AW33
Portugal


UPPER BLACK STOPE - AW34
PRODUCTION SHAFT
0 20 40 60 80 100 m
Scale
OREQUEST
PRIMARY METALS INC.
PANASQUEIRA MINE
UPPER BLACK STOPE
AW34



LOWER BLACK STOPE - AW34
INCLINES EXISTING IN 2004
INCLINES PROPOSED
RAISES COMPLETED
RAISES PLANNED
ELEVATION AND THICKNESS OF VEIN
DRILL HOLE LOCATION TO BE COMPLETED
MINERALIZED AREA
RESERVES INDICATED
RESERVES INFERRED
ADVANCING FACES
0 20 40 60 80 100 m
Scale
OREQUEST
PRIMARY METALS INC.
PANASQUEIRA MINE
LOWER BLACK STOPE
AW34
Portugal

DARK BROWN STOPE - AW35



PRODUCTION SHAFT
0 20 40 60 80 100 m
Scale
INCLINES PROPOSED
RAISES COMPLETED
RESERVES INDICATED
ADVANCING FACES
ELEVATION AND THICKNESS OF VEIN
DRILL HOLE LOCATION TO BE COMPLETED
OREQUEST
PRIMARY METALS INC.
PANASQUEIRA MINE
DARK BROWN STOPE
AW35
Portugal

DARK BLUE STOPE - AW36



PRODUCTION SHAFT
0 20 40 60 80 100 m
Scale
OREQUEST
PRIMARY METALS INC.
Appendix VI k
PANASQUEIRA MINE
DARK BLUE STOPE
AW36
Portugal

OREQUEST

PRIMARY METALS INC.

Appendix VII

PANASQUEIRA MINE

SKY BLUE STOPE AW37

Plan

D15

D17

D19

D21

D23

D25

PRODUCTION

RAMPA

75 METROS

100 METROS

- INCLINES EXISTING IN 2004
- INCLINES PROPOSED
- RAISES COMPLETED
- RAISES PLANNED
- RESERVES >=13kg/m2
- MINERALIZED AREA < 13kg/m2
- RESERVES INDICATED
- ADVANCING FACES
- ELEVATION AND THICKNESS OF VEIN
- DRILL HOLE LOCATION TO BE COMPLETED

0 20 40 60 80 100 m

Scale

Appendix VII - Sections of Report and Corresponding Responsible Author

REPORT SECTION	RESPONSIBLE AUTHOR
Summary	Cavey, Gunning
Table of Contents	Cavey, Gunning
Introduction and Terms of Reference	Cavey, Gunning
Disclaimer	Cavey, Gunning
Property Description and Location	Cavey
Accessibility, Climate, Local Resources, Infrastructure and Physiography	Cavey
History	Cavey
Geological Setting	Cavey
Deposit Types	Cavey
Mineralization	Cavey
Exploration	Cavey
Drilling	Cavey
Level 4 Exploration	Cavey
Sampling Method, Approach and Security	Cavey, Gunning
Mineral Processing and Metallurgical Testing	Gunning
Plant Infrastructure	Gunning
Sample Preparation and Analysis	Cavey, Gunning
Data Verification	Gunning
Mining	Gunning
Mining Method	Gunning
Mine Production and Scheduling	Gunning
Level 4 Development	Cavey
Mineral Resource and Mineral Reserve Estimation	Gunning
Recoverability	Gunning
Environmental Considerations	Cavey, Gunning
Panasqueira Site	Cavey
Rio Site	Cavey
Barroca Grande Site	Cavey
Markets	Gunning
Contracts	Cavey, Gunning
Taxes	Gunning
Capital and Operating Estimates	Gunning
Economic Analysis	Gunning
Revenue and Sensitivity	Gunning
Financial Conclusions	Gunning
Payback	Gunning
Mine Life	Gunning
Adjacent Properties	Cavey
Interpretation and Conclusions	Cavey, Gunning
Recommendations	Cavey, Gunning
References	Cavey, Gunning



CODE OF ETHICS

PRIMARY METALS INC.

CODE OF BUSINESS CONDUCT AND ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

Purpose

The board of directors of Primary Metal Inc. (the "Board") is responsible for setting the standards of business conduct contained in this Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to Primary Metals Inc. and its subsidiaries (together, the "**Company**"), the business practices within the Company's industry, the Company's own business practices, and the prevailing ethical standards of the communities in which the Company operates. While the Board will oversee and monitor compliance with the Code, it is the individual responsibility of each director, officer and employee of the Company (each, a "**Representative**") to comply with the Code.

Representatives are expected to comply with the laws, rules and regulations applicable to them and to the Company. This Code outlines further obligations of the Company's Representatives in the following areas:

1. Conflicts of Interest

Representatives are required to avoid situations where their personal interests interfere in any way with the interests of the Company, including receiving improper personal benefits as a result of their position in the Company. A Representative must not place himself in a situation of conflict of interest, whether actual or potential, and must not take into consideration, in the performance of his functions, interests that are not exclusively the best interests of the Company.

In circumstances where a Representative has a conflict of interest or becomes aware of a potential conflict of interest, in a matter or transaction involving the Company, the Representative shall report the conflict or potential conflict to the executive officer to whom that person reports in the course of his employment responsibilities, or, in the case of an executive officer, to the Corporate Governance Committee ("CGC") and fully inform such person or the CGC, as applicable, of the facts and circumstances related to the conflict or potential conflict.

2. Confidentiality

Representatives are required to maintain and protect the confidentiality of all Company information and materials to which they have access or which are in their possession.

3. Fair Dealing

Representatives are required to deal with the Company's shareholders, employees, customers, suppliers and competitors in a fair and business-like manner, free from discriminatory practices, including harassment. Representatives shall not engage in corrupt or unlawful activities, abuse their authority or use their position or the Company's assets to obtain advantage for themselves, their family or other associates.

4. Financial Transactions

Representatives must, as applicable given their particular employment responsibilities or other duties, take such steps as may be necessary to maintain the integrity of the Company's financial records and to ensure full, fair, accurate and timely disclosure of financial information.

5. Use of Resources

Representatives are to safeguard and use the Company's assets and opportunities for legitimate business purposes only.

6. Violations

Directors, officers and employees are required to report known or suspected violations of the Code to the Chairman of the Company's Audit Committee, who will be responsible for ensuring that appropriate action is taken. Reports may be made anonymously pursuant to the Company's Whistle Blower Policy. A Representative shall not suffer any adverse consequence as a result of a report made in good faith. Reported violations shall be investigated promptly and fairly.

7. Waivers

Any waiver from compliance with any of the terms of the Code shall require the prior approval of the Company's Governance Committee.

8. Conduct Which Departs from the Code

The matters covered in this Code are of the utmost importance to the Company and are essential to our ability to conduct our business in accordance with our stated values and in compliance with laws and regulations. The Code is not a comprehensive guide to all of the Company's policies or to all of the Representatives responsibilities under applicable laws and regulations governing the Company and its operations.

The Code is intended to provide general parameters and expectations of the Company with respect to the conduct of the Company's Representatives. Violations of law or of the Company's policies, including this Code, may lead to disciplinary action, including, but not limited to, dismissal.

The Code of Ethics was approved by the Board of directors of Primary Metals Inc. the 25th day of August, 2005.